UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended December 31, 2010
Commission file number: 001-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.
(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4
48005 Bilbao
Spain
(Address of principal executive offices)

Eduardo Avila Zaragoza
Paseo de la Castellana, 81
28046 Madrid
Spain

Telephone number +34 91 537 7000
Fax number +34 91 537 6766
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐     No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐     No ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

On April 2, 2011, Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) filed its annual report on Form 20-F for the year ended December 31, 2010 (the “2010 Form 20-F”). This Report on Form 6-K updates Note 60.C.16 to the consolidated financial statements of the BBVA Group contained in the 2010 Form 20-F (the “Consolidated Financial Statements”). We have not made any other modifications or updates to the Consolidated Financial Statements. Furthermore, this Report on Form 6-K does not describe other information, events or developments which occurred after the original filing of the 2010 Form 20-F, including the exhibits thereto, or modify or update any disclosures affected by any subsequent events.

This Report on Form 6-K is hereby incorporated by reference into BBVA’s Registration Statement No. 333-167820 on Form F-3.

37.	Purchase and sale commitments and future payment obligations	F-145
38.	Transactions on behalf of third parties	F-145
39.	Interest, income and similar expenses	F-146
40.	Dividend income	F-149
41.	Share of profit or loss of entities accounted for using the equity method	F-150
42.	Fee and commission income	F-150
43.	Fee and commission expenses	F-150
44.	Net gains (losses) on financial assets and liabilities	F-151
45.	Other operating income and expenses	F-152
46.	Administrative costs	F-152
47.	Depreciation and amortization	F-156
48.	Provisions (net)	F-156
49.	Impairment losses on financial assets (net)	F-156
50.	Impairment losses on other assets (net)	F-157
51.	Gains (losses) on derecognized assets not classified as non-current assets held for sale	F-157
52.	Gains (losses) in non-current assets held for sale not classified as discontinued operations	F-157
53.	Consolidates statement of cash flows	F-158
54.	Accountant fees and services	F-159
55.	Related party transactions	F-159
56.	Remuneration of the Board of Directors and Members of the Bank’s Management Committee	F-161
57.	Detail of the Directors’ holdings in companies with similar business activities	F-164
58.	Other information	F-164
59.	Subsequent events	F-165
60.	Differences between Eu-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and the United States generally accepted accounting principles and other required disclosures english	F-165

APPENDICES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Banco Bilbao Vizcaya Argentaria, S.A.:

We have audited the accompanying consolidated balance sheets of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. (the “Company”) and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group (the “Group” — Note 3) as of December 31, 2010, 2009 and 2008, and the related consolidated statements of income, recognized income and expense, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the controlling Company’s Directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BANCO BILBAO VIZCAYA ARGENTARIA, S.A. and subsidiaries composing the BANCO BILBAO VIZCAYA ARGENTARIA Group as of December 31, 2010, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2010, in conformity with the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 (see Note 1.2).

EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March April 1, 2011 expressed an unqualified opinion on the Group’s internal control over financial reporting.

/s/  DELOITTE, S.L.

Madrid — Spain
April 1, 2011, except for Note 60.C.16, as to which the date is May 11, 2011

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 and 2008
(Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

ASSETS
CASH AND BALANCES WITH CENTRAL BANKS	9	19,981	16,344	14,659
FINANCIAL ASSETS HELD FOR TRADING	10	63,283	69,733	73,299
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		24,358	34,672	26,556
Equity instruments		5,260	5,783	5,797
Trading derivatives		33,665	29,278	40,946
OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	2,774	2,337	1,754
Loans and advances to credit institutions		—	—	—
Loans and advances to customers		—	—	—
Debt securities		688	639	516
Equity instruments		2,086	1,698	1,238
AVAILABLE-FOR-SALE FINANCIAL ASSETS	12	56,456	63,521	47,780
Debt securities		50,875	57,071	39,831
Equity instruments		5,581	6,450	7,949
LOANS AND RECEIVABLES	13	364,707	346,117	369,494
Loans and advances to credit institutions		23,637	22,239	33,856
Loans and advances to customers		338,857	323,442	335,260
Debt securities		2,213	436	378
HELD-TO-MATURITY INVESTMENTS	14	9,946	5,437	5,282
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	15	40	—	—
HEDGING DERIVATIVES	15	3,563	3,595	3,833
NON-CURRENT ASSETS HELD FOR SALE	16	1,529	1,050	444
INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	17	4,547	2,922	1,467
Associates		4,247	2,614	894
Jointly controlled entities		300	308	573
INSURANCE CONTRACTS LINKED TO PENSIONS		—	—	—
REINSURANCE ASSETS	18	28	29	29
TANGIBLE ASSETS	19	6,701	6,507	6,908
Property, plants and equipment		5,132	4,873	5,174
For own use		4,408	4,182	4,442
Other assets leased out under an operating lease		724	691	732
Investment properties		1,569	1,634	1,734
INTANGIBLE ASSETS	20	8,007	7,248	8,439
Goodwill		6,949	6,396	7,659
Other intangible assets		1,058	852	780
TAX ASSETS	21	6,649	6,273	6,484
Current		1,113	1,187	1,266
Deferred		5,536	5,086	5,218
OTHER ASSETS	22	4,527	3,952	2,778
Inventories		2,788	1,933	1,066
Rest		1,739	2,019	1,712

TOTAL ASSETS		552,738	535,065	542,650

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 and 2008
(Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

LIABILITIES AND EQUITY
FINANCIAL LIABILITIES HELD FOR TRADING	10	37,212	32,830	43,009
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Trading derivatives		33,166	29,000	40,309
Short positions		4,046	3,830	2,700
Other financial liabilities		—	—	—
OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	11	1,607	1,367	1,033
Deposits from central banks		—	—	—
Deposits from credit institutions		—	—	—
Customer deposits		—	—	—
Debt certificates		—	—	—
Subordinated liabilities		—	—	—
Other financial liabilities		1,607	1,367	1,033
FINANCIAL LIABILITIES AT AMORTIZED COST	23	453,164	447,936	450,605
Deposits from central banks		11,010	21,166	16,844
Deposits from credit institutions		57,170	49,146	49,961
Customer deposits		275,789	254,183	255,236
Debt certificates		85,179	99,939	104,157
Subordinated liabilities		17,420	17,878	16,987
Other financial liabilities		6,596	5,624	7,420
FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK		(2)	—	—
HEDGING DERIVATIVES	15	1,664	1,308	1,226
LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	16	—	—	—

LIABILITIES UNDER INSURANCE CONTRACTS	24	8,034	7,186	6,571
PROVISIONS	25	8,322	8,559	8,678
Provisions for pensions and similar obligations		5,980	6,246	6,359
Provisions for taxes and other legal contingencies		304	299	263
Provisions for contingent exposures and commitments		264	243	421
Other provisions		1,774	1,771	1,635
TAX LIABILITIES	21	2,195	2,208	2,266
Current		604	539	984
Deferred		1,591	1,669	1,282
OTHER LIABILITIES	22	3,067	2,908	2,557

TOTAL LIABILITIES		515,263	504,302	515,945

	Notes	2010	2009	2008
		Millions of euros

LIABILITIES AND EQUITY (Continued)
STOCKHOLDERS’ FUNDS		36,689	29,362	26,586
Common Stock	27	2,201	1,837	1,837
Issued		2,201	1,837	1,837
Unpaid and uncalled(-)		—	—	—
Share premium	28	17,104	12,453	12,770
Reserves	29	14,360	12,074	9,410
Accumulated reserves (losses)		14,305	11,765	8,801
Reserves (losses) of entities accounted for using the equity method		55	309	609
Other equity instruments		37	12	89
Equity component of compound financial instruments		—	—	—
Other equity instruments		37	12	89
Less: Treasury stock	30	(552)	(224)	(720)
Income attributed to the parent company		4,606	4,210	5,020
Less: Dividends and remuneration		(1,067)	(1,000)	(1,820)
VALUATION ADJUSTMENTS	31	(770)	(62)	(930)
Available-for-sale financial assets		333	1,951	931
Cash flow hedging		49	188	207
Hedging of net investment in foreign transactions		(158)	219	247
Exchange differences		(978)	(2,236)	(2,231)
Non-current assets held-for-sale		—	—	—
Entities accounted for using the equity method		(16)	(184)	(84)
Other valuation adjustments		—	—	—
NON-CONTROLLING INTEREST	32	1,556	1,463	1,049
Valuation adjustments		(86)	18	(175)
Rest		1,642	1,445	1,224

TOTAL EQUITY		37,475	30,763	26,705

TOTAL LIABILITIES AND EQUITY		552,738	535,065	542,650

Memorandum Item	Notes	2010	2009	2008
		Millions of euros

CONTINGENT EXPOSURES	34	36,441	33,185	35,952

CONTINGENT COMMITMENTS	34	90,574	92,323	98,897

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated balance sheet as of December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO
VIZCAYA ARGENTARIA GROUP

CONSOLIDATED INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of Euros

INTEREST AND SIMILAR INCOME	39	21,134	23,775	30,404
INTEREST AND SIMILAR EXPENSES	39	(7,814)	(9,893)	(18,718)

NET INTEREST INCOME		13,320	13,882	11,686

DIVIDEND INCOME	40	529	443	447
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	41	335	120	293
FEE AND COMMISSION INCOME	42	5,382	5,305	5,539
FEE AND COMMISSION EXPENSES	43	(845)	(875)	(1,012)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	44	1,441	892	1,328
Financial instruments held for trading		643	321	265
Other financial instruments at fair value through profit or loss		83	79	(17)
Other financial instruments not at fair value through profit or loss		715	492	1,080
Rest		—	—	—
EXCHANGE DIFFERENCES (NET)		453	652	231
OTHER OPERATING INCOME	45	3,543	3,400	3,559
Income on insurance and reinsurance contracts		2,597	2,567	2,512
Financial income from non-financial services		647	493	485
Rest of other operating income		299	340	562
OTHER OPERATING EXPENSES	45	(3,248)	(3,153)	(3,093)
Expenses on insurance and reinsurance contracts		(1,815)	(1,847)	(1,896)
Changes in inventories		(554)	(417)	(403)
Rest of other operating expenses		(879)	(889)	(794)

GROSS INCOME		20,910	20,666	18,978

ADMINISTRATION COSTS	46	(8,207)	(7,662)	(7,756)
Personnel expenses		(4,814)	(4,651)	(4,716)
General and administrative expenses		(3,393)	(3,011)	(3,040)
DEPRECIATION AND AMORTIZATION	47	(761)	(697)	(699)
PROVISIONS (NET)	48	(482)	(458)	(1,431)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	49	(4,718)	(5,473)	(2,941)
Loans and receivables		(4,563)	(5,199)	(2,797)
Other financial instruments not at fair value through profit or loss		(155)	(274)	(144)

NET OPERATING INCOME		6,742	6,376	6,151

NET OPERATING INCOME		6,742	6,376	6,151
IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	50	(489)	(1,618)	(45)
Goodwill and other intangible assets		(13)	(1,100)	(1)
Other assets		(476)	(518)	(44)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	51	41	20	72
NEGATIVE GOODWILL	20	1	99	—
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	52	127	859	748

INCOME BEFORE TAX		6,422	5,736	6,926

INCOME TAX	21	(1,427)	(1,141)	(1,541)

INCOME FROM CONTINUING TRANSACTIONS		4,995	4,595	5,385

INCOME FROM DISCONTINUED TRANSACTIONS (NET)		—	—	—

NET INCOME		4,995	4,595	5,385

Net Income attributed to parent company		4,606	4,210	5,020
Net income attributed to non-controlling interests	32	389	385	365

	Note	2010	2009	2008
		Euros

EARNINGS PER SHARE	5
Basic earnings per share		1.17	1.08	1.31
Diluted earnings per share		1.17	1.08	1.31

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated income statement for the year ending December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSE FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	2010	2009	2008
	Millions of euros

NET INCOME RECOGNIZED IN INCOME STATEMENT	4,995	4,595	5,385

OTHER RECOGNIZED INCOME (EXPENSES)	(813)	1,061	(3,237)

Available-for-sale financial assets	(2,166)	1,502	(3,787)
Valuation gains/(losses)	(1,963)	1,520	(2,065)
Amounts removed to income statement	(206)	(18)	(1,722)
Reclassifications	3	—	—
Cash flow hedging	(190)	(32)	361
Valuation gains/(losses)	(156)	(21)	373
Amounts removed to income statement	(34)	(11)	(12)
Amounts removed to the initial carrying amount of the hedged items	—	—	—
Reclassifications	—	—	—
Hedging of net investment in foreign transactions	(377)	(27)	(50)
Valuation gains/(losses)	(377)	(27)	(50)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Exchange differences	1,384	68	(661)
Valuation gains/(losses)	1,380	141	(678)
Amounts removed to income statement	4	(73)	17
Reclassifications	—	—	—
Non-current assets held for sale	—	—	—
Valuation gains/(losses)	—	—	—
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Actuarial gains and losses in post-employment plans	—	—	—
Entities accounted for using the equity method	228	(88)	(144)
Valuation gains/(losses)	228	(88)	(144)
Amounts removed to income statement	—	—	—
Reclassifications	—	—	—
Rest of recognized income and expenses	—	—	—
Income tax	308	(362)	1,044

TOTAL RECOGNIZED INCOME/EXPENSES	4,182	5,656	2,148

Attributed to the parent company	3,898	5,078	1,838
Attributed to minority interests	284	578	310

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of recognized income and expense for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses) From
				Entities
				Accounted		Less:		Less:				Non-
	Common	Share	Accumulated	for Using	Other	Treasury	Income Attributed	Dividends and	Total	Valuation		Controlling
	Stock	Premium	Reserves	the Equity	Equity	Stock	to the Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2010	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2010	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

Total income/expense recognized	—	—	—	—	—	—	4,606	—	4,606	(708)	3,898	284	4,182

Other changes in equity	364	4,651	2,540	(254)	25	(328)	(4,210)	(67)	2,721	—	2,721	(191)	2,530

Common stock increase	364	4,651	—	—	—	—	—	—	5,015	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	25	—	—	—	25	—	25	—	25
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(558)	(1,067)	(1,625)	—	(1,625)	(197)	(1,822)
Transactions including treasury stock and other equity instruments (net)	—	—	(105)	—	—	(328)	—	—	(433)	—	(433)	—	(433)
Transfers between total equity entries	—	—	2,865	(213)	—	—	(3,652)	1,000	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(220)	(41)	—	—	—	—	(261)	—	(261)	6	(255)

Balances as of December 31, 2010	2,201	17,104	14,305	55	37	(552)	4,606	(1,067)	36,689	(770)	35,919	1,556	37,475

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)
				from
				Entities
				Accounted		Less:	Income	Less:				Non-
	Common	Share	Accumulated	for Using		Treasury	Attributed	Dividends and	Total	Valuation		Controlling
	Stock	Premium	Reserves	the Equity	Other Equity	Stock	to the Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2009	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

Total income/expense recognized	—	—	—	—	—	—	4,210	—	4,210	868	5,078	578	5,656

Other changes in equity	—	(317)	2,964	(300)	(77)	496	(5,020)	820	(1,434)	—	(1,434)	(164)	(1,598)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	10	—	—	—	10	—	10	—	10
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	—	(1,000)	(1,000)	—	(1,000)	(144)	(1,144)
Transactions including treasury stock and other equity instruments (net)	—	—	(238)	—	—	496	—	—	258	—	258	—	258
Transfers between total equity entries	—	—	3,378	(178)	—	—	(5,020)	1,820	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	(317)	—	—	(87)	—	—	—	(404)	—	(404)	—	(404)
Rest of increases/reductions in total equity	—	—	(176)	(122)	—	—	—	—	(298)	—	(298)	(20)	(318)

Balances as of December 31, 2009	1,837	12,453	11,765	309	12	(224)	4,210	(1,000)	29,362	(62)	29,300	1,463	30,763

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Notes 1 to 5)

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves (Note 29)
				Reserves
				(Losses)
				from
				Entities			Income
				Accounted		Less:	Attributed	Less:				Non-
	Common	Share	Accumulated	for Using	Other	Treasury	to the	Dividends and	Total	Valuation		controlling
	Stock	Premium	Reserves	the Equity	Equity	Stock	Parent	Remunerations	Stockholders’	Adjustments		Interests	Total
2008	(Note 27)	(Note 28)	(Losses)	Method	Instruments	(Note 30)	Company	(Note 4)	Funds	(Note 31)	Total	(Note 32)	Equity
	Millions of euros

Balances as of January 1, 2008	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors	—	—	—	—	—	—	—	—	—	—	—	—	—
Adjusted initial balance	1,837	12,770	5,609	451	68	(389)	6,126	(1,661)	24,811	2,252	27,063	880	27,943

Total income/expense recognized	—	—	—	—	—	—	5,020	—	5,020	(3,182)	1,838	310	2,148

Other changes in equity	—	—	3,192	158	21	(331)	(6,126)	(159)	(3,245)	—	(3,245)	(142)	(3,387)

Common stock increase	—	—	—	—	—	—	—	—	—	—	—	—	—
Common stock reduction	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	—	21	—	—	—	21	—	21	—	21
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	—	(1,002)	(1,820)	(2,822)	—	(2,822)	(142)	(2,964)
Transactions including treasury stock and other equity instruments (net)	—	—	(172)	—	—	(331)	—	—	(503)	—	(503)	—	(503)
Transfers between total equity entries	—	—	3,431	33	—	—	(5,125)	1,661	—	—	—	—	—
Increase/Reduction due to business combinations	—	—	9	—	—	—	—	—	9	—	9	—	9
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(75)	125	—	—	—	—	49	—	49	—	49

Balances as of December 31, 2008	1,837	12,770	8,801	609	89	(720)	5,020	(1,820)	26,586	(930)	25,656	1,049	26,705

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of changes in equity for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A. AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008 (Notes 1 to 5)

	Notes	2010	2009	2008
		Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	53	8,503	2,567	(1,992)
Net income for the year		4,995	4,595	5,385
Adjustments to obtain the cash flow from operating activities:		(534)	(591)	(1,112)
Depreciation and amortization		761	697	699
Other adjustments		(1,295)	(1,288)	(1,811)
Net increase/decrease in operating assets		6,452	(9,781)	45,714
Financial assets held for trading		(6,450)	(3,566)	10,964
Other financial assets designated at fair value through profit or loss		437	582	588
Available-for-sale financial assets		(7,064)	15,741	(800)
Loans and receivables		18,590	(23,377)	30,866
Other operating assets		939	839	4,096
Net increase/decrease in operating liabilities		9,067	(12,359)	37,908
Financial liabilities held for trading		4,383	(10,179)	23,736
Other financial liabilities designated at fair value through profit or loss		240	334	—
Financial liabilities at amortized cost		5,687	(3,564)	20,058
Other operating liabilities		(1,243)	1,050	(5,886)
Collection/Payments for income tax		1,427	1,141	1,541
CASH FLOWS FROM INVESTING ACTIVITIES(2)	53	(7,078)	(643)	(2,865)
Investment		8,762	2,396	4,617
Tangible assets		1,040	931	1,199
Intangible assets		464	380	402
Investments		1,209	2	672
Subsidiaries and other business units		77	7	1,559
Non-current assets held for sale and associated liabilities		1,464	920	515
Held-to-maturity investments		4,508	156	—
Other settlements related to investing activities		—	—	270
Divestments		1,684	1,753	1,752
Tangible assets		261	793	168
Intangible assets		6	147	31
Investments		1	1	9
Subsidiaries and other business units		69	32	13
Non-current assets held for sale and associated liabilities		1,347	780	374
Held-to-maturity investments		—	—	283
Other collections related to investing activities		—	—	874
CASH FLOWS FROM FINANCING ACTIVITIES(3)	53	1,148	(74)	(2,271)
Investment		12,410	10,012	17,807
Dividends		1,218	1,567	2,813
Subordinated liabilities		2,846	1,667	735
Common stock amortization		—	—	—
Treasury stock acquisition		7,828	6,431	14,095
Other items relating to financing activities		518	347	164
Divestments		13,558	9,938	15,536
Subordinated liabilities		1,205	3,103	1,535
Common stock increase		4,914	—	—
Treasury stock disposal		7,439	6,835	13,745
Other items relating to financing activities		—	—	256
EFFECT OF EXCHANGE RATE CHANGES(4)		1,063	(161)	(791)
NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)		3,636	1,689	(7,919)
CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR		16,331	14,642	22,561
CASH OR CASH EQUIVALENTS AT END OF THE YEAR		19,967	16,331	14,642

Components of Cash and Equivalent at end of the Year	Notes	2010	2009	2008
		Millions of euros

Cash		4,284	4,218	3,915
Balance of cash equivalent in central banks		15,683	12,113	10,727
Other financial assets		—	—	—
Less: Bank overdraft refundable on demand		—	—	—
TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	9	19,967	16,331	14,642
Of which:
Held by consolidated subsidiaries but not available for the Group		—	—	—

The accompanying Notes 1 to 60 and Appendices I to XI are an integral part of the consolidated statement of cash flows for the year ended December 31, 2010.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
AND COMPANIES COMPOSING THE BANCO BILBAO VIZCAYA ARGENTARIA GROUP
REPORT FOR THE YEAR ENDED DECEMBER 31, 2010

1.	INTRODUCTION, BASIS OF PRESENTATION OF THE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS AND OTHER INFORMATION

1.1  INTRODUCTION

Banco Bilbao Vizcaya Argentaria, S.A. (hereinafter, the “Bank” or “BBVA”) is a private-law entity, subject to the rules and regulations governing banking institutions operating in Spain. The Bank conducts its business through branches and offices located throughout Spain and abroad.

The Bylaws and other public information about the Bank are available for consultation at its registered address (Plaza San Nicolás, 4 Bilbao).

In addition to the transactions it carries out directly, the Bank heads a group of subsidiaries, jointly-controlled and associated entities which perform a wide range of activities and which together with the Bank constitute the Banco Bilbao Vizcaya Argentaria Group (hereinafter, “the Group” or “BBVA Group”). In addition to its own individual financial statements, the Bank is therefore obliged to prepare the Group’s annual consolidated financial statements.

As of December 31, 2010, the Group was made up of 302 companies accounted for under the full consolidation method and 7 under the proportionate consolidation method. A further 68 companies are accounted for using the equity method (see Notes 3 and 17 and Appendices II to VII of these financial consolidated statements).

The Group’s consolidated financial statements for the years ending December 31, 2009 and 2008 were approved by the shareholders at the Bank’s Annual General Meeting (“AGM”) held on March 12, 2010 and March 13, 2009, respectively.

The 2010 consolidated financial statements of the Group and the 2010 financial statements of the Bank have been approved by the shareholders at the Annual General Meeting (“AGM”) held on March 11, 2011.

1.2.	BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Group’s accompanying consolidated financial statements for 2010 are presented in accordance with the International Financial Reporting Standards endorsed by the European Union (“EU-IFRS”) applicable at year-end 2010, and additionally considering the Bank of Spain Circular 4/2004, of December 22, 2004 (and as amended thereafter). This Bank of Spain Circular is the regulation that implements and adapts the EU-IFRS for Spanish banks.

The consolidated financial statements for the year ended December 31, 2010 were prepared by applying the principles of consolidation, accounting policies and valuation criteria described in Note 2, so that they present fairly the Group’s consolidated equity and financial position as of December 31, 2010, together with the consolidated results of its operations and cash flows generated during 2010. These consolidated financial statements were prepared on the basis of the accounting records kept by the Bank and each of the other entities in the Group, and include the adjustments and reclassifications required to harmonize the accounting policies and valuation criteria used by the Group (see Note 2.2).

All accounting policies and valuation criteria with a significant effect in the consolidated financial statements were applied in their preparation.

The amounts reflected in the accompanying consolidated financial statements are presented in millions of euros, except as stated otherwise due to the need for a smaller unit. Therefore, there may be occasions when a balance does not appear in the financial statements because it is in units of euros. In addition, the percentage changes are calculated using thousands of euros. The accounting balances have been rounded to present the amounts in millions of euros. As a result, the amounts appearing in some tables may not be the arithmetical sum of the preceding figures.

1.3.	SEASONAL NATURE OF INCOME AND EXPENSES

The nature of the most significant activities and transactions carried out by the Group is mainly related to traditional activities carried out by financial institutions. Therefore, they are not significantly affected by seasonal factors.

1.4.	RESPONSIBILITY FOR THE INFORMATION AND FOR THE ESTIMATES MADE

The information contained in these BBVA Group consolidated financial statements is the responsibility of the Group’s Directors.

Estimates were occasionally made by the Bank and the consolidated companies in preparing these consolidated financial statements in order to quantify some of the assets, liabilities, income, expenses and commitments reported. These estimates relate mainly to the following:

•	Impairment on certain financial assets (see Notes 7, 8, 12, 13, 14 and 17).

•	The assumptions used to quantify other provisions (see Note 25) and for the actuarial calculation of post-employment benefit liabilities and commitments (see Note 26).

•	The useful life and impairment losses of tangible and intangible assets (see Notes 16, 19, 20 and 22).

•	The valuation of consolidation goodwill (see Notes 17 and 20).

•	The fair value of certain unlisted financial assets and liabilities (see Notes 7, 8, 10, 11, 12 and 15).

Although these estimates were made on the basis of the best information available as of December 31, 2010 on the events analyzed, events that take place in the future might make it necessary to change them (upwards or downwards) in the coming years.

With regard to the impairment losses on financial assets and assets acquired in debt payments, of particular importance is the entry into force on September 30, 2010, of Bank of Spain Circular 3/2010 of June 29. This Circular has modified Circular 4/2004 with respect to provision of these impairment losses to be carried out by Spanish credit institutions. The Bank of Spain has modified and updated certain parameters established in Annex IX of said Circular to adjust them to the experience and information of the Spanish banking sector as a whole following the financial crisis of the past few years.

The new requirements included in the Circular have changed the estimates for impairment losses on some financial assets and assets acquired in payment of debts carried out by the Bank and its consolidated entities. Given that they have been considered as changes in estimates, in accordance with applicable standards, the impact of these changes has been recognized in the consolidated income statement for 2010 for a total of €198 million.

1.5.	BBVA GROUP INTERNAL CONTROL OVER FINANCIAL REPORTING MODEL

The BBVA Group Internal Control over Financial Reporting Model (“ICFR Model”) includes a set of processes and procedures that the Group’s Management has designed to reasonably guarantee fulfillment of the Group’s set control targets. These control targets have been set to ensure the reliability and integrity of the consolidated financial information, as well as the efficiency and effectiveness of transactions and fulfillment of applicable standards.

The ICFR Model is based on the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) international standards. The five components that COSO establishes to determine whether an internal control system is effective and efficient are:

•	Evaluate all of the risks that could arise during the preparation of the financial information.

•	Design the necessary control activities to mitigate the most critical risks.

•	Monitor the control activities to ensure they are fulfilled and they are effective over time.

•	Establish the right reporting circuits to detect and report system weaknesses or flaws.

•	Set up a suitable control area to track all of these activities.

The BBVA Group ICFR Model is summarized in the following chart:

ICFR Model is implemented in the Group’s main entities using a common and uniform methodology.

Among the main characteristics of the Group ICFR Model are as follows:

•	The BBVA Group has opted for a direct model of individually assigned responsibilities through a more ambitious model of certification aimed to ensure that the internal control extends to a greater range of hierarchical levels and contributes to the culture of control within the Group.

•	The internal control system is dynamic and evolves continuously over time in a way that reflects the reality of the business of the Group at all times, together with the risks affecting it and the controls mitigating these risks.

•	A complete documentation of the processes, risks and control activities is prepared within its scope, including detailed descriptions of the transactions, criteria for evaluation and revisions applied.

To determine the scope of the ICFR Model annual evaluation, the main companies, accounts and most significant processes are identified based on quantitative criteria (probability of occurrence, economic impact and materiality) and qualitative criteria (related to typology, complexity, nature of risks and the business structure), ensuring coverage of critical risks for the BBVA Group consolidated financial statements.

As well as the evaluation that the Internal Control Units performs, ICFR Model is subject to regular evaluations by the Internal Audit Department and is supervised by the Group’s Audit and Compliance Committee.

As a foreign private issuer in the United States, the BBVA Group submits Annual Reports on Form 20F to the Securities and Exchange Commission (SEC) and thus complies with the requirements pursuant to Section 404 of the Sarbanes-Oxley Act of 2002.

In the evaluation by the Internal Audit Department and the Internal Control Units, no weaknesses were detected that could have a material or significant impact on the BBVA Group consolidated financial statements for the year 2010.

1.6.	MORTGAGE MARKET POLICIES AND PROCEDURES

The additional disclosures required by Bank of Spain Circular 7/2010, applying Royal Decree 716/2009 of April 24, 2009 (which developed certain aspects of Act 2/1981, of 25 March 1981, on the regulation of the mortgage market and other mortgage and financial market regulations) is detailed in the Bank’s individual financial statements for the year ended December 31, 2010.

2.	PRINCIPLES OF CONSOLIDATION, ACCOUNTING POLICIES AND MEASUREMENT BASES APPLIED AND IFRS RECENT PRONOUNCEMENTS

The Glossary (see Appendix XI) includes the definition of financial and economic terms used in this Note 2 and subsequent explanatory notes.

2.1.	PRINCIPLES OF CONSOLIDATION

The accounting principles and valuation criteria used to prepare the Group’s consolidated financial may differ from those used by certain companies in the Group. For this reason, the required adjustments and reclassifications were made on consolidation to harmonize the principles and criteria used and to make them compliant with EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

The results of subsidiaries acquired during the year are included taking into account only the period from the date of acquisition to year-end. The results of companies disposed of during any year are included only taking into account the period from the start of the year to the date of disposal.

The Group consolidated companies are classified into three types: subsidiaries, jointly controlled entities and associates entities.

Subsidiaries

Subsidiaries (see the Glossary) are those companies which the Group has the capacity to control. Control is presumed to exist when the parent owns, either directly or indirectly through other subsidiaries, more than one half of an entity’s voting power, unless, in exceptional cases, it can be clearly demonstrated such ownership of it does not constitute control of it.

The financial statements of the subsidiaries are consolidated with those of the Bank using the global integration method.

The share of minority interests from subsidiaries in the Group’s consolidated equity is presented under the heading “Non-controlling interest” in the accompanying consolidated balance sheets and their share in the profit or loss for the year is presented under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements (see Note 32).

Note 3 include information related to the main companies in the Group as of December 31, 2010. Appendix II includes the most significant information on these companies.

Jointly controlled entities

These are entities that, while not being subsidiaries, fulfill the definition of “joint business” (see the Glossary).

Since the implementation of EU-IFRS, the Group has applied the following policy in relation to investments in jointly controlled entities:

•	Jointly-controlled financial entity: Since it is a financial entity, the best way of reflecting its activities within the Group’s consolidated financial statements is considered to be the proportionate method of consolidation.

As of December 31, 2010, 2009 and 2008, the contribution of jointly controlled financial entities to the main figures in the Group’s consolidated financial statements under the proportionate consolidation method, calculated on the basis of the Group’s holding in them, is shown in the table below:

Contribution to the Group by Entities
Accounted for Under the Proportionate Method	2010	2009	2008
	Millions of euros

Assets	1,040	869	331
Liabilities	891	732	217
Equity	28	38	27
Net income	19	17	11

Additional disclosure is not provided as these investments are not significant.

Appendix III shows the main figures for jointly controlled entities consolidated by the Group under the proportionate method.

•	Jointly-controlled non-financial entity: It is considered that the effect of distributing the balance sheet and income statement amounts belonging to jointly controlled non-financial entities would distort the information provided to investors. For this reason, the equity method is considered the most appropriate way of reflecting these investments.

Appendix IV shows the main figures for jointly controlled entities consolidated using the equity method. Note 17 details the impact, if any, that application of the proportionate consolidation method on these entities would have had on the consolidated balance sheet and income statement.

Associate entities

Associates are companies in which the Group is able to exercise significant influence, without having total or joint control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.

However, certain entities in which the Group owns 20% or more of the voting rights are not included as Group associates, since it is considered that the Group does not have the capacity to exercise significant influence over these entities. Investments in these entities, which do not represent significant amounts for the Group, are classified as available-for-sale financial assets.

Moreover, some investments in entities in which the Group holds less than 20% of the voting rights are accounted for as Group associates, as the Group is considered to have the power to exercise significant influence over these entities.

Investments in associates are accounted for using the equity method (see Note 17). Appendix IV shows the most significant information related to the associates consolidated using the equity method.

2.2.	ACCOUNTING POLICIES AND VALUATION CRITERIA APPLIED

Accounting policies and valuation criteria used in preparing these consolidated financial statements were as follows:

2.2.1.	FINANCIAL INSTRUMENTS

a)	Measurement of financial instruments and recognition of changes in fair value

All financial instruments are initially accounted for at fair value which, unless there is evidence to the contrary, shall be the transaction price.

All the changes during the year, except in trading derivatives, arising from the accrual of interests and similar items are recognized under the headings “Interest and similar income” or “Interest and similar expenses”, as appropriate, in the accompanying consolidated income statement for this year (see Note 39). The dividends accrued in the year are recognized under the heading “Dividend income” in the accompanying consolidated income statement for the year (see Note 40).

The changes in fair value after the initial recognition, for reasons other than those included in preceding paragraph, are described below according to the categories of financial assets and liabilities:

– “Financial assets held for trading” and “Other financial assets and liabilities designated at fair value through profit or loss”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are valued at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized as their net value under the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements (see Note 44). Changes resulting from variations in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The fair value of the financial derivatives included in the held for trading portfolios is calculated by their daily quoted price if there is an active market. If, under exceptional circumstances, their quoted price cannot be established on a given date, these derivatives are measured using methods similar to those used in over-the-counter (“OTC”) markets.

The fair value of OTC derivatives (“present value” or “theoretical price”) is equal to the sum of future cash flows arising from the instrument, discounted at the measurement date; these derivatives are valued using methods recognized by the financial markets: the net present value (NPV) method, option price calculation models, etc.(see Note 8).

– “Available-for-sale financial assets”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes arising from the measurement at fair value (gains or losses) are recognized temporarily, for their amount net of tax effect, under the heading “Valuation adjustments - Available-for-sale financial assets” in the accompanying consolidated balance sheets.

Valuation adjustments arising from non-monetary items by changes in foreign exchange rates are recognized temporarily under the heading “Valuation adjustments — Exchange differences” in the accompanying consolidated balance sheets. Valuation adjustments arising from monetary items by changes in foreign exchange rates are recognized under the heading “Net exchange differences” in the accompanying consolidated income statements.

The amounts recognized under the headings “Valuation adjustments — Available-for-sale financial assets” and “Valuation adjustments — Exchange differences” continue to form part of the Group’s consolidated equity until the asset is derecognized from the consolidated balance sheet or until an impairment loss is recognized in it. If these assets are sold, these amounts are recognized under the headings “Net gains (losses) on financial assets and liabilities” or “Net exchange differences”, as appropriate, in the consolidated income statement for the year in which they are derecognized.

The gains from sales of other equity instruments considered strategic investments registered under “Available-for-sale financial assets” are recognized under the heading “Gains (losses) in non-current assets held-for-sale not classified as discontinued operations” in the consolidated income statement, although they had not been classified in a previous balance sheet as non-current assets held for sale (see note 52).

The net impairment losses in the “Available-for-sale financial assets” during the year are recognized under the heading “Impairment losses on financial assets (net) — Other financial instruments not at fair value through profit or loss” in the consolidated income statements for that year.

– “Loans and receivables”, “Held-to-maturity investments” and “Financial liabilities at amortized cost”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at “amortized cost” using the “effective interest rate” method, as the consolidated entities has the intention to hold such financial instruments to maturity.

Net impairment losses of assets under these headings arising in a particular year are recognized under the heading “Impairment losses on financial assets (net) — Loans and receivables” or “Impairment losses on financial assets (net) — Other financial instruments not valued at fair value through profit or loss” in the income statement for that year.

– “Hedging derivatives” and “Fair value changes of the hedged items in portfolio hedges of interest rate risk”

Assets and liabilities recognized under these headings in the accompanying consolidated balance sheets are measured at fair value.

Changes produced subsequent to the designation of the hedging relationship in the measurement of financial instruments designated as hedged items as well as financial instruments under hedge accounting are recognized according to the following criteria:

•	In fair value hedges, the changes in the fair value of the derivative and the hedged item attributable to the hedged risk are recognized under the heading “Net gains (losses) on financial assets and liabilities” in the consolidated income statement, with a balancing item under the headings where hedging items (“Hedging derivatives”) and the hedged items are recognized, as applicable.

In fair value hedges of interest rate risk of a portfolio of financial instruments (portfolio-hedges), the gains or losses that arise in the measurement of the hedging instrument are recognized in the consolidated income statement, and the gains or losses that arise from the change in the fair value of the hedged item (attributable to the hedged risk) are recognized in the consolidated income statement, using, as a balancing item, the headings “Fair value changes of the hedged items in portfolio hedges of interest rate risk” in the consolidated balance sheets, as applicable.

•	In cash flow hedges, the gain or loss on the hedging instruments relating to the effective portion are recognized temporarily under the heading “Valuation adjustments — Cash flow hedging”. These valuation changes are recognized in the accompanying consolidated income statement at the time when the gain or loss in the hedged instrument affects profit or loss, when the forecast transaction takes place or at the maturity date of the hedged item. Almost all of the hedges used by the Group are for interest rate risks. Therefore, the valuation changes are recognized under the headings “Interest and similar income” or “Interest and similar expenses” as appropriate, in the accompanying consolidated income statement (see Note 39). Differences in the measurement of the hedging items corresponding to the ineffective portions of cash flow hedges are recognized directly in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statement.

•	In the hedges of net investments in foreign operations, the differences produced in the effective portions of hedging items are recognized temporarily under the heading “Valuation adjustments — Hedging of net investments in foreign transactions” in the consolidated balance sheets. These differences in valuation are recognized under the heading “Net exchange differences” in the consolidated income statement when the investment in a foreign operation is disposed of or derecognized.

– Other financial instruments

The following exceptions have to be highlighted with respect to the above general criteria:

•	Equity instruments whose fair value cannot be determined in a sufficiently objective manner and financial derivatives that have those instruments as their underlying asset and are settled by delivery of those instruments are measured at acquisition cost adjusted, where appropriate, for any impairment loss.

•	Valuation adjustments arising from financial instruments classified at balance sheet date as non-current assets held for sale are recognized with a balancing entry under the heading “Valuation adjustments — Non-current assets held for sale” in the accompanying consolidated balance sheets.

b)	Impairment on financial assets

Definition of impaired financial assets

A financial asset is considered to be impaired — and therefore its carrying amount is adjusted to reflect the effect of its impairment — when there is objective evidence that events have occurred which:

•	In the case of debt instruments (loans and debt securities), give rise to a negative impact on the future cash flows that were estimated at the time the transaction was arranged.

•	In the case of equity instruments, mean that the carrying amount of these instruments cannot be recovered.

As a general rule, the carrying amount of impaired financial instruments is adjusted with a charge to the consolidated income statement for the period in which the impairment becomes known. The recoveries of previously recognized impairment losses are registered, if appropriate, in the consolidated income statement for the year in which the impairment is reversed or reduced, with an exception: any recovery of previously recognized impairment losses for an investment in an equity instrument classified as financial assets available for sale is not recognized through consolidated financial statements, but under the heading “Valuation Adjustments — Available-for-sale financial assets” in the consolidated balance sheet.

The amounts in balance sheet are considered to be impaired, and accrual of the interest thereon is suspended, when there are reasonable doubts that the balances will be recovered in full and/or the related interest will be collected for the amounts and on the dates initially agreed upon, taking into account the guarantees received by the consolidated entities to assure (in part or in full) the performance of transactions. Amounts collected in relation to impaired loans and receivables are used to recognize the related accrued interest and any excess amount is used to reduce the principal not yet paid.

When the recovery of any recognized amount is considered to be remote, this amount is removed from the consolidated balance sheet, without prejudice to any actions taken by the consolidated entities in order to collect the amount until their rights extinguish in full through expiry, forgiveness or for other reasons.

Calculation of impairment on financial assets

The impairment on financial assets is determined by type of instrument and the category in which they are recognized. The BBVA Group recognizes impairment charges directly against the impaired asset when the likelihood of recovery is deemed remote, and uses an offsetting or allowance account when it records non-performing loan provisions.

•	Debt securities at amortized cost

The amount of impairment losses of debt securities at amortized cost is measured depending on whether the impairment losses are determined individually or collectively.

– Impairment losses determined individually

The amount of the impairment losses incurred on these instruments relates to the positive difference between their respective carrying amounts and the present values of their expected future cash flows.

The following is to be taken into consideration when estimating the future cash flows of debt instruments:

•	All the amounts that are expected to be obtained over the residual life of the instrument; including, where appropriate, those which may result from the collaterals and other credit enhancements provided for the instrument (after deducting the costs required for foreclosure and subsequent sale). Impairment losses include an estimate for the possibility of collecting accrued, past due and uncollected interest.

•	The various types of risk to which each instrument is subject.

•	The circumstances in which collections will foreseeably be made.

These cash flows are discounted using the original effective interest rate. If a financial instrument has a variable interest rate, the discount rate for measuring any impairment loss is the current effective rate determined under the contract.

As an exception to the rule described above, the market value of quoted debt instruments is deemed to be a fair estimate of the present value of their future cash flows.

In respect to impairment losses resulting from the materialization of insolvency risk of the obligors (credit risk), a debt instrument is impaired:

•	When there is evidence of a reduction in the obligor’s capacity to pay, whether manifestly by default or for other reasons; and/or

•	When country-risk is risk materializes, understood as the risk among debtors who are resident in a particular country as a result of factors other than normal commercial risk.

The group has policies, methods and procedures for hedging its credit risk, for both insolvency attributable to counterparties and country-risk.

These policies, methods and procedures are applied to the arrangement, study and documentation of debt instruments, risks and contingent commitments, as well as the detection of their deterioration and in the calculation of the amounts needed to cover their credit risk.

– Impairment losses determined collectively

The quantification of losses inherent in deterioration is calculated collectively, both in the case of assets classified as impaired and for the portfolio of current assets that are not currently impaired, but for which an imminent loss is expected.

Inherent loss, calculated using statistical procedures, is deemed equivalent to the portion of losses incurred at the date of preparing the consolidated financial statements that has yet to be allocated to specific transactions.

The Group estimates collectively the inherent loss of credit risk corresponding to operations realized by Spanish financial entities of the Group (approximately 68.7% on “Loans and receivables” of the Group as of December 31, 2010), using the parameters set by Annex IX of the Circular 4/2004 from Bank of Spain on the base of its experience and the Spanish banking sector information in the quantification of impairment losses and provisions for insolvencies for credit risk.

Notwithstanding the above, the Group can avail of the proprietary historic records used in its internal ratings models (IRBs), approved by the Bank of Spain, albeit only for the purposes of estimating regulatory capital under the new Basel Accord (BIS II). It uses these internal ratings models to calculate the economic capital required in its activities and uses the expected loss concept to quantify the cost of credit risk for incorporation into its calculation of the risk-adjusted return on capital of its operations.

The provisions required under Circular 4/2004 from Bank of Spain standards fall within the range of provisions calculated using the Group’s internal ratings models.

To estimate the collective loss of credit risk corresponding to operations registered in foreign subsidiaries, are applied methods and similar criteria, taking like reference the Bank of Spain parameters but adapting the default’s calendars to the particular circumstances of the country. However, in Mexico for consumer loans, credit cards and mortgages portfolios, as well as for credit investment maintained by the Group in the United States are using internal models for calculating the impairment losses based on historical experience of the Group (approximately 13.9% of the “Loans and receivables” of the Group as of December 31, 2010).

Following is a description of the methodology used to estimate the collective loss of credit risk corresponding to operations with resident in Spain:

1. Impaired financial assets

As a general rule, impaired debt instruments, provided that they do not have any of the guarantees mentioned below, will be provisioned by applying the percentages indicated below over the amount of the outstanding risk pending, according to the oldest past-due amount, or the date on which the assets were classified as impaired, if earlier:

Allowance Percentages for Impairment Loans

Age of the Past-Due Amount	Allowance Percentage

Up to 6 months	25%
Over 6 months and up to 9 months	50%
Over 9 months and up to 12 months	75%
Over 12 months	100%

The impairment on debt instruments that have one or more of the guarantees stipulated below will be calculated by applying the above percentages to the amount of the outstanding risk pending that exceeds the value of guarantees, in accordance with the following methodology:

Transactions secured by real estate

For the purposes of calculating impairment on financial assets classified as impaired, the value of the real rights received as security will be calculated according to the type of asset secured by the real right, using the following criteria, provided they are first call and duly constituted and registered in favor of the bank.

a.	Completed home that is the primary residence of the borrower.

Includes homes with a current certificate of habitability or occupation, issued by the corresponding administrative authority, in which the borrower habitually lives and has the strongest personal ties. The calculation of the value of the rights received as collateral shall be 80% of the cost of the completed home and the appraisal value of its current state, whichever is lower. For these purposes, the cost will be the purchase price declared by the borrower in the public deed. If the deed is manifestly old, the cost may be obtained by adjusting the original cost by an indicator that accurately reflects the average change in price of existing homes between the date of the deed and that of the calculation.

b.	Rural buildings in use, and completed offices, premises and multi-purpose buildings.

Includes land not declared as urbanized, and on which construction is not authorized for uses other than agricultural, forest or livestock, as appropriate; as well as multi-purpose buildings, whether or not they are linked to an economic use, that do not include construction or legal characteristics or elements that limit or make difficult their multi-purpose use and thus their easy conversion into cash. The calculation of the value of the rights received as collateral shall be 70% of the cost of the completed property or multi-purpose buildings and the appraisal value of its current state, whichever is lower. For these purposes, the cost shall be deemed to be the purchase price declared in the public deed. If the property was constructed by the borrower himself, the cost shall be calculated by the price of acquisition of the land declared in the public deed plus the value of work certificates, and including any other necessary expenses and accrued taxes

c.	Finished homes (rest).

Includes finished homes that, at the date referred to by the consolidated annual accounts, have the corresponding current certificate of habitability or occupancy issued by the corresponding administrative authority, but that do not qualify for consideration under section a. above. The value of the rights received as collateral shall be 60% of the cost of the completed home and the appraisal value of its current state, whichever is lower.

The cost will be the purchase price declared by the borrower in the public deed.

In the case of finance for real estate construction, the cost will include the amount declared on the purchase deed for the land, together with any necessary expenses actually paid for its development, excluding commercial and financial expenses, plus the sum of the costs of construction as accredited by partial certificates for the work issued by experts with appropriate professional qualifications, including that corresponding to the end of the work. In the case of groups of homes that form part of developments partially sold to third parties, the cost shall be that which can be rationally imputed to the homes making up the collateral.

d.	Land, lots and other real estate assets.

The value of the rights received as collateral shall be 50% of the cost of the lot or real-estate asset affected and the appraisal value of its current state, whichever is lower. For these purposes, the cost is made up of the purchase price declared by in the public deed, plus the necessary expenses that have actually been incurred by the borrower for the consideration of the land or lot in question as consolidated urban land, as well as those stipulated in section c. above.

Transactions secured by other collateral (not real estate)

Transactions that have as collateral any of the pledges indicated below shall be hedged by applying the following criteria:

a.	Partial cash guarantees

Transactions that have partial cash guarantees shall be hedged by applying the coverage percentages stipulated as general criteria to the difference between the amount for which they are registered in the asset and the current value of the deposits.

b.	Partial pledges

Transactions that have partial pledges on shares in monetary financial institutions or securities representing debt issued by government or credit institutions rated in the “negligible risk” class, or other financial instruments traded on asset markets, shall be hedged by applying the hedging percentages stipulated as a general rule to the difference between the amount for which they are registered in the asset and 90% of the fair value of these financial instruments.

2. Not individually impaired assets

The debt instruments, whoever the obligor and whatever the guarantee or collateral, that do not have individually objective of impairment are collectively assesses, including the assets in a group with similar credit risk characteristics, including sector of activity of the debtor or the type of guarantee.

The allowance percentages of hedge are as follows:

Allowance Percentages for Non-Impaired transaction collectively assesses

Type of Risk	Allowance Percentage Range

Negligible risk	0%
Low risk	0.06% - 0.75%
Medium-low risk	0.15% - 1.88%
Medium risk	0.18% - 2.25%
Medium-high risk	0.20% - 2.50%
High risk	0.25% - 3.13%

3. Country Risk Allowance or Provision

Country risk is understood as the risk associated with customers resident in a specific country due to circumstances other than normal commercial risk. Country risk comprises sovereign risk, transfer risk and other risks arising from international financial activity. On the basis of the economic performance, political situation, regulatory and institutional framework, and payment capacity and record, the Group classifies the transactions in different groups, assigning to each group the provisions for insolvencies percentages, which are derived from those analyses.

However, due to the dimension Group, and to risk-country management, the provision levels are not significant in relation to the balance of the provisions by constituted insolvencies (as of December 31, 2010, this provision represents a 0.37% in the provision for insolvencies of the Group).

– Impairment of other debt instruments

The impairment losses on debt securities included in the “Available-for-sale financial asset” portfolio are equal to the positive difference between their acquisition cost (net of any principal repayment), after deducting any impairment loss previously recognized in the consolidated income statement and their fair value.

When there is objective evidence that the negative differences arising on measurement of these assets are due to impairment, they are no longer considered as “Valuation adjustments — Available-for-sale financial assets” and are recognized in the consolidated income statement. If all, or part of the impairment losses are subsequently recovered, the amount is recognized in the consolidated income statement for the year in which the recovery occurred.

– Impairment of equity instruments

The amount of the impairment in the equity instruments is determined by the category where is recognized:

•	Equity instruments measured at fair value: The criteria for quantifying and recognizing impairment losses on equity instruments are similar to those for other debt instruments, with the exception that any recovery of previously recognized impairment losses for an investment in an equity instrument classified as available for sale which are not recognized through profit or loss but recognized under the heading “Valuation adjustments — Available-for-sale financial assets” in the accompanying consolidated balance sheet (Note 31).

•	Equity instruments measured at cost: The impairment losses on equity instruments measured at acquisition cost are equal to the difference between their carrying amount and the present value of expected future cash flows discounted at the market rate of return for similar securities. These impairment losses are determined taking into account the equity of the investee (except for valuation adjustments due to cash flow hedges) for the last approved (consolidated) balance sheet, adjusted for the unrealized gains at the measurement date.

Impairment losses are recognized in the consolidated income statement for the year in which they arise as a direct reduction of the cost of the instrument. These losses may only be reversed subsequently in the event of the sale of these assets.

2.2.2.	TRANSFERS AND DERECOGNITION OF FINANCIAL ASSETS AND LIABILITIES

The accounting treatment of transfers of financial assets depends on the extent to which the risks and rewards associated with the transferred assets are transferred to third parties.

Financial assets are only derecognized from the consolidated balance sheet when the rights to the cash flows they generate expire or when their implicit risks and benefits have been substantially transferred out to third parties. Similarly, financial liabilities are derecognized from the consolidated balance sheet only if their obligations are extinguished or acquired (with a view to subsequent cancellation or renewed placement).

When the risks and benefits of transferred assets are substantially transferred to third parties, the financial asset transferred is derecognized from the consolidated balance sheet, and any right or obligation retained or created as a result of the transfer is simultaneously recognized.

The Group is considered to have transferred substantially all the risks and benefits if such risks and benefits account for the majority of the risks and benefits involved in ownership of the transferred assets.

If substantially all the risks and benefits associated with the transferred financial asset are retained:

•	The transferred financial asset is not derecognized and continues to be measured in the consolidated balance sheet using the same criteria as those used before the transfer.

•	A financial liability is recognized at the amount of compensation received, which is subsequently measured at amortized cost and included under the heading “Financial liabilities at amortized cost — Debt certificates” in the accompanying consolidated balance sheet (see Note 23). As these liabilities do not constitute a current obligation, when measuring such a financial liability the Group deducts those financial instruments owned by it which constitute financing for the entity to which the financial assets have been transferred, to the extent that these instruments are deemed to specifically finance the assets transferred.

•	Both the income generated on the transferred (but not derecognized) financial asset and the expenses of the new financial liability are recognized in the accompanying consolidated income statements.

Purchase and sale commitments

Financial instruments sold with a repurchase agreement are not derecognized from the consolidated balance sheets and the amount received from the sale is considered financing from third parties.

Financial instruments acquired with an agreement to subsequently resell them are not recognized in the accompanying consolidated balance sheets and the amount paid for the purchase is considered credit given to third parties.

Securitization

In the specific instance of the securitization funds to which the Group’s entities transfer their loan portfolios, the following indications of the existence of control are considered for the purpose of analyzing the possibility of consolidation:

•	The securitization funds’ activities are undertaken in the name of the entity in accordance with its specific business requirements, with a view to generating benefits or gains from the securitization funds’ operations.

•	The entity retains decision-making power with a view to securing most of the gains derived from the securitization funds’ activities or has delegated this power in some kind of “auto-pilot” mechanism (the securitization funds are structured so that all the decisions and activities to be performed are pre-defined at the time of their creation).

•	The entity is entitled to receive the bulk of the profits from the securitization funds and is accordingly exposed to the risks inherent in their business activities. The entity retains the bulk of the securitization funds’ residual profit.

•	The entity retains the bulk of the securitization funds’ asset risks.

If there is control based on the preceding guidelines, the securitization funds are integrated into the consolidated Group.

The consolidated Group is deemed to transfer substantially all risks and rewards if its exposure to the potential variation in the future net cash flows of the securitized assets following the transfer is not significant. In this instance, the consolidated Group may derecognize the securitized assets.

The BBVA Group has applied the most stringent prevailing criteria in determining whether or not it retains the risks and rewards on such assets for all securitizations performed since 1 January 2004. As a result of this analysis, the Group has concluded that none of the securitizations undertaken since that date meet the prerequisites for derecognizing the underlying assets from the consolidated balance sheets (see Note 13.3 and Appendix VII) as it retains substantially all the risks embodied by expected loan losses or associated with the possible variation in net cash flows, as it retains the subordinated loans and lines of credit extended by the BBVA Group to these securitization funds.

2.2.3.	FINANCIAL GUARANTEES

Financial guarantees are considered those contracts that require their issuer to make specific payments to reimburse the holder for a loss incurred when a specific borrower breaches its payment obligations on the terms — whether original or subsequently modified — of a debt instrument, irrespective of the legal form it may take. These guarantees may take the form of a deposit, financial guarantee, insurance contract or credit derivative, among others.

Financial guarantees, irrespective of the guarantor, instrumentation or other circumstances, are reviewed periodically so as to determine the credit risk to which they are exposed and, if appropriate, to consider whether a provision is required for them. The credit risk is determined by application of criteria similar to those established for quantifying impairment losses on debt instruments measured at amortized cost (see Note 2.2.1).

The provisions made for financial guarantees classified as substandard are recognized under the heading “Provisions — Provisions for contingent exposures and commitments” in the liability side in the accompanying consolidated balance sheets (see Note 25). These provisions are recognized and reversed with a charge or credit, respectively, to “Provisions” in the accompanying consolidated income statements (see Note 48).

Income from guarantee instruments is registered under the heading “Fee and commission income” in the consolidated income statement and is calculated by applying the rate established in the related contract to the nominal amount of the guarantee (see Note 42).

2.2.4.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The heading “Non-current assets held-for-sale” in the accompanying consolidated balance sheets recognized the carrying amount of financial or non-financial assets that are not part of operating activities of the Group. The recovery of this carrying amount is expected to take place through the price obtained on its disposal (see Note 16). The assets included under this heading are assets where an active sale plan has been initiated and approved at the appropriate level of management and it is highly probable they will be sold in their current condition within one year from the date on which they are classified as such.

This heading includes individual items and groups of items (“disposal groups”) and disposal groups that form part of a major business unit and are being held for sale as part of a disposal plan (“discontinued operations”). The individual items include the assets received by the subsidiaries from their debtors in full or partial settlement of the debtors’ payment obligations (assets foreclosed or donated in repayment of debt and recovery of lease finance transactions), unless the Group has decided to make continued use of these assets. The Group has units that specialize in real estate management and the sale of this type of asset.

Symmetrically, the heading “Liabilities associated with non-current assets held for sale” in the accompanying consolidated balance sheets reflects the balances payable arising from disposal groups and discontinued operations.

Non-current assets held for sale are generally measured at fair value less sale costs or their carrying amount upon classification within this category, whichever is the lower. Non-current assets held for sale are not depreciated while included under this heading.

The fair value of non-current assets held for sale from foreclosures or recoveries is determined taking in consideration the valuations performed by companies of authorized values in each of the geographical areas in which the assets are located. The BBVA Group requires that these valuations be no more than one year old, or less if there are other signs of impairment losses. In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies authorized by the Bank of Spain, that are not related parties with the BBVA Group.

As a general rule, gains and losses generated on the disposal of assets and liabilities classified as non-current held for sale, and related impairment losses and subsequent recoveries, where pertinent, are recognized in “Gains/(losses) on non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements (see Note 52). The remaining income and expense items associated with these assets and liabilities are classified within the relevant consolidated income statement headings.

2.2.5.	TANGIBLE ASSETS

Tangible assets — Property, plants and equipment for own use

The heading “Tangible assets — Property, plants and equipment — For own use” relates to the assets under ownership or acquired under lease finance, intended for future or current use by the Group and that it expects hold for more than one year. It also includes tangible assets received by the consolidated entities in full or part settlement of financial assets representing receivables from third parties and those assets expected to be held for continuing use.

Property, plants and equipment for own use are presented in the consolidated balance sheets at acquisition cost, less any accumulated depreciation and, where appropriate, any estimated impairment losses resulting from comparing this net value of each item with its corresponding recoverable value.

Depreciation is calculated, using the straight-line method, on the basis of the acquisition cost of the assets less their residual value; the land on which the buildings and other structures stand is considered to have an indefinite life and is therefore not depreciated.

The tangible asset depreciation charges are recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47) and are based on the application of the following depreciation rates (determined on the basis of the average years of estimated useful life of the various assets):

Amortization Rates for Tangible Assets

Type of Assets	Annual Percentage

Buildings for own use	1.33% - 4.00%
Furniture	8% - 10%
Fixtures	6% - 12%
Office supplies and hardware	8% - 25%

The BBVA Group’s criteria for determining the recoverable amount of these assets is based on up-to-date independent appraisals that are no more than 3-5 years old at most, unless there are other indications of impairment.

At each accounting close, the Group entities analyze whether there are internal or external indicators that a tangible asset may be impaired. When there is evidence of impairment, the entity then analyzes whether this impairment actually exists by comparing the asset’s carrying amount with its recoverable amount. When the carrying amount exceeds the recoverable amount, the carrying amount is written down to the recoverable amount and depreciation charges going forward are adjusted to reflect the asset’s remaining useful life.

Similarly, if there is any indication that the value of a tangible asset has been recovered, the consolidated entities will estimate the recoverable amounts of the asset and recognize it in the consolidated income statement, recording the reversal of the impairment loss registered in previous years and thus adjusting future depreciation charges. In no circumstances may the reversal of an impairment loss on an asset raise its carrying amount above that which it would have if no impairment losses had been recognized in prior years.

Upkeep and maintenance expenses relating to tangible assets held for own use are recognized as an expense in the year they are incurred and recognized in the accompanying consolidated income statements under the heading “Administration costs — General and administrative expenses - Property, fixtures and equipment” (see Note 46.2).

Other assets leased out under an operating lease

The criteria used to recognize the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives and to record the impairment losses on them, are the same as those described in relation to tangible assets for own use.

Investment properties

The heading “Tangible assets — Investment properties” in the accompanying consolidated balance sheets reflects the net values of the land (purchase cost minus the corresponding accumulated repayment, and if appropriate, estimated impairment losses), buildings and other structures held either to earn rentals or for capital appreciation through sale and are neither expected to be sold off in the ordinary course of business nor are destined for own use (see Note 19).

The criteria used to recognize the acquisition cost of investment properties, calculate their depreciation and their respective estimated useful lives and record the impairment losses on them, are the same as those described in relation to tangible assets for continued use.

The criteria used by the BBVA Group to determine their recoverable value is based on independent appraisals no more than 1 year old, unless there are other indications of impairment.

2.2.6.	INVENTORIES

The balance of the heading “Other assets — Inventories” in the accompanying consolidated balance sheets mainly reflects the land and other properties that Group’s real estate companies hold for sale as part of their property development activities (see Note 22).

The BBVA Group recognized inventories at their cost or net realizable value, whichever is lower:

•	The cost value of inventories includes the costs incurred for their acquisition and transformation, as well as other direct and indirect costs incurred in giving them their current condition and location.

The cost value of real estate assets accounted for as inventories is comprised of: the acquisition cost of the land, the cost of urban planning and construction, non-recoverable taxes and costs corresponding to construction supervision, coordination and management. The financial expenses incurred during the year increase by the cost value provided that the inventories require more than a year to be in a condition to be sold.

•	The net realizable value is the estimated selling price of inventories in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

In the case of real estate assets accounted for as inventories, the BBVA Group’s criteria for obtaining their net realizable value is mainly based on independent appraisals of no more than one year old, or less if there are other indications of impairment In the case of Spain, appraisal companies entrusted with the appraisal of these assets are the main independent valuation and appraisal companies included in the Bank of Spain’s official register.

The amount of any inventory valuation adjustment for reasons such as damage, obsolescence, reduction in sale price to its net realizable value, as well as losses for other reasons and, if appropriate, subsequent recoveries of value up to the limit of the initial cost value, are registered under the heading “Impairment losses on other assets (net) — Other assets” in the accompanying consolidated income statements (see Note 50) for the year in which they are incurred.

In the sale transactions, the carrying amount of inventories is derecognized from the balance sheet and recognized as an expense under the heading “Other operating expenses — Changes in inventories” in the year which the income from its sale is recognized. This income is recognized under the heading “Other operating income — Financial income from non-financial services” in the consolidated income statements (see Note 45).

2.2.7.	BUSINESS COMBINATIONS

The result of a business combination is that the Group obtains control of one or more entities. It is accounted for appliyng the acquisition method.

The acquisition method records business combinations from the point of view of the acquirer, who has to recognize the assets acquired and the liabilities and contingent liabilities assumed, including those that the acquired entity had not recognized. The adquisition method can be summed up as a measurement of the cost of the business combination and its allocation to the assets, liabilities and contingent liabilities measured according to their fair value, at the purchase date.

In addition, and pursuant to the new IFRS 3, the purchasing entity shall recognize an asset in the balance sheet under the heading “Intangible Asset — Goodwill” when there is a positive difference on the date of purchase between the sum of the fair value of the price paid, the amount of all the non-controlling interests and the fair value of stock previously held in the acquired entity; and the fair value of the assets acquired and liabilities assumed. If this difference is negative, it shall be recognized directly in the income statement under the heading “Negative Goodwill in business combinations”. The non-controlling interests mentioned may be valued in two ways: at their fair value, or at the proportional percentage of net assets identified in the acquired entity. The form of valuating the non-controlling holdings may be chosen in each business combination.

The purchase of non-controlling interests subsequent to the takeover of the entity is recognized as capital transactions. In other words, the difference between the price paid and the carrying amount of the percentage of non-controlling interests acquired is charged directly to equity.

2.2.8.	INTANGIBLE ASSETS

Goodwill

Goodwill represents payment in advance by the acquiring entity for the future economic benefits from assets that cannot be individually identified and separately recognized. It is only recognized as goodwill when the business combinations are acquired at a price. Goodwill is never amortized. It is subject periodically to an impairment analysis, and impaired goodwill is written off if appropriate.

For the purposes of the impairment analysis, goodwill is allocated to one or more cash-generating units expected to benefit from the synergies arising from business combinations. The cash-generating units represent the Group’s smallest identifiable asset groups that generate cash flows for the Group and that are largely independent of the flows generated from other assets or groups of assets. Each unit or units to which goodwill is allocated:

•	Is the lowest level at which the entity manages goodwill internally.

•	Is not larger than an operating segment.

The cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

For the purpose of determining the impairment of a cash-generating unit to which a part of goodwill has been allocated, the carrying amount of that unit, adjusted by the theoretical amount of the goodwill attributable to the non-controlling interests, in the event they are not valued at fair value, is compared with its recoverable amount.

The recoverable amount of a cash-generating unit is equal to the higher value between the fair value less costs to sell and its value in use. Value in use is calculated as the discounted value of the cash flow projections that the Division estimates and is based on the latest budgets approved for the next three years. The principal hypotheses are a sustainable growth rate to extrapolate the cash flows indefinitely, and the discount rate used to discount the cash flows is equal to the cost of the capital assigned to each cash-generating unit, which is made up of the risk-free rate plus a risk premium.

If the carrying amount of the cash-generating unit exceeds the related recoverable amount, the Group recognizes an impairment loss; the resulting loss is apportioned by reducing, first, the carrying amount of the goodwill allocated to that unit and, second, if there are still impairment losses remaining to be recognized, the carrying amount of the rest of the assets. This is done by allocating the remaining loss in proportion to the carrying amount of each of the assets in the unit. In the event the non-controlling interests are not valued at fair value, the deterioration of goodwill attributable to minority interests will be recognized. No impairment of goodwill attributable to the minority interests may be recognized.

In any case, impairment losses on goodwill can never be reversed. Impairment losses on goodwill are recognized under the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50).

Other intangible assets

These assets may have an indefinite useful life if, based on an analysis of all relevant factors, it is concluded that there is no foreseeable limit to the year over which the asset is expected to generate net cash flows for the consolidated entities. In all other cases they have a finite useful life.

The Group has not recognized any intangible assets with an indefinite useful life.

Intangible assets with a finite useful life are amortized according to this useful life, using methods similar to those used to depreciate tangible assets. The depreciation charge of these assets is recognized in the accompanying consolidated income statements under the heading “Depreciation and amortization” (see Note 47).

The consolidated entities recognize any impairment loss on the carrying amount of these assets with charge to the heading “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statements (see Note 50). The criteria used to recognize the impairment losses on these assets and, where applicable, the recovery of impairment losses recognized in prior years are similar to those used for tangible assets.

2.2.9.	INSURANCE AND REINSURANCE CONTRACTS

The assets of the Group’s insurance companies are recognized according to their nature under the corresponding headings of the accompanying consolidated balance sheets and their registration and valuation is carried out according to the criteria in this Note 2.

The heading “Reinsurance assets” in the accompanying consolidated balance sheets includes the amounts that the consolidated entities are entitled to receive under the reinsurance contracts entered into by them with third parties and, more specifically, the share of the reinsurer in the technical provisions recognized by the consolidated insurance entities (see Note 18).

The heading “Liabilities under insurance contracts” in the accompanying consolidated balance sheets includes the technical provisions for direct insurance and inward reinsurance recognized by the consolidated entities to cover claims arising from insurance contracts in force at period-end (see Note 24).

The income or expense reported by the Group’s insurance companies on their insurance activities is recognized, attending to it nature in the corresponding items of the accompanying consolidated income statements.

In the insurance activity carried out by the Group’s insurance companies, the amount of the premiums from insurance contracts written are credited to income and the cost of any claims that may be met when they are finally settled are charged to the income statement. Both the amounts charged and not paid and the costs incurred and not paid at the date in question are accrued at the end of each year.

The most significant items that are subject to previsions by consolidated insurance entities in relation to direct insurance contracts that they arranged (see Note 24) are as follows:

•	Life insurance provisions: Represents the value of the net obligations undertaken with the life insurance policyholder. These provisions include:

-	Provisions for unearned premiums. These are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until the closing date has to be allocated to the year from the closing date to the end of the policy period.

-	Mathematical reserves: Represents the value of the life insurance obligations of the insurance companies at the year-end, net of the policyholder’s obligations.

•	Non-life insurance provisions:

-	Provisions for unearned premiums. These provisions are intended for the accrual, at the date of calculation, of the premiums written. Their balance reflects the portion of the premiums accrued until year-end that has to be allocated to the period between the year-end and the end of the policy period.

-	Provisions for unexpired risks: the provision for unexpired risks supplements the provision for unearned premiums by the amount by which that provision is not sufficient to reflect the assessed risks and expenses to be covered by the insurance companies in the policy period not elapsed at the year-end.

•	Provision for claims: This reflects the total amount of the outstanding obligations arising from claims incurred prior to the year-end. Insurance companies calculate this provision as the difference between the total estimated or certain cost of the claims not yet reported, settled or paid, and the total amounts already paid in relation to these claims.

•	Provision for bonuses and rebates: this provision includes the amount of the bonuses accruing to policyholders, insurees or beneficiaries and the premiums to be returned to policyholders or insurees, as the case may be, based on the behavior of the risk insured, to the extent that such amounts have not been individually assigned to each of them.

•	Technical provisions for reinsurance ceded: calculated by applying the criteria indicated above for direct insurance, taking account of the assignment conditions established in the reinsurance contracts in force.

•	Other technical provisions: insurance companies have recognized provisions to cover the probable mismatches in the market reinvestment interest rates with respect to those used in the valuation of the technical provisions.

The Group controls and monitors the exposure of the insurance companies to financial risk and, to this end, uses internal methods and tools that enable it to measure credit risk and market risk and to establish the limits for these risks.

2.2.10.	TAX ASSETS AND LIABILITIES

Corporation tax expense in Spain and the expense for similar taxes applicable to the consolidated entities abroad are recognized in the consolidated income statement, except when they result from transactions on which the profits or losses are recognized directly in equity, in which case the related tax effect is also recognized in equity.

The current income tax expense is calculated by aggregating the current tax arising from the application of the related tax rate to the taxable profit (or tax loss) for the year (after deducting the tax credits allowable for tax purposes) and the change in deferred tax assets and liabilities recognized in the consolidated income statement.

Deferred tax assets and liabilities include temporary differences, measured at the amount expected to be payable or recoverable on future fiscal years for the differences between the carrying amount of assets and liabilities and their tax bases, and tax loss and tax credit carry forwards. These amounts are measured applying to each temporary difference the tax rates that are expected to apply when the asset is realized or the liability settled (Note 21).

The “Tax Assets” chapter of the accompanying consolidated balance sheets includes the amount of all the assets of a tax nature, and distinguishes between: “Current” (amounts recoverable by tax in the next twelve months) and “Deferred” (including taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application).

The “Tax Liabilities” chapter of the accompanying consolidated balance sheets includes the amount of all the liabilities of a tax nature, except for provisions for taxes, broken down into: “Current” (income tax payable on taxable profit for the year and other taxes payable in the next twelve months) and “Deferred” (income taxes payable in subsequent years).

Deferred tax liabilities in relation to taxable temporary differences associated with investments in subsidiaries, associates or jointly controlled entities are recognized as such, except where the Group can control the timing of the reversal of the temporary difference and it is unlikely that it will reverse in the foreseeable future.

Deferred tax assets are recognized to the extent that it is considered probably that the consolidated entities will have sufficient taxable profits in the future against which the deferred tax assets can be utilized and are not from the initial recognition (except in the case of a combination of business) of other assets or liabilities in a transaction that does not affect the fiscal outcome or the accounting result.

The deferred tax assets and liabilities recognized are reassessed by the consolidated entities at each balance sheet date in order to ascertain whether they are still current, and the appropriate adjustments are made on the basis of the findings of the analyses performed.

The income and expenses directly recognized in equity that do not increase or decrease taxable income are accounted as temporary differences.

2.2.11.	PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The heading “Provisions” in the accompanying consolidated balance sheets includes amounts recognized to cover the Group’s current obligations arising as a result of past events. These are certain in terms of nature but uncertain in terms of amount and/or cancellation date. The settlement of these obligations is deemed likely to entail an outflow of resources embodying economic benefits (see Note 25). The obligations may arise in connection with legal or contractual provisions, valid expectations formed by Group companies relative to third parties in relation to the assumption of certain responsibilities or through virtually certain developments of particular aspects of applicable regulation, specifically draft legislation to which the Group will certainly be subject.

Provisions are recognized in the balance sheet when each and every one of the following requirements is met: The Group has an existing obligation resulting from a past event and, at the consolidated balance sheet date, it is more likely than not that the obligation will have to be settled; it is probable that to settle the obligation the entity will have to give up resources embodying economic benefits; and a reliable estimate can be made of the amount of the obligation. Among other items they include provisions for commitments to employees mentioned in section 2.2.12, as well as provisions for tax and legal litigation.

Contingent assets are possible assets that arise from past events and whose existence is conditional on, and will be confirmed only by the occurrence or non-occurrence of, events beyond the control of the Group. Contingent assets are not recognized in the consolidated balance sheet or in the consolidated income statement; however, they are disclosed in the notes to financial statements, provided that it is probable that these assets will give rise to an increase in resources embodying economic benefits (see Note 36).

Contingent liabilities are possible obligations of the Group that arise from past events and whose existence is conditional on the occurrence or non-occurrence of one or more future events beyond the control of the entity. They also include the existing obligations of the entity when it is not probable that an outflow of resources embodying economic benefits will be required to settle them or when, in extremely rare cases, their amount cannot be measured with sufficient reliability.

2.2.12.	POST-EMPLOYMENT BENEFITS AND OTHER LONG-TERM COMMITMENTS TO EMPLOYEES

Below is a description of the most significant accounting criteria relating to the commitments to employees, related to post-employment benefits and other long term commitments, of certain Group companies in Spain and abroad (see Note 26).

Commitments valuation: assumptions and actuarial gains/losses recognition

The present values of the commitments are quantified on a case-by-case basis. Costs are calculated using the projected unit credit method, which sees cach period of service as giving rise to an additional unit of benefit/commitment and measures each unit separately to build up the final obligation.

In adopting the actuarial assumptions, the following are taken into account:

•	They are unbiased, in that they are not unduly aggressive nor excessively conservative.

•	They are mutually compatible, reflecting the economic relationships between factors such as inflation, rates of salary increase, discount rates and expected return of assets. The expected return of plan assets in the post-employment benefits is estimated taking into account the market expectations and the distribution of such assets in the different portfolios.

•	The future levels of salaries and benefits are based on market expectations at the balance sheet date for the period over which the obligations are to be settled.

•	The discount rate used is determined by reference to market yields at the balance sheet date on high quality corporate bonds or debentures.

The Group recognizes all actuarial differences under the heading “Provisions (net)” (see Note 48) in the accompanying consolidated income statements in the period in which they arise in connection with commitments assumed by the Group for its staff’s early retirement schemes, benefits awarded for seniority and other similar concepts.

The Group recognizes the actuarial gains or losses arising on all other defined benefit post-employment commitments directly under the heading “Reserves” (see Note 29) in the accompanying consolidated balance sheets.

The Group does not apply the option of deferring actuarial gains and losses to any of its employee commitments using the so-called corridor approach.

Post-employment benefits

• Pensions

Post-employment benefits include defined-contribution and defined-benefit commitments.

– Defined-contribution commitments

The amounts of these commitments are determined as a percentage of certain remuneration items and/or as a pre-established annual amount. The contributions made each period by the Group’s companies for defined-contribution commitments, are recognized with a charge to the heading “Personnel expenses- Contributions to external pension funds” in the accompanying consolidated income statements (see Note 46).

– Defined-benefit commitments

Some of the Group’s companies have defined-benefit commitments for permanent disability and death for certain current employees and early retirees; and defined-benefit retirement commitments applicable only to certain groups of serving employees, or early retired employees and retired employees. Defined-benefit commitments are funded by insurance contracts and internal provisions.

The amounts recognized in the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) are the differences between the present values of the vested obligations for defined-benefit commitments at balance sheet date, adjusted by the past service cost and the fair value of plan assets, if applicable, which are to be used directly to settle employee benefit obligations.

These commitments are charged to the heading “Provisions (net) — Pension funds and similar obligations” in the accompanying consolidated income statements (see Note 48).

The current contributions made by the Group’s companies for defined-benefit commitments covering current employees are charged to the heading “Administration cost — Personnel expenses” in the accompanying consolidated income statements (see Note 46).

• Early retirements

The Group offered some employees in Spain the possibility of taking early retirement before the age stipulated in the collective labor agreement then in force. The corresponding provisions by the Group were recognized with a charge to the heading “Provisions (net) — Provisions for pensions and similar obligations” in the accompanying consolidated income statements (see note 48). The present values for early retirement are quantified on a case-by-case basis and they are recognized in the heading Provisions — Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25).

The commitments to early retirees include the compensation and indemnities and contributions to external pension funds payable during the year of early retirement. The commitments relating to this group of employees after they have reached normal retirement age are included in the previous section “Pensions”.

• Other post-employment welfare benefits

Some of the Group’s companies have welfare benefit commitments whose effects extend beyond the retirement of the employees entitled to the benefits. These commitments relate to certain current employees and retirees, depending upon the employee group to which they belong.

The present values of the vested obligations for post-employment welfare benefits are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Provisions for pensions and similar obligations” in the accompanying consolidated balance sheets (see Note 25) and they are charged to the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements (see Note 46).

• Other long-term commitments to employees

Some of the Group’s companies are obliged to deliver goods and services. The most significant, in terms of the type of compensation and the event giving rise to the commitments are as follows: loans to employees, life insurance, study assistance and long-service awards.

Some of these commitments are measured according to actuarial studies, so that the present values of the vested obligations for commitments with personnel are quantified on a case-by-case basis. They are recognized in the heading “Provisions — Other provisions” in the accompanying consolidated balance sheets (see Note 25).

The welfare benefits delivered by the Spanish companies to active employees are recognized in the heading “Personnel expenses — Other personnel expenses” in the accompanying income statements (see Note 46).

Other commitments for current employees accrue and are settled on a yearly basis, so it is not necessary to record a provision in this connection.

2.2.13.	EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS

Equity-settled share-based payment transactions, when the instruments granted do not vest until the counterparty completes a specified period of service, shall be accounted for those services as they are rendered by the counterparty during the vesting period, with a corresponding increase in equity. The entity measures the goods or services received and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity measures their value and the corresponding increase in equity indirectly, by reference to the fair value of the equity instruments granted, at grant date.

When the initial compensation agreement includes what may be considered market conditions among its terms, any changes in these conditions will not be reflected on the profit and loss account, as these have already been accounted for in calculating their initial fair value. Non-market vesting conditions are not taken into account when estimating the initial fair value of instruments, but they are taken into account when determining the number of instruments to be granted. This will be recognized on the income statement with the corresponding increase in equity.

2.2.14.	TERMINATION BENEFITS

Termination benefits must be recognized when the Group is committed to severing its contractual relationship with its employees and, to this end, has a formal detailed redundancy plan. At the date these consolidated financial statements were prepared, there was no plan to reduce staff in the Group’s companies that would make it necessary to set aside provisions for this item.

2.2.15.	TREASURY STOCK

The amount of the equity instruments that the Group’s entities own is recognized under “Stockholders’ funds — Treasury stock” in the accompanying consolidated balance sheets. The balance of this heading relates mainly to the Bank’s shares and share derivatives held by some of its consolidated companies (see Note 30).

These financial assets are recognized at acquisition cost, and the gains or losses arising on their disposal are credited or debited, as appropriate, to the heading “Stockholders’ funds -Reserves” in the accompanying consolidated balance sheets (see Note 29).

2.2.16.	FOREIGN CURRENCY TRANSACTIONS AND EXCHANGE DIFFERENCES

The Group’s functional currency is the euro. Therefore, all balances and transactions denominated in currencies other than the euro are deemed to be denominated in “foreign currency”. The balances in the financial statements of consolidated entities whose functional currency is not the euro are converted to euros as follows:

•	Assets and liabilities: at the average spot exchange rates as of the date of each of the accompanying consolidated balance sheets.

•	Income and expenses and cash flows: at the average exchange rates for each year presented.

•	Equity items: at the historical exchange rates.

The exchange differences arising from the conversion of foreign currency balances to the functional currency of the consolidated entities and their branches are generally recognized in the “Exchange differences (net)” in the consolidated income statement. Exceptionally, the exchange differences arising on non-monetary items whose fair value is adjusted with a balancing item in equity are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet.

The exchange differences arising from the conversion to euros of balances in the functional currencies of the consolidated entities whose functional currency is not the euro are recognized under the heading “Valuation adjustments — Exchange differences” in the consolidated balance sheet. Meanwhile, the differences arising from the conversion to euros of the financial statements of entities accounted for by the equity method are recognized under the heading “Valuation adjustments — Entities accounted for using the equity method” until the item to which they relate is derecognized, at which time they are recognized in the income statement.

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, with reference to the most significant foreign currencies, are set forth in Appendix IX.

2.2.17.	RECOGNITION OF INCOME AND EXPENSES

The most significant criteria used by the Group to recognize its income and expenses are as follows:

Interest income and expenses and similar items

As a general rule, interest income and expenses and similar items are recognized on the basis of their period of accrual using the effective interest rate method. Specifically, the financial fees and commissions that arise on the arrangement of loans, basically origination and analysis fees, must be deferred and recognized in the income statement over the expected life of the loan. The direct costs incurred in arranging these transactions can be deducted from the amount thus recognized. Also dividends received from other companies are recognized as income when the consolidated companies’ right to receive them arises.

However, when a debt instrument is deemed to be impaired individually or is included in the category of instruments that are impaired because of amounts more than three months past-due, the recognition of accrued interest in the consolidated income statement is interrupted. This interest is recognized for accounting purposes as income, as soon it is received, from the recovery of the impairment loss.

Commissions, fees and similar items

Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to the nature of such items. The most significant income and expense items in this connection are:

•	Those relating to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.

•	Those arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.

•	Those relating to single acts, which are recognized when this single act is carried out.

Non-financial income and expenses

These are recognized for accounting purposes on an accrual basis.

Deferred collections and payments

These are recognized for accounting purposes at the amount resulting from discounting the expected cash flows at market rates.

2.2.18.	SALES AND INCOME FROM THE PROVISION OF NON-FINANCIAL SERVICES

The heading “Other operating income — Financial income from non-financial services” in the accompanying consolidated income statements includes the carrying amount of the sales of assets and income from the services provided by the consolidated Group companies that are not financial institutions. In the case of the Group, these companies are mainly real estate and services companies (see Note 45).

2.2.19.	LEASES

Lease contracts are classified as finance from the start of the transaction, if they transfer substantially all the risks and rewards incidental to ownership of the asset forming the subject-matter of the contract. Leases other than finance leases are classified as operating leases.

When the consolidated entities act as the lessor of an asset in finance leases, the aggregate present values of the lease payments receivable from the lessee plus the guaranteed residual value (normally the exercise price of the lessee’s purchase option on expiration of the lease agreement) are recognized as financing provided to third parties and, therefore, are included under the heading “Loans and receivables” in the accompanying consolidated balance sheets.

When the consolidated entities act as lessors of an asset in operating leases, the acquisition cost of the leased assets is recognized under “Tangible assets — Property, plants and equipment — Other assets leased out under an operating lease” in the accompanying consolidated balance sheets (see Note 19). These assets are depreciated in line with the criteria adopted for items of tangible assets for own use, while the income arising from the lease arrangements is recognized in the accompanying consolidated income statements on a straight line basis within “Other operating income — Rest of other operating income” (see Note 45).

If a fair value sale and leaseback results in an operating lease, the profit or loss generated is recognized in the income statement at the time of sale. If such a transaction gives rise to a finance lease, the corresponding gains or losses are amortized over the lease period.

The assets leased out under operating lease contracts to other entities in the Group are treated in the consolidated financial statements as for own use, and thus rental expense and income is eliminated and the corresponding depreciation is registered.

2.2.20.	CONSOLIDATED STATEMENTS OF RECOGNIZED INCOME AND EXPENSES

The consolidated statements of recognized income and expenses reflect the income and expenses generated each year. It distinguishes between those recognized as results in the consolidated income statements from “Other recognized income (expenses)” recognized directly in the total equity.

“Other recognized income (expenses)” include the changes that have taken place in the year in the “Valuation adjustments” broken down by item.

The sum of the changes to the heading “Valuation adjustments” of the total equity and the net income of the year forms the “Total recognized income/expenses of the year”.

2.2.21.	CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

The consolidated statements of changes in equity reflect all the movements generated in each year in each of the headings of the consolidated equity, including those from transactions undertaken with shareholders when they act as such, and those due to changes in accounting criteria or corrections of errors, if any.

The applicable regulations establish that certain categories of assets and liabilities are recognized at their fair value with a charge to equity. These charges, known as “Valuation adjustments” (see Note 31), are included in the Group’s total consolidated equity net of tax effect, which has been recognized as deferred tax assets or liabilities, as appropriate.

2.2.22.	CONSOLIDATED STATEMENTS OF CASH FLOWS

The indirect method has been used for the preparation of the consolidated statement of cash flows. This method starts from the entity’s consolidated net income and adjusts its amount for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments, and items of income or expense associated cash flows classified as investment or finance.

For these purposes, in addition to cash on hand, cash equivalents include very short term, highly liquid investments subject to very low risk of impairment.

The composition of component of cash and equivalents with respect to the headings of the consolidated balance sheets is shown in the accompanying consolidated cash flow statements.

To prepare the consolidated cash flow statements, the following items are taken into consideration:

•	Cash flows: Inflows and outflows of cash and cash equivalents, the latter being short-term, highly liquid investments subject to a low risk of changes in value, such Cash and Deposit balances from central banks.

•	Operating activities: The typical activities of credit institutions and other activities that cannot be classified as investing or financing activities.

•	Investing activities: The acquisition, sale or other disposal of long-term assets and other investments not included in cash and cash equivalents.

•	Financing activities: Activities that result in changes in the size and composition of equity and of liabilities that do not form part of operating activities.

2.2.23.	ENTITIES AND BRANCHES LOCATED IN COUNTRIES WITH HYPERINFLATIONARY ECONOMIES

In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 criteria, to determine whether an economy has a high inflation rate the country’s economic situation is examined, analyzing whether certain circumstances are fulfilled, such as whether the population prefers to keep its wealth or save in non-monetary assets or in a relatively stable foreign currency, whether prices can be set in that currency, whether interest rates, wages and prices are pegged to a price index or whether the accumulated inflation rate over three years reaches or exceeds 100%. The fact that any of these circumstances is fulfilled will not be a decisive factor in considering an economy hyperinflationary, but it does provide some reasons to consider it as such.

Since the end of 2009, the Venezuelan economy has been considered to be hyperinflationary as defined by the aforementioned criteria. Accordingly, the financial statements as of December 31, 2010 and 2009, of the Group’s subsidiaries based in Venezuela (Note 3) are adjusted to correct for the effects of inflation. Pursuant to the requirements of IAS 29, the monetary headings (mainly loans and credits) have not been re-expressed, while the non-monetary headings (mainly tangible fixed assets) have been re-expressed in accordance with the change in the country’s Consumer Price Index.

The historical differences as of January 1, 2009 between the re-expressed costs and the previous costs in the non-monetary headings were credited to “Reserves” on the accompanying consolidated balance sheet as of December 31, 2009, while the differences for 2010 and 2009, and the re-expression of the income statement for 2010 and 2009 were recognized in the consolidated income statement for 2010 and 2009.

The effects of inflation accounting in Venezuela in the consolidated income statement corresponding to the year ended December 31, 2010 were not significant.

In January 2010, the Venezuelan authorities announced the devaluation of the Venezuelan bolivar with regard to the main foreign currencies and that other economic measures will be adopted. The effects of this devaluation on the consolidated income statement for 2010 and consolidated equity as of December 31, 2010, were not significant.

2.3	RECENT IFRS PRONOUNCEMENTS

a)	STANDARDS AND INTERPRETATIONS EFFECTIVE IN 2010

The following modifications to the IFRS or their interpretations (“IFRIC”) came into force in 2010. Their integration in the Group has not had a significant impact on these consolidated financial statements:

Second IFRS annual improvements project

The IASB published its second annual improvements project, which includes small amendments in the IFRS. These are mostly applicable for the annual period starting after January 1, 2010.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

IFRS 2 Amended — “Share-based payment”

The IASB published an amendment to IFRS 2 — “Share-based payment” on how a subsidiary should to account, in its individual financial statements, for share-based payment arrangements of the group (for both creditors and employees) in the event the payment is made with another Group subsidiary or the parent company.

The amendments clarify that the entity receiving the goods and services in a share-based payment transaction must, in its financial statements, account for goods and services in accordance with IFRS 2, regardless of which entity within the group makes the payment or of the payment being made is in shares or in cash. Under IFRS 2, the Group includes the parent company and its subsidiaries, in line with that stipulated in IAS 27 — Consolidate and separate financial statements.

Furthermore, the contents of IFRIC 8 — “Scope of IFRS 2” and IFRIC 11- “Group and Treasury Share Transactions” are incorporated into IFRS 2, thus nullifying them.

IFRS 3 Revised — Business combinations, and Amendment to IAS 27 — Consolidated and separate financial statements

The amendments to IFRS 3 and IAS 27 represent some significant changes to various aspects related to accounting for business combinations. They generally place more emphasis on using the fair value. Some of the main changes are: acquisition costs will be recognized as expense instead of the current practice of considering them as a part of the cost of the business combination; acquisitions achieved in stages, in which at the date of acquisition the acquirer should remeasure its previously held equity interest in the acquiree at fair value or the option of measuring the non-controlling interests in the acquired company at fair value, instead of the current practice of only measuring the proportional share of the fair value of the acquired net assets.

In the year ended December 31, 2010, no significant business combination has required the application of the modifications established in the IFRS 3 and IAS 27 standards.

IAS 39 Amended — “Financial instruments: Recognition and valuation. Eligible hedged items”

The amendment to IAS 39 introduces new requirements on eligible hedged items.

The amendment stipulates that:

•	Inflation may not be designated as a hedged item unless it is identifiable and the inflation portion is a contractually specified portion of cash flows of an inflation-linked financial instrument, and the rest of the cash flows are not affected by the inflation-linked portion.

•	When changes in cash flows or the fair value of an item are hedged above or below a specified price or other variable (a one-side risk) via a purchased option, the intrinsic value and time value components of the option must be separated and only the intrinsic value may be designated as a hedging instrument.

IFRIC 17 — “Distributions of non-cash assets to owners”

This new interpretation stipulates that all distributions of non-cash assets to owners must be valued at fair value, clarifying that:

•	The dividend payable should be recognized when the dividend is appropriately authorized and is no longer at the discretion of the entity.

•	An entity should recognize the difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss.

IFRIC 18 — “Transfer of assets from customers”

This clarifies the requirements for agreements in which an entity receives an item of property, plant, and equipment from a customer which the entity must then use either to connect the customer to a network or to provide the customer with ongoing access to a supply of goods or services, or both.

The basic principle of IFRIC 18 is that when the item of property, plant and equipment meets the definition of an asset from the perspective of the recipient, the recipient must recognize the asset at its fair value on the date of the transfer with a balancing entry in ordinary income in accordance with IAS 18.

b)	STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE AS OF DECEMBER 31, 2010

New International Financial Reporting Standards together with their interpretations (IFRIC) had been published at the date of close of these consolidated financial statements. These were not obligatory as of December 31, 2010. Although in some cases the IASB permits early adoption before they enter into force, the Group has not done so as of this date.

The future impacts that the adoption of these standards could have not been analyzed to date.

IAS 24 Revised — “Related party disclosures”

This amendment to IAS 24 refers to the disclosures of related parties in the financial statements. There are two main new features. One of them introduces a partial exemption for some disclosures when the relationship is with companies that depend on or are related to the State (or an equivalent governmental institution) and the definition of related party is revised, establishing some relations that were not previously explicit in the standard.

This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.

IAS 32 Amended — “Financial instruments: Presentation — Classification of preferred subscription rights”

The amendment to IAS 32 clarifies the classification of preferred subscription rights (instruments that entitle the holder to acquire instruments from the entity at a fixed price) when they are in a currency other than the issuer’s functional currency. The proposed amendment establishes that the rights to acquire a fixed number of own equity instruments for a fixed amount will be classified as equity regardless of the currency of the exercise price and whether the entity gives the tag-along rights to all of the existing shareholders (in accordance with current standards they must be posted as liability derivatives).

This amendment will apply for years beginning after February 1, 2010. Early adoption is permitted.

IFRIC 14 Amended — “Prepayment of Minimum Funding Contributions”

The IASB issued an amendment to IFRIC 14 to correct the fact that, under the current IFRIC 14, in certain circumstances it is not permitted to recognize some prepayments of minimum funding contributions as assets.

This amendment will apply for years beginning after January 1, 2011. Early adoption is permitted.

IFRIC 19 — “Settlement of financial liabilities through equity instruments”

In the current market situation, some entities are renegotiating conditions regarding financial liabilities with their creditors. There are cases in which creditors agree to receive equity instruments that the debtor has issued to cancel part or all of the financial liabilities. IFRIC 19 clarifies the posting of these transactions from the perspective of the issuer of the instrument, and states that these securities must be valued at fair value. If this value cannot be calculated, they will be valued at the fair value of the cancelled liability. The difference between the cancelled liability and the issued instruments will be recognized in the income statement.

This amendment will apply for years beginning after July 1, 2010. Early adoption is permitted.

IFRS 9 — “Financial Instruments”

On November 12, 2009, the IASB published IFRS 9 — Financial Instruments as the first stage of its plan to replace IAS 39 — Financial Instruments: Recognition and Valuation. IFRS 9, which introduces new requirements for the classification and valuation of financial assets, is mandatoty from January 1, 2013 onwards, although early adoption is permitted from December 31, 2009 onwards. The European Commission has decided not to adopt IFRS 9 for the time being. The possibility of early adoption of this first part of the standard ended for European entities.

Third annual improvements project for the IFRS

The IASB has published its third annual improvements project, which includes small amendments in the IFRS. These will mostly be applicable for annual periods starting after January 1, 2011.

The amendments are focused mainly on eliminating inconsistencies between some IFRS and on clarifying terminology.

IFRS 7 Amended — Disclosures — Transfers of Financial Assets

The amendments to IFRS 7 modify the disclosures that have to be presented on transfers and derecognition in the balance sheets of financial assets.

IFRS 7 as amended establishes that entities that transfer financial assets must disclose information that enables people to a) understand the relationship between the transferred financial assets that are derecognized in their entirety and the associated liabilities; and b) evaluate the nature of, and the risks associated with, the entity’s continuing involvement in transferred and derecognized financial assets.

Additional disclosures are required for asset transfer transactions when the transfers have not been uniform throughout the reporting period.

This amendment will apply annually beginning after July 1, 2011. Early adoption is permitted.

IAS 12 Amended — Income Taxes — Deferred Taxation: Recovery of Underlying Assets

The IAS 12 establishes that the deferred tax assets and liabilities will be calculated by using the tax base and the tax rate corresponding according to the form in which the entity expects to recover or cancel the corresponding asset or liability: by the use of the asset or by its sale.

The IASB has published a modification to IAS 12 — Deferred Taxes. This includes the assumption when calculating the assets and liabilities for deferred taxes that the recovery of the underlying asset will be carried out through its sale in investment property valued at fair value under NIC 40 Investment Property. However, an exception is admitted if the investment is depreciable and is managed according to a business model whose objective is to use the profits from the investment over time, and not from its sale.

At the same time, IAS 12 includes the content of sic 21 Deferred Taxes — Recovery of revalued non-depreciable assets, which is withdrawn.

This amendment should be appled retrospectively for annual periods beginning on January 1, 2012. Early adoption is permitted.

3.	BANCO BILBAO VIZCAYA ARGENTARIA GROUP

The BBVA Group is an international diversified financial group with a significant presence in retail banking, wholesale banking, asset management and private banking. The Group also engages in business activity in other sectors, such as insurance, real estate and operational leasing.

Appendix II shows relevant information on the Group’s subsidiaries as of December 31, 2010. Appendix III shows relevant information on the consolidated jointly controlled entities accounted for using the proportionate consolidation method, as of December 31, 2010. Appendix IV provides additional information on investments and jointly controlled companies consolidated using the equity method in the BBVA Group. Appendix V shows the main changes in investments over 2010. Appendix VI gives details of the subsidiaries under the full consolidation method and which, based on the information available, were more than 10% owned by non-Group shareholders as of December 31, 2010.

The following table sets forth information related to the Group’s total assets as of 31 December 2010, 2009 and 2008 and the Group’s income attributed to parent company for 2010, 2009 and 2008, broken down by the companies in the group according to their activity:

			Net Income
	Total Assets	% of the	Attributed to	% of the Net
Contribution to Consolidated Group.	Contributed to	Total Assets of	Parent	Income Attributed
Entities by Main Activities 2010	the Group	the Group	Company	to Parent Company
	Millions of euros/percentages

Banks	521,701	94.38%	3,749	81.39%
Financial services	8,070	1.46%	247	5.36%
Portfolio, securities dealers and mutual funds management companies	3,372	0.61%	(239)	(5.19)%
Insurance and pension fund managing companies	17,034	3.08%	826	17.93%
Real Estate, services and other entities	2,561	0.46%	23	0.50%

Total	552,738	100.00%	4,606	100.00%

				% of the Net
	Total Assets	% of the	Net Income	Income
Contribution to Consolidated Group.	Contributed to	Total Assest of	Attributed to Parent	Attributed to
Entities by Main Activities 2009	the Group	the Group	Company	Parent Company
	Millions of euros/percentage

Banks	505,398	94.46%	3,435	81.58%
Financial services	7,980	1.49%	343	8.16%
Portfolio, securities dealers and mutual funds management companies	3,053	0.57%	(243)	(5.77)%
Insurance and pension fund managing companies	16,168	3.02%	755	17.94%
Real Estate, services and other entities	2,466	0.46%	(80)	(1.91)%

Total	535,065	100.00%	4,210	100.00%

				% of the Net
	Total Assets	% of the	Net Income	Income
Contribution to Consolidated Group.	Contributed to	Total Assest of	Attributed to Parent	Attributed to
Entities by Main Activities 2008	the Group	the Group	Company	Parent Company
	Millions of euros/percentage

Banks	498,030	91.78%	3,535	70.41%
Financial services	15,608	2.88%	393	7.84%
Portfolio, securities dealers and mutual funds management companies	11,423	2.10%	466	9.28%
Insurance and pension fund managing companies	14,997	2.76%	646	12.86%
Real Estate, services and other entities	2,592	0.48%	(20)	(0.40)%

Total	542,650	100.00%	5,020	100.00%

The Group’s activity is mainly located in Spain, Mexico, the United States and Latin America, with an active presence in Europe and Asia (see Note 17).

As of December 31, 2010, 2009 and 2008, the total assets broken down by countries in which the Group operates, were as follows:

Total Assets by Countries	2010	2009	2008
	Millions of euros

Spain	365,019	370,622	380,486
Mexico	73,837	61,655	61,023
The United States	52,166	49,576	49,698
Chile	13,309	10,253	9,389
Venezuela	8,613	11,410	9,652
Colombia	8,702	6,532	6,552
Peru	10,135	7,311	7,683
Argentina	6,075	5,030	5,137
Rest	14,882	12,676	13,030

Total	552,738	535,065	542,650

For the year ended December 31, 2010, 2009 and 2008, the “Interest and similar income” of the Group’s most significant subsidiaries, broken down by countries where Group operates, were as follows:

Interest and Similar Income by Countries	2010	2009	2008
	Millions of euros

Spain	9,426	12,046	16,892
Mexico	5,543	5,354	6,721
The United States	2,050	1,991	2,174
Chile	850	522	986
Venezuela	975	1,553	1,116
Colombia	694	750	811
Peru	597	563	520
Argentina	563	549	541
Rest	436	447	643

Total	21,134	23,775	30,404

– Spain

The Group’s activity in Spain is principally through BBVA, which is the parent company of the BBVA Group. Appendix I shows BBVA’s individual financial statements as of December 31, 2010, 2009 and 2008.

The following table sets forth BBVA’s total assets and income before tax as a proportion of the total assets and consolidated income before tax of the Group, as of December 31, 2010, 2009 and 2008, after the corresponding consolidation process adjustments:

Contribution of BBVA, S.A. to Total Assets and
Income before Taxes of BBVA Group	2010	2009	2008

% BBVA Assets over Group Assets	64%	67%	63%
% BBVA Income before tax over consolidated income before tax	32%	49%	28%

The Group also has other companies in Spain’s banking sector, insurance sector, real estate sector and service and operating lease companies.

– Rest of Europe

The BBVA Group is present in the United Kingdom, France, Belgium, Germany, Italy, Portugal, Ireland and Switzerland.

– Mexico

The Group’s presence in Mexico since 1995. It operates mainly through Grupo Financiero BBVA Bancomer, both in the banking sector through BBVA Bancomer, S.A. and in the insurance and pensions business through Seguros Bancomer S.A. de C.V., Pensiones Bancomer S.A. de C.V. and Administradora de Fondos para el Retiro Bancomer, S.A. de C.V.

– The United States and Puerto Rico

In recent years, the Group has expanded its presence in the United States through the acquisition of several financial groups operating in various southern states. In 2007 the Group acquired Compass Bancshares Inc. and State National Bancshares Inc., taking control of these entities and the companies in their groups. The merger between the three banks based in Texas owned by the Bank (Laredo National Bank, Inc., Texas National Bank, and State National Bank) and Compass Bank, Inc. took place in 2008.

In 2009, through its subsidiary BBVA Compass, the Group acquired certain assets and liabilities of Guaranty Bank, Inc. (hereinafter, “Guaranty Bank”) from the Federal Deposit Insurance Corporation (hereinafter, “FDIC”).

The BBVA group also has a significant presence in Puerto Rico through its subsidiary BBVA Puerto Rico, S.A.

– Latin America

The Group’s activity in Latin America is mainly focused on the banking, insurance and pensions sectors, in the following countries: Chile, Venezuela, Colombia, Peru, Argentina, Panama, Paraguay and Uruguay. It is also active in Bolivia and Ecuador in the pensions sector.

The Group owns more than 50% of some of the companies in these countries. Appendix II shows a list of the companies which, although less than 50% owned by the BBVA Group, as of December 31, 2010, are fully consolidated at this date as a result of agreements between the Group and the other shareholders giving the Group effective control of these entities (see Note 2.1).

– Asia

The Group’s activity in Asia is carried out through operational branches (in Tokyo, Hong Kong and Singapore) and representative offices (in Beijing, Shanghai, Seoul, Mumbai and Taipei). The BBVA Group also has several agreements with the CITIC Group (CITIC) for a strategic alliance in the Chinese market (see Note 17). The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Changes in the Group

The principal noteworthy acquisitions and sales of subsidiaries and associate entities in 2010, 2009 and 2008 were as follows:

In 2010

• Purchase of an additional 4.93% of the share capital of CNCB

On April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.

As of December 31, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

• Purchase of Credit Uruguay Banco

In May 2010, the Group announced that it has reached an agreement to acquire, through its subsidiary BBVA Uruguay, the Credit Uruguay Banco, from a French financial group. On January 18, 2011, after obtaining the corresponding authorizations, the purchase of Credit Uruguay Banco was completed for approximately €78 million.

• Agreement for the acquisition of a holding in the bank Garanti

In November 2010, BBVA signed an agreement with the primary shareholders of the Turkish bank, Turkiye Garanti Bankasi, AS (hereinafter, “Garanti Bank”): the Turkish group Dogus and the General Electric group for the acquisition of a 24.89% holding of the common stock of Garanti Bank, for a total price of $5,838 million, which is equivalent to a payment of approximately €4,195 million (*).

The agreement with the Dogus group includes an agreement for the joint management of the bank and the appointment of some of the members of its board of directors. In addition, BBVA has the option of purchasing an additional 1% of Garanti Bank five years after the initial purchase. At the date these annual consolidated financial statements were prepared, this transaction was subject to the pertinent authorizations of the competent bodies.

In 2009

• Purchase of assets and liabilities of Guaranty Bank

On August 21, 2009, through its subsidiary BBVA Compass, the Group acquired certain Guaranty Bank assets and liabilities from FDIC through a public auction for qualified investors.

BBVA Compass acquired assets, mostly loans, for approximately $11,441 million (approximately €8,016 million) and assumed liabilities, mostly customer deposits, for $12,854 million (approximately €9,006 million). These acquired assets and liabilities represented 1.5% and 1.8% of the Group’s total assets and liabilities, respectively, on the acquisition date.

In addition, the purchase included a loss-sharing agreement with the U.S. supervisory body FDIC under which the latter undertook to assume 80% of the losses of the loans purchased by the BBVA Group up to the first $2,285 million, and up to 95% of the losses if they exceeded this amount. This commitment has a maximum term of 5 or 10 years, based on the portfolios.

• Takeovers of Banco de Crédito Local de España, S.A. and BBVA Factoring E.F.C., S.A.

The Directors of the subsidiaries Banco de Crédito Local de España, S.A. (Unipersonal), and BBVA Factoring E.F.C., S.A. (Unipersonal), in meetings of their respective boards of directors held on January 26, 2009, and of Banco Bilbao Vizcaya Argentaria, S.A. in its board of directors meeting held on January 27, 2009, approved respective projects for the takeover of both companies by BBVA and the subsequent transfer of all their equity interest to BBVA, which acquired all the rights and obligations of the companies it had purchased through universal succession.

The merger agreement was submitted for approval at the general meetings of the shareholders and sole shareholder of the companies involved.

Both takeovers were entered into the Companies Register on June 5, 2009, and thus on this date the companies acquired were dissolved, although for accounting purposes the takeover was carried out on January 1, 2009.

In 2008

There were no significant changes in the Group in 2008, except the above mentioned merger of three banks in Texas (Laredo National Bank, Inc., Texas National Bank, Inc., and State National Bank, Inc.) with Compass Bank, Inc., and the increase of ownership interest in the CITIC Group (see Note 17).

4.	APPLICATION OF EARNINGS

In 2010, the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. resolved to distribute the first, second and third amounts against the 2010 dividends of the income, amounting to a total of €0.270 gross per share. The aggregate amount of the interim dividends declared as of December 31, 2010, net of the amount collected by the Group companies, was €1,067 million and was recognized under the heading “Stockholders’ funds —

(*)  Calculated at the exchange rate as of October 29, 2010 at $/€ = 1.3916.

Dividends and remuneration” in the accompanying consolidated balance sheet. The provisional financial statements prepared in 2010 by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with legal requirements evidencing the existence of sufficient liquidity for the distribution of the amounts to the interim dividend were as follows:

	31-05-2010	31-08-2010	30-11-2010
Available Amount for Interim Dividend Payments	First	Second	Third
	Millions of euros

Profit at each of the dates indicated, after the provision for income tax	1,432	3,072	3,088
Less —

Estimated provision for Legal Reserve	—	—	73
Interim dividends paid	—	337	675

Maximum amount distributable	1,432	2,735	2,340

Amount of proposed interim dividend	337	337	404

The application of earnings during 2010 was as follows:

Millions of
Application of Earnings 2010	euros

Net income for year of 2010(*)	2,904

Distribution:
Dividends	1,079
Legal reserve	73
Voluntary reserves	1,752

(*)	Net income of BBVA, S.A. (Apendix I)

The dividends per share in 2010 were as follows:

	First	Second	Third
Dividends per Share	Interim	Interim	Interim	Total
	Euros per share

2010	0.090	0.090	0.090	0.270

The dividends paid per share in 2010 and 2009 were as follows:

	2010			2009
		Euros	Amount		Euros	Amount
	% Over	per	(Millions of	% Over	Per	(Millions of
Dividends Paid (*)	Nominal	Share	Euros)	Nominal	Share	Euros)

Ordinary shares	67%	0.330	1,237	86%	0.420	1,574
Rest of shares	—	—	—	—	—	—
Total dividends paid	67%	0.330	1,237	86%	0.420	1,574
Dividends with charge to income	67%	0.330	1,237	86%	0.420	1,574
Dividends with charge to reserve or share premium	—	—	—	—	—	—
Dividends in kind	—	—	—	—	—	—

(*)	The total dividens paid under the cash-flows criteria, are the total amount paid in cash each year to shareholders, regardless of the year there were accued.

New scheme for payment to shareholders

At the Ordinary General Meeting of Shareholders, the Board of Directors will propose two capital increases under the heading of voluntary reserves within the framework of the new scheme of payment to shareholders (“Dividend Option”).

The “Dividend Option” scheme enables shareholders to choose between different alternatives for their remuneration: either receiving shares issued through an increase in released capital or in cash by selling the rights assigned in said increase.

This new scheme presents the opportunity for the shareholder to choose to perceive the entirety of his payment in cash or in new issued shares, while the Group continues to respects the terms of payment to shareholders. In this regard, the first of these payments under Dividend Option is expected to occur in April 2011, to substitute the traditional final dividend, for which an increase in released capital is planned for an approximate amount of €690 million.

5.	EARNINGS PER SHARE

Basic and diluted earnings per share are calculated according to the criteria established by IAS 33:

•	Basic earnings per share are determined by dividing the “Net income attributed to parent company” by the weighted average number of shares outstanding, excluding the average number of treasury stocks maintained throughout the year.

•	Diluted earnings per share is calculated by using a method similar to that used to calculate basic earnings per share; the weighted average number of shares outstanding, and the net income attributed to the parent company if appropriate, is adjusted to take into account the potential dilutive effect of certain financial instruments that could generate the issue of new Bank shares (share option commitments with employees, warrants on parent company shares, convertible debt instruments) or for discontinued operations.

Two transactions were carried out in 2010 and 2009 that affect the calculation of basic and diluted earnings per share:

•	In 2010 the Bank has carried out a capital increase with the pre-emptive subscription right for former shareholders (see Note 27). According to IAS 33, the calculation of the basic and diluted earnings per share should be adjusted retrospectively for all years before the issue by using a corrective factor that will be applied to the denominator (a weighted average number of shares outstanding). Said corrective factor is the result of dividing the fair value per share immediately before the exercise of rights by the theoretical ex-rights fair value per share. For these purposes the basic and diluted earnings per share have been recalculated for 2009 and 2008 from the following table.

•	In 2009, the Bank issued subordinated convertible bonds amounting to €2,000 million (see Note 23.4). Since the conversion is mandatory on the date of their final maturity, in accordance with the IAS 33 criteria, the following adjustments must be applied to both the calculation of the diluted earnings per share as well as the basic earnings per share.

•	In the numerator, the net income attributed to the parent company is increased by the amount of the annual coupon of the subordinated convertible bond.

•	In the denominator, the weighted average number of shares outstanding is increased by the estimated number of shares after the conversion if done that day.

As a result, as can be seen in the following table, for 2010, 2009 and 2008 the amount of the basic earnings per share and diluted earnings per share coincide, as since the diluting effect of the conversion is mandatory, it should also be applied to the calculation of the basic earnings per share.

The calculation of earnings per share in 2010, 2009 and 2008 is as follows:

Basic and Diluted Earnings per Share	2010	2009	2008

Numerator for basic and diluted earnigs per share (million of euros)
Net income attributed to parent company	4,606	4,210	5,020
+ADJUSTMENT: Mandatory convertible bonds interest expenses	70	18	—

Net income adjusted (millions of euros)(A)	4,676	4,228	5,020

Denominator for basic earnings per share (number of shares outstanding)
Weighted average number of shares outstanding(1)	3,762	3,719	3,706
Weighted average number of shares outstanding x corrective factor(2)	—	3,860	3,846
+ADJUSTMENT: Average number of estimated shares to be converted	221	39	—

Adjusted number of shares(B)	3,983	3,899	3,846

Basic earnings per share (Euros per share)A/B	1.17	1.08	1.31

Diluted earnings per share (Euros per share)A/B	1.17	1.08	1.31

(1)	Weighted average number of shares outstanding (millions of euros), excluded weighted average of treasury shares during the period

(2)	Corrective factor, due to the capital increase with pre-emptive subscription right, applied for the previous years.

As of December 31, 2010, 2009 and 2008, except for the aforementioned convertible bonds, there were no other financial instruments, share option commitments with employees or discontinued transactions that could potentially affect the calculation of the diluted earnings per share for the years presented.

6.	BASIS AND METHODOLOGY FOR SEGMENT REPORTING

Segment reporting represents a basic tool in the oversight and management of the Group’s various businesses. The Group compiles reporting information on as disaggregated a level as possible, and all data relating to the businesses these units manage is recognized in full. These disaggregated units are then amalgamated in accordance with the organizational structure preordained by the Group into higher level units and, ultimately, the business segments themselves. Similarly, all the companies making up the Group are also assigned to the different segments according to their activity.

Once the composition of each business segment has been defined, certain management criteria are applied, noteworthy among which are the following:

•	Economic capital: Capital is allocated to each business based on capital at risk (CaR) criteria, in turn predicated on unexpected loss at a specific confidence level, determined as a function of the Group’s target capital ratio. This target level is applied at two levels: the first is adjusted core capital, which determines the allocated capital. The Bank uses this amount as a basis for calculating the return generated on the equity in each business (ROE). The second level is total capital, which determines the additional allocation in terms of subordinate debt and preferred securities. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

Due to its sensitivity to risk, CaR is an element linked to management policies of the businesses themselves. It standardizes capital allocation between them in accordance with the risks incurred and makes it easier to compare profitability. In other words, it is calculated in a way that is standard and integrated for all kinds of risks and for each operation, balance or risk position, allowing its risk-adjusted return to be assessed and an aggregate to be calculated for the return by client, product, segment, unit or business area.

•	Internal transfer prices: The calculation of the net interest income of each business is performed using rates adjusted for the maturities and rate reset clauses in effect on the various assets and liabilities making up each unit’s balance sheet. The allocation of profits across business units is performed at market prices.

•	Allocation of operating expenses: Both direct and indirect expenses are allocated to the segments, except for those items for which there is no clearly defined or close link with the businesses, as they represent corporate/institutional expenses incurred on behalf of the overall Group. In this regard, we should note that the primary change in criteria during 2010 related to the assignment of expenses refers to the allocation of rent expenses in Spain and Portugal. This was formerly carried out based on a percentage over the book value of the real estate property and based on the area occupied. As of 2010, this allocation will be carried out at market value.

•	Cross selling: On certain occasions, consolidation adjustments are made to eliminate overlap accounted for in the results of one or more units as result of cross-selling focus.

Description of the Group’s business segments

The business areas described below are considered the Group’s business segments. The composition of the Group’s business areas as of 31 December 2010 was as follows:

•	Spain and Portugal: This area handles the financial and non-financial needs of private individual customers (Retail Network), including the higher net-worth market segment (BBVA Banca Privada, private banking), as well as the business segment (professionals, the self-employed, retailers, the farming community and SMEs) in the Spanish market. It also manages business with SMEs, corporations and public and private institutions and developers in Spain through the Corporate and Business Banking unit (“CBB”). Other specialized units handle online banking, consumer finance (the Consumer Finance Unit), the bancassurance business (BBVA Seguros) and BBVA Portugal.

•	Mexico: Includes the banking, pensions and insurance businesses in the country.

•	United States: encompasses the Group’s business in the United States and in the Commonwealth of Puerto Rico.

•	South America: Includes the banking, pensions and insurance businesses in South America.

•	Wholesale Banking and Asset Management (WB&AM): handles the Group’s wholesale businesses and asset management in all the geographical areas where it operates. For the purposes of this financial report, the business and earnings of the units in the Americas are registered in their respective areas (Mexico, South America and the United States). WB&AM is organized around three main business units: Corporate and Investment Banking (“C&IB”), Global Markets (“GM”) and Asset Management (“AM”). It also includes the Industrial and Real Estate Holdings unit and the Group’s holdings in the CITIC financial group.

C&IB coordinates the origination, distribution and management of a complete catalogue of corporate and investment banking products (corporate finance, structured finance, structured trade finance, equity capital markets and debt capital markets), and global transactional services. Large corporate customers are offered a specialized coverage by sector (industry bankers).

This unit handles the origination, structuring, distribution and risk management of market products, which are traded through several markets.

Asset Management is BBVA’s provider of asset management solutions. It designs and manages mutual funds, pension funds and the third-party fund platform Quality Funds. The unit has solutions tailored for each customer segment, based on constant product innovation as the key to success.

Industrial and Real Estate Holdings diversifies the area by developing long-maturing projects that create value in the medium and long-term through the active management of industrial equity holdings and real estate projects (Duch).

As well as the areas indicated, all the areas also have allocations of other businesses that include eliminations and other items not assigned to the units.

Finally, the Corporate Activities unit includes all the business not included in the business areas. Basically, this segment records the costs from head offices with a strictly corporate function and makes allocations to corporate and miscellaneous provisions, such as early retirement. It also includes the Financial Management unit, which performs management functions for the Group as a whole, essentially management of asset and liability positions in euro-denominated interest rates and in exchange rates, as well as liquidity and capital management functions. The management of asset and liability interest-rate risks in currencies other than the euro is recognized in the corresponding business areas. It also includes the Industrial and Financial Holdings unit and the Group’s non-international real estate businesses.

In 2010, certain changes were made in the criteria applied in 2009 in terms of the composition of some of the different business areas, such as:

•	United States and WB&AM: In order to give a global view of the Group’s business in the United States, we decided to include the New York branch, formerly in WB&AM, in the United States area. This change is consistent with BBVA’s current method of reporting its business units.

•	South America: The adjustment for the hyperinflation is included in 2010 in the accounting statements for Banco Provincial (Venezuela); this will also be carried out for the 2009 statements to make them comparable. At the close of 2009, when the Venezuelan economy was for the first time considered hyperinflationary for accounting purposes, this impact was registered in Corporate Activities, with the aim of making comparison with 2008 easier and in order not to distort the quarterly series for 2009 itself.

Likewise, a modification has been made in the allocation of certain costs from the corporate headquarters to the business areas that affect rent expenses and sales of IT services, though to a lesser extent. This has meant that the data for 2009 and 2008 has been reworked to ensure that the different years are comparable

The total breakdown of the Group’s assets by business areas as of December 31, 2010, 2009 and 2008 was as follows:

Total Assets by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	217,191	215,823	220,464
Mexico	75,152	62,855	60,774
South America	51,663	44,378	41,600
The United States	57,613	77,896	74,124
WB&AM	121,522	106,563	124,058
Corporate Activities	29,597	27,550	21,630

Total	552,738	535,065	542,650

The detail of the consolidated net income for the years 2010, 2009 and 2008 for each business area was as follows:

Net Income attributed by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	2,070	2,275	2,473
Mexico	1,707	1,357	1,930
South America	889	780	727
The United States	236	(950)	308
WB&AM	950	853	722
Corporate Activities	(1,246)	(105)	(1,140)

Subtotal	4,606	4,210	5,020

Non-assigned income	—	—	—
Elimination of interim income (between segments)	—	—	—
Other gains (losses)	389	385	365
Income tax and/or income from discontinued operations	1,427	1,141	1,541

INCOME BEFORE TAX	6,422	5,736	6,926

For the years 2010, 2009 and 2008 the detail of the ordinary income for each operating segment, which is made up of the “Interest and similar income”, “Dividend income”, “Fee and commission income”, “Net gains (losses) on financial assets and liabilities” and “Other operating income”, is as follows:

Total Ordinary Income by Bussiness Areas	2010	2009	2008
	Millions of euros

Spain and Portugal	10,151	10,974	12,787
Mexico	8,271	7,669	9,166
South America	5,684	5,755	5,970
The United States	3,067	3,191	3,932
WB&AM	1,987	2,887	4,739
Corporate Activities	2,869	3,339	4,683
Adjustments and eliminations of ordinary income between segments	—	—	—

TOTAL	32,029	33,815	41,277

7.	RISK EXPOSURE

Dealing in financial instruments can entail the assumption or transfer of one or more classes of risk by financial institutions. The risks related to financial instruments are:

•	Credit risk: Credit risk defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation.

•	Market risks: These are defined as the risks arising from the maintenance of financial instruments whose value may be affected by changes in market conditions. It includes three types of risk:

•	Foreign-exchange risk: this is the risk resulting from variations in foreign exchange rates.

•	Interest rate risk: this arises from variations in market interest rates.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

•	Liquidity risk: This is the possibility that a company cannot meet its payment commitments duly, or, to do so, must resort to borrowing funds under onerous conditions, or risking its image and the reputation of the entity.

Principles and policies

The general guiding principles followed by the BBVA Group to define and monitor its risk profile are set out below:

•	The risk management function is unique, independent and global.

•	The assumed risks must be compatible with the target capital adequacy and must be identified, measured and assessed. Monitoring and management procedures and sound control and mitigation systems must likewise be in place.

•	All risks must be managed integrally during their life cycle, being treated differently depending on their type and with active portfolio management based on a common measurement (economic capital).

•	It is each business area’s responsibility to propose and maintain its own risk profile, within their independence in the corporate action framework (defined as the set of risk policies and procedures), using a proper risk infrastructure.

•	The risk infrastructure must be suitable in terms of people, tools, databases, information systems and procedures so that there is a clear definition of roles and responsibilities, ensuring efficient assignment of resources among the corporate area and the risk units in business areas.

Building on these principles, the Group has developed an integrated risk management system that is structured around three main components: (i) a corporate risk governance regime, with adequate segregation of duties and responsibilities (ii) a set of tools, circuits and procedures that constitute the various different risk management regimes, and (iii) an internal control system.

Corporate governance system

The Group has a corporate governance system which is in keeping with international recommendations and trends, adapted to requirements set by regulators in each country and to the most advanced practices in the markets in which it pursues its business.

In the field of risks the Board of Directors is responsible for establishing the general principles that define the Institution’s risk objectives, approving the risk control and management policy and the regular monitoring of the internal systems of information and control.

To perform this function correctly the board is supported by the Executive Committee and a Risk Committee, the main mission of the latter being to assist the board in undertaking its functions associated with risk control and management.

Under Article 36 of the Board Regulations, the Risk Committee is assigned the following functions for these purposes:

•	To analyze and evaluate proposals related to the Group’s risk management and oversight policies and strategies.

•	To monitor the match between risks accepted and the profile established.

•	To assess and approve, where applicable, any risks whose size could compromise the Group’s capital adequacy or recurrent earnings, or that present significant potential operational or reputational risks.

•	To check that the Group possesses the means, systems, structures and resources in accordance with best practices to allow the implementation of its risk management strategy.

The risk management function is distributed into the Risk Units of the business areas and the Corporate Area, which defines the policy, strategies, methodologies and global infrastructure. The risk units in the business areas propose and maintain the risk profile of each client independently, but within the corporate framework for action.

The Corporate Risk Area combines the view by risk type with a global view. It is made up of the Corporate Risk Management unit, which covers the different types of risk, the Technical Secretary responsible for technical comparison, which works alongside the transversal units: such as Structural Management & Asset Allocation, Risk

Assessment Methodologies and Technology, and Validation and Control, which include internal control and operational risks.

Using this structure, the risk management system insures the following: first, the integration, control and management of all the Group’s risks; second, the application of standardized risk principles, policies and metrics throughout the entire Group; and third, the necessary insight into each geographical region and each business.

This organizational scheme is complemented by different committees, which include the following:

•	The Global Asset Allocation Committee is made up of the Group’s President and COO, the financial director, the corporate strategy and development director and the Global Risk Management director. This committee plans the process of risk acceptance by proposing an objective risk objective, which is submitted to the Board’s Risk Committee.

•	The task of the Global Internal Control and Operational Risk Committee is to undertake a review at the level of the Group and of each of its units, of the control environment and the running of the Internal Control and Operational Risk Models, and likewise to monitor and locate the main operational risks the Group is subject to, including those that are transversal in nature. This Committee is therefore the highest operational risk management body in the Group.

•	This Risk Management Committee is made up of the risk managers from the Risk Units from the business areas and those of the Corporate Risk Area. This body meets monthly and is responsible for establishing the Group’s risk strategy (especially as regards policies and structure of the operation of the Group), presenting the risk strategy to the Group’s governing bodies for their approval, monitoring the management and control of risks in the Group and, if necessary, adopting the necessary actions.

•	The Global Risk Management Committee is made up of the corporate directors of the Group’s risk unit and those responsible for risks in the different countries. The Committee meets every week to review the Group’s risk strategy, and review and agree on the main risk projects and initiatives in the business areas.

•	The Risk Management Committee is made up of the following permanent members: the Global Risk Management director, the Corporate Risk Management director and the Technical Secretary. The rest of the committee members deal with the operations that have to be analyzed in each of its sessions. The members analyze and decide on those financial programs and operations that are within its remit and discuss those that are not, and if necessary transfer them for approval to the Risk Committee.

•	The Assets and Liabilities Committee (“ALCO”) is responsible for actively managing structural interest rate and foreign exchange risk positions, global liquidity and the Group’s capital resources.

•	The Technology and Methodologies Committee is a forum that decides on the hedging needs of models and infrastructures in the Business Areas within the framework of the operational model of Global Risk Management.

•	The functions of the New Products Committee are to assess, and if appropriate to approve, the introduction of new products before the start of activity; to undertake subsequent control and monitoring for newly authorized products; and to foster business in an orderly way to enable it to develop in a controlled environment.

Tools, circuits and procedures

The Group has implemented an integral risk management system designed to cater for the needs arising in relation to the various types of risk. This has prompted it to equip the management processes for each risk with measurement tools for risk acceptance, assessment and monitoring and to define the appropriate circuits and procedures, which are reflected in manuals that also include management criteria.

Specifically, the Group’s risk management main activities are as follows: calculation of the risk exposures of the various portfolios, considering any related mitigating factors (netting, collateral, etc.); calculation of the probability of default ( “PD”), loss severity and expected loss of each portfolio, and assignment of the PD to the new transactions (ratings and scorings); values-at-risk measurement of the portfolios based on various scenarios using historical simulations; establishment of limits to the potential losses based on the various risks incurred; determination of the possible impacts of the structural risks on the income statement; setting of limits and alerts to safeguard the Group’s liquidity; identification and quantification of operational risks by business line to enable the mitigation of these risks through corrective measures; and definition of efficient circuits and procedures which contribute to the efficient achievement of the targets set.

Internal control model

The Group’s Internal Control Model is based on the best practices described in the following documents: “Enterprise Risk Management — Integrated Framework” by the COSO (Committee of Sponsoring Organizations of the Treadway Commission) and “Framework for Internal Control Systems in Banking Organizations” by the Bank for International Settlements (BIS).

The Internal Control Model therefore comes within the Integral Risk Management Framework. Said framework is understood as the process within an organization involving its board of directors, its management and all its staff, which is designed to identify potential risks facing the institution and which enables them to be managed within the limits defined, in such a way as to reasonably assure that the organization meets its business targets.

This Integral Risk Management Framework is made up of Specialized Units (Risks, Compliance, Accounting and Consolidation, Legal Services), the Internal Control Function and Operational Risk and Internal Audit.

The Internal Control Model is underpinned by, amongst others, the following principles:

•	The “process” is the articulating axis of the Internal Control Model.

•	Risk identification, assessment and mitigation activities must be unique for each process.

•	It is the Group’s units that are responsible for internal control.

•	The systems, tools and information flows that support internal control and operational risk activities must be unique or, in any event, they must be wholly administered by a single unit.

•	The specialized units promote policies and draw up internal regulations, the second-level development and application of which is the responsibility of the Corporate Internal Control and Operational Risk Unit.

One of the essential elements in the model is the Institution-level Controls, a top-level control layer, the aim of which is to reduce the overall risk inherent in its business activities.

Each unit’s Internal Control and Operational Risk Management is responsible for implementing the control model within its scope of responsibility and managing the existing risk by proposing improvements to processes.

Given that some units have a global scope of responsibility, there are transversal control functions which supplement the previously mentioned control mechanisms.

Lastly, the Internal Control and Operational Risk Committee in each unit is responsible for approving suitable mitigation plans for each existing risk or shortfall. This committee structure culminates at the Group’s Global Internal Control and Operational Risk Committee.

Risk concentration

In the trading area, limits are approved each year by the Board’s Risk Committee on exposures to trading, structural interest rate, structural currency, equity and liquidity risk at the banking entities and in the asset management, pension and insurance businesses. These limits factor in many variables, including economic capital and earnings volatility criteria, and are reinforced with alert triggers and a stop-loss scheme.

In relation to credit risk, maximum exposure limits are set by customer and country; generic limits are also set for maximum exposure to specific deals and products. Upper limits are allocated based on iso-risk curves, determined as the sum of expected losses and economic capital, and its ratings-based equivalence in terms of gross nominal exposure.

There is also an additional guideline in terms of oversight of maximum risk concentration up to and at the level of 10% of equity: stringent requirements in terms of in-depth knowledge of the counterparty, its operating markets and sectors.

For retail portfolios, potential concentrations of risk are analyzed by geographical area or by certain specific risk profiles in relation to overall risk and earnings volatility; where appropriate, the opportune measures are taken, imposing cut-offs using scoring tools, via recovery management and mitigating exposure using pricing strategy, among other approaches.

7.1 CREDIT RISK

Credit risk is defined as the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge a contractual obligation due to the insolvency or incapacity of the natural or legal persons involved.

Maximum credit risk exposure

The Group’s maximum credit risk exposure as of December 31, 2010, 2009 and 2008, without recognizing the availability of collateral or other credit enhancements to guarantee compliance, is broken down by financial instrument and counterparties in the table below:

Maximum Credit Risk Exposure	Notes	2010	2009	2008
	Millions of euros

Financial assets held for trading	10	24,358	34,672	26,556
Debt securities		24,358	34,672	26,556
Government		20,397	31,290	20,778
Credit institutions		2,274	1,384	2,825
Other sectors		1,687	1,998	2,953
Other financial assets designated at fair value through profit or loss	11	691	639	516
Debt securities		691	639	516
Government		70	60	38
Credit institutions		87	83	24
Other sectors		534	496	454
Available-for-sale financial assets	12	50,602	57,067	39,961
Debt securities		50,602	57,067	39,961
Government		33,074	38,345	19,576
Credit institutions		11,235	12,646	13,377
Other sectors		6,293	6,076	7,008
Loans and receivables	13	373,037	353,741	375,387
Loans and advances to credit institutions		23,604	22,200	33,679
Loans and advances to customers		347,210	331,087	341,322
Government		31,224	26,219	22,503
Agriculture		3,977	3,924	4,109
Industry		36,578	42,799	46,576
Real estate and construction		55,854	55,766	54,522
Trade and finance		45,689	40,714	44,885
Loans to individuals		135,868	126,488	127,890
Finance leases		8,141	8,222	9,385
Other		29,879	26,955	31,452
Debt securities		2,223	454	386
Government		2,040	342	290
Credit institutions		6	4	4
Other sectors		177	108	92
Held-to-maturity investments	14	9,946	5,438	5,285
Government		8,792	4,064	3,844
Credit institutions		552	754	800
Other sectors		602	620	641
Derivatives (trading and hedging)	10-15	44,762	42,836	46,887

Subtotal		503,396	494,393	494,591

Valuation adjustments		299	436	942

Total balance		503,695	494,829	495,533

Financial guarantees		36,441	33,185	35,952
Drawable by third parties		86,790	84,925	92,663
Government		4,135	4,567	4,221
Credit institutions		2,303	2,257	2,021
Other sectors		80,352	78,101	86,421
Other contingent exposures		3,784	7,398	6,234

Total off-balance	34	127,015	125,508	134,849

Total maximum credit exposure		630,710	620,337	630,382

For financial assets recognized in the accompanying consolidated balance sheets, credit risk exposure is equal to the carrying amount, except for trading and hedging derivatives. The maximum exposure to credit risk on financial guarantees is the maximum that BBVA would be liable for if these guarantees were called in.

For trading and hedging derivatives, this information reflects the maximum credit risk exposure better than the amount shown on the balance sheet because it does not only include the market value on the date of the transactions

(the carrying amount only shows this figure); it also estimates the potential risk of these transactions on their due date.

Regarding the renegotiated financial assets as of December 31, 2010, the BBVA Group did not perform any renegotiations that resulted in the need to reclassify doubtful risks as outstanding risks. The amount of financial assets that would be irregular had their conditions not been renegotiated is not significant with respect to the Group’s total loan portfolio as of December 31, 2010.

Mitigation of credit risk, collateral and other credit enhancements, including risk hedging and mitigation policies

In most cases, maximum exposure to credit risk is reduced by collateral, credit enhancements and other actions which mitigate the Group’s exposure.

The Group applies a credit risk hedging and mitigation policy deriving from a banking approach focused on relationship banking. On this basis, the provision of guarantees is a necessary but not sufficient instrument when taking risks; therefore for the Group to assume risks, it needs to verify the payment or resource generation capacity to ensure the amortization of the risk incurred.

The above is carried out through a prudent risk management policy which consists of analyzing the financial risk in a transaction, based on the repayment or resource generation capacity of the credit recipient, the provision of guarantees in any of the generally accepted ways (cash collateral, pledged assets, personal guarantees, covenants or hedges) appropriate to the risk undertaken, and lastly on the recovery risk (the asset’s liquidity).

The procedures for the management and valuation of collaterals are set out in the internal Manual on Credit Risk Management Policies, which the Group actively uses in the arrangement of transactions and in the monitoring of both these and customers.

This Manual lays down the basic principles of credit risk management, which includes the management of the collateral assigned in transactions with customers. Accordingly, the risk management model jointly values the existence of an adequate cash flow generation by the obligor that enables him to service the debt, together with the existence of suitable and sufficient guarantees that ensure the recovery of the credit when the obligor’s circumstances render him unable to meet their obligations.

The procedures used for the valuation of the collateral are consistent with the market’s best practices, which involve the use of appraisal for real estate guarantees, market price for shares, quoted value of shares in a mutual fund, etc.

All collaterals assigned are to be properly instrumented and recognized in the corresponding register, as well as receive the approval of the Group’s Legal Units.

The following is a description of the main collateral for each financial instrument class:

•	Financial assets held for trading: The guarantees or credit enhancements obtained directly from the issuer or counterparty are implicit in the clauses of the instrument. In trading derivatives, credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are offset for their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Other financial assets designated at fair value through profit or loss: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Available for sale financial assets: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Loans and receivables:

•	Loans and advances to credit institutions: These have the counterparty’s personal guarantee.

•	Total lending to customers: Most of these operations are backed by personal guarantees extended by the counterparty. The collateral received to secure loans and advances to other debtors includes mortgages, cash guarantees and other collateral such as pledged securities. Other kinds of credit enhancements may be put in place such as guarantees.

•	Debt securities: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Held-to-maturity investments: The guarantees or credit enhancements obtained directly from the issuer or counterparty are inherent in the structure of the instrument.

•	Hedging derivatives: Credit risk is minimized through contractual netting agreements, where positive- and negative-value derivatives with the same counterparty are settled at their net balance. There may likewise be other kinds of guarantees, depending on counterparty solvency and the nature of the transaction.

•	Financial guarantees, other contingent exposures and drawable by third parties: These have the counterparty’s personal guarantee.

The Group’s collateralized credit risk as of December 31, 2010, 2009 and 2008, excluding balances deemed impaired, is broken down in the table below:

Collateralized Credit Risk	2010	2009	2008
	Millions of euros

Mortgage loans	132,628	127,957	125,540
Operating assets mortgage loans	3,638	4,050	3,896
Home mortgages	108,224	99,493	96,772
Rest of mortgages	20,766	24,414	24,872
Secured loans, except mortgage	18,154	20,917	19,982
Cash guarantees	281	231	250
Secured loan (pledged securities)	563	692	458
Rest of secured loans	17,310	19,994	19,274

Total	150,782	148,874	145,522

In addition, the derivatives carry contractual, legal compensation rights that have effectively reduced credit risk by €27,933 million as of December 31, 2010, by €27,026 million as of December 31, 2009 and by €29,377 million as of December 31, 2008.

As of December 31, 2010, specifically in relation to mortgages, the average amount pending loan collection represented 53,1% of the collateral pledged (54% as of December 31, 2009 and 55% as of December 31, 2008).

Credit quality of financial assets that are neither past due nor impaired

BBVA has ratings tools that enable it to rank the credit quality of its operations and customers based on a scoring system and to map these ratings to probability of default (“PD”) scales. To analyze the performance of PD, the Group has a series of tracking tools and historical databases that house the pertinent information generated internally.

The scoring tools vary by customer segment (companies, corporate clients, SMEs, public authorities, etc.). Scoring is a decision model that contributes to both the arrangement and management of retail type loans: Consumer loans, mortgages, credit cards for individuals, etc. Scoring is the tool used to decide to whom a loan should be assigned, what amount should be assigned and what strategies can help establish the price, because it is an algorithm that sorts transactions in accordance with their credit rating. The move towards advanced risk management makes it possible to establish more proactive commercial relations with customers. Proactive scoring establishes limits for customers that are then used when granting transactions.

Rating tools, as opposed to scoring tools, do not assess transactions but focus on customers instead: Companies, corporate clients, SMEs, public authorities, etc. For wholesale portfolios where the number of defaults is very low (sovereigns, corporates, financial entities) the internal ratings models are fleshed out by benchmarking the statistics maintained by external rating agencies (Moody’s, Standard & Poor’s and Fitch). To this end, each year the Bank compares the PDs compiled by the agencies at each level of risk rating and maps the measurements compiled by the various agencies to the BBVA master rating scale.

Once the probability of default for the transactions or customers has been determined, the so-called business cycle adjustment starts. This involves generating a risk metric outside the context estimate, seeking to gather information that represents behavior for an entire economic cycle. This probability is linked to the Group’s master rating scale.

BBVA maintains a master rating scale with a view to facilitating the uniform classification of the Group’s various asset risk portfolios. The table below shows the abridged scale which groups outstanding risk into 17 categories as of December 31, 2010:

	Probability of Default (Basic Points)
Internal Rating		Minimum from
Reduced List (17 Groups)	Average	>=	Maximum

AAA	1	—	2
AA+	2	2	3
AA	3	3	4
AA−	4	4	5
A+	5	5	6
A	8	6	9
A−	10	9	11
BBB+	14	11	17
BBB	20	17	24
BBB-	31	24	39
BB+	51	39	67
BB	88	67	116
BB-	150	116	194
B+	255	194	335
B	441	335	581
B−	785	581	1,061
C	2,122	1,061	4,243

The table below outlines the distribution of exposure including derivatives by internal ratings, to financial entities and public institutions (excluding sovereign risk), of the Group’s main institutions as of December 31, 2010, 2009 and 2008:

Credit Risk Distribution by Internal Rating	2010	2009	2008

AAA/AA+/AA/AA−	26.94%	19.55%	23.78%
A+/A/A−	27.49%	28.78%	26.59%
BBB+	9.22%	8.65%	9.23%
BBB	4.49%	7.06%	5.76%
BBB-	5.50%	6.91%	9.48%
BB+	5.10%	4.46%	8.25%
BB	4.57%	6.05%	6.16%
BB-	4.88%	6.45%	5.91%
B+	4.84%	5.38%	3.08%
B	4.81%	3.34%	1.44%
B−	1.89%	0.88%	0.28%
CCC/CC	0.27%	2.49%	0.03%

Total	100.00%	100.00%	100.00%

Policies and procedures for preventing excessive risk concentration

In order to prevent the build-up of excessive concentrations of credit risk at the individual, country and sector levels, the Group maintains the risk concentration indices updated at the individual and portfolio levels tied to the various observable variables within the field of credit risk management. The limit on the Group’s exposure or share of a customer’s financial business therefore depends on the customer’s credit rating, the nature of the facility, and the Group’s presence in a given market, based on the following guidelines:

•	The need to balance the customer’s financing needs, broken down by type (commercial/financial, short/long-term, etc.). This approach provides a better operational mix that is still compatible with the needs of the bank’s clientele.

•	Other determining factors are national legislation and the ratio between the size of customer lending and the Bank’s equity (to prevent risk from becoming overly concentrated among few customers). Additional factors taken into consideration include constraints related to market, customer, internal regulation and macroeconomic factors, etc.

•	Meanwhile, correct portfolio management leads to identification of risk concentrations and enables appropriate action to be taken.

Operations with customers or groups that entail an expected loss plus economic capital of over €18 million are approved at the highest level, i.e., by the Board Risk Committee. As a reference, this is equivalent in terms of exposure to 10% of eligible equity for AAA and to 1% for a BB rating, implying oversight of the major individual risk concentrations by the highest-level risk governance bodies as a function of credit ratings.

There is additional guideline in terms of a maximum risk concentration level of up to and including 10% of equity: up to this level there are stringent requirements in terms of in-depth knowledge of the client, its operating markets and sectors of operation.

Sovereign risk exposure

As of December 31, 2010, the sovereign risk exposure amounted to €62,769 million. This exposure is included in the following lines of the accompanying consolidated balance sheet: “Financial Liabilities Held for trading” (31.4%), “Available-for-Sale Financial Assets” (57.4%), “Loans and Receivables” (3.2%) and “Held-to-Maturity Investments” (14.0%).

As of December 31, 2010, the breakdown of our sovereign risk exposure in accordance with the classification of each country by its ratings was as follows:

Exposure to Sovereign Counterparties by Ratings(*)	Millions of euros	%

Higher than AA	35,293	56.23%
Of which:
Spain	31,212	49.72%
AA or below	27,475	43.77%
Of which:
Mexico	17,665	28.14%
Italy	4,229	6.74%
Portugal	58	0.09%
Grece	107	0.17%
Ireland	—	—
Total	62,768	100.00%

(*)	Global Ratings established by external rating agencies as of December 31, 2010.

Financial assets past due but not impaired

The table below provides details of financial assets past due as of December 31, 2010, 2009 and 2008, but not considered to be impaired, listed by their first due date:

	2010			2009			2008
	Less than 1			Less than 1			Less than 1
Financial Assets Past	Months	1 to 2 Months	1 to 3 Months	Months	1 to 2 Months	1 to 3 Months	Months	1 to 2 Months	1 to 3 Months
Due but Not Impaired	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due	Past-Due
	Millions of euros

Loans and advances to credit institutions	—	—	—	—	—	—	—	—	—
Loans and advances to customers	1,082	311	277	2,653	336	311	1,580	534	447
Government	122	27	27	45	32	19	30	10	12
Other sectors	960	284	250	2,608	304	292	1,550	524	435
Debt securities	—	—	—	—	—	—	—	—	—

Total	1,082	311	277	2,653	336	311	1,580	534	447

Impaired assets and impairment losses

The table below shows the composition of the balance of impaired financial assets, broken down by heading in the balance sheet, and the impaired contingent liabilities as of December 31, 2010, 2009 and 2008:

Impaired Risks. Breakdown by Type of Asset and by Sector	2010	2009	2008
	Millions of euros

IMPAIRED RISKS ON BALANCE
Available-for-sale financial assets	140	212	188
Debt securities	140	212	188
Loans and receivables	15,472	15,311	8,540
Loans and advances to credit institutions	101	100	95
Loans and advances to customers	15,361	15,197	8,437
Debt securities	10	14	8

TOTAL IMPAIRED RISKS ON BALANCE(1)	15,612	15,523	8,728

IMPAIRED RISKS OFF BALANCE(2)
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS(1)+(2)	15,936	15,928	8,859

Of which:
Goverment	123	87	102
Credit institutions	129	172	165
Other sectors	15,360	15,264	8,461
Mortgage	8,627	7,932	3,047
With partial secured loans	159	37	4
Rest	6,574	7,295	5,410
Impaired contingent liabilities	324	405	131

TOTAL IMPAIRED RISKS	15,936	15,928	8,859

The changes in 2010, 2009 and 2008 in the impaired financial assets and contingent liabilities were as follows:

Changes in Impaired Financial Assets and Contingent Liabilities	2010	2009	2008
	Millions of euros

Balance at the beginning	15,928	8,859	3,418

Additions(1)	13,207	17,298	11,488
Recoveries(2)	(9,138)	(6,524)	(3,668)
Net additions(1)+(2)	4,069	10,774	7,820
Transfers to writeoff	(4,307)	(3,737)	(2,198)
Exchange differences and other	247	32	(181)

Balance at the end	15,936	15,928	8,859

Recoveries on entries (%)	69	38	32

Below are details of the impaired financial assets as on December 31, 2010, classified by geographical location of risk and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than 6	6 to 9	9 to 12	More than
	Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	Millions of euros

Spain	5,279	1,064	798	4,544	11,685
Rest of Europe	106	24	24	55	209
Latin America	1,473	112	100	397	2,082
The United States	1,110	84	111	331	1,636
Rest of the world	—	—	—	—	—

Total	7,968	1,284	1,034	5,327	15,612

Below are details of the impaired financial assets as on December 31, 2010, classified by type of loan in accordance with its associated guarantee, and by the time since their oldest past-due amount or the period since they were deemed impaired:

	Less than 6	6 to 9	9 to 12	More than
	Months	Months	Months	12 Months
2010	Past-Due	Past-Due	Past-Due	Past-Due	Total
	Millions of euros

Unsecured loans	4,309	338	271	1,710	6,628
Mortgage	3,301	946	763	3,617	8,627
Residential mortgage	629	304	271	1,472	2,676
Commercial mortgage (rural properties in operation and offices, and industrial buildings)	561	128	100	602	1,391
Rest of residential mortgage	701	132	99	593	1,525
Plots and other real state assets	1,410	382	293	950	3,035
Other partially secured loans	159	—	—	—	159
Others	199	—	—	—	198

Total	7,968	1,284	1,034	5,327	15,612

The table below shows the finance income accrued on impaired financial assets as of December 31, 2010, 2009 and 2008:

	2010	2009	2008
	Millions of euros

Financial Income from Impaired Assets	1,717	1,485	1,042

This income is not recognized in the accompanying consolidated income statements due to the existence of doubts as to the collection of these assets.

Note 2.2.1.b  gives a description of the individual analysis of impaired financial assets, including the factors the entity takes into account in determining that they are impaired and the extension of guarantees and other credit enhancements.

The following shows the changes in impaired financial assets written off from the balance sheet for the years ended December 31, 2010, 2009 and 2008 because the possibility of their recovery was deemed remote:

Changes in Impaired Financial Assets Written-Off from the Balance Sheet	2010	2009	2008
	Millions of euros

Balance at the beginning	9,834	6,872	5,622
Increase:	4,788	3,880	1,976
Decrease:	(1,448)	(1,172)	(567)
Re-financing or restructuring	(1)	—	—
Cash recovery	(253)	(188)	(199)
Foreclosed assets	(5)	(48)	(13)
Sales of written-off	(342)	(590)	(261)
Other causes	(847)	(346)	(94)
Net exchange differences	193	253	(159)

Balance at the end	13,367	9,833	6,872

The Group’s Non-Performing Assets (“NPA”) ratios for the headings “Loans and advances to customers” and “Contingent liabilities” as of December 31, 2010, 2009 and 2008 were as follows:

	Percentage (%)
NPA Ratio	2010	2009	2008

BBVA Group	4.1	4.3	2.3

A breakdown of impairment losses by type of financial instrument registered in the accompanying consolidated income statement and the recoveries of impaired financial assets is provided Note 49.

The accumulated balance of impairment losses broken down by portfolio as of December 31, 2010, 2009 and 2008 is as follows:

Impairment Losses	Notes	2010	2009	2008
	Millions of euros

Available-for-sale portfolio	12	619	449	202
Loans and receivables	13	9,473	8,805	7,505
Loans and advances to customers		9,396	8,720	7,412
Loans and advances to credit institutions		67	68	74
Debt securities		10	17	19
Held to maturity investment	14	1	1	4

Total		10,093	9,255	7,711

Of which:
For impaired portfolio		7,362	6,380	3,480
For currently non-impaired portfolio		2,731	2,875	4,231

In addition to total amount of funds indicated above, as of December 31, 2010, 2009 and 2008, the amount of the provisions for contingent exposures and commitments rose to €264, €243 and €421 million, respectively (see Note 25).

The changes in the accumulated impairment losses for the years 2010, 2009 and 2008 were as follows:

Changes in the Impairment Losses	2010	2009	2008
	Millions of euros

Balance at the beginning	9,255	7,711	7,194

Increase in impairment losses charged to income	7,207	8,282	4,590
Decrease in impairment losses credited to income	(2,236)	(2,622)	(1,457)
Transfers to written-off loans	(4,488)	(3,878)	(1,951)
Exchange differences and other	355	(238)	(662)

Balance at the end	10,093	9,255	7,711

Of which:
For impaired portfolio	7,362	6,380	3,480
For currently non-impaired portfolio	2,731	2,875	4,231

The majority of the impairment on financial assets corresponds to the heading “Loans and receivables — Loans and advances to customers”. The changes in the accumulated impairment losses for the years 2010, 2009 and 2008 under this heading were as follows:

Changes in the Impairment Losses of the Heading Loans and Receivables - Loans and Advances to Customers	2010	2009	2008
	Millions of euros

Balance at the beginning	8,720	7,412	7,117

Increase in impairment losses charged to income	7,014	7,983	4,434
Decrease in impairment losses credited to income	(2,200)	(2,603)	(1,636)
Transfers to written-off loans	(4,423)	(3,828)	(1,950)
Exchange differences and other	285	(244)	(553)

Balance at the end	9,396	8,720	7,412

Of which:
For impaired portfolio	6,683	5,864	3,239
For currently non-impaired portfolio	2,713	2,856	4,173

7.2  MARKET RISK

a)	Market Risk

Market risk is defined as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices, resulting in changes in the different assets and financial risk factors. The risk can be mitigated or even eliminated through hedges using other products (assets/liabilities or derivatives), or by undoing the transaction/open position.

There are three main risk factories that affect market prices: Interest rates, foreign exchange rates and equity.

•	Interest rate risk: Defined as changes in the term structure of market interest rates for different currencies.

•	Foreign-exchange risk: This is the risk resulting from changes in the foreign exchange rate for different currencies.

•	Price risk: This is the risk resulting from variations in market prices, either due to factors specific to the instrument itself, or alternatively to factors which affect all the instruments traded on the market.

In addition, for certain positions, other risks also need to be considered: Credit spread risk, basis risk, volatility or correlation risk.

Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level. VaR is calculated in the Group at a 99% confidence level and a 1-day time horizon.

The BBVA and BBVA Bancomer have received approval from the Bank of Spain to use the internal model to calculate bank capital for market risk.

In BBVA and BBVA Bancomer VaR is estimated using Historic Simulation methodology. This methodology consists of observing how the profits and losses of the current portfolio would perform if the market conditions from a particular historic period were in force, and from that information to infer the maximum loss at a certain confidence level. It offers the advantage of accurately reflecting the historical distribution of the market variables and of not requiring any specific distribution assumption. The historic period comprises two years.

With regard to market risk, limit structure determines a system of VaR and economic capital at risk limits for each business unit, with specific sub-limits by type of risk, activity and desk.

Validity tests are performed on the risk measurement models used to estimate the maximum loss that could be incurred in the positions assessed with a certain level of probability (backtesting), as well as measurements of the impact of extreme market events on risk positions (stress testing). The Group is currently performing stress testing on historical and economic crisis scenarios drawn up by its Economic Research Department.

Changes in market risk in 2010

The BBVA Group’s market risk is higher in 2010 compared to previous years. The average risk for 2010 stood at €33 million (VaR calculation without smoothing). The changes in the Group’s market risk can be basically explained by the contribution of Global Market Europe, which has seen its risk increase as a result mainly of greater market volatility in interest rates and credit spreads, together with greater exposure to interest-rate risk towards the end of the year. Global Market Bancomer has contributed to a lesser extent to the Group’s increased risk due to the growth in equity risk throughout the year, particularly in the first quarter through a one-off operation.

In 2010, the changes in market risk (VaR calculations without smoothing with a 99% confidence level and a 1-day horizon) were as follows:

The breakdown of VaR by risk factor as of December 31, 2010, 2009 and 2008 was as follows:

VaR by Risk Factor	2010	2009	2008
	Millions of euros

Interest/Spread risk	29	38	24
Currency risk	3	2	7
Stock-market risk	4	9	1
Vega/Correlation risk	12	15	15
Diversification effect	(21)	(33)	(24)

Total	28	31	23

VaR medium in the period	33	26	20
VaR max in the period	41	33	35
VaR min in the period	25	18	13

b)	Structural interest rate risk

The aim of on-balance-sheet interest rate risk management is to maintain the BBVA Group’s exposure to market interest rate fluctuations at levels in keeping with its risk strategy and profile. In pursuance of this, the Asset-Liability Committee (“ALCO”) undertakes active balance sheet management through operations intended to optimize the levels of risk borne according to the expected earnings and enables the maximum levels of accepted risk with which to be complied.

ALCO uses the interest rate risk measurements performed by the Risk Area. Acting as an independent unit, the Risk Area periodically quantifies the impact of interest rate fluctuations on the BBVA Group’s net interest income and economic value.

In addition to measuring the sensitivity to 100-basis-point changes in market interest rates, the Group performs probability calculations that determine the economic capital (maximum loss of economic value) and risk margin (maximum loss of operating income) for structural interest rate risk in the BBVA’s Group banking activity, excluding the Treasury area, based on interest rate curve simulation models. The Group regularly performs stress tests and sensitivity analysis to complement its assessment of its interest rate risk profile.

All these risk measurements are subsequently analyzed and monitored, and levels of risk assumed and the degree of compliance with the limits authorized by the Executive Committee are reported to the various managing bodies of the BBVA Group.

Below are the average interest rate risk exposure levels in terms of sensitivity of the main financial institutions of the BBVA Group in 2010, in millions of euros:

	Impact on Net Interest		Impact on Economic
	Income(*)		Value(**)
	100 Basis-	100 Basis-	100 Basis-	100 Basis-
	Point	Point	Point	Point
2010	Increase	Decrease	Increase	Decrease

Europe	−3.06%	+4.83%	+1.10%	−1.21%
BBVA Bancomer	+1.71%	−1.71%	−1.49%	+0.98%
BBVA Compass	+3.63%	−2.66%	+1.60%	−3.39%
BBVA Puerto Rico	+4.50%	−4.27%	+2.88%	−2.48%
BBVA Chile	−1.36%	+1.29%	−5.13%	+3.72%
BBVA Colombia	+1.32%	−1.33%	−2.51%	+2.50%
BBVA Banco Continental	+2.28%	−2.25%	−4.93%	+5.26%
BBVA Banco Provincial	+1.66%	−1.55%	−0.64%	+0.66%
BBVA Banco Francés	+0.47%	−0.48%	−2.02%	+2.12%
BBVA Group	+0.43%	+0.26%	+0.44%	−0.91%

(*)	Percentage relating to “1 year” net Interest margin forecast in each entity.

(**)	Percentage relating to each entity’s Capital Base.

As part of the measurement process, the Group established the assumptions regarding the movement and behavior of certain items, such as those relating to products with no explicit or contractual maturity. These assumptions are based on studies that estimate the relationship between the interest rates on these products and market rates and enable specific balances to be classified into trend-based balances maturing at long term and seasonal or volatile balances with short-term residual maturity.

c)	Structural currency risk

Structural foreign exchange risk is basically caused by exposure to variations in foreign exchange rates that arise in the Group’s foreign subsidiaries and the provision of funds to foreign branches financed in a different currency to that of the investment.

The ALCO is responsible for arranging hedging transactions to limit the capital impact of fluctuations in exchange rates, based on their projected trend, and to guarantee the equivalent euro value of the foreign currency earnings expected to be obtained from these investments.

Structural currency risk management is based on the measurements performed by the Risk Area. These measurements use a foreign exchange rate scenario simulation model which quantifies possible changes in value for a given confidence interval and a pre-established time horizon. The Executive Committee authorizes the system of limits and alerts for these risk measurements, which include a limit on the economic capital or unexpected loss arising from the foreign exchange risk of the foreign-currency investments.

In 2010, the average asset exposure sensitivity to 1% depreciation in exchange rates stood at €113 million, with the following concentration: 45% in the Mexican peso, 28% in South American currencies and 18% in the US dollar.

d)	Structural equity risk

The Group’s exposure to structural equity risk comes largely from its holdings in industrial and financial companies with medium- to long-term investment horizons, reduced by the short net positions held in derivative instruments on the same underlying assets, in order to limit portfolio sensitivity to potential price cuts. The aggregate sensitivity of the Group’s consolidated equity to a 1% fall in the price of shares stood, on December 31, 2010, at €47.5 million, while the sensitivity of the consolidated earnings to the same change in price on the same date is estimated at €3.3 million. The latter is positive in the case of falls in prices as these are short net positions in derivatives. This figure is determined by considering the exposure on shares measured at market price or, if not available, at fair value, including the net positions in options on the same underlyings in delta equivalent terms. Treasury Area portfolio positions are not included in the calculation.

The Risk Area measures and effectively monitors structural risk in the equity portfolio. To do so, it estimates the sensitivity figures and the capital necessary to cover possible unexpected losses due to the variations in the value of the equity portfolio at a confidence level that corresponds to the institution’s target rating, and taking account of the liquidity of the positions and the statistical performance of the assets under consideration. These figures are supplemented by periodic stress comparisons, back-testing and scenario analyses.

7.3	LIQUIDITY RISK

The aim of liquidity risk management, tracking and control is to ensure, in the short-term, that the payment commitments can be duly met without having to resort to borrowing funds under burdensome terms, or damaging the image and reputation of the institution. In the medium term the aim is to ensure that the financing structure is ideal and that it moves in the right direction, in the context of the economic situation, the markets and regulatory changes.

Liquidity management and structural finance in the BBVA Group are based on the principle of the financial autonomy of its subsidiaries. This management approach helps prevent or limit liquidity risk by reducing the vulnerability of the BBVA Group during high-risk periods.

Once the decentralization is considered by geographical areas/subsidiaries, the management and monitoring of liquidity risk is carried out comprehensively in each of the Group’s units with both a short and long-term Approach. The short-term liquidity approach has a time horizon of up to 366 days. It is focused on the management of payments and collections from Treasury and Markets and includes the operations specific to the areas and the Bank’s possible liquidity requirements. The second medium-term or medium-financing approach is focused on financial management of all the balance sheet, with a time horizon of one year or more.

The comprehensive management of liquidity is carried out by the Assets and Liabilities Committee (ALCO) in each management unit. The Financial Management unit, as part of the Financial Division, analyzes the implications of the Bank’s various projects in terms of finance and liquidity and its compatibility with the target financing structure and the situation of the financial markets. The Financial Management unit executes proposals agreed by the ALCO in accordance with the agreed budgets and manages liquidity risk using a broad scheme of limits, sub-limits and alerts approved by the Permanent Delegate Committee. The Risk Area uses these limits to carry out its mediation and control work independently and provides the manager with the support tools and metrics needed for decision-making. Each of the local risk areas, which are independent from the local manager, complies with the corporative principles of liquidity risk control that are established by the Global Market Risk (GRM) unit, which is the global structural risks unit for the whole Group.

At the level of each entity, the managing areas request and propose a scheme of quantitative and qualitative limits and alerts that affect liquidity risk in the short and medium term. Once agreed with GRM, controls and limits are proposed to the Board of Directors through its delegate bodies, for approval at least once a year. The proposals submitted by GRM are adapted to the situation of the market according to the risk tolerance level aimed for by the Group.

The implementation of a new Liquidity and Finance Manual, which was approved in the last quarter of the year, has meant the extension of schemes limiting the internal financing of business units, the financial structure and financing concentration, as well as establishing alerts in qualitative liquidity indicators.

GRM carries out regular measurements of risk incurred and the monitoring of consumption of limits. It develops tools and adapts valuation models, carries out regular stress tests and reports to ALCO and the Group’s Management Committee on a monthly basis about liquidity levels. It also reports more often to the management areas themselves and to the GRM Management Committee. The frequency of communication and the amount of information under the current Contingency Plan is decided by the Liquidity Committee on the proposal of the Technical Liquidity Group (TLG). The TLG carries out the initial analysis of the Bank’s short or long-term liquidity situation. The TLG is made up of specialized staff from the Short-Term Cash Desk, Financial Management and the

Global Market Risk Unit (UCRAM-Structural Risk). If the alert levels suggest a deterioration of the relative situation, the TLG reports the matter to the Liquidity Committee, which is composed of the managers of the related areas. If required, the Liquidity Committee is responsible for calling the Financing Committee, which is made up of the President and COO, the Director of the Financial Area, the Director of the Risk Area, the Director of Global Business and the Director of Business of the country in question.

One of the most significant aspects that have had an effect on the monitoring and management of liquidity risk in 2010 has been the management and development of the sovereign risk crisis. In this sense, the role of the central banks has been decisive in calming markets during the Eurozone debt crisis and the ECB has been proactive in guaranteeing the liquidity conditions of the interbank markets. The BBVA Group has not needed to use the extraordinary measures established by the Spanish and European authorities to mitigate tension in bank financing.

On the regulatory side, the Basel Committee on Banking Supervision (Bank for International Settlements) has proposed a new liquidity regulatory scheme based on two ratios: the Liquidity Coverage Ratio (LCR), to enter into force in 2015; and the Net Stable Funding Ratio (NSFR), which will be implemented in 2018. The Group participated in the corresponding impact study (QIS) and has included the new regulatory challenges in its new general framework for action in the field of Liquidity and Finance.

7.4.  RISK CONCENTRATIONS

Below is presented a breakdown by geographical area, of the balances of certain headings of financial instruments in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

		Europe,
		Excluding		Latin
2010	Spain	Spain	USA	America	Rest	Total
	Millions of euros

RISKS ON-BALANCE
Financial assets held for trading	18,903	22,899	3,951	15,126	2,404	63,283
Debt securities	9,522	2,839	654	10,938	405	24,358
Equity instruments	3,041	888	148	861	322	5,260
Derivatives	6,340	19,172	3,149	3,327	1,677	33,665
Other financial assets designated at fair value through profit or loss	284	98	481	1,913	1	2,777
Debt securities	138	66	480	7	—	691
Equity instruments	146	32	1	1,906	1	2,086
Available-for-sale portfolio	25,230	7,689	7,581	14,449	1,234	56,183
Debt securities	20,725	7,470	6,903	14,317	1,187	50,602
Equity instruments	4,505	219	678	132	47	5,581
Loans and receivables	218,399	30,985	39,944	77,861	5,847	373,036
Loans and advances to credit institutions	6,786	7,846	864	7,090	1,018	23,604
Loans and advances to customers	210,102	23,139	38,649	70,497	4,822	347,209
Debt securities	1,511	—	431	274	7	2,223
Held-to-maturity investments	7,504	2,443	—	—	—	9,947
Hedging derivatives	234	2,922	131	281	35	3,603

Total	270,554	67,036	52,088	109,630	9,521	508,829

RISKS OFF-BALANCE
Financial guarantees	20,175	6,773	3,069	4,959	1,465	36,441
Contingent exposures	35,784	19,144	17,604	17,132	910	90,574

Total	55,959	25,917	20,673	22,091	2,375	127,015

		Europe,
		Excluding		Latin
2009	Spain	Spain	USA	America	Rest	Total
	Millions of euros

RISKS ON-BALANCE
Financial assets held for trading	22,893	25,583	3,076	15,941	2,240	69,733
Debt securities	14,487	7,434	652	11,803	296	34,672
Equity instruments	3,268	624	35	1,662	194	5,783
Derivatives	5,138	17,525	2,389	2,476	1,750	29,278
Other financial assets designated at fair value through profit or loss	330	73	436	1,498	—	2,337
Debt securities	157	42	435	5	—	639
Equity instruments	173	31	1	1,493	—	1,698
Available-for-sale portfolio	30,177	11,660	7,828	12,585	1,266	63,516
Debt securities	24,838	11,429	7,082	12,494	1,223	57,066
Equity instruments	5,339	231	746	91	43	6,450
Loans and receivables	206,097	34,613	40,469	66,395	6,167	353,741
Loans and advances to credit institutions	2,568	11,280	2,441	4,993	918	22,200
Loans and advances to customers	203,529	23,333	37,688	61,298	5,239	331,087
Debt securities	—	—	340	104	10	454
Held-to-maturity investments	2,625	2,812	—	—	—	5,437
Hedging derivatives	218	2,965	117	270	25	3,595

Total	262,340	77,706	51,926	96,689	9,698	498,359

RISKS OFF-BALANCE
Financial guarantees	15,739	7,826	3,330	4,601	1,689	33,185
Contingent exposures	37,804	24,119	15,990	13,164	1,246	92,323

Total	53,543	31,945	19,320	17,765	2,935	125,508

		Europe,
		Excluding
2008	Spain	Spain	USA	Latin America	Rest	Total
	Millions of euros

RISK ON-BALANCE
Financial assets held for trading	20,489	30,251	4,566	16,120	1,873	73,299
Debt securities	7,799	5,926	652	11,563	616	26,556
Equity instruments	2,332	1,376	80	1,071	938	5,797
Derivatives	10,358	22,949	3,834	3,486	319	40,946
Other financial assets designated at fair value through profit or loss	245	24	442	1,042	1	1,754
Debt securities	63	—	441	12	—	516
Equity instruments	182	24	1	1,030	1	1,238
Available-for-sale portfolio	15,233	10,460	9,633	8,449	2,999	46,774
Debt securities	11,811	9,970	8,889	8,368	924	39,962
Equity instruments	3,422	490	744	81	2,075	6,812
Loans and receivables	215,030	44,394	38,268	69,534	8,162	375,388
Loans and advances to credit institutions	6,556	15,848	2,479	7,466	1,330	33,679
Loans and advances to customers	208,474	28,546	35,498	61,978	6,826	341,322
Debt securities	—	—	291	90	6	387
Held-to-maturity investments	2,396	2,889	—	—	—	5,285
Hedging derivatives	439	2,789	270	309	26	3,833

Total	253,832	90,807	53,179	95,454	13,060	506,333

		Europe,
		Excluding
	Spain	Spain	USA	Latin America	Rest	Total
	Millions of euros

RISK OFF-BALANCE
Financial guarantees	16,843	8,969	3,456	4,721	1,963	35,952
Contingent exposures	45,039	22,366	16,194	13,559	1,739	98,897

Total	61,882	31,335	19,650	18,280	3,702	134,849

The breakdown of the main balances in foreign currencies of the accompanying consolidated balance sheets, with reference to the most significant foreign currencies, is set forth in Appendix IX.

7.5.	RESIDUAL MATURITY

Below is a breakdown by contractual maturity, of the balances of certain headings in the accompanying consolidated balance sheets, disregarding any valuation adjustments:

		Up to	1 to	3 to	1 to	Over
2010	Demand	1 Month	3 Months	12 Months	5 Years	5 Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	17,275	1,497	693	220	282	—	19,967
Loans and advances to credit institutions	2,471	10,590	1,988	1,658	4,568	2,329	23,604
Loans and advances to customers	16,543	33,397	21,127	49,004	85,800	141,338	347,209
Debt securities	497	3,471	12,423	8,123	35,036	28,271	87,821
Derivatives (trading and hedging)	—	636	1,515	3,503	13,748	17,827	37,229

LIABILITIES —
Deposits from central banks	50	5,102	3,130	2,704	—	1	10,987
Deposits from credit institutions	4,483	30,031	4,184	3,049	9,590	5,608	56,945
Deposits from customers	111,090	69,625	21,040	45,110	21,158	6,818	274,841
Debt certificates (including bonds)	96	5,243	10,964	7,159	42,907	15,843	82,212
Subordinated liabilities	—	537	3	248	2,732	13,251	16,771
Other financial liabilities	4,177	1,207	175	433	647	1,564	8,203
Short positions	—	651	—	10	—	3,385	4,046
Derivatives (trading and hedging)	—	826	1,473	3,682	12,813	16,037	34,831

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2009	Demand	Month	Months	Months	Years	Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	14,650	535	248	735	163	—	16,331
Loans and advances to credit institutions	3,119	8,484	1,549	1,914	4,508	2,626	22,200
Loans and advances to customers	4,313	31,155	19,939	40,816	94,686	140,178	331,087
Debt securities	1,053	4,764	15,611	10,495	37,267	29,080	98,270
Derivatives (trading and hedging)	—	637	2,072	3,863	13,693	12,608	32,873

LIABILITIES —
Deposits from central banks	213	4,807	3,783	12,293	—	—	21,096
Deposits from credit institutions	1,836	24,249	5,119	5,145	6,143	6,453	48,945
Deposits from customers	106,942	55,482	34,329	32,012	18,325	6,293	253,383
Debt certificates (including bonds)	—	10,226	16,453	15,458	40,435	14,614	97,186
Subordinated liabilities	—	500	689	2	1,529	14,585	17,305
Other financial liabilities	3,825	822	141	337	480	20	5,625
Short positions	—	448	—	16	—	3,366	3,830
Derivatives (trading and hedging)	—	735	1,669	3,802	13,585	10,517	30,308

		Up to 1	1 to 3	3 to 12	1 to 5	Over 5
2008	Demand	Month	Months	Months	Years	Years	Total
	Millions of euros

ASSETS —
Cash and balances with central banks	13,487	476	296	181	202	—	14,642
Loans and advances to credit institutions	6,198	16,216	1,621	2,221	4,109	3,314	33,679
Loans and advances to customers	13,905	36,049	23,973	45,320	91,030	131,045	341,322
Debt securities	716	1,701	12,230	9,483	24,640	23,934	72,704
Other assets	—	—	—	—	—	—	—
Derivatives (trading and hedging)	—	3,739	2,206	5,442	16,965	16,427	44,779

LIABILITIES —
Deposits from central banks	2,419	8,737	2,441	3,165	—	—	16,762
Deposits from credit institutions	4,906	22,412	4,090	5,975	6,581	5,609	49,573
Deposits from customers	101,141	68,804	27,025	35,176	16,440	5,137	253,723
Debt certificates (including bonds)	—	9,788	13,516	12,072	45,469	20,483	101,328
Subordinated liabilities	69	913	1	872	3,582	10,812	16,249
Other financial liabilities	5,000	1,152	385	203	1,371	342	8,453
Short positions	—	24	—	23	—	2,653	2,700
Derivatives (trading and hedging)	—	2,693	3,108	6,310	15,538	13,886	41,535

7.6.	RISK IN THE REAL ESTATE AND CONSTRUCTION SECTOR IN SPAIN

As of December 31, 2010, exposure to the construction sector and real estate activities in Spain stood at €31,708 million. Of that amount, risk from loans to the construction sector and real estate activities accounted for €16,608 million, representing 9% of loans and advances to customers of the balance of business in Spain (excluding Government and other government agencies) and 3% of the total assets of the Consolidated Group.

Lending for Real Estate Development according to the purpose of the loans as of December 31, 2010, is shown below:

Financing Allocated to		Drawn Over
Construction and Real Estate		the Guarantee	Provision
Development and its Coverage	Gross Amount	Value	Coverage
	Millions of euros

Loans recorded by the Group’s credit institutions (Business in Spain)	16,608	4,869	1,224
Of which: Impaired assets	3,543	1,355	893
Of which: Potencial problem assets	2,381	1,185	331
Memorandum item:
Total provision for currently non-impaired portfolio (Total business)	n/a	n/a	2,698
Write-offs	23	n/a	n/a

n/a: not applicable

Memorandum Item:
Consolidated Group Data (Carrying Amount)	2010
Millions of euros

Total loans and advances to customers, excluding the Public Sector (Business in Spain)	185,361
Total consolidated assets (total business)	552,738

Impaired assets and potencial problem assets rose to €3,543 million and €2,381 million, respectively, with a loan loss provision amounting to €1,224 million.

The drawn over the guarantee value shown in the tables above corresponds to the excess from the gross amount of each loan over the value of the real rights that, if applicable, were received as security, calculated according to Appendix IX of Circular 4.2004 of the Bank of Spain. This means that additional regulatory corrective factors ranging from 30% to 50%, based on the type of asset, have been applied to the updated appraisal values. For the total portfolio, this amount rose to €4,869 mill and to €1,355 million and €1,185 million for the non-performing and substandard loan portfolio, respectively. The updated appraisal values, without the application of said corrective factors, rose to €25,327 million, which broadly covers the amount of the debt.

Of the €3,543 million in impaired assets, €1,138 million (32%) correspond to loans whose payments are up-to-date and whose placing in arrears has been anticipated in the framework of the policy of prudence.

The following is a description of the real estate credit risk based on the types of associated guarantees:

Credit: Gross amount (Business in Spain)	2010
Millions of euros

Without secured loan	1,259
With secured loan	15,249
Terminated buildings	7,403
Homes	7,018
Other	385
Buildings under construction	3,531
Homes	3,320
Other	211
Land	4,315
Urbanized land	2,922
Rest of land	1,393
Rest	100

Total	16,608

A total of 66% of loans to developers are guaranteed with buildings (62% are homes, 89% of which are first homes or public housing), and only 26% in land, of which 68% is urbanized).

The information on the retail mortgage portfolio risk as of December 31, 2010 is as follows:

Housing-Acquisition Loans to Households
(Business in Spain)	2010
Millions of euros

Without secured loan (gross amount)	—
of which: Impaired	—
With secured loan (gross amount)	80,027
of which: Impaired	2,324

Total	80,027

Information on the loan to value (LTV: ratio resulting from dividing the risk as of that date over the amount of the last available appraisal) of the retail mortgage portfolio risk shown above is as follows:

LTV Breakdown		Over 50%	Over 80%
of Secured Loans to		but Less	but Less
Households for the	Less Than	than or	than or
Purchase of a Home	or Equal to	Equal to	Equal to
(Business in Spain)	50%	80%	100%	Over 100%
	Millions of euros

Gross amount	20,109	44,362	14,399	1,157
of which: Impaired	413	806	903	202

Secured loans to households for the purchase of a home as of December 31, 2010 have an average LTV of 51%.

The breakdown of foreclosed, acquired, purchased or exchanged assets from debt from loans relating to business in Spain, as well as the holdings and financing to non-consolidated companies holding such assets is as follows:

Foreclosed Assets to the Consolidated	Carrying	Of which:
Group Entities (Business in Spain)	Amount	Coverage
	Millions of euros

Real estate assets from loans to the construction and real estate development sectors in Spain	2,214	1,045
Terminated buildings	598	202
Homes	341	110
Other	257	92
Buildings under construction	124	74
Homes	115	71
Other	9	3
Land	1,492	769
Urbanized land	724	392
Rest of land	768	377
Rest of real estate assets from mortgage financing for households for the purchase of a home	682	193
Rest of foreclosed real estate assets	127	77
Equity instruments, investments and financing to non-consolidated companies holding said assets	168	287

The net carrying amount of said assets rose to €3,191 million with specific recognized provisions amounting to €1,602 million, for a total coverage of 33%. Likewise, the net carrying amount of the real estate assets rose to €3,023 million with a provision amounting to €1,315 million, which implies a coverage of 30.3%.

8.	FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial asset or a liability on a given date is the amount for which it could be exchanged or settled, respectively, between two knowledgeable, willing parties in an arm’s length transaction in market conditions. The most objective and common reference for the fair value of a financial asset or a liability is the price that would be paid for it on an organized, transparent and deep market (“quoted price” or “market price”).

If there is no market price for a given financial asset or liability, its fair value is estimated on the basis of the price established in recent transactions involving similar instruments and, in the absence thereof, by using mathematical measurement models sufficiently tried and trusted by the international financial community. The estimates used in such models take into consideration the specific features of the asset or liability to be measured and, in particular, the various types of risk associated with the asset or liability. However, the limitations inherent in the measurement models developed and the possible inaccuracies of the assumptions required by these models may mean that the fair value of an asset or liability that is estimated does not coincide exactly with the price for which the asset or liability could be exchanged or settled on the date of its measurement.

Determining the fair value of financial instruments

Below is a comparison of the carrying amount of the Group’s financial assets and liabilities in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, and their respective fair values:

		2010		2009		2008
		Carrying	Fair	Carrying	Fair	Carrying	Fair
Fair Value and Carrying Amount	Notes	Amount	Value	Amount	Value	Amount	Value
				Millions of euros

ASSETS —
Cash and balances with central banks	9	19,981	19,981	16,344	16,344	14,659	14,659
Financial assets held for trading	10	63,283	63,283	69,733	69,733	73,299	73,299
Other financial assets designated at fair value through profit or loss	11	2,774	2,774	2,337	2,337	1,754	1,754
Available-for-sale financial assets	12	56,456	56,456	63,521	63,521	47,780	47,780
Loans and receivables	13	364,707	371,359	346,117	354,933	369,494	381,845
Held-to-maturity investments	14	9,946	9,189	5,437	5,493	5,282	5,221
Fair value changes of the hedges items in portfolio hedges of interes rate risk	15	40	40	—	—	—	—
Hedging derivatives	15	3,563	3,563	3,595	3,595	3,833	3,833

LIABILITIES —
Financial assets held for trading	10	37,212	37,212	32,830	32,830	43,009	43,009
Other financial liabilities designated at fair value through profit or loss	11	1,607	1,607	1,367	1,367	1,033	1,033
Financial liabilities at amortized cost	23	453,164	453,504	447,936	448,537	450,605	447,722
Fair value changes of the hedged items in portfolio hedges of interest rate risk	15	(2)	(2)	—	—	—	—

For financial instruments whose carrying amount is different from its fair value, fair value was calculated in the following manner:

•	The fair value of “Cash and balances with central banks”, which are short term by their very nature, is equivalent to their carrying amount.

•	The fair value of “Held-to-maturity investments” is equivalent to their quoted price in active markets.

•	The fair values of “Loans and receivables” and “Financial liabilities at amortized cost” were estimated by discounting estimated cash flows using the market interest rates prevailing at each year-end. The “Fair value changes of the hedged items in portfolio hedges of interest rate risk” item registers the difference between the carrying amount of the hedged deposits lent, registered under “Loans and Receivables,” and the fair value calculated using internal models and observable variables of market data (see Note 15).

For financial instruments whose carrying amount corresponds to their fair value, the measurement processes used are set forth below:

•	Level 1: Measurement using market observable quoted prices for the financial instrument in question, secured from independent sources and linked to active markets. This level includes listed debt securities, listed equity instruments, some derivatives and mutual funds.

•	Level 2: Measurement using valuation techniques the inputs for which are drawn from market observable data.

•	Level 3: Measurement using valuation techniques, where some of the inputs are not taken from market observable data. Model selection and validation is undertaken at the independent business units. As of December 31, 2010, Level 3 financial instruments accounted for 0.28% of financial assets and 0.01% of financial liabilities.

Model selection and validation is undertaken by control areas outside the business units.

The following table shows the main financial instruments carried at fair value in the accompanying consolidated balance sheets, broken down by the valuation technique level used to determine fair value:

		2010			2009			2008
Fair Value by Levels	Notes	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	Millions of euros

ASSETS —
Financial assets held for trading	10	28,914	33,568	802	39,608	29,236	889	29,096	43,257	946
Debt securities		22,930	921	508	33,043	1,157	471	22,227	4,015	314
Equity instruments		5,034	92	134	5,504	94	185	5,348	89	360
Trading derivatives		950	32,555	160	1,060	27,985	233	1,521	39,153	272
Other financial assets designated at fair value through profit or loss	11	2,326	448	—	1,960	377	—	923	831	—
Debt securities		624	64	—	584	54	—	515	1	—
Equity instruments		1,702	384	—	1,376	323	—	408	830	—
Available-for-sale financial assets	12	41,500	13,789	668	49,747	12,367	818	24,640	19,679	2,905
Debt securities		37,024	13,352	499	44,387	12,146	538	19,274	19,384	1,173
Equity instruments		4,476	437	169	5,360	221	280	5,366	295	1,732
Hedging derivatives	15	265	3,298	—	302	3,293	—	444	3,386	2

LIABILITIES —
Financial liabilities held for trading	10	4,961	32,225	25	4,936	27,797	96	4,517	38,408	84
Trading derivatives		916	32,225	25	1,107	27,797	96	1,817	38,408	84
Short positions		4,046	—	—	3,830	—	—	2,700	—	—
Other financial liabilities designated at fair value through profit or loss	11	—	1,607	—	—	1,367	—	—	1,033	—
Hedging derivatives	15	96	1,568	—	319	989	—	564	662	—

The heading “Available-for-sale-financial assets” in the accompanying consolidated balance sheet as of December 31, 2010, 2009 and 2008, additionally includes €499 million, €589 million and €556 million, respectively, accounted for at cost as indicated in the Section “Financial instruments at cost”.

The following table sets forth the main valuation techniques, hypotheses and inputs used in the estimation of fair value of the financial assets classified under in level 2 and 3 as of December 31, 2010, based on the type of financial instrument as of December 31, 2010:

(1)	Credit spread: The spread between the interest rate of a risk-free asset (e.g. Treasury securities) and the interest rate of any other security that is identical in every respect except for quality rating. Spreads are considered as Level 3 inputs when referring to illiquid issues. Based on spreads of similar entities.

(2)	Correlation decay: The constant rate of decay that allows us to calculate how the correlation evolves between the different pairs of forward rates.

(3)	Vol-of-Vol: Volatility of implicit volatility. This is a statistical measure of the changes of the spot volatility.

(4)	Reversion Factor: The speed with which volatility reverts to its natural value.

(5)	Volatility- Spot Correlation: A statistical measure of the linear relationship (correlation) between the spot price of a security and its volatility.

The changes in 2010 and 2009 in the balance of Level 3 financial assets and liabilities were as follows:

	2010		2009
Financial Assets Level 3 Changes in the Period	Assets	Liabilities	Assets	Liabilities
	Millions of euros

Balance at the beginning	1,707	96	3,853	84
Valuation adjustments recognized in the income statement(*)	(123)	12	(146)	6
Valuation adjustments not recognized in the income statement	(18)	—	33	—
Acquisitions, disposals and liquidations	(334)	(100)	(634)	(1)
Net transfers to Level 3	236	—	(1,375)	7
Exchange differences	1	17	(24)	—

Balance at the end	1,469	25	1,707	96

(*)	Profit or loss that are attributable to gains or losses relating to those assets and liabilities held at the end of the reporting period

In 2010 the balance Level 3 financial assets did not register any significant changes. Net transfers to Level 3 correspond to debt instruments of credit institutions whose inputs used in the valuation are no longer observable. This increase is compensated by sales, settlements and valuations of equity instruments.

The financial assets transferred between the different levels of valuation during 2010 were at the following amounts in the consolidated balance sheets as of December 31, 2010:

	From:	Level I		Level 2		Level 3
Transfer Between Levels	To:	Level 2	Level 3	Level 1	Level 3	Level 1	Level2
	Millions of euros

ASSETS —
Financial assets held for trading		107	—	4	118	—	55
Available-for-sale financial assets		263	4	3	209	—	53
Hedging derivatives		—	—	—	—	—	—

LIABILITIES —		—	—	—	—	—

As of December 31, 2010, the potential effect in the consolidated income and consolidated equity on the valuation of Level 3 financial instruments of a change in the main assumptions if other reasonable models, more or less favorable, were used, taking the highest or lowest value of the range deemed probable, would have the following effect:

	Potential Impact on Consolidated
	Income Statement		Potential Impact on Total Equity
	Most Favorable	Least Favorable	Most Favorable	Least Favorable
Financial Assets Level 3 Sensitivity Analysis	Hypotheses	Hypotheses	Hypotheses	Hypotheses
	Millions of euros

ASSETS —
Financial assets held for trading	43	(90)	—	—
Available-for-sale financial assets	—	—	13	(4)
LIABILITIES —
Financial liabilities held for trading	3	(3)	—	—

Total	46	(93)	13	(4)

Loans and financial liabilities at fair value through profit or loss

As of December 31, 2010, 2009 and 2008, there were no loans or financial liabilities at fair value other than those recognized in the headings “Other financial assets designated at fair value through profit and loss” and “Other financial liabilities designated at fair value through profit and loss” in the accompanying consolidated balance sheets.

Financial instruments at cost

The Group had equity instruments, derivatives with equity instruments as underlyings and certain discretionary profit sharing arrangements that were recognized at cost in Group’s consolidated balance sheet, as their fair value could not be reliably determined. As of December 31, 2010, 2009 and 2008, the balance of these financial instruments amounted to €499 million, €589 million and €556 million, respectively. These instruments are currently in the available-for-sale financial assets portfolio.

The fair value of these instruments could not be reliably estimated because it corresponds to shares in companies not quoted on organized exchanges, and any valuation technique that could be used would contain significant unobservable inputs.

The table below outlines the financial assets and liabilities carried at cost that were sold in 2010, 2009 and 2008:

Sales of Financial Instruments at Cost	2010	2009	2008
	Millions of euros

Amount of Sale	51	73	219
Carrying Amount at Sale Date	36	64	147

Gains/Losses	15	9	72

9.	CASH AND BALANCES WITH CENTRAL BANKS

The breakdown of the balance of the headings “Cash and balances with central banks” and “Financial liabilities at amortized cost — Deposits from central banks” in the accompanying consolidated balance sheets was as follows:

Cash and Balances with Central Banks	2010	2009	2008
	Millions of euros

Cash	4,284	4,218	3,915
Balances at the Central Banks	15,683	12,113	10,727
Accrued interests	14	13	17

Total	19,981	16,344	14,659

Deposits from Central Banks	2010	2009	2008
	Millions of euros

Deposits from Central Banks	10,987	21,096	16,762
Accrued interest until expiration	23	70	82

Total	11,010	21,166	16,844

10.	FINANCIAL ASSETS AND LIABILITES HELD FOR TRADING

10.1.	BREAKDOWN OF THE BALANCE

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Financial Assets and Liabilities Held-for-Trading	2010	2009	2008
	Millions of euros

ASSETS —
Debt securities	24,358	34,672	26,556
Equity instruments	5,260	5,783	5,797
Trading derivatives	33,665	29,278	40,946

Total	63,283	69,733	73,299

LIABILITIES —
Trading derivatives	33,166	29,000	40,309
Short positions	4,046	3,830	2,700

Total	37,212	32,830	43,009

10.2.	DEBT SECURITIES

The breakdown by type of instrument of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Debt Securities Held-for-Trading Breakdown by type of instrument	2010	2009	2008
	Millions of euros

Issued by Central Banks	699	326	378
Spanish government bonds	7,954	13,463	6,453
Foreign government bonds	11,744	17,500	13,947
Issued by Spanish financial institutions	722	431	578
Issued by foreign financial institutions	1,552	954	2,247
Other debt securities	1,687	1,998	2,953

Total	24,358	34,672	26,556

10.3.  EQUITY INSTRUMENTS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Equity Instruments Held-for-Trading Breakdown by Issuer	2010	2009	2008
	Millions of euros

Shares of Spanish companies
Credit institutions	304	666	444
Other sectors	2,738	2,602	1,888

Subtotal	3,042	3,268	2,332

Shares of foreign companies
Credit institutions	167	156	205
Other sectors	2,051	2,359	3,260

Subtotal	2,218	2,515	3,465

Total	5,260	5,783	5,797

10.4.	TRADING DERIVATIVES

The trading derivatives portfolio arises from the Group’s need to manage the risks incurred by it in the course of its normal business activity, mostly for the positions held with customers. As of December 31, 2010, 2009 and 2008, trading derivatives were principally contracted in non-organized markets, with non-resident credit entities as the main counterparties, and related to foreign exchange and interest rate risk and shares.

Below is a breakdown by transaction type and market, of the fair value of outstanding financial trading derivatives recognized in the accompanying consolidated balance sheets and held by the main companies in the Group, divided into organized and non-organized (Over The Counter-“OTC”) markets:

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2010	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets
Financial futures	—	2	6	—	—	—	—	8
Options	(3)	—	(348)	(11)	(7)	—	—	(369)
Other products	—	—	—	—	—	—	—	—

Subtotal	(3)	2	(342)	(11)	(7)	—	—	(361)

OTC markets
Credit institutions
Forward transactions	(96)	—	—	—	—	—	—	(96)
Future rate agreements (FRAs)	—	15	—	—	—	—	—	15
Swaps	(541)	(1,534)	(4)	2	28	—	—	(2,049)
Options	(97)	(786)	45	—	—	—	1	(837)
Other products	(1)	11	—	—	—	(175)	—	(165)

Subtotal	(735)	(2,294)	41	2	28	(175)	1	(3,132)

Other financial institutions Forward transactions	54	—	—	—	—	—	—	54
Future rate agreements (FRAs)	—	4	—	—	—	—	—	4
Swaps	—	1,174	31	—	(5)	—	—	1,200
Options	(12)	(56)	(144)	—	—	—	—	(212)
Other products	—	—	—	—	—	319	—	319

Subtotal	42	1,122	(113)	—	(5)	319	—	1,365

Other sectors
Forward transactions	385	—	—	—	—	—	—	385
Future rate agreements (FRAs)	—	22	—	—	—	—	—	22
Swaps	18	1,628	145	—	(15)	—	—	1,776
Options	(41)	81	395	—	—	—	—	435
Other products	—	14	—	—	—	(5)	—	9

Subtotal	362	1,745	540	—	(15)	(5)	—	2,627

Subtotal	(331)	573	468	2	8	139	1	860

Total	(334)	575	126	(9)	1	139	1	499

of which: Asset Trading Derivatives	6,007	22,978	3,343	14	186	1,125	12	33,665

of which: Liability Trading Derivatives	(6,341)	(22,404)	(3,216)	(23)	(185)	(986)	(11)	(33,166)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2009	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets	—	—	—	—	—	—	—	—
Financial futures	—	2	7	—	—	—	—	9
Options	—	—	(143)	—	—	—	—	(143)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	2	(136)	—	—	—	—	(134)

OTC markets
Credit institutions
Forward transactions	251	—	—	—	—	—	—	251
Future rate agreements (FRAs)	—	30	—	—	—	—	—	30
Swaps	(568)	(1,559)	(126)	2	18	—	—	(2,233)
Options	(3)	(243)	(536)	—	(6)	—	3	(785)
Other products	—	—	—	—	—	(66)	—	(66)

Subtotal	(320)	(1,772)	(662)	2	12	(66)	3	(2,803)

Other financial institutions
Forward transactions	28	—	—	—	—	—	—	28
Future rate agreements (FRAs)	—	(2)	—	—	—	—	—	(2)
Swaps	—	932	29	—	1	—	—	962
Options	(1)	(55)	(341)	—	—	—	—	(397)
Other products	—	—	—	—	—	345	—	345

Subtotal	27	875	(312)	—	1	345	—	936

Other sectors
Forward transactions	351	—	—	—	—	—	—	351
Future rate agreements (FRAs)	—	(1)	—	—	—	—	—	(1)
Swaps	7	1,383	44	—	(9)	—	—	1,425
Options	45	155	336	—	3	—	1	540
Other products	—	18	(3)	—	—	(51)	—	(36)

Subtotal	403	1,555	377	—	(6)	(51)	1	2,279

Subtotal	110	658	(597)	2	7	228	4	412

Total	110	660	(733)	2	7	228	4	278

of which: Asset Trading Derivatives	5,953	19,398	2,836	2	59	1,018	12	29,278

of which: Liability Trading Derivatives	(5,843)	(18,738)	(3,569)	—	(52)	(790)	(8)	(29,000)

Outstanding Financial Trading Derivatives. Breakdown by Markets and Transaction Types

			Equity	Precious
	Currency	Interest	Price	Metals	Commodities	Credit	Other
2008	Risk	Rate Risk	Risk	Risk	Risk	Risk	Risks	Total
	Millions of euros

Organized markets
Financial futures	—	—	4	—	—	—	—	4
Options	—	5	(232)	—	—	2	—	(225)
Other products	—	—	—	—	—	—	—	—

Subtotal	—	5	(228)	—	—	2	—	(221)

OTC markets
Credit institutions
Forward transactions	(978)	—	—	—	—	—	—	(978)
Future rate agreements (FRAs)	—	68	—	—	—	—	—	68
Swaps	(672)	(1,580)	154	—	15	(196)	—	(2,279)
Options	(26)	(140)	(319)	—	—	—	—	(485)
Other products	—	—	—	—	—	—	—	—

Subtotal	(1,676)	(1,652)	(165)	—	15	(196)	—	(3,674)

Other financial institutions
Forward transactions	(110)	—	—	—	—	—	—	(110)
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	—	1,278	24	—	12	580	—	1,894
Options	(2)	57	(175)	—	15	—	—	(105)
Other products	—	—	—	—	—	—	—	—

Subtotal	(112)	1,335	(151)	—	27	580	—	1,679

Other sectors
Forward transactions	378	—	—	—	—	—	—	378
Future rate agreements (FRAs)	—	—	—	—	—	—	—	—
Swaps	10	1,482	49	—	63	(90)	—	1,514
Options	(91)	119	962	—	(12)	—	—	978
Other products	—	4	(21)	—	—	—	—	(17)

Subtotal	297	1,605	990	—	51	(90)	—	2,853

Subtotal	(1,491)	1,288	674	—	93	294	—	858

Total	(1,491)	1,293	446	—	93	296	—	637

of which: Asset Trading Derivatives	10,940	22,574	5,082	—	174	2,174	2	40,946

of which: Liability Trading Derivatives	(12,431)	(21,281)	(4,636)	—	(81)	(1,878)	(2)	(40,309)

11.	OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The breakdown of the balances of these headings in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 was as follows:

Other Financial Assets Designated at Fair Value through Profit or
Loss. Breakdown by Type of Instruments	2010	2009	2008
	Millions of euros

Assets —
Debt securities	688	639	516
Unit-linked products	103	95	516
Other securities	585	544	—
Equity instruments	2,086	1,698	1,238
Unit-linked products	1,467	1,242	921
Other securities	619	456	317

Total	2,774	2,337	1,754

Liabilities —
Other financial liabilities	1,607	1,367	1,033
Unit-linked products	1,607	1,367	1,033

Total	1,607	1,367	1,033

12.	AVAILABLE FOR SALE FINANCIAL ASSETS

12.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the financial instruments, was as follows:

Available-for-Sale Financial Assets	2010	2009	2008
	Millions of euros

Debt securities	50,875	57,071	39,831
Equity instruments	5,581	6,450	7,949

Total	56,456	63,521	47,780

12.2.  DEBT SECURITIES

The detail of the balance of the heading “Debt securities” as of December 31, 2010, 2009 and 2008, broken down by the nature of the financial instruments, was as follows:

Debt Securities Available-for-Sale by Type of Financial Instrument

2010	Unrealized Gains	Unrealized Losses	Fair Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	58	(1,264)	15,337
Other debt securities	49	(206)	5,229
Issue by Central Banks	—	—	—
Issue by credit institutions	24	(156)	4,090
Issue by other issuers	25	(50)	1,139

Subtotal	107	(1,470)	20,566

Foreign Debt Securities
Mexico	470	(17)	10,106
Mexican Government and other government agency debt securities	441	(14)	9,417
Other debt securities	29	(3)	689
Issue by Central Banks	—	—	—
Issue by credit institutions	28	(2)	579
Issue by other issuers	1	(1)	110
The United States	216	(234)	6,832
Government securities	13	(9)	771
US Treasury and other US Government agencies	6	(8)	578
States and political subdivisions	7	(1)	193
Other debt securities	203	(225)	6,061
Issue by Central Banks	—	—	—
Issue by credit institutions	83	(191)	2,873
Issue by other issuers	120	(34)	3,188
Other countries	394	(629)	12,930
Other foreign governments and other government agency debt securities	169	(371)	6,100
Other debt securities	225	(258)	6,830
Issue by Central Banks	1	—	945
Issue by credit institutions	177	(188)	4,420
Issue by other issuers	47	(70)	1,465

Subtotal	1,080	(880)	30,309

Total	1,187	(2,350)	50,875

The decrease in the balance of the heading “Financial assets held for trading — Debt securities” in 2010 is due, primarily, to the sale of securities and the changes in the valuations of these portfolios.

Debt Securities. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2009	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	309	(70)	18,551
Other debt securities	178	(125)	6,318

Subtotal	487	(195)	24,869

Foreign Debt Securities
The United States	174	(173)	6,805
Government securities	11	(2)	637
US Treasury and other US Government agencies	4	(2)	416
States and political subdivisions	7	—	221
Other debt securities	163	(171)	6,168
Other countries	893	(560)	25,397
Other foreign governments and other government agency debt securities	697	(392)	17,363
Other debt securities	196	(168)	8,034

Subtotal	1,067	(733)	32,202

Total	1,554	(928)	57,071

Debt Securities. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	138	—	6,371
Other debt securities	91	(62)	5,539

Subtotal	229	(62)	11,910

Foreign Debt Securities
The United States	155	(286)	10,442
Government securities	15	(1)	840
US Treasury and other US Government agencies	—	—	444
States and political subdivisions	15	(1)	396
Other debt securities	140	(285)	9,602
Other countries	431	(488)	17,478
Other foreign governments and other government agency debt securities	261	(232)	9,653
Other debt securities	170	(256)	7,825

Subtotal	586	(774)	27,920

Total	815	(836)	39,830

As of December 31, 2010, the credit ratings of the issuers of debt securities in the available-for-sale portfolio were as follows:

Available-for-Sale Financial Assets Debt Secutities by Rating	Fair Value	%
	Millions of euros

AAA	11,638	22.9%
AA+	12,210	24.0%
AA	5,022	9.9%
AA-	2,523	5.0%
A+	1,651	3.2%
A	8,661	17.0%
A−	574	1.1%
With rating BBB+ or below	3,761	7.4%
Without rating	4,835	9.5%

Total	50,875	100.0%

12.3.  EQUITY INSTRUMENTS

The breakdown of the balance of the heading “Equity instruments”, broken down by the nature of the financial instruments as of December 31, 2010, 2009 and 2008 was as follows:

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2010	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,212	(7)	4,583
Credit institutions	—	—	3
Other entities	1,212	(7)	4,580
Listed foreign company shares	8	(25)	253
United States	1	—	13
Other countries	7	(25)	240

Subtotal	1,220	(32)	4,836

Unlisted equity instruments
Unlisted Spanish company shares	—	—	25
Credit institutions	—	—	1
Other entities	—	—	24
Unlisted foreign companies shares	63	—	720
United States	55	—	649
Other countries	8	—	71

Subtotal	63	—	745

Total	1,283	(32)	5,581

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2009	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,738	(12)	5,383
Credit institutions	—	—	—
Other entities	1,738	(12)	5,383
Listed foreign company shares	12	(28)	250
United States	—	(8)	8
Other countries	12	(20)	242

Subtotal	1,750	(40)	5,633

Unlisted equity instruments
Unlisted Spanish company shares	—	—	26
Credit institutions	—	—	1
Other entities	—	—	25
Unlisted foreign companies shares	109	—	791
United States	104	—	729
Other countries	5	—	62

Subtotal	109	—	817

Total	1,859	(40)	6,450

Equity Instruments. Available-for-Sale by Type of Financial Instrument

	Unrealized	Unrealized	Fair
2008	Gains	Losses	Value
	Millions of euros

Equity instruments listed
Listed Spanish company shares	1,189	(95)	4,639
Credit institutions	—	(9)	22
Other entities	1,189	(86)	4,617
Listed foreign company shares	1	(141)	2,443
United States	—	(11)	28
Other countries	1	(130)	2,416

Subtotal	1,190	(236)	7,082

Unlisted equity instruments
Unlisted Spanish company shares	—	(1)	36
Credit institutions	—	—	1
Other entities	—	(1)	35
Unlisted foreign companies shares	7	—	831
United States	—	—	626
Other countries	7	—	205

Subtotal	7	(1)	867

Total	1,197	(237)	7,949

12.4.	GAINS/LOSSES

The changes in the gains/losses, net of taxes, recognized under the equity heading “Valuation adjustments — Available-for-sale financial assets” for the year ended December 31, 2010, 2009 and 2008 was as follows:

Changes in Valuation Adjustments — Available-for-Sale Financial Assets	2010	2009	2008
	Millions of euros

Balance at the beginning	1,951	931	3,546
Valuation gains and losses	(1,952)	1,520	(2,065)
Income tax	540	(483)	1,172
Amounts transferred to income	(206)	(18)	(1,722)

Balance at the end	333	1,951	931

Of which:
Debt securities	(746)	456	(116)
Equity instruments	1,079	1,495	1,047

The losses recognized under the heading “Valuation adjustments — Available for sale financial assets” in the consolidated income statement as of December 31, 2010, correspond mainly to Spanish government debt securities.

Some 13.7% of the losses recognized under the heading “Valuation adjustments — Available-for-sale financial assets” of the debt securities were generated over more than twelve months. However, as no impairment has been estimated following an analysis of these unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the debt securities.

The losses recognized under the heading “Impairment losses on financial assets (net) — Available for sale assets” in the income statement year ended December 31, 2010 amounted to €155 million (€277 million and €145 million for the year ended December 31, 2009 and 2008, respectively) (see Note 49).

13.	LOANS AND RECEIVABLES

13.1.	BREAKDOWN OF THE BALANCE

The detail of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, based on the nature of the financial instrument, is as follows:

Loans and Receivables	2010	2009	2008
	Millions of euros

Loans and advances to credit institutions	23,637	22,239	33,856
Loans and advances to customers	338,857	323,442	335,260
Debt securities	2,213	436	378

Total	364,707	346,117	369,494

The increase in 2010 of the “Debt securities” item in the above table is mainly due to the reclassification of some debt instruments issued by governments and registered under the heading “Available-for-sale financial assets” in 2009.

13.2.	LOANS AND ADVANCES TO CREDIT INSTITUTIONS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the related financial instrument, is as follows:

Loans and Advances to Credit Institutions	2010	2009	2008
	Millions of euros

Reciprocal accounts	168	226	390
Deposits with agreed maturity	7,307	8,301	8,005
Demand deposits	2,008	2,091	6,433
Other accounts	6,299	6,125	9,250
Reverse repurchase agreements	7,822	5,457	9,601

Total gross	23,604	22,200	33,679

Valuation adjustments	33	39	177
Impairment losses	(67)	(68)	(74)
Accrued interests and fees	101	110	223
Hedging derivatives and others	(1)	(3)	28

Total	23,637	22,239	33,856

13.3.	LOANS AND ADVANCES TO CUSTOMERS

The detail of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008, broken down by the nature of the related financial instrument, is as follows:

Loans and Advances to Customers	2010	2009	2008
	Millions of euros

Financial paper	1,982	602	587
Commercial credit	21,229	24,031	29,215
Secured loans	150,782	148,874	145,522
Credit accounts	23,705	19,683	21,593
Other loans	101,999	98,238	111,597
Reverse repurchase agreements	4,764	987	1,658
Receivable on demand and other	19,246	15,253	13,372
Finance leases	8,141	8,222	9,341
Impaired assets	15,361	15,197	8,437
Total gross	347,210	331,087	341,322
Valuation adjustments	(8,353)	(7,645)	(6,062)
Impairment losses	(9,396)	(8,720)	(7,431)
Accrued interests and fees	195	320	719
Hedging derivatives and others	848	755	650

Total net	338,857	323,442	335,260

Of all the “Loans and advances to customers” as of December 31, 2010, 23.1% were concluded with fixed-interest conditions and 76.9% were variable interest.

The Group, via several of its banks, provides its customers with financing to purchase assets, including movable and immovable property, in the form of the finance lease arrangements recognized under this heading. The breakdown of these finance leases as of December 31, 2010, 2009 and 2008 was as follows:

Financial Lease Arrangements	2010	2009	2008
	Millions of euros

Movable property	4,748	4,963	6,158
Real Estate	3,393	3,259	3,271
Fixed rate	42%	38%	33%
Floating rate	58%	62%	67%

As of December 31, 2010, non-accrued financial income from finance leases granted to customers amounted to €132 million. The unguaranteed residual value of these contracts amounted to €435 million. Impairment losses determined collectively on finance lease arrangements amounted to €12 million.

The heading “Loans and receivables — Loans and advances to customers” in the accompanying consolidated balance sheets includes mortgage loans that, as mentioned in Note 35, are considered a suitable guarantee for the issue of long-term mortgage covered bonds (Note 23.4), pursuant to the Mortgage Market Act.

The heading “Loans and receivables — Loans and advances to customers” heading of the accompanying consolidated balance sheets includes securitized loans that have not been derecognized as mentioned in Note 2.2.2. The amounts recognized in the accompanying consolidated balance sheets corresponding to these securitized loans as of December 31, 2010, 2009 and 2008 are set forth below:

Securitized Loans	2010	2009	2008
	Millions of euros

Securitized mortgage assets	31,884	33,786	34,032
Other securitized assets	10,563	10,597	10,341
Commercial and industrial loans	6,263	4,356	2,634
Finance leases	771	1,380	2,238
Loans to individuals	3,403	4,536	5,124
Rest	126	325	345

Total	42,447	44,383	44,373

Of which:
Liabilities associated to assets retained on the balance sheet(*)	8,846	9,012	14,948

(*)	These liabilities are recognized under “Financial liabilities at amortized cost — Debt securities” in the accompanying consolidated balance sheets (Note 23).

Some other securitized loans have been derecognized where substantially all attendant risks or benefits were effectively transferred. As of December 31, 2010, 2009 and 2008, the outstanding balances of derecognized securitized loans were as follows:

Derecognized Securitized Loans	2010	2009	2008
	Millions of euros

Securitized mortgage assets	24	116	132
Other securitized assets	176	276	413

Total	200	392	545

14.	HELD-TO-MATURITY INVESTMENTS

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2010	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	6,611	2	(671)	5,942
Other domestic debt securities	892	—	(63)	829
Issue by credit institutions	290	—	(13)	277
Issue by other issuers	602	—	(50)	552

Subtotal	7,503	2	(734)	6,771

Foreign Debt Securities
Other foreign governments and other government agency debt securities not issued by the governments of the countries where they operate	2,181	10	(20)	2,171
Issue by credit institutions	262	6	(21)	247

Subtotal	2,443	16	(41)	2,418

Total	9,946	18	(775)	9,189

The net increase in the balance in 2010 is due primarily to the acquisition of debt securities from the Spanish government.

The foreign securities by the Group as of December 31, 2010, 2009 and 2008 in the held-to-maturity portfolio correspond to European issuers.

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2009	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	1,674	21	(13)	1,682
Other domestic debt securities	952	8	(18)	942

Subtotal	2,626	29	(31)	2,624

Foreign Debt Securities
Government and other government agency debt securities	2,399	64	(7)	2,456
Other debt securities	412	7	(6)	413

Subtotal	2,811	71	(13)	2,869

Total	5,437	100	(44)	5,493

Held-to-Maturity Investments. Breakdown by Type of Financial Instrument

	Amortized	Unrealized	Unrealized	Fair
2008	Cost	Gains	Losses	Value
	Millions of euros

Domestic Debt Securities
Spanish Government and other government agency debt securities	1,412	7	(7)	1,412
Other domestic debt securities	980	—	(53)	927

Subtotal	2,392	7	(60)	2,339

Foreign Debt Securities
Government and other government agency debt securities	2,432	22	(17)	2,437
Other debt securities	458	3	(16)	445

Subtotal	2,890	25	(33)	2,882

Total	5,282	32	(93)	5,221

As of December 31, 2010, the distribution to the credit ratings of the issuers of debt securities of the held-to-maturity investments was as follows:

Held to Maturuty Investments
Debt Secutities by Rating	Carrying Amount	%
	Millions of euros

AAA	1,908	19.2%
AA+	6,703	67.4%
AA−	1,222	12.3%
With rating A+ or below	113	1.1%

Total	9,946	100.0%

Following an analysis of the unrealized losses, it can be concluded that they are temporary, because: the interest payment periods of all the fixed-income securities have been satisfied; and because there is no evidence that the issuer will not continue to comply with payment obligations, nor that future payments of both principal and interests will not be sufficient to recover the cost of the securities.

The following is a summary of the gross changes in 2010, 2009 and 2008 in this heading in the accompanying consolidated balance sheets, not including impairment losses:

Held-to-Maturity Investments Changes on the Period	2010	2009	2008
	Millions of euros

Balance at the beginning	5,438	5,285	5,589
Acquisitions	4,969	426	—
Redemptions and others	(460)	(273)	(304)
Balance at the end	9,947	5,438	5,285
Impairment	(1)	(1)	(3)

Total	9,946	5,437	5,282

15.	HEDGING DERIVATIVES (RECEIVABLE AND PAYABLE) AND FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES

The breakdown of the balance of these items in the accompanying consolidated balance sheets was as follows:

Hedging Derivatives and Fair Value Changes of the
Hedged Items in Portfolio Hedges of Interest Rate Risk	2010	2009	2008
	Millions of euros

ASSETS —
Fair value changes of the hedged items in portfolio hedges of interest rate risk	40	—	—
Hedging derivatives	3,563	3,595	3,833
LIABILITIES —
Fair value changes of the hedged items in portfolio hedges of interest rate risk	(2)	—	—
Hedging derivatives	1,664	1,308	1,226

As of December 31, 2010, 2009 and 2008, the main positions hedged by the Group and the derivatives assigned to hedge those positions are:

•	Fair value hedge:

-	Available-for-sale fixed-interest debt securities: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Long term fixed-interest debt issued by Group: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Available-for-sale equity securities: this risk is hedged using equity swaps.

-	Fixed-interest loans: this risk is hedged using interest-rate derivatives (fixed-variable swaps).

-	Fixed-interest deposit portfolio hedges: this risk is hedged using fixed-variable swaps and derivatives for interest rate. The valuation of the deposit hedges corresponding to interest-rate risk is recognized under the heading “Changes in the fair value of the hedged items in the portfolio hedges of interest-rate risk”.

•	Cash-flow hedge: Most of the hedged items are floating interest-rate loans: this risk is hedged using foreign-exchange and interest-rate swaps.

•	Net foreign-currency investment hedge: The risks hedged are foreign-currency investments in the Group’s subsidiaries abroad. This risk is hedged mainly with foreign-exchange options and forward currency purchase.

Note 7 analyzes the Group’s main risks that are hedged using these financial instruments.

The details of the fair value of the hedging derivatives, organized hedged risk, recognized in the accompanying consolidated balance sheets are as follows:

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2010	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,645	7	3	1,655
Of wich: Macro hedge	—	(282)	—	—	(282)
Cash flow hedge	(4)	160	—	—	156
Net investment in a foreign operation hedge	3	(6)	—	—	(3)

Subtotal	(1)	1,799	7	3	1,808

Other financial Institutions
Fair value hedge	—	109	5	—	114
Of wich: Macro hedge	—	(20)	—	—	(20)
Cash flow hedge	—	(1)	—	—	(1)
Net investment in a foreign operation hedge	—	—	—	—	—

Subtotal	—	108	5	—	113

Other sectors
Fair value hedge	—	(12)	—	—	(12)
Of wich: Macro hedge	—	(2)	—	—	(2)
Cash flow hedge	—	(10)	—	—	(10)
Net investment in a foreign operation hedge	—	—	—	—	—
Subtotal	—	(22)	—	—	(22)

Total	(1)	1,885	12	3	1,899

of which: Asset Hedging Derivatives	14	3,486	60	3	3,563

of which: Liability Hedging Derivatives	(15)	(1,601)	(48)	—	(1,664)

Hedging Derivatives. Breakdown of Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2009	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,985	(32)	—	1,953
Cash flow hedge	17	258	(4)	(4)	267
Net investment in a foreign operation hedge	1	(27)	—	—	(26)

Subtotal	18	2,216	(36)	(4)	2,194

Other financial Institutions
Fair value hedge	—	123	(21)	—	102

Subtotal	—	123	(21)	—	102

Other sectors
Fair value hedge	—	(9)	—	—	(9)

Subtotal	—	(9)	—	—	(9)

Total	18	2,330	(57)	(4)	2,287

Of which: Asset Hedging Derivatives	22	3,492	81	—	3,595

Of which: Liability Hedging Derivatives	(4)	(1,162)	(138)	(4)	(1,308)

Hedging Derivatives. Breakdown of the Fair Value by Markets and Transaction Type

	Currency	Interest	Equity	Other
2008	Risk	Rate Risk	Price Risk	Risks	Total
	Millions of euros

OTC markets
Credit institutions
Fair value hedge	—	1,972	—	—	1,972
Cash flow hedge	106	338	—	—	444
Net investment in a foreign operation hedge	99	(20)	—	—	79

Subtotal	205	2,290	—	—	2,495

Other financial Institutions
Fair value hedge	—	68	—	—	68
Cash flow hedge	—	32	—	—	32

Subtotal	—	100	—	—	100

Other sectors
Fair value hedge	—	1	—	—	1
Cash flow hedge	11	—	—	—	11

Subtotal	11	1	—	—	12

Total	216	2,391	—	—	2,607

of which: Asset Hedging Derivatives	227	3,606	—	—	3,833

of which: Liability Hedging Derivatives	(11)	(1,215)	—	—	(1,226)

The most significant cash flows forecasted for the coming years for cash flow hedging held on the balance sheet as of December 31, 2010 are shown below:

		From 3
	3 Months	Months to	From 1 to	More than
Cash Flows of Hedging Instruments	or Less	1 Year	5 Years	5 Years	Total
	Millions of euros

Receivable cash inflows	103	292	1,080	2,276	3,751
Payable cash outflows	103	168	815	2,395	3,481

The cash flows indicated above will impact the consolidated income statements until 2049. The amounts previously recognized in equity from cash flow hedge that were removed from equity and included in consolidated income statement — in the heading “Gains or losses of financial assets and liabilities (net) or in the heading “Exchange differences (net)” — during the years 2010, 2009 and 2008 reached €34 million, €11 million and €12 million, respectively.

The amount for derivatives designated as accounting hedges that did not pass the effectiveness test in 2010 was not significant.

16.	NON-CURRENT ASSETS HELD FOR SALE AND LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE

The composition of the balance of the heading “Non-current assets held for sale” in the accompanying consolidated balance sheets, broken down by the origin of the assets, is as follows:

Non-Current Assets Held-for-Sale
Breakdown by type of Asset	2010	2009	2008
	Millions of euros

Property, plants and equipment	252	397	151
Buildings for own use	188	313	79
Operating leases	64	84	72
Foreclosures and recoveries	1,513	861	391
Foreclosures	1,427	795	364
Recoveries from financial leases	86	66	27
Accrued amortization(*)	(52)	(41)	(34)
Impairment losses	(184)	(167)	(64)

Total	1,529	1,050	444

(*)	Until classified as non-current assets held for sale

As of December 31, 2010, 2009 and 2008, there were no liabilities associated with non-current assets held for sale.

As of December 31, 2010, 2009 and 2008, the changes in the heading “Non-current assets held for sale” of the accompanying consolidated balance sheets were as follow:

Non-Current Assets Held-for-Sale.
Changes in the Period	2010	2009	2008
	Millions of euros

Balance at the beginning	1,217	506	306
Additions	1,513	919	515
Retirements	(1,017)	(780)	(374)
Acquisition of subsidiaries	—	—	—
Transfers	145	493	57
Exchange difference and other	(172)	79	2

Balance at the end(1)	1,686	1,217	506

Impairment —
Balance at the beginning	167	62	66
Additions	221	134	38
Retirements	(44)	(7)	(22)
Transfers	38	77	25
Exchange difference and other	(225)	(99)	(45)

Balance at the end(2)	157	167	62

Total(1) — (2)	1,529	1,050	444

16.1.	FROM TANGIBLE ASSETS FOR OWN USE

The most significant changes in the balance of the heading “Non-current assets held for sale — From tangible assets for own use”, in 2010, 2009 and 2008, were a result of the following operations:

Sale of property with leaseback in 2010 and 2009.

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to this heading at an amount of €426 million, for which a sales plan had been established. As of December 31, 2008, these assets were recognized under the heading “Tangible assets — Property, plants and equipment — For own use” of the accompanying consolidated balance sheets (Note 19).

In 2010 and 2009, the Bank sold 164 and 971 properties, respectively, in Spain to investments not related to BBVA Group for a total sale price of €404 million and €1,263 million at market prices, respectively, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 10, 15, 20, 25 or 30 years (according to the property) and renewable. Most have obligatory periods of 20 or 30 years. Most can be extended for a maximum of three additional 5-year periods, up to a total of 35 to 45 years. The total annual nominal income from the real estate in said operating lease arrangements amounted to €115 million. This income is updated annually based on the terms and conditions set forth in said arrangements.

In 2010 and 2009, a total of €113 and €31 million, respectively, were registered to the enclosed income statement for income from rents (Note 46.2) corresponding to said lease contracts.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties The repurchasing price of these call options will be the market value as determined by an independent expert. For this reason, these transactions have been considered as firm sales. Therefore, the Group made a gross profit of €273 and €914 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010 and 2009 (see Note 52).

The current value of the future minimum payments the Bank will incur in the mandatory period, as of December 31, 2010, is €106 million in 1 year, €349 million between 2 and 5 years and €649 million in more than 5 years.

Sale of the Bancomer building in 2008

On March 4, 2008, BBVA Bancomer, S.A. de C.V. completed the process of selling its Centro Bancomer property together with its car part, for which it obtained a gross profit of €61.3 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statement for 2008 (see Note 52). This transaction was carried out without the purchaser receiving any type of finance from any BBVA Group entity.

Jointly with the sale agreement, an operational leasing agreement was concluded for this property and its car park for a 3-year period extendable for 2 more years.

16.2.  FROM FORECLOSURES OR RECOVERIES

As of December 31, 2010, the balance of the heading “Non-current assets held for sale - Foreclosures or recoveries” was made up of €1,114 million of assets for residential use, €209 million of assets for tertiary use (industrial, commercial or offices) and €10 million of assets for agricultural use.

In 2010, the additions of assets through foreclosures or recoveries amounted to €1,306 million. The derecognitions in 2010 through sales of such assets amounted to €700 million.

As of December 31, 2010, mean maturity of the assets through foreclosures or recoveries was less than 2 years.

In 2010, some of the sales operations of these assets were financed by some Group entities. The amount of the loans granted to the buyers of these assets was €193 million, with a mean percentage financed of 90.4% of the price of sale.

As of December 31, 2010, there were €32 million of gains from the financed sale of these assets yet to be recognized for transactions completed in 2010 as well as in previous years.

17.	INVESTMENTS

The breakdown of the balances of “Investments in entities accounted for using the equity method” in accompanying the consolidated balance sheets is as follows:

Investments in Entities Accounted for Using the Equity Method	2010	2009	2008
	Millions of euros

Associate entities	4,247	2,614	894
Jointly controlled entities	300	308	573

Total	4,547	2,922	1,467

17.1.  ASSOCIATES

The following table shows the carrying amount of the most significant of the Group’s investments in associates in the accompanying consolidated balance sheets:

Associates Entities	2010	2009	2008
	Millions of euros

Grupo CITIC	4,022	2,296	541
Occidental Hoteles Management, S.L.(*)	—	84	128
Tubos Reunidos, S.A.(**)	51	52	54
BBVA Elcano Empresarial II, S.C.R.R.S., S.A.	37	49	39
BBVA Elcano Empresarial, S.C.R.R.S., S.A.	37	49	39
Rest of associate	100	84	93

Total	4,247	2,614	894

(*)	Since November 2010 the company had been accounted for as a jointly controlled entitie.

(**)	Company that quoted in Madrid’s stock exchange market.

The investment in the CITIC Group includes the investment in Citic International Financial Holdings Limited (“CIFH”) and China National Citic Bank (“CNCB”).

Appendix IV shows details of associates as of December 31, 2010.

The details of the balance and gross changes as of December 31, 2010, 2009 and 2008 under this heading in the accompanying consolidated balance sheets are as follows:

Associates Entities. Changes in the Year Breakdown of Goodwill	2010	2009	2008
	Millions of euros

Balance at the beginning	2,614	894	846
Acquisitions and capital increases(*)	1,210	53	655
Disposals	(9)	(2)	(782)
Transfers and others(**)	432	1,669	175

Balance at the end	4,247	2,614	894

Of which:
Goodwill	1,574	844	217
CITIC Group	1,570	841	214
Rest	4	3	3

(*)	The change of 2010 corresponds basically to the acquisition of 4.93% of CNCB formalized in April 2010

(**)	Correspond mainly to the reclassification from the heading “Available-for-sale financial assets ‘” of CNCB investmentand in 2009 and in 2010 due to the exchange rate development.

Agreement with the CITIC Group

The BBVA Group holds several agreements with the CITIC Group to develop a strategic alliance in the Chinese market. BBVA’s investment in CNCB is considered strategic for the Group, as it is the platform for developing its business in continental China and is also key for the development of CITIC’s international business. BBVA has the status of “sole strategic investor” in CNCB. In 2009, BBVA’s share in CNCB was reclassified from “Available for sale financial assets” of the accompanying consolidated balance sheets (Note 12) to the heading “Investments in entities accounted for using the equity method — Associates” since the Group gained significant influence in the holding.

Furthermore, on April 1, 2010, after obtaining the corresponding authorizations, the purchase of an additional 4.93% of CNCB’s capital was finalized for €1,197 million.

As of December 31, 2010, BBVA had a 29.68% holding in CIFH and 15% in CNCB.

17.2.  JOINTLY CONTROLLED ENTITIES

This heading of the accompanying consolidated balance sheets encompasses the jointly controlled entities that the Group has considered should be accounted for using the equity method (see Note 2.1) because this better reflects the economic reality of such holdings.

The following table shows the balances of the most significant of the Group’s investments in the primary jointly controlled entities in the accompanying consolidated balance sheets:

Jointly Controlled Entities	2010	2009	2008
	Millions of euros

Corporación IBV Participaciones Empresariales S.A.	71	157	385
Occidental Hoteles Management, S.L.(*)	88	—	—
Fideicomiso F/403853-5 BBVA Bancomer SoS ZIBAT	22	20	20
I+D Mexico, S.A.	22	15	14
Fideicomiso Hares BBVA Bancomer F/47997-2(**)	—	15	12
Fideicomiso F/70413 Mirasierra	14	12	—
Fideicomiso F/402770-2 Alamar	11	10	—
Fideicomiso F/403112-6 Dos lagos	11	9	—
Las Pedrazas Golf, S.L.	10	9	16
Altitude Software SGPS, S.A.	10	—	—
Rest	41	61	111

Total	300	308	558

Of which
Goodwill	9	5	8

(*)	Since November 2010 the company had been accounted for as a jointly controlled entitie.

(**)	Since august 2010 the company had been accounter for as a subsidiary.

If the jointly controlled entities accounted for using equity method had been accounted for by the proportionate method, the effect on the Group’s main consolidated figures as of December 31, 2010, 2009 and 2008 would have been as follows:

Jointly Controlled Entities. Effect on the Group’s main figures	2010	2009	2008
	Millions of euros

Assets	1,062	863	910
Liabilities	313	469	139
Net operating income	15	(12)	17

Details of the jointly controlled entities consolidated using the equity method as of December 31, 2010 are shown in Appendix IV.

17.3.	INFORMATION ABOUT ASSOCIATES AND JOINTLY CONTROLLED ENTITIES BY THE EQUITY METHOD

The following table provides relevant information of the balance sheet and income statement of associates and jointly controlled entities accounted for using the equity method as of December 31, 2010, 2009 and 2008, respectively (see Appendix IV).

	2010(*)		2009(*)		2008(*)
		Jointly		Jointly		Jointly
Associates and Jointly Controlles Entities		Controlled		Controlled		Controlled
Financial Main figures	Associates	Entities	Associates	Entities	Associates	Entities
	Millions of euros

Current Assets	19,979	279	10,611	347	745	559
Non-current Assets	17,911	780	8,463	514	4,162	349
Current Liabilities	32,314	179	10,356	108	230	136
Non-current Liabilities	5,576	879	8,719	754	4,677	772
Net sales	855	168	605	84	210	102
Operating Income	450	15	244	(12)	99	17
Net Income	339	1	166	(14)	93	286

(*)	Non audited information

17.4.  NOTIFICATIONS ABOUT ACQUISITION OF HOLDINGS

Appendix V shown on acquisitions and disposals of holdings in associates or jointly controlled entities and the notification dates thereof, in compliance with Article 86 of the Corporations Act and Article 53 of the Securities Market Act 24/1988.

17.5  IMPAIRMENT

No impairment losses on the goodwill of jointly-controlled entities were recognized in 2010. For the year ended December 31, 2009, €3 million of impairment losses on goodwill in jointly controlled entities were recognized, of which most were related to Econta Gestión Integral, S.L. For the year ended December 31, 2008, no impairment on goodwill in associates and jointly controlled entities was recognized.

18.	REINSURANCE ASSETS

This heading in the accompanying consolidated balance sheets reflects the amounts receivable by consolidated entities from reinsurance contracts with third parties.

The amounts recognized in the accompanying consolidated balance sheets corresponding to the share of the reinsurer in the technical provisions are set forth below:

Reinsurance Asset	2010	2009	2008
	Millions of euros

Reinsurance assets	28	29	29

19.	TANGIBLE ASSETS

As of December 31, 2010, 2009 and 2008, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the nature of the related items, were as follows:

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Asset of	Investment	an Operating
2010	Buildings	Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Cost —
Balance at the beginning	2,734	435	5,599	8,768	1,803	989	11,560
Additions	194	179	357	730	66	245	1,041
Retirements	(49)	(45)	(156)	(250)	(8)	(2)	(260)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	387	(335)	(81)	(29)	32	(221)	(218)
Exchange difference and other	140	(19)	(264)	(144)	(52)	4	(192)
Balance at the end	3,406	215	5,455	9,075	1,841	1,015	11,931
Accrued depreciation —
Balance at the beginning	750	—	3,818	4,568	53	265	4,886
Additions	86	—	362	448	15	7	470
Retirements	(6)	—	(142)	(148)	(1)	(1)	(150)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	27	—	(47)	(20)	(1)	(110)	(131)
Exchange difference and other	32	—	(244)	(212)	—	111	(101)
Balance at the end	889	—	3,747	4,636	66	272	4,974
Impairment —
Balance at the beginning	15	—	4	19	116	32	167
Additions	8	—	1	9	83	—	92
Retirements	(2)	—	(5)	(7)	—	(14)	(21)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	10	—	—	10	7	1	18
Balance at the end	31	—	—	31	206	19	256
Net tangible assets —

Balance at the beginning	1,969	435	1,777	4,181	1,634	692	6,507

Balance at the end	2,486	215	1,708	4,408	1,569	724	6,701

						Assets
	For Own Use			Total		Leased
			Furniture,	Tangible		Out Under
	Land and	Work in	Fixtures and	Asset of	Investment	an Operating	Total
2009	Buildings	Progress	Vehicles	Own Use	Properties	Lease
	Millions of euros

Cost —
Balance at the beginning	3,030	422	4,866	8,318	1,786	996	11,100
Additions	120	102	437	659	74	210	943
Retirements	(22)	(73)	(661)	(756)	(35)	(2)	(793)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(747)	(16)	(23)	(786)	(11)	(212)	(1,009)
Exchange difference and other	353	—	980	1,333	(11)	(3)	1,319
Balance at the end	2,734	435	5,599	8,768	1,803	989	11,560
Accrued depreciation —
Balance at the beginning	729	—	3,128	3,857	45	259	4,161
Additions	66	—	349	415	11	8	434
Retirements	(15)	—	(511)	(526)	—	(1)	(527)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Disposal of entities in the year	—	—	—	—	—	—	—
Transfers	(253)	—	(15)	(268)	(2)	(103)	(373)
Exchange difference and other	223	—	867	1,090	(1)	102	1,191
Balance at the end	750	—	3,818	4,568	53	265	4,886
Impairment —
Balance at the beginning	16	—	3	19	8	5	32
Additions	7	—	17	24	93	38	155
Retirements	(2)	—	(17)	(19)	(1)	—	(20)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(6)	—	1	(5)	16	(11)	—
Balance at the end	15	—	4	19	116	32	167
Net tangible assets —

Balance at the beginning	2,285	422	1,735	4,442	1,734	732	6,908

Balance at the end	1,969	435	1,777	4,181	1,634	692	6,507

						Assets
	For Own Use			Total		Leased
			Furniture,	tangible		Out Under
	Land and		Fixtures and	asset of	Investment	an Operating
2008	Buildings	Work in Progress	Vehicles	Own Use	Properties	Lease	Total
	Millions of euros

Cost —
Balance at the beginning	3,415	151	5,024	8,590	96	966	9,652
Additions	156	101	561	818	41	220	1,079
Retirements	(125)	(55)	(483)	(663)	(3)	(28)	(694)
Acquisition of subsidiaries in the year	—	—	16	16	1,661	—	1,677
Disposal of entities in the year	(12)	(2)	(5)	(19)	—	—	(19)
Transfers	(326)	263	(22)	(85)	(8)	(162)	(255)
Exchange difference and other	(78)	(36)	(225)	(339)	(1)	—	(340)
Balance at the end	3,030	422	4,866	8,318	1,786	996	11,100
Accrued depreciation —
Balance at the beginning	725	—	3,402	4,127	14	245	4,386
Additions	77	—	356	433	1	8	442
Retirements	(30)	—	(490)	(520)	(3)	(4)	(527)
Acquisition of subsidiaries in the year	—	—	4	4	33	—	37
Disposal of entities in the year	(3)	—	(4)	(7)	—	—	(7)
Transfers	(11)	—	(4)	(15)	—	—	(15)
Exchange difference and other	(29)	—	(136)	(165)	—	10	(155)
Balance at the end	729	—	3,128	3,857	45	259	4,161
Impairment —
Balance at the beginning	21	—	5	26	1	2	29
Additions	3	—	—	3	4	1	8
Retirements	(1)	—	—	(1)	—	—	(1)
Acquisition of subsidiaries in the year	—	—	—	—	—	—	—
Exchange difference and other	(7)	—	(2)	(9)	3	2	(4)
Balance at the end	16	—	3	19	8	5	32
Net tangible assets —

Balance at the beginning	2,669	151	1,617	4,437	82	719	5,238

Balance at the end	2,285	422	1,735	4,442	1,734	732	6,908

The main changes under this heading in 2009 and 2008 are as follows:

2009

•	The reduction in the balance of the heading “Tangible assets — For own use — Land and buildings” in 2009 is mainly the result of the transfer of some properties owned by the Bank in Spain to the heading “Non-current assets held for sale”, as mentioned in Note 16.

2008

•	The balance under the heading “Investment properties” includes mainly the rented buildings of the real estate fund BBVA Propiedad FII (see Appendix II) which has been fully consolidated since 2008 (see

Appendix II) following the Group’s acquisition in 2008 of a 95.65% stake. The activity of this real estate fund is subject to regulations by the Spanish Securities and Exchange Commission (CNMV).

•	In March 2008, BBVA Bancomer bought two properties in Mexico City, one of them located on Paseo de la Reforma and the other on Parques Polanco, in which it will set up the new BBVA Bancomer Group corporate headquarters.

As of December 31, 2010 the carrying amount of fully amortized financial assets that continue in use was €480 million.

The main activity of the Group is carried out through a network of bank branches located geographically as shown in the following table:

	Number of branches
Bank Branches by Geographical Location	2010	2009	2008

Spain	3,024	3,055	3,375
Americas	4,193	4,267	4,267
Rest of the world	144	144	145

Total	7,361	7,466	7,787

As of December 31, 2010, 2009 and 2008, the percentage of branches leased from third parties in Spain was 83%, 77% and 47.3%, respectively, and 57%, 55% and 61% in Latin America, respectively. The increase in the number of branches leased in Spain is mainly due to the sale and leaseback operations carried out in 2010 and 2009 described above (see Note 16).

The following table shows the detail of the net carrying amount of the tangible assets corresponding to Spanish or foreign entities as of December 31, 2010, 2009 and 2008:

Tangible Assets by Spanish and Foreign
Subsidiaries Net Assets Values	2010	2009	2008
	Millions of euros

Foreign subsidiaries	2,741	2,473	2,276
BBVA and Spanish subsidiaries	3,960	4,034	4,632

Total	6,701	6,507	6,908

The amount of tangible assets under financial lease schemes on which it is expected to exercise the purchase option was insignificant as of December 31, 2010, 2009 and 2008.

20.	INTANGIBLE ASSETS

20.1.	GOODWILL

As of December 31, 2010, 2009 and 2008, the details of the balance of this heading in the accompanying consolidated balance sheets, broken down by the cash-generating units (“CGU”) that originated them, were as follows:

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2010	the Beginning	Additions	Difference	Impairment	Rest	the End
	Millions of euros

The United States	5,357	—	418	—	(2)	5,773
Mexico	593	—	85	—	—	678
Colombia	205	—	31	—	—	236
Chile	65	—	11	—	—	76
Chile Pensions	108	—	18	—	—	126
Spain and Portugal	68	—	—	(13)	—	55
Global markets(*)	—	1	1	—	3	5

Total	6,396	1	564	(13)	1	6,949

(*)	Since February 2010, Group PYPSA (CGU Global Markets), accounted for using the proportionate method (previously accounted for using the equity method)

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2009	the Beginning	Additions	Difference	Impairment	Rest	the End
	Millions of euros

The United States	6,676	—	(226)	(1,097)	4	5,357
Mexico	588	—	9	—	(4)	593
Colombia	193	—	12	—	—	205
Chile	54	—	11	—	—	65
Chile Pensions	89	—	19	—	—	108
Spain and Portugal	59	—	—	—	9	68

Total	7,659	—	(175)	(1,097)	9	6,396

Goodwill. Breakdown by CGU and Changes of the Period

	Balance at		Exchange			Balance at
2008	the Beginning	Additions	Difference	Impairment	Rest	the End

The United States	6,296	—	368	—	12	6,676
Mexico	702	—	(114)	—	—	588
Colombia	204	—	(11)	—	—	193
Chile	64	—	(10)	—	—	54
Chile Pensions	108	—	(19)	—	—	89
Spain and Portugal	62	—	—	—	(3)	59

Total	7,436	—	214	—	9	7,659

As described in Note 2.2.8, the cash-generating units to which goodwill has been allocated are tested for impairment by including the allocated goodwill in their carrying amount. This analysis is performed at least annually and always if there is any indication of impairment.

As of December 31, 2010, 2009 and 2008, the Group performed the goodwill impairment tests. The results from each of these tests on the dates mentioned were as follows:

•	As of December 31, 2010, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units, except for the insignificant impairment on the goodwill for the cash-generating unit in Spain and Portugal for the impairment on the investments in Rentrucks, Alquiler y Servicios de Transportes, S.A. and in BBVA Finanzia SpA (for €9 million and €4 million, respectively).

The most significant goodwill corresponds to the CGU in the United States. The recoverable amount of this CGU is equal to its value in use. This is calculated as the discounted value of the cash flow projections that Management estimates based on the latest budgets available for the next five years. As of December 31, 20010, the Group used a sustainable growth rate of 4.2% (4.3% as of December 31, 2009) to extrapolate the cash flows in perpetuity which was based on the US real GDP growth rate. The discount rate used to discount the cash flows is the cost of capital assigned to the CGU, and stood at 11.4% as of December 31, 2010 (11.2% as of December 31, 2009), which consists of the free risk rate plus a risk premium.

•	As of December 31, 2009, impairment losses of €1,097 million were estimated in the United States cash-generating unit which were recognized under “Impairment losses on other assets (net) — Goodwill and other intangible assets” in the accompanying consolidated income statement for 2009 (Note 50). The impairment loss of this unit was attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s accounts auditor.

Both the US unit’s fair values and the fair values assigned to its assets and liabilities were based on the estimates and assumptions that the Group’s Management deemed most likely given the circumstances. However, some changes to the valuation assumptions used could result in differences in the impairment test result. If the discount rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by up to €573 million and €664 million, respectively. If the growth rate had increased or decreased by 50 basis points, the difference between the carrying amount and its recoverable amount would have increased or decreased by €555 million and €480 million, respectively.

•	As of December 31, 2008, there were no impairment losses on the goodwill recognized in the Group’s cash-generating units.

20.2.  OTHER INTANGIBLE ASSETS

The details of the balance under this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 are as follows:

Other Intangible Assets. Breakdown by Type of Assets	2010	2009	2008
	Millions of euros

Computer software acquisition expenses	749	464	259
Other deferred charges	28	29	113
Other intangible assets	282	360	409
Impairment	(1)	(1)	(1)

Total	1,058	852	780

The changes for the year ended, December 31, 2010, 2009 and 2008 under this heading in the accompanying consolidated balance sheets are as follows:

Other Intangible Assets. Changes Over the Period	Notes	2010	2009	2008
		Millions of euros

Balance at the beginning		852	780	808
Additions		458	362	242
Amortization in the year	47	(291)	(262)	(256)
Exchange differences and other		39	(28)	(13)
Impairment	50	—	—	(1)

Balance at the end		1,058	852	780

As of December 31, 2010, the totally amortized intangible assets still in use amounted to €294 million.

21.	TAX ASSETS AND LIABILITIES

21.1.  Consolidated tax group

Pursuant to current legislation, the Consolidated Tax Group includes BBVA as the Parent company, and, as subsidiaries, the Spanish subsidiaries that meet the requirements provided for under Spanish legislation regulating the taxation regime for the consolidated net income of corporate groups.

The Group’s other banks and subsidiaries file tax returns in accordance with the tax legislation in force in each country.

21.2  Years open for review by the tax authorities

The years open to review in the Consolidated Tax Group as of December 31, 2010 are 2004 and following for the main taxes applicable.

The rest of the Spanish consolidated entities in general have the last four years open for inspection by the tax authorities for the main taxes applicable, except for those in which there has been an interruption of the limitation period due to the start of an inspection.

In 2009, as a result of action by the tax authorities, tax inspections proceedings were instituted for the years since (and including) 2003, some of which were contested. After considering the temporary nature of certain of the items assessed, provisions were set aside for the amounts, if any, that might arise from these assessments.

Over the year ended December 31, 2009, notice was also given of the start of inspections for the years 2004 to 2006 for the main taxes to which the tax group is subject. These inspections had not been completed as of December 31, 2010.

In view of the varying interpretations that can be made of the applicable tax legislation, the outcome of the tax inspections of the open years that could be conducted by the tax authorities in the future could give rise to contingent tax liabilities which cannot be objectively quantified at the present time. However, the Banks’ Board of Directors and its tax advisers consider that the possibility of these contingent liabilities becoming actual liabilities is remote and, in any case, the tax charge which might arise therefore would not materially affect the Group’s accompanying consolidated financial statements.

21.3  Reconciliation

The reconciliation of the corporate tax expense resulting from the application of the standard tax rate and the expense registered by this tax in the accompanying consolidated income statements is as follows:

Reconciliation of the Corporate Tax Expense Resulting
from the Application of the Standard Rate and the
Expense Registered by this Tax	2010	2009	2008
	Millions of euros

Corporation tax(*)	1,927	1,721	2,078
Decreases due to permanent differences:	(559)	(633)	(690)
Tax credits and tax relief at consolidated Companies	(180)	(223)	(441)
Other items net	(379)	(410)	(249)
Net increases (decreases) due to temporary differences	(19)	96	580
Charge for income tax and other taxes	1,349	1,184	1,968
Deferred tax assets and liabilities recorded (utilized)	19	(96)	(580)
Income tax and other taxes accrued in the period	1,368	1,088	1,388
Adjustments to prior years’ income tax and other taxes	59	53	153

Income tax and other taxes	1,427	1,141	1,541

(*)	30% Tax Rate.

The effective tax rate for 2010, 2009 and 2008 is as follows:

Effective Tax Rate	2010	2009	2008
	Millions of euros

Income from:
Consolidated Tax Group	2,398	4,066	2,492
Other Spanish Entities	(70)	(77)	40
Foreign Entities	4,094	1,747	4,394

Total	6,422	5,736	6,926

Income tax and other taxes	1,427	1,141	1,541
Effective Tax Rate	22.22%	19.89%	22.25%

21.4  Tax recognized in total equity

In addition to the income tax recognized in the accompanying consolidated income statements, the group has recognized the following amounts for these items in the consolidated equity as of December 31, 2010, 2009 and 2008:

Tax Recognized in Total Equity	2010	2009	2008
	Millions of euros

Charges to total equity
Debt securities	—	(276)	(19)
Equity instruments	(354)	(441)	(168)
Subtotal	(354)	(717)	(187)
Credits to total equity(*)
Debt securities and others	192	1	2

Subtotal	192	1	2

Total	(162)	(716)	(185)

(*)	Tax asset credit to total equity as of December 31, 2010, due primaly to debt instruments unrealized losses.

21.5  Deferred taxes

The balance of the heading “Tax assets” in the accompanying consolidated balance sheets includes the tax receivables relating to deferred tax assets; the balance of the heading “Tax liabilities” includes the liabilities relating to the Group’s various deferred tax liabilities.

The details of the most important tax assets and liabilities are as follows:

Tax Assets and Liabilities. Breakdown	2010	2009	2008
	Millions of euros

Tax assets -
Current	1,113	1,187	1,266
Deferred	5,536	5,086	5,218
Pensions	1,392	1,483	1,659
Portfolio	1,546	987	1,205
Other assets	234	221	140
Impairment losses	1,648	1,632	1,453
Other	699	737	720
Tax losses	17	26	40

Total	6,649	6,273	6,484

Tax Liabilities -
Current	604	539	984
Deferred	1,591	1,669	1,282
Portfolio	1,280	1,265	977
Charge for income tax and other taxes	311	404	305

Total	2,195	2,208	2,266

As of December 31, 2010, the estimated balance of temporary differences in connection with investments in subsidiaries, branches and associates and investments in jointly controlled entities was €503 million. No deferred tax liabilities have been recognized with respect to this in the accompanying consolidated balance sheet.

The amortization of certain components of goodwill for tax purposes gives rise to temporary differences triggered by the resulting differences in the tax and accounting bases of goodwill balances. In this regard, and as a general rule, the Group’s accounting policy is to recognize deferred tax liabilities in respect of these temporary differences at the Group companies that are subject to this particular tax benefit.

22.	OTHER ASSETS AND LIABILITIES

The breakdown of the balance of these headings in the accompanying consolidated balance sheets was as follows:

Other Assets and Liabilities	2010	2009	2008
	Millions of euros

Assets -
Inventories	2,788	1,933	1,066
Of which:
Real estate agencies	2,729	1,930	1,064
Transactions in transit	26	55	33
Accrued interest	538	581	383
Unaccrued prepaid expenses	402	421	206
Other prepayments and accrued income	136	160	177
Other items	1,175	1,383	1,296

Total	4,527	3,952	2,778

Liabilities -
Transactions in transit	58	49	53
Accrued interest	2,162	2,079	1,918
Unpaid accrued expenses	1,516	1,412	1,321
Other accrued expenses and deferred income	646	667	597
Other items	847	780	586

Total	3,067	2,908	2,557

The heading “Inventories” includes the net carrying amount of the purchases of land and property that the Group’s property companies hold for sale or for their business. The amounts under this heading include real-estate assets bought by these companies from distressed customers (mainly in Spain), net of their corresponding impairment. In 2010, 2009 and 2008, the accumulated valuation adjustment due to impairment losses on these assets amounted to €1,088 million, €606 million and €85 million, respectively.

The principal companies in the Group that engage in real estate business activity and make up nearly all of the amount in the “Inventory” heading of the accompanying consolidated balance sheets are as follows: Anida Desarrollos Inmobiliarios, S.A., Desarrollo Urbanístico Chamartín, S.A., Anida Desarrollo Singulares, S.L., Anida Operaciones Singulares, S.L. and Anida Inmuebles España y Portugal, S.L.

23.	FINANCIAL LIABILITIES AT AMORTIZED COST

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Financial Liabilities at Amortized Cost	2010	2009	2008
	Millions of euros

Deposits from central banks (Note 9)	11,010	21,166	16,844
Deposits from credit institutions	57,170	49,146	49,961
Customer deposits	275,789	254,183	255,236
Debt certificates	85,179	99,939	104,157
Subordinated liabilities	17,420	17,878	16,987
Other financial liabilities	6,596	5,624	7,420

Total	453,164	447,936	450,605

23.1.  DEPOSITS FROM CENTRAL BANKS

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is presented in Note 9.

23.2.  DEPOSITS FROM CREDIT INSTITUTIONS

The breakdown of the balance of this heading in the consolidated balance sheets, according to the nature of the financial instruments, is as follows:

Deposits from Credit Institutions	2010	2009	2008
	Millions of euros

Reciprocal accounts	140	68	90
Deposits with agreed maturity	38,265	30,608	35,785
Demand deposits	1,530	1,273	1,228
Other accounts	696	733	547
Repurchase agreements	16,314	16,263	11,923

Subtotal	56,945	48,945	49,573

Accrued interest until expiration	225	201	388

Total	57,170	49,146	49,961

The breakdown by geographical area and the nature of the related instruments of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, was as follows:

	Demand	Deposits with
2010	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	961	7,566	340	8,867
Rest of Europe	151	16,160	6,315	22,626
The United States	147	6,027	665	6,839
Latin America	356	5,408	8,994	14,758
Rest of the world	56	3,799	—	3,855

Total	1,671	38,960	16,314	56,945

	Demand	Deposits with
2009	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	456	6,414	822	7,692
Rest of Europe	382	15,404	4,686	20,472
The United States	150	5,611	811	6,572
Latin America	336	1,576	9,945	11,857
Rest of the world	16	2,336	—	2,352

Total	1,340	31,341	16,264	48,945

	Demand	Deposits with
2008	Deposits	Agreed Maturity	Repos	Total
	Millions of euros

Spain	676	4,413	1,131	6,220
Rest of Europe	82	17,542	2,669	20,293
The United States	40	8,164	1,093	9,297
Latin America	439	3,518	7,030	10,987
Rest of the world	80	2,696	—	2,776

Total	1,317	36,333	11,923	49,573

23.3.  CUSTOMERS DEPOSITS

The breakdown of this heading of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

Customer Deposits	2010	2009	2008
		Millions of euros

Government and other government agencies	30,982	15,297	18,837
Spanish	17,404	4,291	6,320
Foreign	13,563	10,997	12,496
Accrued interests	15	9	21
Other resident sectors	116,217	93,190	98,630
Current accounts	18,705	20,243	20,725
Savings accounts	24,520	27,137	23,863
Fixed-term deposits	49,160	35,135	43,829
Repurchase agreements	23,197	10,186	9,339
Other accounts	46	31	62
Accrued interests	589	458	812
Non-resident sectors	128,590	145,696	137,769
Current accounts	39,567	33,697	28,160
Savings accounts	26,435	23,394	22,840
Fixed-term deposits	56,752	83,754	79,094
Repurchase agreements	5,370	4,415	6,890
Other accounts	122	103	104
Accrued interests	344	333	681

Total	275,789	254,183	255,236

Of which:
In euros	151,806	114,066	121,895
In foreign currency	123,983	140,117	133,341
Of which:
Deposits from other creditors without valuation adjustment	275,055	253,566	254,075
Accrued interests	734	617	1,161

The breakdown by geographical area of this heading in the accompanying consolidated balance sheets, by type of instrument and geographical area, disregarding valuation adjustments, was as follows:

			Deposits
	Demand	Savings	with Agreed
2010	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	21,848	24,707	67,838	18,640	133,033
Rest of Europe	3,784	482	18,245	1,609	24,120
The United States	13,985	11,363	17,147	—	42,495
Latin America	28,685	15,844	23,724	3,762	72,015
Rest of the world	357	201	2,620	—	3,178

Total	68,659	52,597	129,574	24,011	274,841

			Deposits
	Demand	Savings	with Agreed
2009	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	23,836	27,245	38,370	7,572	97,023
Rest of Europe	2,975	457	18,764	3	22,199
The United States	11,548	10,146	46,292	—	67,986
Latin America	24,390	13,593	20,631	4,413	63,027
Rest of the world	440	181	2,527	—	3,148

Total	63,189	51,622	126,584	11,988	253,383

			Deposits
	Demand	Savings	with Agreed
2008	Deposits	Deposits	Maturity	Repos	Total
	Millions of euros

Spain	26,209	23,892	45,299	9,745	105,145
Rest of Europe	3,214	360	22,733	34	26,341
The United States	8,288	10,899	36,997	—	56,184
Latin America	20,219	9,911	20,195	6,867	57,192
Rest of the world	1,576	2,488	4,796	—	8,860

Total	59,506	47,550	130,020	16,646	253,722

23.4.  DEBT CERTIFICATES AND SUBORDINATED LIABILITIES

The breakdown of the headings “Debt certificates (including bonds)” and “Subordinated liabilities” in the accompanying consolidated balance sheets was as follows:

Debt Certificates and Subordinated Liabilities	2010	2009	2008
	Millions of euros

Debt Certificates	85,179	99,939	104,157
Promissory notes and bills	13,215	29,582	19,985
Bonds and debentures	71,964	70,357	84,172
Subordinated Liabilities	17,420	17,878	16,987

Total	102,599	117,817	121,144

The changes in 2010, 2009 and 2008 under the headings “Debt certificates (including bonds)” and “Subordinated liabilities” was as follows:

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2010	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	107,069	129,697	(149,965)	3,768	90,569
With information brochure	107,035	129,697	(149,962)	3,768	90,538
Without information brochure	34	—	(3)	—	31
Other debt certificates issued outside the European Union	10,748	2,622	(2,097)	758	12,031

Total	117,817	132,319	(152,062)	4,526	102,600

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2009	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	111,159	129,107	(126,713)	(6,484)	107,069
With information brochure	111,126	129,107	(126,713)	(6,485)	107,035
Without information brochure	33	—	—	1	34
Other debt certificates issued outside the European Union	9,986	4,894	(4,343)	211	10,748

Total	121,145	134,001	(131,056)	(6,273)	117,817

				Exchange
	Balance at the		Repurchase or	Differences and	Balance at the
2008	Beginning	Issuances	Redemption	Other	End
	Millions of euros

Debt certificates issued in the European Union	109,173	107,848	(85,671)	(20,192)	111,158
With information brochure	109,140	107,848	(85,671)	(20,192)	111,125
Without information brochure	33	—	—	—	33
Other debt certificates issued outside the European Union	8,737	42,494	(40,844)	(401)	9,986

Total	117,910	150,342	(126,515)	(20,593)	121,144

The detail of the most significant outstanding issuances, repurchases or refunds of debt instruments issued by the Bank or companies in the Group as of December 31, 2010, 2009 and 2008 are shown on Appendix VIII.

23.4.1  Promissory notes and bills

The breakdown of the balance under this heading “Promissory notes and bills”, by currency, is as follows:

Promissory Notes and Bills	2010	2009	2008
	Millions of euros

In euros	7,672	11,024	9,593
In other currencies	5,543	18,558	10,392

Total	13,215	29,582	19,985

These promissory notes were issued mainly by BBVA, S.A. and Banco de Financiación, S.A.

23.4.2.  Bonds and debentures issued

The breakdown of the balance under this heading “Bonds and debentures issued”, by financial instrument and currency, is as follows:

Bonds and Debentures Issued	2010	2009	2008
	Millions of euros

In euros -
Non-convertible bonds and debentures at floating interest rates	6,776	8,593	11,577
Non-convertible bonds and debentures at fixed interest rates	7,493	5,932	4,736
Covered bonds	37,170	34,708	38,481
Hybrid financial instruments	373	389	—
Securitization bonds realized by the Group	8,047	8,407	13,783
Accrued interest and others(*)	2,952	2,731	2,668
In foreign currency -
Non-convertible bonds and debentures at floating interest rates	3,767	4,808	8,980
Non-convertible bonds and debentures at fixed interest rates	2,681	2,089	1,601
Covered bonds	772	731	1,005
Hybrid financial instruments	1,119	1,342	—
Other securities associated to financial activities	—	—	15
Securitization bonds realized by the Group	799	605	1,165

Accrued interest and others(*)	15	22	161

Total	71,964	70,357	84,172

(*)	Hedging operations and issuance costs.

The following table shows the weighted average interest rates of fixed and floating rate bonds and debentures issued in euros and foreign currencies in 2010, 2009 and 2008:

	2010		2009		2008
		Foreign		Foreign		Foreign
Interests Rates of Promissory Notes and Bills Issued	Euros	Currency	Euros	Currency	Euros	Currency

Fixed rate	3.75%	5.31%	3.86%	5.00%	3.86%	4.79%
Floating rate	1.30%	3.00%	0.90%	2.56%	4.41%	4.97%

Most of the foreign-currency issuances are denominated in U.S. dollars.

23.4.3.  Subordinated liabilities

The breakdown of the heading “Subordinated liabilities” of the accompanying consolidated balance sheets, by type of financial instruments, was as follows:

Subordinated Liabilities	2010	2009	2008
	Millions of euros

Subordinated debt	11,569	12,117	10,785
Preferred securities	5,202	5,188	5,464

Subtotal	16,771	17,305	16,249

Accrued interest until expiration	649	573	738

Total	17,420	17,878	16,987

23.4.3.1.  Subordinated debt

These issuances are non-convertible subordinated debt and, accordingly, for debt seniority purposes, they rank behind ordinary debt.

The breakdown of this heading in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate, is disclosed in Appendix VIII.

The item “Subordinated Liabilities” in the accompanying consolidated balance sheets includes the issue of convertible subordinated obligations at a value of €2,000 million issued by BBVA in September 2009. These obligations have a 5% annual coupon, payable quarterly, and can be converted into Bank shares after the first year, at the Bank’s discretion, at each of the coupon payment dates, and by obligation on the date of their final maturity date, October 15, 2014. These obligations have been recognized as financial liabilities given that the number of Bank shares to be delivered is variable. The number of said shares will be that value at the date of conversion (determined based on the quoted value of the five sessions preceding the conversion) is equal to the nominal value of the obligations.

23.4.3.2.  Preferred securities

The breakdown by issuer of this heading in the accompanying consolidated balance sheets is as follows:

Preferred Securities by Issuer	2010	2009	2008
	Millions of euros

BBVA International, Ltd.(1)	500	500	500
BBVA Capital Finance, S.A.U.(1)	2,975	2,975	2,975
Banco Provincial, S.A	37	67	70
BBVA International Preferred, S.A.U.(2)	1,671	1,628	1,901
Phoenix Loan Holdings, Inc.	19	18	18

Total	5,202	5,188	5,464

(1)	Traded on the Spanish AIAF market,

(2)	Traded on the London Stock Exchange and New York Stock Exchanges,

These issues were fully subscribed by third parties outside the Group and are wholly or partially redeemable at the issuer company’s option after five or ten years from the issue date, depending on the terms of each issue.

Of the above, the issuances of BBVA International, Ltd., BBVA Capital Finance, S.A.U. and BBVA International Preferred, S.A.U., are subordinately guaranteed by the Bank.

In 2009, there was a partial exchange of three issues of preferred securities of the company BBVA International Preferred, S.A.U. for two new preferred securities in the same company. As a result of said exchange, two issues in euros at €801 million and another in pounds sterling at 369 million pounds, which were substituted with one issue in euros at €645 million and another in pounds sterling at 251 million pounds. The debt instruments issued have substantially different conditions than those amortized in terms of their current value. Therefore, the Group recognized gains of €228 million in the heading “Net gains (losses) on financial assets and liabilities” in the accompanying consolidated income statements for 2009 (see Note 44).

The breakdown of the issues of preferred securities in the accompanying consolidated balance sheets, disregarding valuation adjustments, by currency of issuance and interest rate of the issues, is disclosed in Appendix VIII.

23.5.  Other financial liabilities

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Other Financial Liabilities	2010	2009	2008
	Millions of euros

Creditors for other financial liabilities	2,295	1,776	3,191
Collection accounts	2,068	2,049	2,077
Creditors for other payment obligations	1,829	1,799	1,526
Dividend payable but pending payment	404	—	626

Total	6,596	5,624	7,420

As of December 31, 2010 and 2008, the “Dividend payable but pending payment” from the table above corresponds to the third interim dividend against the 2010 and 2008 results, paid in January of the following years, (see Note 4). As of December 31, 2009, said heading did not include the third interim dividend, as it was paid in December 2009.

24.	LIABILITIES UNDER INSURANCE CONTRACTS

The breakdown of the balance of this item in the accompanying consolidated balance sheets was as follows:

Liabilities under Insurance Contracts
Technical Reserve and Provisions	2010	2009	2008
	Millions of euros

Mathematical reserves	6,766	5,994	5,503
Provision for unpaid claims reported	759	712	640
Provisions for unexpired risks and other provisions	509	480	428

Total	8,034	7,186	6,571

25.	PROVISIONS

The details of the balance of this heading in the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 are as follows:

Provisions. Breakdown by Concepts	2010	2009	2008
	Millions of euros

Provisions for pensions and similar obligations	5,980	6,246	6,359
Provisions for taxes and other legal contingencies	304	299	263
Provisions for contingent exposures and commitments	264	243	421
Other provisions	1,774	1,771	1,635

Total	8,322	8,559	8,678

The changes in 2010, 2009 and 2008 in the balances of this heading in the accompanying consolidated balance sheets are as follows:

Provisions for Pensions and Similar Obligations.
Changes Over the Period	Notes	2010	2009	2008
		Millions of euros

Balance at the beginning		6,246	6,359	5,967
Add -
Charge to income for the year		607	747	1,229
Interest expenses and similar charges	39.2	259	274	254
Personnel expenses	46.1	37	44	56
Provision expenses		311	429	919
Charges to reserves(*)	26.2	63	146	63
Transfers and other changes		16	111	65
Less -
Payments		(815)	(980)	(828)
Amount used and other changes		(137)	(137)	(137)

Balance at the end		5,980	6,246	6,359

(*)	Correspond to actuarial losses (gains) arising from certain defined-benefit post-employment commitments recognized in “Reserves” in the consolidated balance sheets (see Note 2.2.3.).

Provisions for Contingent Exposures and Commitments.
Changes Over the Period	2010	2009	2008
	Millions of euros

Balance at beginning	243	421	546
Add -
Charge to income for the year	62	110	97
Transfers and other changes	5	—	—
Less -
Available funds	(40)	(280)	(216)
Amount used and other variations	(6)	(8)	(6)

Balance at the end	264	243	421

Provisions for Taxes, Legal Contingents and Other Provisions
Changes Over the Period	2010	2009	2008
	Millions of euros

Balance at beginning	2,070	1,898	1,829
Add -
Charge to income for the year	145	152	705
Acquisition of subsidiaries	—	—	—
Transfers and other changes	41	360	254
Less -
Available funds	(90)	(103)	(245)
Amount used and other variations	(88)	(237)	(645)
Disposal of subsidiaries	—	—	—

Balance at the end	2,078	2,070	1,898

26.	PENSIONS AND OTHER COMMITMENTS

As described in Note 2.2.12, the Group has assumed both defined-benefit and defined-contribution post-employment commitments with its employees; the proportion of defined-contribution plans is gradually increasing, mainly due to new hires.

26.1.  PENSION COMMITMENTS THROUGH DEFINED-CONTRIBUTION PLANS

The commitments with employees for pensions in post-employment defined-contribution plans correspond to current contributions the Group makes every year on behalf of active employees. These contributions are accrued and charged to the consolidated income statement in the corresponding financial year (see Note 2.2.12). No liability is therefore recognized in the accompanying consolidated balance sheets.

The amounts registered under this item in the accompanying consolidated income statements for contributions to these plans in 2010, 2009 and 2008 were €84, €68 and €71 million, respectively (see Note 46.1).

26.2	PENSION COMMITMENTS THROUGH DEFINED-BENEFIT PLANS AND OTHER LONG-TERM BENEFITS

Pension commitments in defined-benefit plans correspond mainly to employees who have retired or taken early retirement from the Group and to certain groups of employees still active in the Group in the case of pension benefits, and to the majority of active employees in the case of permanent incapacity and death benefits.

The breakdown of the BBVA Group’s aggregate amounts for pension commitments in defined-benefit plans and other post-employment commitments (such as early retirement and welfare benefits) registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets for the last five years, are as follows.

Commitments and Plan Assets in Defined-Benefit Plans
and Other Post-Employment Commitments	2010	2009	2008	2007	2006
	Millions of euros

Pension and post-employment benefits	8,082	7,996	7,987	7,816	8,173
Assets and insurance contracts coverage	2,102	1,750	1,628	1,883	1,816
Net assets	—	—	—	(34)	—
Net liabilities(*)	5,980	6,246	6,359	5,967	6,357

(*)	Registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

The breakdown of the pension commitments in defined-benefit plans and other post-employment commitments as of December 31, 2010, 2009 and 2008, as well as the corresponding insurance contracts or coverage, distinguishing between employees in Spain and the rest of the BBVA, S.A. companies and branches abroad, is as follows.

Pensions and Early-Retirement
Commitments and Welfare	Commitments in Spain			Commitments Abroad			Total BBVA Group
Benefits: Spain and Abroad	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Post-employment benefits
Pension commitments	2,857	2,946	3,060	1,122	998	904	3,979	3,944	3,964
Early retirements	3,106	3,309	3,437	—	—	—	3,106	3,309	3,437
Post-employment welfare benefits	220	222	221	777	521	365	997	743	586
Total post-employment benefits(1)	6,183	6,477	6,718	1,899	1,519	1,269	8,082	7,996	7,987

Insurance contracts coverage
Pension commitments	430	455	436	—	—	—	430	455	436
Other plan assets
Pension commitments	—	—	—	1,052	953	891	1,052	953	891
Post-employment welfare benefits	—	—	—	620	342	301	620	342	301
Total plan assets and insurance contracts coverage(2)	430	455	436	1,672	1,295	1,192	2,102	1,750	1,628

Total net commitments(1) — (2)	5,753	6,022	6,282	227	224	77	5,980	6,246	6,359

of which:
Net assets	—	—	—	—	—	—	—	—	—
Net liabilities(*)	5,753	6,022	6,282	227	224	77	5,980	6,246	6,359

(*)	Registered under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets

Additionally, there are other commitments to employees, including long-service awards which are recognized under the heading “Other provisions” in the accompanying consolidated balance sheets (see Note 25). These amounted to €39 million, €39 million and €36 million as of December 31, 2010, 2009 and 2008, respectively, of which €11 million, €13 million and €11 million correspond to Spanish companies and €28 million, €26 million and €25 million correspond to companies and branches abroad.

The balance of the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets as of December 31, 2010 included €209.3 million, for commitments for post-employment benefits maintained with previous members of the Board of Directors and the Bank’s Management Committee. No charges for those concepts were recognized in the consolidate income statements in 2010.

The aggregated total of the changes in all the net commitments from companies in Spain and abroad in 2010, 2009 and 2008 were as follows:

Net Commitments Spain and Abroad:	Commitments in Spain			Commitments Abroad			Total BBVA Group
Summary of Changes in the Period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	6,022	6,282	5,832	224	76	100	6,246	6,358	5,932
Interest costs	244	259	244	131	105	116	375	364	360
Expected return on plan assets	—	—	—	(116)	(90)	(106)	(116)	(90)	(106)
Current service cost	6	20	16	37	26	43	43	46	59
Cost for early retirements	296	430	1,004	9	—	—	305	430	1,004
Past service cost or changes in the plan	—	36	8	9	7	1	9	43	9
Benefits paid in the period	(815)	(980)	(828)	—	—	—	(815)	(980)	(828)
Acquisitions and divestitures	—	—	—	—	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	6	(88)	—	6	(88)
Contributions in the period	—	—	—	(137)	(55)	(50)	(137)	(55)	(50)
Actuarial gains and losses	(4)	3	4	72	146	59	68	149	63
Exchage differences	—	—	—	26	2	1	26	2	1
Other changes	4	(28)	2	(29)	1	—	(25)	(27)	2

Balance at the End	5,753	6,022	6,282	227	224	76	5,980	6,246	6,358

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.11) of the BBVA Group for the commitments in post-employment benefits in entities in Spain and abroad, are as follows:

Total Post-employments Benefits BBVA Group:
Income Statements and Equity Effects.	Notes	2010	2009	2008
	Millions of euros

Interest and similar expenses	39.1	259	274	254
Interest costs		375	364	360
Expected return on plan assets		(116)	(90)	(106)
Personnel expenses		127	132	143
Defined-contribution plan expense	46.1	84	68	71
Defined-benefit plan expense	46.1	37	44	56
Other personnel expenses — Welfare benefits		6	20	16
Provision — Pension funds and similar obligations	48	405	552	985
Pension funds	25	9	(5)	(83)
Early retirements	25	301	431	1,003
Other provisions		95	126	65
Total Effects in Income Statements: Debit (Credit)		791	958	1,382
Total Effects in Equity: Debit (Credit) to Reserves(*)		64	149	62

(*)	Correspond to actuarial losses (gains) arising from pension commitments and welfare benefits recognized in “Reserves”. For Early reitirements are recognized in the Income Statements (see Note 2.2.3.).

26.2.1  Commitments in Spain

The most significant actuarial assumptions used as of December 31, 2010, 2009 and 2008, to quantify these commitments are as follows:

Actuarial Assumptions
Commitments with Employees in Spain	2010	2009	2008

Mortality tables	PERM/F 2000P.	PERM/F 2000P.	PERM/F 2000P.
Discount rate (cumulative annual)	4.5%/AA Corporate Bond Yield Curve	4.5%/AA Corporate Bond Yield Curve	4.5%/AA Corporate Bond Yield Curve
Consumer price index (cumulative annual)	2%	2%	2%
Salary growth rate (cumulative annual)	At least 3% (depending on employee)	At least 3% (depending on employee)	At least 3% (depending on employee)
Retirement age
	First date at which the employees are entitled to retire or contractually
	agreed at the individual level in the case of early retirements

The breakdown of the various commitments to employees in Spain is as follows:

• Pension commitments in Spain

The breakdown of pension commitments in defined-benefit plans as of December 31, 2010, 2009 and 2008 is as follows:

Pension Commitments Spain	2010	2009	2008
	Millions of euros

Pension commitments to retired employees	2,765	2,847	2,852
Vested contingencies in respect of current employees	92	99	208

Total(*)	2,857	2,946	3,060

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanyng consolidated balance sheets

Insurance contracts have been contracted with insurance companies not related to the group to cover some pension commitments in Spain. These commitments are covered by assets and therefore are presented in the accompanying consolidated balance sheets for the net amount of the commitment less plan assets. As of December 31, 2010, 2009 and 2008, the plan assets related to the aforementioned insurance contracts (shown under the heading “Insurance contract cover”) equaled the amount of the commitments covered, therefore its net value was zero in the accompanying consolidated balance sheets.

The rest of commitments included in the previous table include defined-benefit commitments for which insurance has been contracted with BBVA Seguros, S.A. de Seguros y Reaseguros, which is 99.95% owned by the Group. The assets in which the insurance company has invested the amount of the policies cannot be considered plan assets under IAS 19 and are presented in the accompanying consolidated balance sheets under different headings of “assets”, depending on the classification of their corresponding financial instruments. The commitments are recognized under the heading “Provisions — Provisions for pensions and similar obligations” of the accompanying consolidated balance sheets (see Note 25).

• Early retirements in Spain

In 2010 the Group offered certain employees the possibility of taking early retirement before the age stipulated in the collective labor agreement in force. This offer was accepted by 683 employees (857 and 2.044 in 2009 and 2008, respectively).

The early retirements commitments in Spain as of December 31, 2010, 2009 and 2008 are recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25) in the accompanying consolidated balance sheets amounted to €3,106 million, €3,309 million and €3,437 million, respectively.

The cost of early retirements for the year was recognized under the heading “Provision Expense (Net) — Transfers to funds for pensions and similar obligations — Early retirements” in the accompanying consolidated income statements (see Note 48).

• Other long-term commitments with employees in Spain

The long-term commitments with employees include post-employment welfare benefits and other commitments with employees.

• Post-employment welfare benefits in Spain

The details of these commitments as of December 31, 2010, 2009 and 2008 are as follows:

Post-Employment Welfare Benefits Commitments in Spain	2010	2009	2008
	Millions of euros

Post-employment welfare benefit commitments to retired employees	180	183	181
Vested post-employment welfare benefit contingencies in respect of current employees	40	39	40

Total Commitments(*)	220	222	221

(*)	Recognized under the heading “Provisions-Provisions for pension and similar obligations” in the accompanyng consolidated balance sheets

•	Other commitments with employees — Long-service awards

In addition to the post-employment welfare benefits mentioned above, the Group maintained certain commitments in Spain with some employees, called “Long-service awards”. These commitments were for payment of a certain amount in cash and for the allotment of Banco Bilbao Vizcaya Argentaria S.A. shares, when these employees complete a given number of years of effective service. The Group has offered these employees the option to redeem the accrued value of such share benefits prior to the established date of seniority. The value of the long-service awards as of December 31, 2010 for employees who did not choose early settlement is recognized under the heading “Provisions — Other provisions” (Note 25) of the accompanying consolidated balance sheets as of December 31, 2010, 2009 and 2008 with the amount of €11 million, €13 million and €12 million, respectively.

Breakdown of changes in commitments with employees in Spain

The changes in the net commitments with employees in Spain in 2010, 2009 and 2008 were as follows:

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2010	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,491	3,309	222	6,022
Interest costs	107	127	10	244
Expected return on plan assets	—	—	—	—
Current service cost	4	—	2	6
Cost for early retirements	—	296	—	296
Past service cost or changes in the plan	—	—	—	—
Benefits paid in the period	(170)	(627)	(18)	(815)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	(9)	6	(1)	(4)
Exchage differences	—	—	—	—
Other changes	4	(5)	5	4

Balance at the End	2,427	3,106	220	5,753

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2009	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,624	3,437	221	6,282
Interest costs	114	135	10	259
Expected return on plan assets	—	—	—	—
Current service cost	18	—	2	20
Cost for early retirements	—	430	—	430
Past service cost or changes in the plan	31	—	5	36
Benefits paid in the period	(249)	(712)	(19)	(980)
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	2	4	(3)	3
Other changes	(49)	15	6	(28)

Balance at the End	2,491	3,309	222	6,022

Net Commitments in Spain :		Early	Welfare	Total
Changes in the Year 2008	Pensions	Retirements	Benefits	Spain
	Millions of euros

Balance at the Beginning	2,648	2,950	234	5,832
Interest costs	116	117	11	244
Expected return on plan assets	—	—	—	—
Current service cost	14	—	2	16
Cost for early retirements	—	1,004	—	1,004
Past service cost or changes in the plan	8	—	—	8
Benefits paid in the period	(167)	(618)	(43)	(828)
Acquisitions and divestitures	—	—	—	—
Effect of curtailments and settlements	—	—	—	—
Contributions in the period	—	—	—	—
Actuarial gains and losses	5	(2)	1	4
Exchage differences	—	—	—	—
Other changes	—	(14)	16	2

Balance at the End	2,624	3,437	221	6,282

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for commitments to post-employment benefits in Spain are as follows:

Post-employments Benefits in Spain
Income Statements and Equity Effects	2010	2009	2008
	Millions of euros

Interest and similar expenses	244	259	244
Personnel expenses	6	20	16
Provision (net) — Early retirements	301	431	1,003
Total Effects in Income Statements: Debit (Credit)	551	710	1,263

Total Effects in Equity: Debit (Credit) to Reserves(*)	(9)	2	5

26.2.2.  Commitments abroad:

The main post-employment commitments through defined-contribution plans with employees abroad correspond to those in Mexico, Portugal and the United States, which jointly represent 95% of the total commitments with employees abroad as of December 31, 2010, and 22% of the total commitments with employees in the Group as a whole as of December 31, 2010 (94% and 18%, respectively, as of December 31, 2009 and 94% and 15%, respectively, as of December 31, 2008).

As of December 31, 2010, the breakdown by country of the various commitments with employees of the BBVA Group abroad was as follows:

Post-Employment	Commitments			Plan Assets			Net Commitments
Commitments Abroad	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Pension Commitments
Mexico	508	398	387	519	424	436	(11)	(26)	(49)
Portugal	288	321	283	290	320	283	(2)	1	—
The United States	236	195	168	191	163	135	45	32	33
Rest of countries	90	84	66	52	46	37	38	38	29

Subtotal	1,122	998	904	1,052	953	891	70	45	13

Post-Employment Welfare Benefits
Mexico	766	511	360	620	342	301	146	169	59
Portugal	—	—	—	—	—	—	—	—	—
The United States	—	—	—	—	—	—	—	—	—
Rest of countries	11	10	4	—	—	—	11	10	4

Subtotal	777	521	364	620	342	301	157	179	63

Total	1,899	1,519	1,268	1,672	1,295	1,192	227	224	76

The changes in the net post-employment commitments with employees abroad in 2010 were as follows:

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2010	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	143	1	32	48	224
Interest cost	94	17	12	8	131
Expected return on plan assets	(87)	(13)	(13)	(3)	(116)
Current service cost	26	5	5	2	37
Cost for early retirements	—	9	—	—	9
Past service cost or changes in the plan	8	—	—	1	9
Benefits paid in the period	—	—	—	—	(0)
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	—	—	—	—	—
Contributions in the period	(114)	(17)	(2)	(3)	(137)
Actuarial gains and losses	45	19	9	(1)	72
Exchage differences	20	—	2	4	26
Other changes	(1)	(22)	1	(7)	(29)

Balance at the End	135	(2)	45	49	227

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2009	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	10	—	33	33	76
Interest cost	72	16	11	6	105
Expected return on plan assets	(65)	(13)	(10)	(2)	(90)
Current service cost	15	4	4	3	26
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	1	—	—	6	7
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	(5)	10	—	1	6
Contributions in the period	(12)	(29)	(12)	(2)	(55)
Actuarial gains and losses	127	13	7	(1)	146
Exchage differences	—	—	(1)	3	2
Other changes	—	—	—	1	1

Balance at the End	143	1	32	48	224

Net Commitments Abroad:			United	Rest of	Total
Changes in the Year 2008	Mexico	Portugal	States	Countries	Abroad
	Millions of euros

Balance at the Beginning	74	3	(6)	29	100
Interest cost	84	15	9	8	116
Expected return on plan assets	(78)	(13)	(12)	(3)	(106)
Current service cost	29	4	5	5	43
Cost for early retirements	—	—	—	—	—
Past service cost or changes in the plan	—	—	1	—	1
Benefits paid in the period	—	—	—	—	—
Acquisitions and divestitures	—	—	—	—	—
Effect of curtailments and settlements	(83)	—	(2)	(3)	(88)
Contributions in the period	(31)	(10)	(3)	(6)	(50)
Actuarial gains and losses	15	1	41	2	59
Exchage differences	—	—	—	1	1
Other changes	—	—	—	—	—

Balance at the End	10	—	33	33	76

In the tables above, “Benefits paid in the period” are presented net, as the difference between the commitments and plan assets for the same amount. These payments corresponding to 2010, amounted to €36 million for pensions in Mexico, €18 million for welfare benefits in Mexico, €16 million for pensions in Portugal and €8 million for pensions in the United States.

The net charges registered in the accompanying consolidated income statement and under the heading “Reserves” of the accompanying consolidated balance sheets (see Note 2.2.12) of the BBVA Group for commitments to post-employment benefits abroad are as follows:

Commitments with employees Abroad:
Income Statements and Equity Effects.	2010	2009	2008
	Millions of euros

Interest and similar expenses	15	15	10
Personnel expenses	37	24	40
Provisions (net)	9	(5)	(83)
Total Effects in Income Statements: Debit (Credit)	61	34	(33)

Total Effects in Equity: Debit (Credit) to Reserves(*)	73	147	57

• Commitments with employees in Mexico:

In Mexico, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial Assumptions in Mexico	2010	2009	2008

Mortality tables	EMSSA 97	EMSSA 97	EMSSA 97
Discount rate (cumulative annual)	8.75%	9.25%	10.25%
Consumer price index (cumulative annual)	3.75%	3.75%	3.75%
Medical cost trend rate	6.75%	6.75%	6.75%
Expected rate of return on plan assets	9.00%	9.40%	9.75%

• Pension commitments in Mexico

The changes of these commitments and plan assets in 2010, for all Group’s companies in Mexico, were as follows:

Pension Commitments and Plan Assets	Commitments			Plan Assets			Net Commitments
in Mexico: Changes in the period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	398	387	584	424	436	572	(26)	(49)	12
Interest cost	40	35	49	—	—	—	40	35	49
Expected return on plan assets	—	—	—	42	37	48	(42)	(37)	(48)
Current service cost	7	4	15	—	—	—	7	4	15
Past service cost or changes in the plan	8	1	—	—	—	—	8	1	—
Benefits paid in the period	(36)	(31)	(31)	(36)	(31)	(31)	(0)	—	—
Effect of curtailments and settlements	—	(1)	(66)	—	—	—	—	(1)	(66)
Contributions in the period	—	—	—	45	3	8	(45)	(3)	(8)
Actuarial gains and losses	33	30	(47)	66	6	(37)	(33)	24	(10)
Exchage differences	57	6	(88)	61	6	(95)	(4)	—	7
Other changes	—	(33)	(29)	(83)	(33)	(29)	83	—	—

Balance at the End	508	398	387	519	424	436	(11)	(26)	(49)

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010, the return on plan assets amounts to €108 million.

As of December 31, 2010 the plan assets for these commitments were all in debt securities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

On December 2008, a new defined-contribution plan was put in place in Mexico on a voluntary basis; it substitutes the current defined-benefit plan commitments. Approximately 70% of the workforce opted to sign up for the new plan, triggering a decrease in the pension obligations included in the changes in commitments in 2009.

• Post-employment welfare benefits in Mexico

The changes in these commitments and plan assets in 2010 for all Groups’ companies in Mexico were as follows:

Welfare Benefits Commitments and
Plan Assets in Mexico: Changes in the	Commitments			Plan Assets			Net Commitments
period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	511	360	416	342	301	354	169	59	62
Interest costs	54	37	35	—	—	—	54	37	35
Expected return on plan assets	—	—	—	45	28	30	(45)	(28)	(30)
Current service cost	19	11	14	—	—	—	19	11	14
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(18)	(18)	(19)	(18)	(18)	(19)	—	—	—
Effect of curtailments and settlements	—	(4)	(17)	—	—	—	—	(4)	(17)
Contributions in the period	—	—	—	69	9	23	(69)	(9)	(23)
Actuarial gains and losses	127	119	2	49	16	(23)	78	103	25
Exchage differences	73	6	(71)	49	6	(64)	24	—	(7)
Other changes	—	—	—	84	—	—	(84)	—	—

Balance at the End	766	511	360	620	342	301	146	169	59

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010, the return on plan assets for the post-employment welfare benefits commitments amounts to €94 million.

The plan assets for these commitments are all in debt securities.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The sensitivity analysis to changes in medical cost trend rates costs for 2010 is as follows:

	1%	1%
Welfare Benefits in Mexico. Sensitivity Analysis	Increase	Decrease
	Millions of euros

Increase/Decrease in current service cost and interest cost	21	(16)
Increase/Decrease in commitments	155	(121)

• Pension Commitments in Portugal:

In Portugal, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial Assumptions in Portugal	2010	2010	2009

Mortality tables	TV88/90	TV88/90	TV88/90
Discount rate (cumulative annual)	5.35%	5.35%	5.90%
Consumer price index (cumulative annual)	1.75%	2.00%	2.00%
Salary growth rate (cumulative annual)	2.75%	3.00%	3.00%
Expected rate of return on plan assets	4.40%	4.50%	4.60%

The changes to these commitments and plan assets in 2010, for all the Group’s companies in Portugal, were as follows:

Pensions Net Commitments in
Portugal:	Commitments			Plan Assets			Net Commitments
Changes in the period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	321	283	295	320	283	292	1	—	3
Interest cost	17	16	15	—	—	—	17	16	15
Expected return on plan assets	—	—	—	13	13	13	(13)	(13)	(13)
Current service cost	5	4	4	—	—	—	5	4	4
Cost for early retirements	9	—	—	—	—	—	9	—	—
Past service cost or changes in the plan	—	—	—	—	—	—	—	—	—
Benefits paid in the period	(16)	(16)	(15)	(16)	(16)	(15)	—	—	—
Effect of curtailments and settlements	—	10	—	—	—	—	—	10	—
Contributions in the period	—	—	—	17	29	10	(17)	(29)	(10)
Actuarial gains and losses	(25)	24	(16)	(44)	11	(17)	19	13	1
Exchage differences	—	—	—	—	—	—	—	—	—
Other changes	(22)	—	—	—	—	—	(22)	—	—

Balance at the End	288	321	283	290	320	283	(2)	1	—

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010 the return on plan assets related to these pension commitments reached -31 million euros.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The distribution of the main categories of plan assets related to these commitments as of 31 December, 2010, 2009 and 2008 for all Group’s companies in Portugal was as follows:

	Percentage
Plan Assets Categories in Portugal	2010	2009	2008

Equity instruments	—	—	8.7
Debt securities	91.5	93.2	85.3
Property, Land and Buildings	0.5	—	0.5
Cash	8.0	5.2	3.6
Other investments	—	1.6	1.9

• Pension commitments in the United States:

In the United States, the main actuarial assumptions used in quantifying the commitments with employees as of December 31, 2010, 2009 and 2008, were as follows:

Post-Employment Actuarial
Assumptions in the United States	2010	2009	2008

Mortality tables	RP 2000 Projected	RP 2000 Projected	RP 2000 Projected
Discount rate (cumulative annual)	5.44%	5.93%	6.92%
Consumer price index (cumulative annual)	2.50%	2.50%	2.50%
Salary growth rate (cumulative annual)	3.50%	3.50%	4.00%
Expected rate of return on plan assets	7.50%	7.50%	7.50%

The changes of these commitments and plan assets in 2010, for all Group’s companies in United States, were as follows:

Pensions Net Commitments in the
United States	Commitments			Plan Assets			Net Commitments
Changes in the Period	2010	2009	2008	2010	2009	2008	2010	2009	2008
	Millions of euros

Balance at the Beginning	195	168	162	163	135	168	32	33	(6)
Interest cost	12	11	9	—	—	—	12	11	9
Expected return on plan assets	—	—	—	13	10	12	(13)	(10)	(12)
Current service cost	5	4	5	—	—	—	5	4	5
Past service cost or changes in the plan	—	—	1	—	—	—	—	—	1
Benefits paid in the period	(7)	(6)	(7)	(7)	(6)	(7)	—	—	—
Effect of curtailments and settlements	—	—	(2)	—	—	—	—	—	(2)
Contributions in the period	—	—	—	2	12	3	(2)	(12)	(3)
Actuarial gains and losses	16	24	(9)	7	17	(50)	9	7	41
Exchage differences	14	(6)	9	12	(5)	9	2	(1)	—
Other changes	1	—	—	—	—	—	1	—	—

Balance at the End	236	195	168	191	163	135	45	32	33

The plan assets related to these commitments are to be used directly to settle the vested obligations and meet the following conditions: They are not owned by the Group entities; they are available only to pay post-employment benefits; and they cannot be returned to the Group entities. In 2010 the return on plan assets related to these pension commitments reached €20 million.

The vested obligations related to these commitments are presented in the accompanying consolidated balance sheets net of the plan assets for these commitments recognized under the heading “Provisions — Provisions for pensions and similar obligations” (see Note 25).

The distribution of the main category of plan assets related to these commitments as of 31 December, 2010, 2009 and 2008 for all the companies in the United States was as follows:

Plan Assets Categories for
Pension Commitments in the United	Percentage
States	2010	2009	2008

Equity instruments	62.4	63.6	52.7
Debt securities	35.7	35.1	46.0
Property, Land and Buildings	—	—	—
Cash	1.9	1.3	1.3
Other investments	—	—	—

26.2.3	Estimated future payments for commitments with employees in the BBVA Group

The estimated benefit payments in millions of euros over the next 10 years for all the companies in Spain, Mexico, Portugal and the United States are as follows:

Expected Future Benefits for
Post-Employment Commitments	2011	2012	2013	2014	2015	2016-2020
	Millions of euros

Pensions Spain	791	734	688	637	580	1,939
Early retirement Spain	596	541	497	448	392	1,043
Pension Mexico	60	59	61	65	70	441
Pensions Portugal	17	17	17	17	17	84
Pensions The United States	8	9	10	11	12	72

Total	876	819	776	730	679	2,536

27.	COMMON STOCK

The BBVA Board of Directors, at its meeting on November 1, 2010, under the delegation conferred by the AGM held on March 13, 2009, agreed to a BBVA capital increase (including the pre-emptive subscription right for former shareholders) that was completed for a nominal amount of €364,040,190.36, with the issue and release into circulation of 742,939,164 new ordinary shares of the same class and series as the previously existing ones, with a par value of €0.49 each and represented through book-entry accounts. The subscription price of the new shares was €6.75 per share, of which forty-nine euro cents (€0.49) corresponded to the par value and six euros and twenty-six cents (€6.26) corresponded to the share premium (Note 28), therefore, the total effective amount of the common stock increase was €5,014,839,357.

After the aforementioned capital increase, BBVA’s share capital, as of December 31, 2010 amounted to €2,200,545,059.65, divided into 4,490,908,285 fully subscribed and paid-up registered shares, all of the same class and series, at €0.49 par value each, represented through book-entry accounts.

All BBVA shares carry the same voting and dividend rights and no single stockholder enjoys special voting rights. There are no shares that do not represent an interest in the Bank’s common stock.

BBVA shares are traded on the continuous market in Spain, as well as on the London and Mexico stock markets. American Depositary Shares (ADSs) traded on the New York Stock Exchange are also traded on the Lima Stock Exchange (Peru), under an exchange agreement between these two markets.

Also, as of December 31, 2010, the shares of BBVA Banco Continental, S.A., Banco Provincial S.A., BBVA Colombia, S.A., BBVA Chile, S.A., BBVA Banco Frances, S.A. and AFP Provida were listed on their respective local stock markets, the last two also being listed on the New York Stock Exchange. BBVA Banco Frances, S.A. is also listed on the Latin American market of the Madrid Stock Exchange.

As of December 31, 2010, Manuel Jove Capellán owned 5.07% of BBVA common stock through the company Inveravante Inversiones Universales, S.L.

Furthermore, as of December 31, 2010, State Street Bank and Trust Co., Chase Nominees Ltd. and The Bank of New York Mellon, S.A. NV, in their capacity as international custodian/depositary banks, held 7.22%, 5.95% and 3.65% of BBVA common stock, respectively. Of said positions held by the custodian banks, there are no individual shareholder with direct or indirect holdings greater than or equal to 3% of the BBVA common stock, except in the case of the Blackrock Inc. company that, on February 4, 2010, reported to the Spanish Securities and Exchange Commission (CNMV) that, as a result of the acquisition on December 1, 2009 of the Barclays Global Investors (BGI) company, now has an indirect holding of BBVA common stock totaling 4.45% through the Blackrock Investment Management company.

BBVA is not aware of any direct or indirect interests through which ownership or control of the Bank may be exercised.

BBVA has not been notified of the existence of any agreements between shareholders to regulate the exercise of voting rights at the Bank’s AGMs, or to restrict or place conditions upon the free transferability of BBVA shares. The Bank is also not aware of any agreement that might result in changes in the control of the issuer.

The AGM held on March 13, 2009, under the fifth point of the Agenda, resolved to confer authority on the Board of Directors, pursuant to article 153.1.b) of the Corporations Act (now Article 297.1b) of the Corporations Act), to resolve to increase the common stock on one or several occasions up to the maximum nominal amount representing 50% of the Company’s common stock that is subscribed and paid up on the date on which the resolution is adopted, i.e., €918,252,434.60. Article 159.2 of the Corporations Act (now Article 506 of the Corporations Act) empowers the Board to exclude the pre-emptive subscription right in relation to these share issues, under the terms and with the limitations of the aforementioned agreement. The directors have five years from the date of the adoption of the agreement by the General Meeting, i.e. March 13, 2009, to perform this common stock increase.

On the signing of this agreement, the Board of Directors agreed on a share capital increase of the Bank with the pre-emptive subscription right, as described above, on November 1, 2010. The Board of Directors, at its meeting on July 27, 2009, agreed to a share capital increase for the amount required to address the conversion of the convertible obligations agreed upon on said date, as described below. This will be carried out through the issue and release into circulation of up to 444,444,445 ordinary shares with a par value of €0.49 each and without prejudice to the adjustments that may arise according to the anti-dilution mechanisms.

At the AGM held on March 14, 2008 the shareholders resolved to delegate to the Board of Directors for a five-year period the right to issue bonds, convertible and/or exchangeable into Bank shares for a maximum total of €9,000 million. The powers include the right to establish the different aspects and conditions of each issue, including the power to exclude pre-emptive subscription right of shareholders in accordance with the Corporations Act (now the Corporations Act), to determine the basis and methods of conversion and to increase capital stock in the amount considered necessary. In virtue of said authorization, the Board of Directors, at its meeting on July 27, 2009, agreed to proceed to the issue of convertible obligations for an amount of €2,000 million with the exclusion of the pre-emptive subscription right (see Note 23.4), as well as the corresponding Bank’s share capital increase needed to address the conversion of said convertible obligations, on the basis of the conferral to the Board of Directors to increase share capital, as adopted by the aforementioned AGM held on March 13, 2009.

Previously, the AGM held on March 18, 2006 had agreed to delegate to the Board of Directors the faculty to issue, within a maximum legal period of five years as of said date, on one or several occasions, directly or through subsidiary companies fully underwritten by the Bank, any kind of debt instruments through debentures, any class of bonds, promissory notes, any class of commercial paper or warrants, which may be totally or partially exchangeable for equity that the Company or another company may already have issued, or via contracts for difference (CFD), or any other senior or secured nominative or bearer debt securities (including mortgage-backed bonds) in euros or any other currency that can be subscribed in cash or kind, with or without the incorporation of rights to the securities (warrants), subordinated or not, with a limited or open-ended term. The total maximum nominal amount authorized is €105,000 million. This amount was increased by €30,000 million by the Ordinary General Stockholders’ Meeting held on March 16, 2007, by €50,000 million by the AGM on March 14 2008, and by an additional €50,000 million by the AGM on March 13, 2009. Accordingly, the maximum total nominal amount delegated by the General Meeting was €235,000 million.

28.	SHARE PREMIUM

The amounts under this heading in the accompanying consolidated balance sheets total €17,104, €12,453 and €12,770 million as of 31 December, 2010, 2009 and 2008, respectively.

The change in the amount in 2010 is due to the share premium of the aforementioned capital increase.

The change in the balance in 2009 is the result of a charge of €317 million corresponding to the payment to shareholders on April 20, 2009 as a complement to dividends for 2008, which was approved at the AGM on March 13, 2009.

This payment consisted in a total of 60,451,115 treasury stock (see Note 30) at one (1) share for each sixty-two (62) held by shareholders at market close on April 9, 2009. These shares are valued at €5.25 each (the average weighted price per share of Banco Bilbao Vizcaya Argentaria, S.A. in the Spanish stock market (continuous market) on March 12, the day before that of the AGM mentioned above.

The amended Spanish Corporation Act expressly permits the use of the share premium balance to increase capital and establishes no specific restrictions as to its use.

29.	RESERVES

The breakdown of the balance of this heading in the accompanying consolidated balance sheets was as follows:

Reserves. Breakdown by concepts	2010	2009	2008
	Millions of euros

Legal reserve	367	367	367
Restricted reserve for retired capital	88	88	88
Restricted reserve for Parent Company shares	456	470	604
Restricted reserve for redenomination of capital in euros	2	2	2
Revaluation Royal Decree-Law 7/1996	32	48	82
Voluntary reserves	4,168	2,918	1,927
Consolidation reserves attributed to the Bank and dependents consolidated companies	9,247	8,181	6,340

Total	14,360	12,074	9,410

29.1.  LEGAL RESERVE

Under the amended Corporations Act, 10% of any profit made each year must be transferred to the legal reserve until the balance of this reserve reaches 20% of the share capital. This limit of 20% of share capital had already been reached BBVA as of December 31, 2010, once the proposal for applying the 2010 earnings was considered (see Note 4). The legal reserve may also be used to increase the share capital in the part exceeding the 10% of the capital already increased.

Until the legal reserve exceeds 20% of capital, it can only be used to offset losses, provided that sufficient other reserves are not available for this purpose.

29.2.  RESTRICTED RESERVES

BBVA has recognized a restricted reserve resulting from the reduction of the nominal value of each share in April 2000, and another restricted reserve resulting from the amount of treasury stock held by the Bank at each period-end, as well as by the amount of customer loans outstanding at those dates that were granted for the purchase of, or are secured by, the Bank’s shares.

Finally, pursuant to Law 46/1998 on the introduction of the euro, a restricted reserve is recognized as a result of the rounding effect of the redenomination of the share capital in euros.

29.3.	REVALUATION OF ROYAL DECREE-LAW 7/1996 (REVALUATION AND REGULARIZATION OF THE BALANCE SHEET)

Prior to the merger, Banco de Bilbao, S.A. and Banco de Vizcaya, S.A. availed themselves of the legal provisions applicable to the regularization and revaluation of balance sheets. Thus, on December 31, 1996, Banco Bilbao Vizcaya, S.A. revalued its tangible assets pursuant to Royal Decree-Law 7/1996 of June 7 by applying the maximum coefficients authorized, up to the limit of the market value arising from the existing valuations. The resulting increases in the cost and depreciation of tangible fixed assets were calculated and allocated as follows:

Revaluation and Regularization of the Balance Sheet	2010	2009	2008
	Millions of euros

Legal revaluations and regularizations of tangible assets:
Cost	187	187	187
Less:
Single revaluation tax (3%)	(6)	(6)	(6)
Balance as of December 31, 1999	181	181	181

Rectification as a result of review by the tax authorities in 2000	(5)	(5)	(5)
Transfer to voluntary reserves	(144)	(128)	(94)

Total	32	48	82

Following the review of the balance of the “Revaluation Reserve pursuant to Royal Decree-Law 7/1996”, June 7, account by the tax authorities in 2000, this balance could only be used, free of tax, to offset recognized losses and to increase share capital until January 1, 2007. From that date, the remaining balance of this account can also be allocated to unrestricted reserves, provided that the surplus has been depreciated or the revalued assets have been transferred or derecognized. As of December 31, 2010, 2009 and 2008, the balance of restricted reserves (not yet classified as unrestricted reserves) amounted to €32, €48 million and €82 million, respectively.

29.4.  RESERVES (LOSSES) BY ENTITY

The breakdown, by company or corporate group, of the item “Reserves” in the accompanying consolidated balance sheets is as follows:

Reserves Assigned to the Consolidation Process	2010	2009	2008
	Millions of euros

Accumulated reserves (losses)
BBVA, S.A. (Reserves asigned to the holding company)	4,760	1,676	1,516
Grupo BBVA Bancomer	4,306	4,022	3,489
Grupo Chile	540	419	248
Grupo BBVA Banco Provincial	593	413	198
Grupo BBVA Continental	183	127	95
Grupo BBVA Puerto Rico	5	72	44
Grupo BBVA USA Bancshares	(960)	71	(84)
Grupo BBVA Portugal	(207)	(207)	(220)
Grupo BBVA Colombia	(144)	(209)	(264)
Grupo BBVA Banco Francés	(113)	(139)	(305)
BBVA Seguros, S.A.	1,275	1,052	862
Corporacion General Financiera, S.A.	1,356	1,229	979
BBVA Luxinvest, S.A.	1,231	1,239	1,232
Cidessa Uno, S.L.	1,016	746	298
Anida Grupo Inmobiliario, S.L.	377	401	380
BBVA Suiza, S.A.	249	233	222
Bilbao Vizcaya Holding, S.A.	150	166	150
BBVA Panamá, S.A.	147	118	108
BBVA Ireland Public Limited Company	144	103	103
Almacenes Generales de Deposito, S.A.E.	—	105	97
Compañía de Cartera e Inversiones, S.A.	141	123	121
Anida Desarrollos Singulares, S.L.	(299)	(21)	—
Participaciones Arenal, S.L.	(181)	(181)	(182)
Anida Operaciones Singulares, S.L.	(117)	(1)	—
BBVA Propiedad F.I.I.	(116)	(12)	(11)
Compañía Chilena de Inversiones, S.L.	(87)	(135)	(135)
Finanzia, Banco de Crédito, S.A.	(49)	146	144
Rest	105	211	(288)

Subtotal	14,305	11,766	8,801

Reserves (losses) of entities accounted for using the equity method:
Grupo CITIC	93	31	151
Tubos Reunidos, S.A.	52	51	53
Corp. IBV Participaciones Empresariales, S.A.	4	249	437
Part. Servired, Sdad.Civil	12	24	8
Occidental Hoteles Management, S.L.	(44)	(13)	(3)
Hestenar, S.L.	(15)	(2)	(0)
Rest	(47)	(31)	(37)

Subtotal	55	309	609

Total Reserves	14,360	12,075	9,410

For the purpose of allocating the reserves and accumulated losses at the consolidated companies shown in the above table, the transfers of reserves arising from the dividends paid and transactions between these companies are taken into account in the period in which they took place.

As of December 31, 2010, 2009 and 2008, €2,612 million, €2,140 and 2,217 million, respectively, in the individual financial statements of the subsidiaries were restricted reserves.

30.	TREASURY STOCK

In 2010, 2009 and 2008 the Group companies performed the following transactions with shares issued by the Bank:

	2010		2009		2008
	Number of	Millions of	Number of	Millions of	Number of	Millions of
Treasury Stock	Shares	Euros	Shares	Euros	Shares	Euros

Balance at beginning	16,642,054	224	61,539,883	720	15,836,692	389
+ Purchases	821,828,799	7,828	688,601,601	6,431	1,118,942,855	14,096
− Sales and other changes	(780,423,886)	(7,545)	(733,499,430)	(6,835)	(1,073,239,664)	(13,745)
+/− Derivatives over BBVA shares	—	45	—	(92)	—	(20)

Balance at the end	58,046,967	552	16,642,054	224	61,539,883	720

Of which:
Held by BBVA	2,838,798	83	8,900,623	128	4,091,197	143
Held by Corporación General Financiera, S.A.	55,207,640	469	7,740,902	96	57,436,183	577
Held by other subsidiaries	529		529		12,503
Average purchase price in euros	9.53		9.34		12.60
Average selling price in euros	9.48		8.95		12.52
Net gain or losses on transactions (Shareholder’s funds-Reserves)		(106)		(238)		(172)

The amount under the heading of “Sales and other changes” in the above table in 2009 includes the allocation of treasury stock to the shareholders as an additional remuneration to complement the dividends for 2008 (see Note 28).

The percentages of treasury stock held by the Group in 2010, 2009 and 2008 were as follows:

	2010		2009		2008
Treasury Stock	Min	Max	Min	Max	Min	Max

% treasury stock	0.352%	2.396%	0.020%	2.850%	0.318%	3.935%

The number of shares of BBVA accepted in pledge as of December 31, 2010, 2009 and 2008 was as follows:

Shares of BBVA Accepted in Pledge	2010	2009	2008

Number of shares in pledge	107,180,992	92,503,914	98,228,254
Nominal value	0.49	0.49	0.49
% of share capital	2.39%	2.47%	2.62%

The number of BBVA shares owned by third parties but managed by a company in the Group as of December 31, 2010, 2009 and 2008 was as follows:

Shares of BBVA Owned by Third Parties but
Managed by the Group	2010	2009	2008

Number of shares property of third parties	96,107,765	82,319,422	104,534,298
Nominal value	0.49	0.49	0.49
% of share capital	2.14%	2.20%	2.79%

31.	VALUATION ADJUSTMENTS

The breakdown of the balance under this heading in the accompanying consolidated balance sheets is as follows:

Valuation Adjustments	Notes	2010	2009	2008
	Millions of euros

Available-for-sale financial assets	12.4	333	1,951	931
Cash flow hedging		49	188	207
Hedging of net investments in foreign transactions		(158)	219	247
Exchange differences	2.2.16	(978)	(2,236)	(2,231)
Non-current assets held for sale		—	—	—
Entities accounted for using the equity method		(16)	(184)	(84)
Other valuation adjustments		—	—	—

Total		(770)	(62)	(930)

The balances recognized under these headings are presented net of tax.

32.	NON-CONTROLLING INTEREST

The breakdown by consolidated company of the balance under the heading “Non-controlling interests” of total equity in the accompanying consolidated balance sheets was as follows:

Non-Controlling Interest	2010	2009	2008
	Millions of euros

BBVA Colombia Group	36	30	26
BBVA Chile Group	375	280	194
BBVA Banco Continental Group	501	391	278
BBVA Banco Provincial Group	431	590	413
BBVA Banco Francés Group	161	127	88
Other companies	52	45	50

Total	1,556	1,463	1,049

These amounts are broken down by consolidated company under the heading “Net income attributed to non-controlling interests” in the accompanying consolidated income statements:

Net Income atributed to Non-Controlling Interests	2010	2009	2008
	Millions of euros

BBVA Colombia Group	8	6	5
BBVA Chile Group	89	64	31
BBVA Banco Continental Group	150	126	97
BBVA Banco Provincial Group	98	148	175
BBVA Banco Francés Group	37	33	44
Other companies	7	8	13

Total	389	385	365

33.	CAPITAL BASE AND CAPITAL MANAGEMENT

Capital base

Bank of Spain Circular 3/2008, of 22 May 2008, modified by Circular 9/2010 of 22 December 2010, on the calculation and control of minimum capital base requirements, and subsequent amendments, regulates the minimum capital base requirements for Spanish credit institutions — both as individual entities and as consolidated groups— and how to calculate them, as well as the various internal capital adequacy assessment processes they should have in place and the information they should disclose to the market.

Circular 3/2008 and subsequent amendments implement Spanish legislation on capital base and consolidated supervision of financial institutions, as well as adapting Spanish law to the relevant European Union Directives, in compliance with the Accord by the Basel Committee on Banking Supervision (Basel II).

The minimum capital base requirements established by Circular 3/2008 are calculated according to the Group’s exposure to credit and dilution risk, counterparty and liquidity risk relating to the trading portfolio, exchange rate risk and operational risk. In addition, the Group must fulfill the risk concentration limits established in said Circular and the internal Corporate Governance obligations.

As of December 31, 2010, 2009 and 2008, the Group’s capital exceeded the minimum capital base level required by regulations in force on each date as shown below:

Capital Base	2010(*)	2009	2008
	Millions of euros

Basic equity	34,352	27,114	22,107
Common Stock	2,201	1,837	1,837
Parent company reserves	28,738	20,892	21,394
Reserves in consolidated companies	1,720	1,600	(626)
Non-controlling interests	1,325	1,245	928
Other equity instruments	7,175	7,130	5,391
Deductions (Goodwill and others)	(10,331)	(8,177)	(9,998)
Attributed net income (less dividends)	3,526	2,587	3,181
Additional equity	7,472	12,116	12,543
Other deductions	(4,477)	(2,133)	(957)
Additional equity due to mixed group(**)	1,291	1,305	1,129
Total Equity	38,639	38,402	34,822

Minimum equity required	25,066	23,282	24,124

(*)	Provisional data.

(**)	Mainly insurance companies in the Group.

The results of the stress tests of European financial institutions, published on July 23, 2010, suggested that the BBVA Group will maintain its current solvency levels in 2011, even in the most adverse scenario that incorporates the additional impact of a possible sovereign risk crisis.

Capital management

Capital management in the Group has a twofold aim: to preserve the level of capitalization, in accordance with the business objectives in all the countries in which it operates; and, at the same time, to maximize the return on shareholders’ funds through the efficient allocation of capital to the different units, good management of the balance sheet and appropriate use of the various instruments forming the basis of the Group’s equity: stock, preferential stock and subordinate debt.

This capital management is carried out in accordance with the criteria of the Bank of Spain Circular 3/2008 and subsequent amendments both in terms of determining the capital base and the solvency ratios. This regulation allows each entity to apply its own internal ratings based (IRB) approach to risk and capital management.

The Group carries out an integrated management of these risks, in accordance with its internal policies (see Note 7) and its internal capital estimation model has received the Bank of Spain’s approval for certain portfolios.

Capital is allocated to each business area (see Note 6) according to economic risk capital (ERC) criteria, which are based on the concept of unexpected loss with a specific confidence level, as a function of a solvency target determined by the Group. This target is established at two levels: Core equity: which determines the allocated capital and serves as a reference to calculate the return generated on equity (ROE) by each business; and total capital, which determines the additional allocation in terms of subordinate debt and preferred securities.

Because of its sensitivity to risk, ERC is an element linked to policies for managing the actual businesses. The procedure provides a harmonized basis for assigning capital to businesses according to the risks incurred and makes it easier to compare returns. The calculation of the CaR combines credit risk, market risk, structural risk associated with the balance sheet equity positions, operational risk, fixed assets risks and technical risks in the case of insurance companies. These calculations are carried out using internal models that have been defined following the guidelines and requirements established under the Basel II Capital Accord, with economic criteria prevailing over regulatory ones.

34.	FINANCIAL GUARANTEES AND DRAWABLE BY THIRD PARTIES

The breakdown of the balances of these items as of December 31, 2010, 2009 and 2008 was as follows:

Financial Guarantees and Drawable by Third Parties	2010	2009	2008
	Millions of euros

Contingent Exposures
Collateral, bank guarantees and indemnities	28,092	26,266	27,649
Rediscounts, endorsements and acceptances	49	45	81
Rest	8,300	6,874	8,222

Total	36,441	33,185	35,952

Contingent Commitments
Drawable by third parties:	86,790	84,925	92,663
Credit institutions	2,303	2,257	2,021
Government and other government agency	4,135	4,567	4,221
Other resident sectors	27,201	29,604	37,529
Non-resident sector	53,151	48,497	48,892
Other commitments	3,784	7,398	6,234

Total	90,574	92,323	98,897

Since a significant portion of these amounts will reach maturity without any payment obligation materializing for the consolidated companies, the aggregate balance of these commitments cannot be considered as an actual future requirement for financing or liquidity to be provided by the Group to third parties.

In 2010, 2009 and 2008 no issuances of debt securities carried out by associate entities, jointly controlled entities (accounted for using the equity method) or non-Group entities have been guaranteed.

35.	ASSETS ASSIGNED TO OTHER OWN AND THIRD-PARTY OBLIGATIONS

In addition to those mentioned in other notes in these annual financial statements as at December 31, 2010 and 2009 and 2008, (see Notes 13 and 26), the assets of consolidated entities that guaranteed their own obligations amounted to €81,631 million, €81,231 million and €76,259 million. These amounts mainly correspond to the issue of long-term covered bonds (Note 23.4) which, pursuant to the Mortgage Market Act, are admitted as third-party collateral and to assets allocated as collateral for certain lines of short-term finance assigned to the Group by central banks.

As of December 31, 2010, 2009 and 2008, none of the Group’s assets were linked to any additional third-party obligations apart from those described in the various notes to the accompanying consolidated annual financial statements.

36.	OTHER CONTINGENT ASSETS AND CONTINGENT LIABILITIES

As of December 31, 2010, 2009 and 2008, there were no significant contingent assets or liabilities registered in the financial statements attached.

37.	PURCHASE AND SALE COMMITMENTS AND FUTURE PAYMENT OBLIGATIONS

The breakdown of sale and purchase commitments of the BBVA Group as of December 31, 2010, 2009 and 2008 was as follows:

Purchase and Sale Commitments	2010	2009	2008
	Millions of euros

Financial instruments sold with repurchase commitments	40,323	29,409	32,569
Financial instruments purchased with resale commitments	8,693	7,023	11,515

Below is a breakdown of the maturity of other future payment obligations due later than December 31, 2010:

Maturity of Future Payment	Up to
Obligations	1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
	Millions of euros

Finance leases	—	—	—	—	—
Operating leases	144	71	29	89	332
Purchase commitments	26	—	—	—	26
Technology and systems projects	14	—	—	—	14
Other projects	12	—	—	—	12

Total	170	71	29	89	358

38.	TRANSACTIONS ON BEHALF OF THIRD PARTIES

As of December 31, 2010, 2009 and 2008, the details of the most significant items under this heading were as follows:

Transactions on Behalf of Third Parties	2010	2009	2008
	Millions of euros

Financial instruments entrusted by third parties	534,243	530,109	510,019
Conditional bills and other securities received for collection	4,256	4,428	5,208
Securities received in credit	999	489	71

As of December 31, 2010, 2009 and 2008, the off-balance sheet customer funds were as follows:

Off-Balance Sheet Customer Funds by Type	2010	2009	2008
	Millions of euros

Commercialized by the Group
Investment companies and mutual funds	41,006	39,849	37,076
Pension funds	72,598	57,264	42,701
Saving insurance contracts	9,296	9,814	10,398
Customer portfolios managed on a discretionary basis	25,435	26,501	24,582
Of which:
Portfolios managed on a discretionary	10,494	10,757	12,176
Commercialized by the Group managed by third parties outside the Group
Investment companies and mutual funds	76	85	59
Pension funds	21	24	24
Saving insurance contracts	—	—	—

Total	148,432	133,537	114,840

39.	INTEREST, INCOME AND SIMILAR EXPENSES

39.1.	Interest And Similar Income

The breakdown of the most significant interest and similar income earned by the Group in 2010, 2009 and 2008 was as follows:

Interest and Similar Income. Breakdown by Origin.	2010	2009	2008
	Millions of euros

Central Banks	239	254	479
Loans and advances to credit institutions	402	631	1,323
Loans and advances to customers	16,002	18,119	23,580
Government and other government agency	485	485	736
Resident sector	5,887	7,884	11,177
Non resident sector	9,630	9,750	11,667
Debt securities	3,080	3,342	3,706
Held for trading	956	1,570	2,241
Available-for-sale financial assets and held-to-madurity investments	2,124	1,772	1,465
Rectification of income as a result of hedging transactions	63	177	175
Insurance activity	975	940	812
Other income	373	312	329

Total	21,134	23,775	30,404

The amounts recognized in consolidated equity as of December 31, 2010, 2009 and 2008, in connection with hedging derivatives and the amounts derecognized from consolidated equity and taken to the consolidated income statement during those years are disclosed in the accompanying consolidated statements of recognized income and expenses.

The following table shows the adjustments in income resulting from hedge accounting, broken down by type of hedge:

Adjustments in Income Resulting
from Hedge Accounting	2010	2009	2008
	Millions of euros

Cash flow hedging	213	295	152
Fair value hedging	(150)	(118)	23

Total	63	177	175

The breakdown of the balance of this heading in the accompanying consolidated income statements by geographical area is as follows:

Interest and Similar Income.
Breakdown by Geographical Area	2010	2009	2008
	Millions of euros

Domestic market	8,906	11,224	15,391
Foreign	12,228	12,551	15,013
European Union	744	1,089	1,974
Rest of OECD	7,417	7,153	8,671
Rest of countries	4,067	4,309	4,368

Total	21,134	23,775	30,404

39.2.	Interest And Similar Expenses

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Interest and Similar Expenses. Breakdown by Origin	2010	2009	2008
	Millions of euros

Bank of Spain and other central banks	184	202	384
Deposits from credit institutions	1,081	1,511	3,115
Customers deposits	3,570	4,312	9,057
Debt certificates	2,627	2,681	3,631
Subordinated liabilities	829	1,397	1,121
Rectification of expenses as a result of hedging transactions	(1,587)	(1,215)	421
Cost attributable to pension funds (Note 26)	259	274	254
Insurance activity	707	679	571
Other charges	144	52	164

Total	7,814	9,893	18,718

The following table shows the adjustments in expenses resulting from hedge accounting, broken down by type of hedge:

Adjustments in Expenses Resulting from Hedge Accounting	2010	2009	2008
	Millions of euros

Cash flow hedging	—	(35)	(33)
Fair value hedging	(1,587)	(1,180)	454

TOTAL	(1,587)	(1,215)	421

39.3.	Averages Return On Investments and Average Borrowing Cost

The detail of the average return on investments in 2010, 2009 and 2008 was as follows:

	2010			2009			2008
		Interest and			Interest and			Interest and
	Average	Similar	Interest	Average	Similar	Interest	Average	Similar	Interest
ASSETS	Balances	Income	Rates (%)	Balances	Income	Rates (%)	Balances	Income	Rates (%)
	Millions of euros

Cash and balances with central banks	21,342	239	1.12	18,638	253	1.36	14,396	479	3.32
Securities portfolio and derivatives	145,990	3,939	2.70	138,030	4,207	3.05	118,356	4,659	3.94
Loans and advances to credit institutions	25,561	501	1.96	26,152	697	2.66	31,229	1,367	4.38
Euros	15,888	210	1.32	16,190	353	2.18	21,724	933	4.30
Foreign currency	9,673	291	3.01	9,962	344	3.45	9,505	434	4.57
Loans and advances to customers	333,021	16,296	4.89	328,969	18,498	5.62	321,498	23,720	7.38
Euros	219,857	7,023	3.19	222,254	9,262	4.17	218,634	13,072	5.98
Foreign currency	113,164	9,273	8.19	106,715	9,236	8.65	102,864	10,648	10.35
Other finance income	—	159	—	—	120	—	—	179	—
Other assets	32,894	—	—	31,180	—	—	32,377	—	—

ASSETS/INTEREST AND SIMILAR INCOME	558,808	21,134	3.78	542,969	23,775	4.38	517,856	30,404	5.87

The average borrowing cost in 2010, 2009 and 2008 was as follows:

	2010			2009			2008
		Interest and			Interest and			Interest and
	Average	Similar	Interest	Average	Similar	Interest	Average	Similar	Interest
LIABILITIES	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)	Balances	Expenses	Rates (%)
	Millions of euros

Deposits from central banks and credit institutions	80,177	1,515	1.89	74,017	2,143	2.89	77,159	3,809	4.94
Euros	45,217	863	1.91	35,093	967	2.75	32,790	1,604	4.89
Foreign currency	34,960	652	1.87	38,924	1,176	3.02	44,369	2,205	4.97
Customer deposits	259,330	3,550	1.37	249,106	4,056	1.63	237,387	8,390	3.53
Euros	121,956	1,246	1.02	116,422	1,326	1.14	115,166	3,765	3.27
Foreign currency	137,374	2,304	1.68	132,684	2,730	2.06	122,221	4,625	3.78
Debt certificates and subordinated liabilities	119,684	2,334	1.95	120,228	3,098	2.58	119,249	6,100	5.12
Euros	89,020	1,569	1.76	91,730	2,305	2.51	96,764	5,055	5.22
Foreign currency	30,664	765	2.49	28,498	793	2.78	22,485	1,045	4.65
Other finance expenses	—	415	—	—	596	—	—	418	—
Other liabilities	66,541	—	—	70,020	—	—	56,867	—	—
Equity	33,076	—	—	29,598	—	—	27,194	—	—

LIABILITIES+EQUITY/INTEREST AND SIMILAR EXPENSES	558,808	7,814	1.40	542,969	9,893	1.82	517,856	18,717	3.61

The change in the balance under the headings “Interest and similar income” and “Interest and similar expenses” in the accompanying consolidated income statements is the result of changing prices (price effect) and changing volume of activity (volume effect), as can be seen below:

	2010/2009			2009/2008
Interest Income and Expense and Similar Items.	Volume	Price		Volume		Total
Change in the Balance	Effect(1)	Effect (2)	Total Effect	Effect(1)	Price Effect(2)	Effect
	Millions of euros

Cash and balances with central banks	37	(51)	(14)	141	(366)	(225)
Securities portfolio and derivatives	243	(511)	(268)	774	(1,226)	(452)
Loans and advances to credit institutions	(16)	(179)	(195)	(222)	(448)	(670)
Euros	(7)	(136)	(142)	(238)	(342)	(580)
Foreign currency	(10)	(43)	(53)	21	(112)	(91)
Loans and advances to customers	228	(2,429)	(2,201)	551	(5,774)	(5,222)
Euros	(100)	(2,139)	(2,239)	216	(4,027)	(3,810)
Foreign currency	558	(521)	37	399	(1,811)	(1,412)
Other financial incomes	—	39	39	—	(59)	(59)

INTEREST AND SIMILAR INCOME	693	(3,333)	(2,641)	1,474	(8,104)	(6,629)

Deposits from central banks and credit institutions	178	(806)	(628)	(155)	(1,512)	(1,667)
Euros	279	(382)	(104)	113	(750)	(637)
Foreign currency	(120)	(404)	(524)	(271)	(759)	(1,029)
Customer deposits	166	(672)	(505)	414	(4,748)	(4,334)
Euros	63	(143)	(80)	41	(2,480)	(2,439)
Foreign currency	96	(522)	(425)	396	(2,291)	(1,895)
Debt certificates and subordinated liabilities	(14)	(750)	(764)	50	(3,052)	(3,002)
Euros	(68)	(668)	(736)	(263)	(2,481)	(2,744)
Foreign currency	60	(88)	(27)	280	(537)	(258)
Other financial expenses	—	(181)	(181)	—	178	178

INTEREST AND SIMILAR EXPENSES	288	(2,367)	(2,079)	908	(9,733)	(8,825)

NET INTEREST INCOME			(562)			2,197

(1)	The volume effect is calculated as the result of the interest rate of the initial period multiplied by the difference between the average balances of both periods.

(2)	The price effect is calculated as the result of the average balance of the last period multiplied by the difference between the interest rates of both periods.

40.	DIVIDEND INCOME

The balances for this heading in the accompanying consolidated income statements correspond to dividends on shares and equity instruments other than those from shares in entities accounted for using the equity method (see Note 41), as can be seen in the breakdown below:

Dividend Income	2010	2009	2008
	Millions of euros

Dividends from:
Financial assets held for trading	157	131	110
Available-for-sale financial assets	372	312	337

Total	529	443	447

41.	SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD

The breakdown of the share of profit or loss of entities accounted for using the equity method in the accompanying consolidated income statements is as follows:

Investments in Entities Accounted for Using the Equity Method	2010	2009	2008
	Millions of euros

CITIC Group	337	164	18
Corporación IBV Participaciones Empresariales, S.A.	16	18	233
Tubos Reunidos, S.A.	—	1	20
Occidental Hoteles Management, S.L.	(29)	(31)	(9)
Hestenar, S.L.	—	(13)	(1)
Las Pedrazas Golf, S.L.	1	(7)	—
Servired Española de Medios de Pago, S.A.	8	(2)	26
Rest	2	(10)	6

Total	335	120	293

42.	FEE AND COMMISSION INCOME

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Income. Breakdown by Main Items	2010	2009	2008
	Millions of euros

Commitment fees	133	97	62
Contingent liabilities	282	260	243
Letters of credit	45	42	45
Bank and other guarantees	237	218	198
Arising from exchange of foreign currencies and banknotes	19	14	24
Collection and payment services	2,500	2,573	2,655
Securities services	1,651	1,636	1,895
Counselling on and management of one-off transactions	11	7	9
Financial and similar counselling services	60	43	24
Factoring transactions	29	27	28
Non-banking financial products sales	102	83	96
Other fees and commissions	595	565	503

Total	5,382	5,305	5,539

43.	FEE AND COMMISSION EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Fee and Commission Expenses. Breakdown by Main Items	2010	2009	2008
	Millions of euros

Brokerage fees on lending and deposit transactions	5	7	8
Fees and commissions assigned to third parties	578	610	728
Other fees and commissions	262	258	276

Total	845	875	1,012

44.	NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES

The breakdown of the balance under this heading, by source of the related items, in the accompanying consolidated income statements was as follows:

Gains (Losses) on Financial Assets and Liabilities (Net)	2010	2008	2009
	Millions of euros
Financial assets held for trading	643	321	265
Other financial assets designated at fair value through profit or loss	83	79	(17)
Other financial instruments not designated at fair value through profit or loss	715	492	1,080
Available-for-sale financial assets	653	504	996
Loans and receivables	25	20	13
Rest	37	(32)	71

Total	1,441	892	1,328

The balance under this heading in the accompanying consolidated income statements, broken down by the nature of the financial instruments, is as follows:

Net Gains (Losses) on Financial Assets and Liabilities
Breakdown by Nature of the Financial Instrument	2010	2009	2008
	Millions of euros

Debt instruments	783	875	(143)
Equity instruments	(318)	1,271	(1,986)
Loans and advances to customers	33	38	106
Derivatives	847	(1,318)	3,305
Customer deposits	—	(2)	13
Rest	96	28	33

Total	1,441	892	1,328

The breakdown of the balance of the impact of the derivatives (trading and hedging) on this heading in the accompanying consolidated income statements was as follows:

Derivatives Trading and Hedging	2010	2009	2008
	Millions of euros

Trading derivatives
Interest rate agreements	133	(213)	568
Security agreements	712	(993)	2,621
Commodity agreements	(5)	(2)	42
Credit derivative agreements	(63)	(130)	217
Foreign-exchange agreements	79	64	(152)
Other agreements	(1)	10	(57)

Subtotal	855	(1,264)	3,239

Hedging Derivatives Ineffectiveness
Fair value hedging	(8)	(55)	66
Hedging derivative	(127)	58	2,513
Hedged item	119	(113)	(2,447)
Cash flow hedging	—	1	—

Subtotal	(8)	(54)	66

Total	847	(1,318)	3,305

In addition, in 2010 and 2009, negative €287 million and positive €52 million, respectively, have been recognized under the heading “Net Exchange differences” in the accompanying consolidated income statement, through foreign exchange trading derivatives.

45.	OTHER OPERATING INCOME AND EXPENSES

The breakdown of the balance under the heading “Other operating income” in the accompanying consolidated income statements was as follows:

Other Operating Income. Breakdown by main Items	2010	2009	2008
	Millions of euros

Income on insurance and reinsurance contracts	2,597	2,567	2,512
Financial income from non-financial services	647	493	485
Of which:
Real estate agencies	202	42	40
Rest of other operating income	299	340	562
Of which:
Net operating profit from rented buildings	60	57	20

Total	3,543	3,400	3,559

The breakdown of the balance under the heading “Other operating expense” in the accompanying consolidated income statements was as follows:

Other Operating Expenses. Breakdown by main Item	2010	2009	2008
	Millions of euros

Expenses on insurance and reinsurance contracts	1,815	1,847	1,896
Change in inventories	554	417	403
Of which:
Real estate agencies	171	29	27
Rest of other operating expenses	879	889	794
Of which:
Contributions to guaranted banks deposits funds	386	323	251

Total	3,248	3,153	3,093

46.	ADMINISTRATIVE COSTS

46.1	PERSONNEL EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements was as follows:

Personnel Expenses. Breakdown by main Concepts	Notes	2010	2009	2008
	Millions of euros

Wages and salaries		3,740	3,607	3,593
Social security costs		567	531	566
Defined-benefit plan expense	26.2	37	44	56
Defined-contribution plan expense	26.1	84	68	71
Other personnel expenses		386	401	430

Total		4,814	4,651	4,716

The breakdown of number of employees in the Group in 2010, 2009 and 2008, by professional categories and geographical areas, was as follows:

	Average number of employees
Average Number of Employees by Geographical Areas	2010	2009	2008

Spanish banks
Executive managers	1,084	1,043	1,053
Other line personnel	20,901	20,700	21,268
Clerical staff	4,644	5,296	6,152
Branches abroad	666	653	720

Subtotal	27,295	27,692	29,193

Companies abroad
Mexico	26,693	26,675	27,369
Venezuela	5,592	5,935	6,154
Argentina	4,247	4,156	4,242
Colombia	4,317	4,289	4,382
Peru	4,379	4,222	3,836
United States	11,033	10,705	12,029
Other	4,796	4,839	4,918

Subtotal	61,057	60,821	62,930

Pension fund managers	6,229	5,642	8,470
Other non-banking companies	10,174	10,261	11,343

Total	104,755	104,416	111,936

The breakdown of the average number of employees in the Group in 2010, 2009 and 2008, by gender, was as follows:

	2010		2009		2008
	Male	Female	Male	Female	Male	Female

Average Number of Employees	50,804	53,951	50,755	53,661	54,356	57,580
Of which:
BBVA, S.A.	15,616	11,218	15,947	11,213	16,874	11,643

The total number of employees in the Group as of December 31, 2010, 2009 and 2008, broken down by professional category and gender, was as follows:

Number of Employees
by Professional	2010		2009		2008
Category and Gender	Male	Female	Male	Female	Male	Female

Executive managers	1,659	338	1,646	328	1,627	319
Other line personnel	23,779	20,066	21,960	18,687	22,983	19,092
Clerical staff	26,034	35,100	26,913	34,187	29,169	35,782

Total	51,472	55,504	50,519	53,202	53,779	55,193

Equity-instrument-based employee remuneration

BBVA has a variable multi-year remuneration scheme in place as part of the remuneration policy established for its executive team. It is based on the award of Bank shares that are instrumented through annual overlapping medium- and long-term programs. These consist of allocating individuals theoretical shares (“units”) that at the end of each program are converted into real BBVA shares, provided certain initially established conditions are met, with the number depending on a scale linked to an indicator of value generation for the shareholder, and dependent on the individual performing well during the period the program is in operation.

At the conclusion of each program, the final number of shares to be granted will be equal to the result of multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator. This indicator measures the return on investment for shareholders as the sum of the revaluation of the Bank’s shares plus dividends or other similar concepts during the period of each program/plan by comparing the movement of this indicator for a group of banks of reference in Europe and the United States.

Below are the main features of each of the equity-based remuneration schemes currently in force in the BBVA Group.

Multi-Year Variable Share-Based Remuneration Plans for the BBVA Executive Team

The beneficiaries of these programs are the members of the Group’s executive team, including executive directors and the BBVA’s Management Committee members (see Note 56):

• 2009-2010 program

The Bank’s AGM on March 13, 2009 approved the 2009-2010 Program, with a completion date of December 31, 2010.

As of December 31, 2010, the total number of “units” assigned to the beneficiaries of this program was 6,752,579.

Once the 2009/2010 Program period was completed, the TSR for BBVA and the 18 reference banks was then determined; given the final positioning of BBVA, it resulted in the application of a multiplier ratio of 0 to the assigned units, the Program will be settled without the allocation of shares to the beneficiaries.

•	2010-2011 program

The Bank’s AGM on March 12, 2010 approved the 2010-2011 Program, with a completion date of December 31, 2011.

This program incorporates some restrictions to granting shares to the beneficiaries after the settlement. These shares are available as follows:

•	40 percent of the shares received shall be freely transferable by the beneficiaries at the time of their delivery;

•	30 percent of the shares are transferable a year after the settlement date of the program; and

•	30 percent are transferable starting two years after the settlement date of the program.

As of December 31, 2010, the total number of “units” assigned to the beneficiaries of this program was 3,314,050.

BBVA Compass long-term incentive plan

The Remuneration Committee of BBVA Compass has approved various long-term remuneration plans with BBVA shares for members of the management team and key employees of BBVA Compass and its affiliates.

Currently, BBVA Compass is operating the following plans:

•	2008-2010 plan

The starting date of this plan was January 1, 2008, and its completion date will be December 31, 2010.

The plan consists in assigning “restricted share units” to the beneficiaries. Each of these units represents an obligation on the part of BBVA Compass to grant an equivalent number of BBVA American Depositary Shares (ADS) after a certain period, conditional on compliance with specific criteria.

The total number of “restricted share units” assigned to the beneficiaries of this plan was 821,511.

•	2009-2011 plan

On November 27, 2009, the Remuneration Committee of BBVA Compass agreed to increase the number of ADS in the existing plan and set up a new plan for the period 2009-2011, with a completion date of December 31, 2011.

This plan consists of granting “units” or theoretical shares to management staff (as described at the start of this section on remuneration based on equity instruments.

The total number of “units” and “restricted share units” assigned to the beneficiaries of this plan was 1,128,628.

•	2010-2012 plan

In May 2010, the Remuneration Committee of BBVA Compass approved a new long-term share-based remuneration plan solely for members of the executive team of BBVA Compass and its affiliates, for the period 2010-2012, with the completion date on December 31, 2012.

The total number of “units” assigned to the beneficiaries of this plan was 986,542.

During the period of operation of each of the schemes mentioned above, the sum of the commitment to be accounted for at the date of the accompanying consolidated financial statements was obtained by multiplying the number of “units” assigned by the expected share price and the expected value of the coefficient, both estimated at the date of the entry into force of each of the schemes.

The cost of these programs/plans is broken up throughout their operational life. The expense associated in 2010, 2009 and 2008 for those programs/plans reached $33 million, €18 million and €46 million, respectively. It is recognized under the heading “Personnel expenses — Other personnel expenses” in the accompanying consolidated income statements, and a balancing entry has been made under the heading “Stockholders’ funds — Other equity instruments” in the consolidated balance sheets, net of tax effect.

46.2	GENERAL AND ADMINISTRATIVE EXPENSES

The breakdown of the balance under this heading in the accompanying consolidated income statements for 2010, 2009 and 2008 was as follows:

General and Administrative Expenses.
Breakdown by Main concepts	2010	2009	2008
	Millions of euros

Technology and systems	563	577	598
Communications	284	254	260
Advertising	345	262	273
Property, fixtures and materials	750	643	617
Of which:
Rent expenses(*)	397	304	268
Taxes	322	266	295
Other administration expenses	1,129	1,009	997

Total	3,393	3,011	3,040

(*)	The consolidated companies do not expect to terminate the lease contracts early.

47.	DEPRECIATION AND AMORTIZATION

The breakdown of the balance under this heading in the accompanying consolidated income statements is as follows:

Depreciation and Amortization	Notes	2010	2009	2008
		Millions of euros

Tangible assets	19	470	435	443
For own use		448	416	434
Investment properties		15	11	1
Operating lease		7	8	8
Other Intangible assets	20.2	291	262	256

Total		761	697	699

48.	PROVISIONS (NET)

The net allowances charged to the income statement under the headings “Provisions for pensions and similar obligations”, “Provisions for contingent exposures and commitments”, “Provisions for taxes and other legal contingencies” and “Other provisions” (Note 25) in the accompanying consolidated income statements were as follows:

Provisions (Net)	Notes	2010	2009	2008
	Millions of euros

Provisions for pensions and similar obligations	26	405	552	985
Provisions for contingent exposures and commitments		22	(170)	(118)
Provisions for taxes and other legal contingencies		6	5	4
Other Provisions		49	71	560

Total		482	458	1,431

49.	IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)

The breakdown of impairment losses on financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

Impairment Losses on Financial Assets (Net)
Breakdown by main concepts	Notes	2010	2009	2008
	Millions of euros

Available-for-sale financial assets	12	155	277	145
Debt securities		4	167	144
Other equity instruments		151	110	1
Held-to-maturity investments	14	—	(3)	(1)
Loans and receivables	7	4,563	5,199	2,797
Of which:
Recovery of written-off assets	7	253	187	192

Total		4,718	5,473	2,941

50.	IMPAIRMENT LOSSES ON OTHER ASSETS (NET)

The breakdown of impairment losses of non-financial assets broken down by the nature of these assets in the accompanying consolidated income statements was as follows:

Impairment Losses on Other Assets (Net)	Notes	2010	2009	2008
	Millions of euros

Goodwill	20.1 - 17	13	1,100	—
Other intangible assets	20.2	—	—	1
Tangible assets	19	92	155	13
For own use		9	62	8
Investment properties		83	93	5
Inventories	22	370	334	26
Rest		14	29	5

Total		489	1,618	45

51.	GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE

The breakdown of the balances under these headings in the accompanying consolidated income statements for 2010, 2009 and 2008 was as follows:

Gains and Losses on Derecognized Assets Not
Classified as Non-current Assets Held for Sale	2010	2009	2008
	Millions of euros

Gains

Disposal of investments in entities	40	6	27
Disposal of intangible assets and other	17	28	75
Losses:
Disposal of investments in entities	(11)	(2)	(14)
Disposal of intangible assets and other	(5)	(12)	(16)

Total	41	20	72

52.	GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS

The details under the heading “Gains and losses in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010, 2009 and 2008 were as follows:

Gains and Losses in Non-current Assets Held for
Sale	2010	2009	2008
	Millions of euros

Gains for real estate	374	986	61
Of which:
Foreclosed	17	5	(40)
Sale of buildings for own use (Note 16.1)	285	925	64
Impairment of non-current assets held for sale	(247)	(127)	(40)
Gains on sale of available-for-sale financial assets	—	—	727

Total	127	859	748

“Gains for real estate” above refer mainly to the Group’s sales of property with leaseback in Spain (€273 million and €914 million) in 2010 and 2009, respectively, and the sale of a Bancomer property in 2008 (€61 million) (see Note 16.1).

The “Gains (losses) on available-for-sale financial assets” correspond to several sales of stakes in Bradesco during 2008.

53.	CONSOLIDATES STATEMENT OF CASH FLOWS

Cash flows from operating activities increased in 2010 by €8,503 million, compared with the increase of €2,567 million in 2009. The most significant changes occurred in the headings of “Loans and receivables”, “Financial liabilities at amortized cost” and “Financial assets held for trading”.

Cash flows from investment activities decreased in 2010 by €7,078 million, compared with the decrease of €643 million in 2009. The most significant change is included under the heading “Held-to-maturity investments”.

Cash flows from financing activities increased in 2010 by €1,148 million, compared with the decrease of €74 million in 2009. The most significant movements are shown in the line detailing the acquisition and amortization of own equity instruments.

The table below breaks down the main cash flows in investing activities as of December 31, 2010, 2009 and 2008:

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2010	Investments (−)	Divestments (+)
	Millions of euros

Tangible assets	1,040	261
Intangible assets	464	6
Investments	1,209	1
Subsidiaries and other business units	77	69
Non-current assets held for sale and associated liabilities	1,464	1,347
Held-to-maturity investments	4,508	—
Other settlements related to investement activities	—	—

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2009	Investments (−)	Divestments (+)
	Millions of euros

Tangible assets	931	793
Intangible assets	380	147
Investments	2	1
Subsidiaries and other business units	7	32
Non-current assets held for sale and associated liabilities	920	780
Held-to-maturity investments	156	—
Other settlements related to investement activities	—	—

Main Cash Flows in Investing Activities	Cash Flows in Investment Activities
2008	Investments (−)	Divestments (+)
	Millions of euros

Intangible assets	402	31
Investments	672	9
Subsidiaries and other business units	1,559	13
Non-current assets held for sale and associated liabilities	515	374
Held-to-maturity investments	—	283
Other settlements related to investement activities	270	874

54.	ACCOUNTANT FEES AND SERVICES

The details of the fees for the services contracted by the companies of the Group in 2010 with their respective auditors and other audit companies were as follows:

Fees for Audits Conducted	Millions of euros

Audits of the companies audited by firms belonging to the Deloitte worldwide organization and other reports related with the audit	16.4
Other reports required pursuant to applicable legislation and tax regulations issued by the national supervisory bodies of the countries in which the Group operates, reviewed by firms belonging to the Deloitte worldwide organization	3.8
Fees for audits conducted by other firms	—

Other companies in the Group contracted other services (other than audits) as of December 31, 2010, as follows:

Other Services Contracted	Millions of euros

Firms belonging to the Deloitte worldwide organization	2.6
Other firms	17.6

(*)	Including €1.3 million related to fees for tax services.

The services provided by our accountants meet the independence requirements established under Law 44/2002, of 22 November, on Measures Reforming the Financial System and by the Sarbanes-Oxley Act of 2002 adopted by the Securities and Exchange Commission (SEC); accordingly they did not include the performance of any work that is incompatible with the auditing function.

55.	RELATED PARTY TRANSACTIONS

As financial institutions, BBVA and other companies in the Group engage in transactions with related parties in the normal course of their business. All these transactions are of little relevance and are carried out in normal market conditions.

55.1	TRANSACTIONS WITH SIGNIFICANT SHAREHOLDERS

As of December 31, 2010, the balances of transactions with significant shareholders (see Note 27) correspond to “Customer deposits”, at €57 million, “Loans and advances to customers”, at €49 million and “Contingent exposures”, at €20 million, all of them in normal market conditions.

55.2	TRANSACTIONS WITH THE BBVA GROUP

The balances of the main aggregates in the accompanying consolidated balance sheets arising from the transactions carried out by the Group with associates and jointly controlled companies accounted for using the equity method (see Note 2.1), were as follows:

Balances arising from transactions with Entities of the
Group	2010	2009	2008
	Millions of euros

Assets:
Loans and advances to credit institutions	87	45	27
Loans and advances to customers	457	613	507
Liabilities:
Deposits from credit institutions	—	3	1
Customer deposits	89	76	23
Debt certificates	8	142	344
Memorandum accounts:
Contingent exposures	55	36	37
Contingents commitments	327	340	415

The balances of the main aggregates in the accompanying consolidated income statements resulting from transactions with associated and jointly controlled entities that consolidated by the equity method, were as follows:

Balances of Income Statement arising from
transactions with Entities of the Group	2010	2009	2008
	Millions of euros

Income statement:
Financial incomes	14	18	36
Financial costs	2	6	22

There are no other material effects in the accompanying consolidated financial statements of the Group arising from dealings with these companies, other than the effects arising from using the equity method (see Note 2.1), and from the insurance policies to cover pension or similar commitments (see Note 26).

As of December 31, 2010, the notional amount of the futures transactions arranged by the Group with the main companies mentioned above amounted to €1,373 million (of which €1,282 million in 2010 correspond to futures transactions with the CITIC Group).

In addition, as part of its normal activity, the Group has entered into agreements and commitments of various types with shareholders of subsidiaries and associates, which have no material effects on the accompanying consolidated financial statements.

55.3	TRANSACTIONS WITH MEMBERS OF THE BOARD OF DIRECTORS AND MANAGEMENT COMMITTEE

The information on the remuneration of members of the Board of Directors of BBVA and of the Group’s Management Committee is included in Note 56.

The amount disposed of the loans granted to members of Board of Directors as of December 31, 2010 and 2009 totaled €531 and €806 thousand, respectively.

The amount disposed of the loans granted as of December 31, 2010 and 2009 to the Management Committee, excluding the executive directors, amounted to €4,924 and €3,912 thousand, respectively.

As of December 31, 2010 and 2009, there were no guarantees, finance leases or commercial loans provided on behalf of members of the Bank’s Board of Directors or Management Committee.

The loans granted to parties related to key personnel (the members of the Board of Directors of BBVA and of the Management Committee as mentioned above) as of December 31, 2010 and 2009 amounted to €28,493 thousand and €51,882 thousand, respectively.

As of December 31, 2010 and 2009, the other exposure, guarantees, financial leases and commercial loans to parties related to key personnel amounted to €4,424 thousand and €24,514 thousand, respectively.

55.4	TRANSACTIONS WITH OTHER RELATED PARTIES

As of December 31, 2010 and 2009, the Group did not perform any transactions with other related parties that did not belong to the normal course of their business, that was not under market conditions and that was relevant for the equity, income or the entity and financial situation of the BBVA Group.

56.	REMUNERATION OF THE BOARD OF DIRECTORS AND MEMBERS OF THE BANK’S MANAGEMENT COMMITTEE

Remuneration and other benefits of the members of the Board of Directors and members of the Management Committee.

•	Remuneration of non-executive directors

The remuneration paid to individual non-executive members of the Board of Directors in 2010 is indicated below, broken down by type of remuneration:

					Appointments
		Standing-			and	Appointments	Compensation
	Board of	Executive	Audit	Risk	Compensation	Committee	Committee
Year 2010 Remuneration of Non-Executive Directors	Directors	Committee	Committee	Committee	Committee(4)	(5)	(5)	Total
	Thousand of euros

Tomás Alfaro Drake	129	—	71	—	—	59	—	259
Juan Carlos Alvarez Mezquiriz	129	167	—	—	18	—	25	339
Rafael Bermejo Blanco	129	—	179	107	—	—	—	415
Ramón Bustamante y de la Mora	129	—	71	107	—	—	—	307
José Antonio Fernández Rivero(1)	129	—	—	214	—	23	—	366
Ignacio Ferrero Jordi	129	167	—	—	18	—	25	339
Carlos Loring Martinez de Irujo	129	—	71	—	45	—	62	307
José Maldonado Ramos(2)	129	—	—	107	—	23	25	284
Enrique Medina Fernández	129	167	—	107	—	—	—	403
Susana Rodríguez Vidarte	129	—	71	—	18	23	25	266

Total(3)	1,290	501	463	642	99	128	162	3,284

(1)	Mr. José Antonio Fernández Rivero, apart from the amounts detailed in the table above, also received a total of €652 thousand in early retirement benefit as a former director of BBVA.

(2)	Mr. José Maldonado Ramos, who resigned as chief executive of BBVA on December 22, 2009, received in the year 2010 apart from the amounts detailed in the table above, a total of €805 thousand in accrued variable compensation in 2009 by his former post of Company Secretary.

(3)	Mr. Roman Knörr Borras, who resigned as executive director on March 23, 2010, received in the year 2010 the total amount of €74 thousand as compensation for their membership of the Board of Directors and Standing-Executive Committee until that date.

(4)	By agreement of the Board of Directors on May 25, 2010, created two new Appointments and Compensation Committees, which replaced the former Appointments and Compensation Committee.

(5)	Remuneration received from June 1, 2010.

•	Remuneration of executive directors

The remuneration paid to individual executive directors in 2010 is indicated below, broken down by type of remuneration:

	Fixed	Variable
Year 2010 Remuneration of Executive Directors	Remuneration	Remuneration(1)	Total
	Thousand of euros

Chairman and CEO	1,928	3,388	5,316
President and COO(2)	1,249	1,482	2,731

Total	3,177	4,870	8,046

(1)	The figures relate to variable remuneration for 2009 paid in 2010.

(2)	The variable remuneration for 2009 of COO, who was appointed on September 29, 2009, includes the remuneration received as Director of Resources and Media in the period of 2009 in which he occupied that function (9 months ) and earned as COO since his appointment.

In addition, the executive directors received payment-in-kind during 2010 totaling €32 thousand, of which €10 thousand relates to Chairman and CEO, €22 thousand relates to President and COO.

The Executive Directors accrued variable remuneration for 2010, to be paid in 2011, amounting to €3,011 thousand in the case of the Chairman and CEO and €1,889 thousand in the case of the President and COO.

These amounts are recognized under the item “Other liabilities — Accruals” on the liability side in the accompanying consolidated balance sheet as of December 31, 2010.

•	Remuneration of the members of the management committee(*)

The remuneration paid in 2010 to the members of BBVA’s Management Committee amounted to €7,376 thousand in fixed remuneration and €15,174 thousand in variable remuneration accrued in 2009 and paid in 2010.

In addition, the members of the Management Committee received remuneration in kind and other items totaling €807 thousand in 2010.

(*)	This section includes information on the members of the Management Committee as of December 31, 2010, excluding the executive directors.

•	variable multi-year stock remuneration program for executive directors and members of the management committee

Settlement of the multi-year variable share-based remuneration plan for 2009-2010

The AGM of the Bank held on March 13, 2009 approved a Multi-Year Variable Share-Based Remuneration Plan for shares for 2009/2010 (hereinafter, the 2009/2010 Program) for the members of the BBVA’s executive team, and whose result is obtained by multiplying the initial number of assigned “units” by a coefficient on a scale of between 0 and 2, which is linked to the movement of the Total Shareholders Return (TSR) indicator of the Bank during 2009/2010 compared with the change of this same indicator in a group of international banks of reference.

The number of “units” allocated to executive directors under this program, in accordance with the resolution of the AGM, was 215,000 for the Chairman and CEO, and 131,707 for the President and COO, and 817,464 for the members of the Management Committee who held this position as of December 31, 2010, excluding executive directors.

Once the 2009/2010 Program period was completed, on December 31, 2010, the TSR for BBVA and the 18 reference banks was then determined; given the final positioning of BBVA, it resulted in the application of a multiplier ratio of 0 to the assigned units, the Program was settled without the allocation of shares to the beneficiaries.

Multi-year variable share-based remuneration plan for 2010-2011

The AGM of the Bank on March 12, 2010, approved a new multi-year variable share-based remuneration scheme for 2010-2011 (hereinafter “the 2010-2011 program”) aimed at members of the BBVA executive team. It is to end on December 31, 2011 and will be settled on April 15, 2012, although the Regulation that governs it includes provisions for early settlement.

The precise number of shares to be given to each beneficiary of the Program 2010/2011 will also be determined by multiplying the number of units allocated by a coefficient of between 0 and 2. This coefficient reflects the relative performance of BBVA’s total stockholder return (TSR) during the period 2010-2011 compared with the TSR of a group of the Bank’s international peers.

These shares will be given to the beneficiaries after the settlement of the program. They will be able to use these shares as follows: (i) 40 percent of the shares received will be freely transferable by the beneficiaries at the moment they are received; (ii) 30 percent of the shares received will be transferable one year after the settlement date of the program; and (iii) the remaining 30 percent will be transferable starting two years after the settlement date of the program.

The number of units assigned for the executive directors under the AGM resolution is 105,000 for the Chairman and CEO and 90,000 for the President and COO.

The total number of units assigned under this Program to the Management Committee members who held this position on December 31, 2010, excluding executive directors, was 385.000.

•	Scheme for remuneration of non-executive directors with deferred distribution of shares

The Bank’s AGM on March 18, 2006 resolved under agenda item eight to establish a remuneration scheme using deferred distribution of shares to the Bank’s non-executive directors, to replace the earlier post-employment scheme in place for these directors.

The plan is based on the annual assignment to non-executive directors of a number of “theoretical shares” equivalent to 20% of the total remuneration received by each of them in the previous year, The share price used in the calculation is the average closing price of the BBVA shares in the seventy stock market sessions before the dates of the ordinary AGMs that approve the annual accounts for each year. The shares will be given to each beneficiary on the date he or she leaves the position of director for any reason except serious breach of duties.

The number of “theoretical shares” allocated to non-executive director beneficiaries under the deferred share distribution scheme approved by the AGM for 2010, corresponding to 20% of the total remuneration paid to each in 2009, is set out below:

	Theorical	Accumulated
Scheme for Remuneration of Non-Executive Directors	Shares	Theorical
with Deferred Distribution of Shares	Assigned in 2010	Shares

Tomás Alfaro Drake	3,521	13,228
Juan Carlos Alvarez Mezquiriz	5,952	39,463
Rafael Bermejo Blanco	7,286	23,275
Ramón Bustamante y de la Mora	5,401	38,049
José Antonio Fernández Rivero	6,026	30,141
Ignacio Ferrero Jordi	5,952	40,035
Carlos Loring Martínez de Irujo	5,405	25,823
Enrique Medina Fernández	7,079	51,787
Susana Rodríguez Vidarte	4,274	24,724

Total(*)	50,896	286,525

(*)	Additionally, were also assigned to Don Roman Knorr Borras, who resigned as director as of March 23, 2010, 5,198 theoretical shares equivalent to 20% of the remuneration received by him in 2009.

•	Pension commitments

The provisions registered as of December 31, 2010 for pension commitments to the President and COO are €14,551 thousand, of which €941 thousand were charged against 2010 earnings. As of this date, there are no other pension obligations to executive directors.

In addition, insurance premiums amounting to €95 thousand were paid on behalf of the non-executive members on the Board of Directors.

The provisions registered as of December 31, 2010 for pension commitments for the Management Committee members, excluding executive directors, amounted to €51,986 thousand. Of these, €6,756 thousand were charged against 2010 earnings.

•	Termination of the contractual relationship.

There were no commitments as of December 31, 2010 for the payment of compensation to executive directors.

In the case of the COO, the provisions of his contract stipulate that in the event that he loses this position for any reason other than of his own will, retirement, invalidity or serious dereliction of duty, he will take early retirement with a pension that may be received as a life annuity or a capital sum equal to 75% of his pensionable salary if this should occur before he reaches 55 years of age, or 85% after this age.

57.	DETAIL OF THE DIRECTORS’ HOLDINGS IN COMPANIES WITH SIMILAR BUSINESS ACTIVITIES

Pursuant to Article 229.2 of the Spanish Corporations Act, approved by Legislative Royal Decree 1/2010 of 2 July 2010, as of December 31, 2010, no members of the Board of Directors have a direct or indirect holding in the common stock of companies engaging in an activity that is identical, similar or complementary to that which constitutes the corporate purpose of BBVA. None of the directors hold executive or administrative positions or functions at these companies.

Furthermore, it indicates that individuals associated to the members of the Board of Directors, as of December 31, 2010 were holders of 6,594 shares of Banco Santander, S.A. and of 414 shares of Banco Español de Crédito, S.A. (Banesto).

58.	OTHER INFORMATION

58.1.  ENVIRONMENTAL IMPACT

Given the activities in which the Group companies engage, the Group has no environmental liabilities, expenses, assets, provisions or contingencies that could have a significant effect on its consolidated equity, financial situation and profits. Consequently, as of December 31, 2010, there is no item in the Group’s consolidated financial statements that requires disclosure in an environmental information report pursuant to the Ministry of Economy Order of October 8, 2001, and no specific disclosure of information on environmental matters is included in these statements.

58.2.  OTHER INFORMATION

The Group is party to certain legal actions in a number of jurisdictions, including, among others, Spain, Mexico and the United States, arising out of its ordinary business operations. BBVA considers that none of those actions is material and none is expected to result in a significant adverse effect on BBVA’s financial position at either the individual or consolidated level. Management believes that adequate provisions have been made in respect of the litigation arising out of its ordinary business operations. BBVA has not disclosed to the markets any contingent liability that could arise from said legal actions as it does not consider them material.

59.	SUBSEQUENT EVENTS

The Directors of the entities Finanzia Banco de Crédito, S.A.U. and Banco Bilbao Vizcaya Argentaria, S.A., in meetings of their respective boards of directors held on January 28, 2011 and February 1, 2011, respectively, have approved a project for the takeover of Finanzia Banco de Crédito, S.A.U. by Banco Bilbao Vizcaya Argentaria, S.A. and the subsequent transfer of all its equity interest to Banco Bilbao Vizcaya Argentaria, S.A., which will acquire all the rights and obligations of the companies it had purchased through universal succession.

The merger agreement will be submitted to shareholders for approval at the AGM during the first quarter of the year. Given that the merged company is fully owned by Banco Bilbao Vizcaya Argentaria, S.A. in accordance with Article 49.1 of Act 3/2009 of 3 April 2009 on the structural modifications of trading corporations, it will not be necessary to carry out any share capital increase of Banco Bilbao Vizcaya Argentaria, S.A. or prepare reports by the managers of the companies involved in the merger, or by independent experts on the merger proposal.

As of January 17, 2011, Banco Bilbao Vizcaya Argentaria, S.A. acquired its condition as sole shareholder as a result of the acquisition of shares in possession of the Corporación General Financiera, S.A. and Cidessa Uno, S.L. as of December 31, 2010.

Since January 1, 2011 until the preparation of these annual consolidated financial statements, no other events, not mentioned above, have taken place that have significantly affected the Group’s results or its equity position.

As of March 22, 2011 after having obtained the necessary authorizations, BBVA has completed the acquisition of 24.89% of the total issued capital of the turkish bank garanti (see Note 3).

60.	DIFFERENCES BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND OTHER REQUIRED DISCLOSURES.

As described in Note 1, the accompanying Consolidated Financial Statements of the BBVA Group are presented in the formats stipulated by the Bank of Spain’s Circular and were prepared by applying the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Such formats and accounting principles vary in certain respects from those generally accepted in the United States (“U.S. GAAP”).

Following is a summary of components of the main differences between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP:

• Net income attributed to parent company and Shareholders’ equity reconciliation between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP(*)	A
• Consolidated Financial Statements	B
• Main disclosures required by U.S. accounting regulations for banks and additional disclosures required under U.S. GAAP	C

(*)	BBVA is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F with respect to the application of IAS 21 for highly inflationary economies (Venezuela). Therefore, this reconciliation has been prepared in accordance with Item 18 of Form 20-F which is different from that required by US GAAP. See Item 16 below and the discussion under Venezuela for additional information.

The preparation of these Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts and allocations of assets and liabilities and disclosures of contingent assets and liabilities and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimated but any difference should not be material.

IFRS 1 First-time adoption of International Financial Reporting Standards provides a number of exemptions and exceptions from full retrospective application. Net income attributed to parent company, shareholders’ equity and the reconciliation to U.S. GAAP shown below would have been different if the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 had been applied fully retrospectively.

A) NET INCOME ATTRIBUTED TO PARENT COMPANY AND SHAREHOLDERS’ EQUITY RECONCILIATION BETWEEN EU-IFRS REQUIRED TO BE APPLIED UNDER THE BANK OF SPAIN’S CIRCULAR 4/2004 AND U.S. GAAP.

Accounting practices used by the Bank in preparing the Consolidated Financial Statements conform to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, but do not conform to U.S. GAAP. A summarized reconciliation of shareholders’ equity as of December 31, 2010, 2009 and 2008 and net income attributed to parent company for the years ended December 31, 2010, 2009 and 2008 to U.S. GAAP is set forth below.

The following tables set forth the adjustments to consolidated net income attributed to parent company and to consolidated shareholders’ equity which would be required if U.S. GAAP had been applied to the accompanying Consolidated Financial Statements:

		Increase (Decrease)
		Year Ended December 31,
	Item	2010	2009	2008
		Millions of euros, except per share data

NET INCOME
Net income for the year under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,995	4,595	5,385
Net income attributed to non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		(389)	(385)	(365)
Net income attributed to parent company under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		4,606	4,210	5,020
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	(22)	(22)	(36)
Valuation of assets	2	(276)	(910)	(32)
Valuation of financial instruments	3	—	—	—
Accounting of goodwill	4	(2)	713	(2)
Accounting of derivatives	6	(34)	(34)	(128)
Loans adjustments	7	—	—	(1,152)
Pension plan cost	8	(64)	(221)	—
Tax effect of U.S. GAAP adjustments and deferred taxation	9	91	89	402
Net income attributed to parent company in accordance with U.S. GAAP(*)		4,299	3,825	4,070
Other comprehensive income, (loss) net of tax:
Foreign currency translation adjustments and others		1,784	(76)	(1,001)
Unrealized gains on securities:
Unrealized holding gains (losses) arising during period, net of tax		(1,680)	943	(2,657)
Derivative instruments and hedging activities		(531)	(4)	175
Comprehensive income (losses) in accordance with U.S. GAAP (*)	10	3,872	4,688	587
Earning per share (Euros) (see note 60. A.11) (**)		1.14	1.03	1.10

(*)	In accordance with Item 18 of Form 20-F.

(**)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo Option”) mentioned in Note 4 is not distributed. Therefore, the conditions to restate the Earning Per Share under IAS 33 and ASC 260 are not met.

		Increase (Decrease)
		As of December 31,
	Item	2010	2009	2008
		Millions of euros

TOTAL EQUITY
Total equity under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		37,475	30,763	26,705
Non-controlling interests under EU-IFRS		(1,556)	(1,463)	(1,049)
Total equity without non-controlling interests under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004		35,919	29,300	25,656
Adjustments to conform to U.S. GAAP:
Business combination with Argentaria	1	5,425	5,447	5,469
Valuation of assets	2	(1,260)	(984)	(74)
Valuation of financial instruments	3	—	18	36
Accounting of goodwill	4	3,657	3,332	2,573
Adjustments related to inflation-due to IFRS-1	5	(229)	(199)	(192)
Accounting of derivatives	6	(48)	7	35
Loans adjustments	7	—	—	36
Tax effect of U.S. GAAP adjustments and deferred taxation	9	(651)	(749)	(795)
Total shareholders’ equity in accordance with U.S. GAAP(*) (**)		42,813	36,172	32,744

(*)	In accordance with Item 18 of Form 20-F.

(**)	Under US GAAP “Shareholders’ equity” is equivalent to “Total equity” net of “Non controlling interest in subsidiaries”.

The differences included in the tables above are explained in the following items:

1.	BUSINESS COMBINATION WITH ARGENTARIA —

Banco Bilbao Vizcaya, S.A. and Argentaria, Caja Postal y Banco Hipotecario, S.A. (Argentaria) merged, being January 28, 2000 the date from which such merger was legally effective. According to Spanish GAAP at that date, this business combination was accounted for using the method of pooling of interest and therefore no goodwill was accounted. IFRS 1 First-time adoption of International Financial Reporting Standards grants an exemption to apply IFRS 3 Business Combinations prospectively and thus not to restate business combinations that occurred before the date of transition to IFRS, which is January 1, 2004. Therefore, this merger has been accounted for using the method of pooling of interest and no goodwill was accounted. Since the transaction did not comply with the U.S. GAAP requirements for pooling of interest method, under U.S. GAAP this business combination was accounted for using the purchase method. The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria under U.S. GAAP as of the date of the merger, was approximately €6,316 million and was calculated considering the necessary adjustments to the net worth of Argentaria as of January 28, 2000 under Spanish GAAP, as described below:

Millions of euros

Approximate Argentaria net worth as of January 28, 2000 under Spanish GAAP	3,454

(i) Reversal of the net effect of the restatement of fixed assets and equity securities	(129)
(ii) Reduction for employees and third party loans issued to purchase shares of capital stock	(123)
(iii) Goodwill amortization adjustments	101
(iv) Up-front premium reversal	108
(v) Valuation of investment securities	1,926
(vi) Effect of adjustments to conform to U.S. GAAP for investments in affiliated Companies	(87)
(vii) Tax effect of above mentioned adjustments	(608)
(viii) Other adjustments	35

Subtotal	1,223

Approximate Argentaria net worth as of January 28, 2000 under U.S. GAAP	4,677

i.	Revaluation of property and equity securities

Certain of the Spanish and foreign consolidated companies had stepped up (increased) the cost and accumulated depreciation of property and equipment and, where appropriate, the carrying values of their equity investment securities pursuant to the relevant local legislation. Also, the buildings and equity securities owned by certain of the companies in the Group, whose shareholders’ meetings adopted merger resolutions in 1991, were stepped up. Under U.S. GAAP these step ups are not permitted to be reflected in the financial statements.

ii. — Employee and other third party loans

Certain Group banks granted loans to shareholders, employees and customers for the acquisition of Argentaria, Caja Postal y Banco Hipotecario, S.A. shares. Under Spanish GAAP, these loans were recorded in the Consolidated Financial Statements under the caption “Credit, Loans and Discounts”. Under U.S. GAAP, these loans should be recorded as a reduction of total shareholders’ equity because the only recourse for collection is the shares themselves.

iii. — Goodwill

Under Spanish GAAP, the general policy of the Group was to amortize goodwill over a maximum period of 10 years. However, a different period was used to amortize goodwill in some of the subsidiaries acquired. Until 2001, for purposes of calculating the effect of applying U.S. GAAP, goodwill arising on acquisitions was amortized in 10 years. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

Additionally, in 1998 and as a result of the merger, goodwill from Banco Exterior de España, S.A. was fully written off for Spanish GAAP purposes. Until June 2001, under U.S. GAAP this goodwill was amortized over the estimated economic life as there was no economic or fair value basis for the impairment made under Spanish GAAP. Since July 2001, as required by ASC 350, goodwill is no longer amortized.

iv. — Up-front premium reversal

In 1998 the Bank arranged hedging transactions for which it paid a premium, which was recorded under the “Extraordinary Losses” caption in the income statement for 1998, to mitigate the adverse effect of the negative spread that arise between the average return on the mortgage loans financed by certain mortgage bonds and the fixed interest rates of such mortgage bonds. Under U.S. GAAP, the premium was recognized at inception as an asset, amortized over the life of the hedging transaction and that upon adoption of ASC 815, the derivative has been recorded at fair value through income, as it does not qualify for hedge accounting under U.S. GAAP.

v. — Valuation of investment securities

Under ASC 320-10-35-1b, available-for-sale securities shall be measured at fair value and the unrealized holding gains and losses shall be reported in “Other comprehensive income”.

vi. — Investments in affiliated companies

Under Spanish GAAP, investments in non-consolidated listed affiliated companies owned over 3% and in non-consolidated unlisted affiliated companies owned over 20% were recorded by the equity method. Under U.S. GAAP investments in affiliated companies over 20% but less than 50% are accounted for by the equity method and those exceeding 50% by the consolidation method. Listed investments of less than 20% are accounted for at market value.

The excess of the fair value of the new shares issued in exchange for the Argentaria shares over the net worth of Argentaria, was allocated to the following specific items:

2000	Millions of euros

Net lending	611
Investment securities-held to maturity	306
Premises and equipment	129
Other assets and liabilities	(113)
Long term debt	(173)
Tax effect	(220)
Goodwill	5,776

6,316

For U.S. GAAP purposes, BBVA amortizes the excess of the fair value assigned to the specific items over their remaining economic life. The amortization of the excess allocated to specific assets and liabilities was €22 million (net of tax), €22 million (net of tax) and €36 million (net of tax) for the years ended December 31, 2010, 2009 and 2008, respectively.

Until December 31, 2001 BBVA amortized the goodwill on a straight line basis over a period of 25 years. Since January, 2002 BBVA stopped the amortization of the remaining goodwill pursuant to ASC 350, and it has been assigned to different reporting units and tested for impairment as described in Note 2.2.8. As of December 31, 2010 goodwill was €5,333 million.

The adjustment to total shareholders’ equity, that reflects both effects, was €5,425 million, €5,447 million and €5,469 million as of December 31, 2010, 2009 and 2008, respectively.

2.	VALUATION OF ASSETS —

This adjustment basically relates to the following:

•	Revaluation of property

As described in Note 29.3. of the Consolidated Financial Statements, certain of the Spanish and foreign consolidated companies restated the cost and accumulated depreciation of property and equipment pursuant to the relevant legislation.

Fixed asset depreciation is computed on that restated value and the total amount charged to income is deductible for corporate income tax purposes. In addition, results on sales or dispositions of fixed assets are determined as the difference between the selling price and the net restated value.

Under U.S. GAAP these revaluations are not permitted to be reflected in the financial statements.

The amounts of the adjustments indicated below have been calculated to reflect the reversal of the additional depreciation on the revalued property and equipment (€4 million, €4 million and €4 million as of December 31, 2010, 2009 and 2008, respectively) and the additional income that would have resulted if the Group had not restated the fixed assets that have been sold (€8 million, €9 million and €6 million for the years ended December 31, 2010, 2009 and 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the unamortized revaluation surplus (a decrease of €123 million, €135 million and €148 million as of December 31, 2010, 2009 and 2008, respectively).

•	Valuation of property

In accordance with the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, certain property and equipment items were revalued and, therefore, this value was used as deemed cost on January 1, 2004 taking into consideration that, at the date of the revaluation, this deemed cost was comparable to fair value.

Under U.S. GAAP, these adjustments to the deemed cost are not permitted due to the fact that they do not reflect an actual impairment.

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the income statement the additional depreciation on the revalued property and equipment (€3 million, €3 million and €3 million for the years ended December 31, 2010, 2009 and 2008, respectively). The adjustment to total shareholders’ equity reflects the reversal of the adjustments to the attributed cost (an increase of €61 million, €64 million and €67 million as of December 31, 2010, 2009 and 2008, respectively).

•	Sale and leaseback of fixed assets

In 2009, 1,150 properties (offices and other singular buildings) belonging to the Group in Spain were reclassified to heading “Non-current assets held for sale” at an amount of €426 million, for which a sales plan had been established.

In 2010 and 2009, the Bank sold 164 and 971 of mentioned properties, respectively, in Spain to investors not related to BBVA Group for a total sale price of €404 million and €1,263 million at market prices, respectively, without making funds available to the buyers to pay the price of these transactions.

At the same time the Bank signed long-term operating leases with these investors on the aforementioned properties for periods of 10, 15, 20, 25 or 30 years (according to the property) and renewable.

The sale agreements also established call options for each of the properties at the termination of each of the lease agreements so that the Bank can repurchase these properties The repurchasing price of these call options will be the market value as determined by an independent expert. Therefore, the Group made a gross profit of €273 and €914 million, recognized under the heading “Gains (losses) in non-current assets held for sale not classified as discontinued operations” in the accompanying consolidated income statements for 2010 and 2009.

Under EU-IFRS (IAS 17), we accounted for this transaction as a sale and lease-back because of:

•	We considered that there is no reasonable certainty that the repurchase option will be exercised, because it is at fair value, and there are no other indicators that we expect would economically force us to exercise the repurchase option; and

•	We completed an analysis of the other main factors of the transaction and concluded that the lease agreements had the characteristics of operating leases, the sale price and lease payments were at fair value so, in effect, there had been a normal sale transaction and the gain on the sale of the properties was recognized immediately in the consolidated statement of income for the year 2009 and 2010.

Under U.S. GAAP (ASC 840-40-25-13) this transaction does not qualify as a sale and lease-back because the existence of a repurchase option of the properties at fair value implies a continuing involvement of the seller-lessee and, consequently, the transaction cannot be considered as a sale.

Accordingly, in order to account for the transaction in conformity with the financing method under ASC 840-40-25-13, we have made an adjustment to:

•	undo the sale, place the properties under repurchase agreement back in the accounting books (€404 million as of December 31, 2010 and €301 million as of December 31,2009) and continue to depreciate them for the year 2010 and 2009 (€11 million and €4 million, respectively);

•	eliminate the profit on sale (€273 million of income as of the date of the transaction in 2010 and €914 million of income as of the date of the transaction in 2010) and create a liability for the total amount of the cash received; and

•	reclassify the operating leases rental payments incurred by the Group (€113 million for the year 2010 and €31 million for year 2009) as interest expense.

3.	VALUATION OF FINANCIAL INSTRUMENTS —

Group’s criteria of accounting for such securities are described in Note 2.2.1. The recognition, measurement and disclosure criteria included in IAS 32 and 39, were applied retrospectively to January 1, 2004 (the date of transition to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004). Certain debt securities were recognized at fair value of that date under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 through total shareholders’ equity. Therefore in 2009 and 2008, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of the adjustments to the fair value. As of December 31, 2010, such debt securities were amortizated and for that reason there is no adjustment in the reconciliation to US GAAP that affected shareholders’ equity for that concept.

4.	ACCOUNTING OF GOODWILL —

The breakdown of this adjustment is as follows:

				Net Income Attributed
	Shareholders’ Equity			to Parent Company
	2010	2009	2008	2010	2009	2008
	Millions of Euros

Goodwill previous to IFRS1	981	981	981	—	—	—
Reversal of Step Acquisition	2,704	2,330	2,310	—	—	—
Step Acquisition of BBVA Bancomer	(1,194)	(1,171)	(1,170)	(1)	2	1
Adquisition and impairment of Compass	1,182	1,095	398	—	711	—
Others	(16)	97	54	(1)	—	(3)

Adjustment 4 in reconciliation to U.S. GAAP	3,657	3,332	2,573	(2)	713	(2)

The main reasons that generate a difference between EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP in goodwill are the following:

Adjustments related to goodwill previous to IFRS 1

The item “Goodwill previous to IFRS 1” refers to certain impairments or amortizations of goodwill accounted for under Spanish GAAP previous to the date of adoption of IFRS-1. These impairments or amortizations were not acceptable under U.S. GAAP because they did not satisfy the ASC 350 requirements. Therefore, there is an adjustment in the reconciliation of shareholders’ equity to U.S. GAAP to reflect the reversal of these impairments and amortizations of goodwill recorded prior to January 1, 2004.

Reversal of step acquisition

Investments acquired subsequent to obtaining control over a company (i.e. transactions involving the purchase of equity interests from minority shareholders) were treated as “equity transactions”. The amount of goodwill recorded under prior GAAP, as of January 1, 2004, transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, was recorded on the transactions performed after control was obtained. These amounts were charged to “non-controlling interests” and the surplus amount was charged to total shareholders’ equity.

Under U.S. GAAP, these acquisitions are accounted for using the “purchase method” and, consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the reversal of goodwill recorded prior to January 1, 2004, and the increase of shareholders’ equity.

Step Acquisition of BBVA Bancomer

On March 20, 2004, BBVA completed the tender offer on 40.6% of the capital stock of Grupo Financiero BBVA Bancomer, S.A. de C.V. (“Bancomer”). The final number of shares presented in the offer and accepted by BBVA was 3,660,295,210, which represent 39.45% of the capital stock of Bancomer. Following the acquisition of these shares through the tender offer, the ownership interest held by BBVA in the capital of Bancomer was 98.88%. Lastly, as of December 31, 2006, as a result of the purchase of shares subsisting in the market, BBVA’s holding in Bancomer increased to 99.96%.

BBVA Bancomer, S.A. de C.V. has been consolidated by Group BBVA since July 2000, when the merger of Grupo Financiero BBV-Probursa, S.A. de C.V. (a wholly-owned subsidiary of BBVA) and Grupo Financiero BBVA Bancomer, S.A. de C.V. was carried out.

Since March 20, 2004 the BBVA Group’s consolidated income statement reflected a decrease in “Non-controlling interests” caption related to the business combination described above while the rest of consolidated the income statement’s captions did not change because Bancomer was already a fully consolidated company before the acquisition of non controlling interest.

The cash paid for the acquired entity was €3,324 million. In connection with this business combination there are no contingent payments, options, or commitments specified in the acquisition agreement.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the business combination is registered as equity transaction and no amounts were allocated to assets or liabilities of the company acquired.

Under U.S. GAAP, after allocating the purchase price to all acquired assets and assumed liabilities of the company acquired, the goodwill was €1,060 million. The entire amount of goodwill was allocated to the Mexico reporting unit. This unit is included in the “Mexico” segment. The reconciliation of the net worth acquired and the fair value of the assets and liabilities acquired for purposes of U.S. GAAP was as follows:

Millions of euros

Net Worth Adquired	1,207
Investment securities	(32)
Net loans and leases	622
Permises and equipment	(28)
Intangible assets	970
Other assets	189
Time deposits	(124)
Long term debt	(50)
Other liabilities	(490)

Fair value under U.S. GAAP	2,264

The identified intangible assets were related to “core deposits”, which were calculated according to the purchase method and were amortized over a period of 40 months. As of December 31, 2010, all core deposits are amortized. Additionally, the allocated amount of net loans and leases were amortized over a weighted-average period of 3 years.

The “Other liabilities” caption includes basically temporary differences arising from different accounting and tax values of assets and liabilities allocated in the acquisition. Because the amounts allocated to certain assets are non deductible under Spanish Tax Law, additional goodwill and the corresponding deferred tax liabilities have been considered under U.S. GAAP.

Since Bancomer was consolidated by Group BBVA as of July 1, 2000, there are no purchased research and development assets that were acquired and written off.

Acquisition of Compass

On February 16, 2007, BBVA entered into a definitive agreement to acquire 100% of the share capital of Compass. On September 7, 2007, BBVA completed the acquisition.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, the amount of goodwill was calculated at the date in which BBVA obtained the control (September 7, 2007). Under US GAAP, EITF Issue No. 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination provides guidance on the measurement date to be used in a business combination. EITF 99-12 specifies that the value of acquirer’s marketable equity securities issued to effect a purchase business combination should be determinated, pursuant to the guidance in paragraph 22 of FASB Statement No. 141 (ACS 805-20), Business Combinations, based on the market price of the securities over a reasonable period of time before and after the terms of the acquisition are agreed to and announced. The date of measurement of the value of the acquirer’s marketable equity securities should not be influenced by the need to obtain shareholder or regulatory approvals. In addition, paragraph 7 of Issue 2 of ASC 805 states that the measurement date is the earliest date, from the date the terms of the acquisition are agreed to and announced to the date of financial applications of the formula do not result in a change in the number of shares or the amount of other consideration. According to this BBVA considered the announcement date (February 16, 2007) as the measurement date under US GAAP. Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect the different amount of goodwill.

This difference resulted in a reconciling item to shareholders’ equity (an increase of €415 million, €384 million and €398 million as of December 31, 2010, 2009 and 2008, respectively).

Goodwill impairment test

As indicated in Note 2.2.8 of the Consolidated Financial Statements, the Group performed the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

In accordance with the applicable accounting guidance under U.S. GAAP, the Group performs annual tests to identify potential impairment of goodwill. The tests are required to be performed annually and more frequently if events or circumstances indicate a potential impairment may exist. In the first step (“step one”) of the impairment test, the Group compares the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, the second step of the impairment test is required to be performed to measure the amount of impairment loss, if any. The second step (“step two”) of the impairment test compares the implied fair value of goodwill attributed to each reporting unit to the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination; the Group allocates the fair value determined in the step one for the Reporting Unit (RU) to all of the assets and liabilities of that unit as if the reporting unit had been acquired in business combination. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

As of December 31, 2010, there were no losses due to impairments under US GAAP.

As of December 31, 2009, the results of the goodwill impairment test under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 estimated impairment losses of €1,097 million in the United States Cash-Generating Unit (“CGU”) which were recognized under “Impairment losses on other assets (net) — Goodwill and other tangible assets” in the income statement for 2009. The impairment loss of this unit is attributed to the significant decline in economic and credit conditions in the states in which the Group operates in the United States. The valuations were verified by an independent expert, not the Group’s statutory auditor.

Under U.S. GAAP, the Group tested its identified Reporting Units for impairment as of December 31, 2009. This test indicated a goodwill impairment of €385 million within the United States reporting unit; accordingly, the Group recorded this goodwill impairment charges in 2009. The impairment recognized in the United States

Reporting Unit is attributed to the decrease in revenues caused by the significant decline in U.S. economic conditions.

Both the step one fair values of the reporting units and the step two allocations of the fair values of the reporting units’ assets and liabilities are based upon management’s estimates and assumptions. Although management has used the estimates and assumptions it believes to be most appropriate in the circumstances, it should be noted that even relatively minor changes in certain valuation assumptions used in management’s calculations would result in significant differences in the results of the impairment tests.

There is a difference in the impairment test of goodwill because under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 there is no step two as required by U.S. GAAP. This difference resulted in a reconciling item to the Net income for the year ended December 31, 2009. This adjustment reflects the reversal of the excess of charges in 2009 to the United States Reporting Unit’s goodwill amounted to €711 million as of December 31, 2009.

Under U.S. GAAP, the BBVA Group’s goodwill assigned to each Reporting Unit as of December, 31, 2010, 2009 and 2008 for impairment test purposes are the following:

	2010	2009	2008
	Millions of euros

The United States	6,975	6,472	7,098
Spain and Portugal	4,282	4,294	4,286
Mexico	2,636	2,302	2,265
Wholesale Banking & Global Market	1,489	1,489	1,489
Pension in South América	294	252	208
Chile	121	104	86
Colombia	236	205	192
Other Reporting Units	13	10	10

Total	16,047	15,128	15,634

5.	ADJUSTMENTS RELATED TO INFLATION-DUE TO IFRS-1

After the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, which is January 1, 2004, none of the functional currencies of the consolidated subsidiaries and associates and their branches located abroad relate to hyperinflationary economies, except for Venezuela which is discussed in Item 16 below. Accordingly, excluding Venezuela, as of December 31, 2010, 2009 and 2008 it was not necessary to adjust the financial statements of any of the consolidated subsidiaries or associates to correct for the effect of inflation.

In accordance to the exemption provided by IFRS 1 First-time Adoption of International Financial Reporting Standards, the cumulative effect of inflation recorded prior to January 1, 2004 (transition date to EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004) mainly relating to items of property, plant and equipment has not been removed. Therefore, the previous GAAP restated amounts have been used as deemed cost of property, plant and equipment as of the transition date.

Under U.S. GAAP, in prior years the financial statements of operating units in a highly inflationary economy were remeasured as if the functional currency of the operating unit were the same as that of the parent reporting currency. For the purposes of this requirement, a highly inflationary economy is one that has cumulative inflation of approximately 100 percent or more over a 3 year period. None of the countries where BBVA owned subsidiaries are currently highly inflationary countries, except Venezuela.

The adjustment reflects the reversal of the credits to shareholders’ equity arising from inflation registered in subsidiaries established in “non highly inflationary economies” (decrease of €229 million, €199 million and €192 million as of December 31, 2010, 2009 and 2008, respectively).

6.	ACCOUNTING OF DERIVATIVES —

As of December 31, 2010, the main differences between IAS 39 and ASC 815 that have resulted in reconciling items to net income and shareholders’ equity between IFRS and U.S. GAAP were as follows:

Fair value option

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a financial asset or a financial liability as held at fair value through the profit or loss if one of the criteria described in IAS 39 is met.

ASC 320 allows for the designation of a financial asset or a financial liability as held for trading only if these are acquired and held primarily for resale in the near term to make a profit from short-term movements in market prices.

As of December 31, 2010, 2009 and 2008, we maintained certain financial assets and financial liabilities registered at fair value through the profit or loss under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 which did not meet the conditions to be designated as financial asset or financial liability held for trading under ASC 320. With the adoption of ASC 815-15-25 those financial assets and financial liabilities meet the conditions to be designated as financial asset or financial liability held for trading. However, ASC 815-15-25 not allow retrospective application and for that reason we maintain an adjustment in the reconciliation to U.S. GAAP to reflect in the net income attributable to parent company (an increase of €10 million, a decrease of €6 million and a decrease of €116 million for the years ended December 31, 2010, 2009 and 2008, respectively) and shareholders’ equity (a decrease of €67 million, a decrease of €76 million and a decrease of €70 million as of December 31, 2010,2009 and 2008, respectively).

Retrospective application

As of December 31, 2003, in accordance with Spanish GAAP, certain fair value hedges of fixed income securities and cash flow hedges of exchange rate risk were considered to be speculative in our U.S. GAAP reconciliation adjustment, since the required documentation was not available at the date on which the aforementioned hedges were designated as such.

As of January 1, 2004, the transition date to the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, these transactions continued to be designated as hedges, since they met all the requirements for hedge accounting.

As of December 31, 2004, in accordance with U.S. GAAP the Group maintained the criteria established in prior years and considered these transactions to be speculative, which accounted for a portion of the reconciliation adjustment for derivatives and hedges.

Consequently, there is an adjustment in the reconciliation to U.S. GAAP to reflect in the net income (an increase of €15 million, a decrease of €34 million and a decrease of €10 million for the years ended December 31, 2010, 2009 and 2008, respectively) and in shareholders’ equity (an increase of €62 million, an increase of €69 million and an increase of €96 million as of December 31, 2010, 2009 and 2008, respectively) the speculative nature of these transactions under U.S. GAAP.

Methods used to assess hedge effectiveness

Even though the methodology to assess the hedge effectiveness is the same under both GAAPs, there are certain adjustments made in order to validate the hedge effectiveness that is permitted under the EU-IFRS required to be applied under the Bank of Spain’s Circul ar 4/2004 and not under U.S. GAAP.

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows to designate a hedging instrument as hedging only a portion of the time period to maturity, and therefore adjust the effectiveness test to comply with the hedging objective. Under U.S. GAAP such hedges are not allowed.

Consequently, there is an adjustment to reverse these partial hedging transactions under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €15 million, an increase of €6 million and a decrease of €2 million for the years ended December 31, 2010, 2009 and 2008) and shareholders’ equity (no impact as of December 31, 2010, an increase of €14 million as of December 31, 2009 and an increase of €9 million as of December 31, 2008) in the reconciliation to U.S. GAAP.

Macro hedges

The EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 allows for the designation of a fixed-interest deposit portfolio as a hedged item in a macro-hedge under IAS 39 (see note 15 of the Consolidated Financial Statements) . Under US GAAP those macro hedges are not allowed.

Consequently, there is an adjustment to reverse these macro hedges under U.S. GAAP. This difference resulted in a reconciling item to net income (a decrease of €44 million) and shareholders’ equity (a decrease of €44 million) in the reconciliation to U.S. GAAP as of December 31, 2010.

Other disclosures

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 but did not qualify as hedges under U.S. GAAP as of December 31, 2010, 2009 and 2008 amounted positive to €281 million, negative to €4 million, and negative to €8 million, respectively.

The fair value of derivatives that afforded hedge accounting treatment under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and qualify as hedges under U.S. GAAP as of December 31, 2010, 2009 and 2008 amounted to €1,618 million, €2,290 million and €2,615 million, respectively.

7.	LOANS ADJUSTMENTS —

We described in Note 2.2.1.b of the Consolidated Financial Statements, our methodology to estimate the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The “Allowance for loan losses” under U.S. GAAP is calculated by using our internal risk models based on our historical experience.

Given the increase in past-due loans beginning in mid-2007 as a result of the economic crisis, during 2008 our best estimate for the impairment of the loan portfolio required a provision for loan losses under U.S. GAAP of €3,956 million, which was €1,152 million higher than the provision required to be recorded under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

For this reason, we included an adjustment in the reconciliation of net income attributed to parent company in 2008 which resulted in a decrease of €1,152 million in net income attributed to parent company in accordance with U.S. GAAP.

As a result of the foregoing, as of December 31, 2008, the “Allowance for loan losses” under U.S. GAAP was very similar to the “Allowance for loan losses” under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004: €7,412 million under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 versus €7,384 million under U.S. GAAP.

As of December 31, 2010 and 2009, there is no significant difference in the balance of “Allowance for loan losses” under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP; for that reason there is no adjustment in the reconciliation to US GAAP that affected net income attributed to parent company statement and shareholders’ equity for that concept.

8.	PENSION PLAN COST —

Under U.S. GAAP, the Group recognized the actuarial gains or losses in the income statement for the year when these losses have been incurred instead of using the corridor approach.

Under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004, as we mentioned in Note 2.2.12 in the accompanying Consolidated Financial Statements, the Group recognizes the actuarial gains or losses arising on certain defined benefit post-employment commitments directly under the heading “Reserves”

For this reason, we have included an adjustment in the reconciliation of net income attributed to parent company for the year ended December 31, 2010 and 2009 which resulted in a decrease of €64 million and €221 million, respectively, in net income attributed to parent company in accordance with U.S. GAAP and no effect in in shareholders’ equity as of December 31, 2010 and 2009.

9.	TAX EFFECT OF U.S. GAAP ADJUSTMENTS AND DEFERRED TAXATION —

The previous adjustments to net income attributed to parent company and shareholders’ equity do not include their related effects on corporate tax (except for the adjustments mentioned in Item 1, part of Item 4 and Item 5), which are disclosed under “Tax effect of U.S. GAAP adjustments and deferred taxation” item in the respective reconciliation statements.

As described in Note 2.2.10 of the Consolidated Financial Statements deferred tax assets and liabilities include temporary differences measured at the amount expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities and their tax bases, and tax loss and tax credit carryforwards. These amounts are measured at the tax rates that are expected to apply in the year when the asset will be realized or the liability settled.

As a result of the application of ASC 740-10, Accounting for Income Taxes, the timing differences originated by the revaluation of property and equity securities and by certain provision for coverage of loan losses have been reversed.

On July 13, 2006, the FASB issued ASC 740-10. This statement was issued to provide additional guidance and clarification on accounting for uncertainty in income tax positions. The interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions, as well as increased disclosure requirements with regards to uncertain tax positions.

This interpretation of ASC 740-10 uses a two-step approach wherein a tax benefit is recognized if a position is more likely than not to be sustained. The amount of the benefit is then measured to be the highest tax benefit which is greater than fifty percent likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity’s tax reserves.

As a result of the application of ASC 740-10, the Group recorded a decrease of €2 million, a decrease of €19 million and an increase of €7 million in net income attributed to parent company as of December 31, 2010, 2009 and 2008 respectively. Consequently, ASC 740-10 provokes a decrease of €80 million, €78 million and €59 million in shareholders’ equity as of as of December 31, 2010, 2009 and 2008, respectively.

The Group is currently under audit by taxing authorities in major taxing jurisdictions around the world. It is thus reasonably possible that changes in the gross balance of unrecognized tax benefits may occur within the next 12 months (an estimate of the range of such gross changes cannot be made), but the Group does not expect such audits to result in amounts that would cause a significant change to its effective tax rate.

ASC 740-10 requires providing a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. As of December 31, 2010, 2009 and 2008 the valuation allowance was €19 million, €20 million and €22 million, respectively.

As required by ASC 740-10, the effects of the change in Spanish tax laws were included in income (see Note 21.3 of theConsolidated Financial Statements).

The following is a reconciliation of the income tax provision under IFRS to that under U.S. GAAP:

	Years Ended December 31,
	2010	2009	2008
	Millions of euros

Income tax provision under IFRS	1,427	1,141	1,541
Tax effect of U.S. GAAP adjustments and deferred taxation	(103)	(103)	(416)

Income tax provision under U.S. GAAP	1,324	1,038	1,125

The following is a reconciliation of the deferred tax assets and liabilities recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and those that should be recorded under ASC 740-10:

	As of December 31,		As of December 31,		As of December 31,
	2010		2009		2008
	Deferred	Deferred	Deferred	Deferred	Deferred	Deferred
	Tax	Tax	Tax	Tax	Tax	Tax
	Assets	Liabilities	Assets	Liabilities	Assets	Liabilities
	Millions of euros

As reported under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	5,442	(1,591)	4,993	(1,669)	5,055	(1,282)
Less —
Timing differences recorded under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and reversed in the reconciliation to U.S. GAAP	(467)	(434)	(504)	(417)	(548)	(171)
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	—	—	—	—	(1)	—
Plus —
Tax effect of the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 to U.S. GAAP reconciliation adjustments	377	(49)	302	(66)	119	(106)

As reported under ASC 740 (gross)	5,352	(2,074)	4,791	(2,152)	4,625	(1,559)

Valuation reserve	(19)	—	(20)	—	(22)	—

As reported under ASC 740 (net)	5,333	(2,074)	4,771	(2,152)	4,603	(1,559)

The following is an analysis of deferred tax assets and liabilities as of December 31, 2010, 2009 and 2008 estimated in accordance with U.S. GAAP:

	As of December 31,
	2010	2009	2008
	Millions of euros

Deferred Tax assets
Investments, derivatives and other	1,889	1,360	862
Loan loss reserves	1,648	1,632	1,440
Unrealized losses on securities pension liability	1,405	1,485	1,684
Fixed assets	392	286	44
Net operating loss carryforward	17	26	38
Goodwill	2	2	557

Total deferred tax assets	5,352	4,791	4,625

Valuation reserve	(19)	(20)	(22)

Net tax asset	5,333	4,771	4,603

Deferred tax liabilities
Unrealized gains on securities pension liability	(67)	(22)	(1)
Investments and derivatives	(1,195)	(951)	(335)
Fixed assets	(179)	(91)	(11)
Goodwill	(434)	(465)	(238)
Other	(199)	(622)	(974)

Total deferred tax liabilities	(2,074)	(2,152)	(1,559)

Reconciliation between the federal statutory tax rate and the effective income tax rate is as follows:

	2010	2009	2008
	Percentages

Corporate income tax at the standard rate	30.00	30.00	30.00
Decrease arising from permanent differences	(8.70)	(11.04)	(9.96)
Adjustments to the provision for prior years’ corporate income tax and other taxes	0.92	0.92	2.21
Income tax provision under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004	22.22	19.89	22.25
Tax effect of U.S. GAAP adjustments and deferred taxation under ASC 740	(0.24)	(0.11)	(2.03)
Income tax provision under U.S. GAAP	21.98	19.78	20.22

10.	OTHER COMPREHENSIVE INCOME —

ASC 220-10, Reporting Comprehensive Income establishes standards for disclosing information related to comprehensive income and its components in a full set of general-purpose financial statements.

Comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

The accumulated balances of other comprehensive income as of December 31, 2010, 2009 and 2008 were as follows:

	Foreign
	Currency		Derivative
	Translation	Unrealized	Instruments and	Total Other
	Adjustments	Gains on	Hedging	Comprehensive
	and Others	Securities	Activities	Income
	Millions of euros

Balance as of December 31, 2008	(6,166)	1,070	477	(4,619)

Changes in 2009	(76)	943	(4)	863

Balance as of December 31, 2009	(6,242)	2,013	473	(3,756)

Changes in 2010	1,784	(1,680)	(531)	(427)

Balance as of December 31, 2010	(4,458)	333	(58)	(4,183)

Taxes allocated to each component of other comprehensive income as of December 31, 2010, 2009 and 2008 were as follows:

	2010			2009			2008
		Tax			Tax			Tax
	Before	Expense	Net of	Before	Expense	Net of	Before	Expense	Net of
	Tax	or	Tax	Tax	or	Tax	Tax	or	Tax
	Amount	Benefit	Amount	Amount	Benefit	Amount	Amount	Benefit	Amount
	Millions of euros

Foreign Currency Translation Adjustments and Others	1,784	—	1,784	(76)	—	(76)	(1,001)	—	(1,001)
Unrealized Gains on Securities	(2,184)	504	(1,680)	1,221	(278)	943	(3,454)	797	(2,657)
Derivative Instruments and Hedging Activities	(691)	159	(531)	(5)	1	(4)	228	(53)	175

Total Other Comprehensive Income	(1,091)	663	(427)	1,140	(277)	863	(4,227)	744	(3,483)

11.	EARNINGS PER SHARE —

ASC 260, Earnings per Share, specifies the computation, presentation and disclosure requirements for earnings per share (EPS).

Basic earnings per share is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator), which may include contingently issuable shares where all necessary conditions for issuance have been satisfied. Diluted earnings per share include the determinants of basic earnings per share and, in addition, give effect to dilutive potential common shares that were outstanding during the period.

The computation of basic and diluted earnings per share for the year ended December 31, 2010, 2009 and 2008 is presented in the following table:

	Year Ended December 31,
	2010	2009	2008
	Millions of euros, except per share data

Numerator for basic earnings per share:
Income available to common shareholders (IFRS)(*)	4,676	4,228	5,020
Income available to common shareholders (U.S. GAAP)	4,299	3,825	4,070
Numerator for diluted earnings per share:
Income available to common shareholders (IFRS)(*)	4,676	4,228	5,020
Income available to common shareholders (U.S. GAAP)	4,369	3,843	4,070

	Year Ended December 31,
	2010	2009	2008
	Millions of euros, except per share data

Denominator for basic earnings per share
IFRS(*)	3,982,754,198	3,899,289,696	3,846,156,552
U.S. GAAP	3,761,698,126	3,719,162,366	3,706,204,569
Denominator for diluted earnings per share
IFRS(*)	3,982,754,198	3,899,289,696	3,846,156,552
U.S. GAAP	3,982,754,198	3,758,316,634	3,706,204,569
IFRS(*)(**)
Basic earnings per share (Euros)	1.17	1.08	1.31
Diluted earnings per share (Euros)	1.17	1.08	1.31
U.S. GAAP(**)
Basic earnings per share (Euros)	1.14	1.03	1.10
Diluted earnings per share (Euros)	1.10	1.02	1.10

(*)	EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. The presentation and disclosure requirements for earnings per share (EPS) under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 is presented in Note 5 of the Consolidated Financial Statements.

(**)	At the date of the issuance of these financial statements, the scrip dividend (“Dividendo Opción”) mentioned in Note 4 to the Consolidated Financial Statements is not distributed. Therefore, the conditions to restate the Earning per share under IAS 33 and ASC 260 are not met.

12.	ASC 810- CONSOLIDATION OF SPECIAL PURPOSE ENTITIES —

We arranged the issuance of preferred shares using special purpose vehicles (See Note 23.4.3.2 of the Consolidated Financial Statements). Our preferred security transactions are based on the following model:

•	We are the sponsor in the issuance of certain debentures by special purpose vehicles (SPEs) (the issuer of preference shares) that we incorporated and for which we hold 100% of the common stock and voting rights.

The SPEs issue preferred securities to 3rd party investors. The terms of the preferred securities are issued in perpetuity with fixed dividend coupon and can be called by the SPEs.

•	The SPEs lend both the proceeds raised from the preferred securities and the common stock back to us through intercompany loans with fixed maturities and fixed interest rate similar to that the dividend coupon on the preferred securities issued by the SPEs. Consequently, the SPEs use the cash received from interest payments on BBVA loans to pay dividends to the preferred securities holders.

•	We guarantee the dividend payments on the preferred securities.

We consolidated the SPEs under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 according to SIC 12 as we controlled them. However, under U.S. GAAP, BBVA does not consolidate the special purpose vehicle (issuer) as we have concluded that we are not the primary beneficiary as considered by ASC 810 for the reasons described below.

We as sponsor of the issuer of the preference shares neither have a significant residual interest held since our common shares are not viewed as equity at risk as our investment is returned back to us through the intercompany loan, nor the loan payable to the special purpose vehicle would be considered variable interests since they assume variability. Additionally, the fact that BBVA unconditionally guarantees the trust preferred securities is not relevant, since BBVA is guaranteeing its own obligations.

Under U.S. GAAP we consider the investments in the common stock of this class of special purpose vehicles as equity-method investees.

As a result of the deconsolidation of the SPEs, the loans received from the SPEs are presented as financial liabilities under U.S. GAAP.

Consequently, the deconsolidation of the entities described in Note 23.4.3.2 of the Consolidated Financial Statements, has no impact on shareholders’ equity or net income attributed to parent company under U.S. GAAP. These financial instruments that are presented under EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 in the caption “Subordinated liabilities — preferences shares” are presented under U.S. GAAP under the caption “Time deposits” (€5,233 million).

13.	OTHER ACCOUNTING STANDARDS EFFECTIVE IN 2010 —

ASC 860 — Transfers and Servicing 166 — Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140

The Board’s objective in issuing this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets.

On and after the effective date of this SFAS, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation.

This Statement is applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This Statement must be applied to transfers occurring on or after the effective date. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASC 810 — Consolidation — Amendments to FASB Interpretation No. 46(R)

This Statement amends Interpretation 46(R) (ASC 810) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interest or interests give a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

a. The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance.

b. The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

This Statement is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU No. 2009-5 Fair Value Measurements and Disclosures (ASC 820-10) — Measuring Liabilities at Fair Value

This ASU amends Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1. A valuation technique that uses:

•	The quoted prices of the identical liability when traded as an asset

•	Quoted prices for similar liabilities or similar liabilities when traded as assets.

2. Another valuation technique that is consistent with the principles of ASC 820, for example a present value technique, or a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The Update is effective for the first reporting period (including interim periods) beginning after August 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU No. 2009-15 — Accounting for Own-Share Lending Agreements in Contemplation of Convertible Debt Issuance

This ASU modifies Subtopic 470-20 Debt — Debt with Conversion and Other options. ASC 470-20 addresses the issues arisen when an entity for which the cost to an investment banking firm or third-party investors of borrowing its shares is prohibitive enters into share-lending arrangements that are executed separately but in connection with a convertible debt offering.

The amendments establish that at the date of issuance, the share lending arrangement shall be measured at fair value and recognised as an issuance cost, with an offset to additional paid-in capital in the financial statements of the entity. The loaned shares will be excluded from basic and diluted earnings per share unless default of the share-lending arrangement occurs, at which time the loaned shares would be included in the basic and diluted earnings- per- share calculation. Additionally, if it becomes probable that the counterparty to a share- lending arrangement will default, the issuer of the share- lending arrangement shall recognize an expense equal to the fair value of the unreturned shares, net of the fair value of probable recoveries, with an offset to additional paid- in capital and subsequent changes in the amount of the probable recoveries should also be recognized in earnings.

The Update is effective for fiscal years beginning on or after December 15, 2009, and interim periods within those fiscal years for arrangement outstanding as of the beginning of those fiscal years. Additionally the amendments are to be applied retrospectively for all arrangements outstanding as of the beginning of fiscal years beginning on or after December 15, 2009. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-06 Fair Value Measurements and Disclosures (ASC 820): Improving Disclosures about Fair Value Measurements

This ASU provides amendments to Subtopic 820-10 that require new disclosures and clarify existing disclosures related to Fair Value Measurements. Entities will be required to present new disclosures about transfers in and out Levels 1 and 2 and about purchases, sales, issuances and settlements in the reconciliation for fair value measurements using significant unobservable inputs (Level 3). The amendments also clarify existing disclosures to require disclosures about fair value measurement for each class of assets and liabilities and about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

The Update is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in Level 3 that will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-09 Subsequent Events (ASC 855)- Amendments to Certain Recognition and Disclosure Requirements

This ASU modifies as follows Subtopic 855-10, in order to alleviate potential conflicts with current SEC requirements:

•	An entity that is a SEC filer is required to evaluate subsequent events through the date that the financial statements are issued, but is not required to disclose the date through which subsequent events have been evaluated.

•	An entity that is a conduit bond obligor for conduit debt securities that are traded in a public market is required to evaluate subsequent events through the date that the financial statements are issued and must disclose such date.

•	All other entities will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date

The scope of the reissuance disclosure requirements have been refined to apply only to “revised” financial statements. Revised financial statements include financial statements revised either as a result of (a) correction of an error or (b) retrospective application of U.S. generally accepted accounting principles. If the financial statements of an entity, other than an SEC filer, are revised, as defined, the entity should retain the initial date, but also disclose the date through which subsequent events have been evaluated in the revised financial statements.

For entities, other than conduit bond obligors, the provisions of ASU 2010-09, Amendments to Certain Recognition and Disclosure Requirements, are effective upon issuance. Conduit bond obligors are required to apply the ASU’s requirements in fiscal periods ending after June 15, 2010. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-10 Consolidation (ASC 810): Amendments for Certain Investment Funds

This ASU amends ASC 810 to defer the application of the consolidation requirements resulting from the issuance of Statement 167 for a reporting entity’s interest in an entity (1) that has all the attributes of an investment company or (2) for which it is industry practice to apply measurement principles for financial reporting purposes that are consistent with those followed by investment companies.

An entity that qualifies for the deferral will continue to be assessed under the overall guidance on the consolidation of variable interest entities in Subtopic 810-10 (before the Statement 167 amendments) or other applicable consolidation guidance, such as the guidance for the consolidation of partnerships in Subtopic 810-20.

The amendments in this Update are effective as of the beginning of a reporting entity’s first annual period that begins after November 15, 2009, and for interim periods within that first annual reporting period. The effective date coincides with the effective date for the Statement 167 amendments to ASC 810. Early application is not permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-19 Foreign Currency (Topic 830) — Foreign Currency Issues: Multiple Foreign Currency Exchange Rates

This ASU amends Section S99 -SEC Materials of Subtopic 830-30 — Foreign Currency Matters — Translation of Financial Statements to establish that, for any SEC registrants, in cases where reported balances for financial reporting purposes differ from the actual U.S. dollar denominated balances, the registrant should make disclosures that inform users of the financial statements as to the nature of these differences.

Venezuela has met the thresholds for being considered highly inflationary and accordingly, calendar year entities that have not previously accounted for their Venezuelan investment as highly inflationary will begin applying highly inflationary accounting beginning January 1, 2010. Upon the application of highly inflationary accounting requirements, a U.S. reporting currency parent and subsidiary effectively utilize the same currency (U.S. dollars) and accordingly there should no longer be any differences between the amounts reported for financial reporting purposes and the amount of any underlying U.S. dollar denominated values that are held by the subsidiary.

This ASU also amends section S99 of Subtopic 830-30 to require that, for any SEC registrants, any differences that may have existed prior to applying highly inflationary accounting requirements between the reported balances for financial reporting and the U.S. dollar denominated balances should be recognized in the income statement at the time of adoption of highly inflationary accounting, unless the registrant can document that the difference was previously recognized as a cumulative translation adjustment (in which case the difference should be recognized as an adjustment to the cumulative translation adjustment).

The provisions of this ASU are effective upon issuance (May 11, 2010). The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

ASU 2010-20 Receivables (Topic 310) — Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses and ASU 2011-01 Receivables (Topic 310 ) Deferral of the Effective date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20

ASU 2010-20 amends Topic 605 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.

Existing disclosures are amended to require an entity to provide the following disclosures about its financing receivables on a disaggregated basis:

•	A rollforward schedule of the allowance for credit losses from the beginning of the reporting period to the end of the reporting period on a portfolio segment basis, with the ending balance further disaggregated on the basis of the impairment method

•	For each disaggregated ending balance in item (1) above, the related recorded investment in financing receivables

•	The nonaccrual status of financing receivables by class of financing receivables

•	Impaired financing receivables by class of financing receivables.

The ASU also requires an entity to provide the following additional disclosures about its financing receivables:

•	Credit quality indicators of financing receivables at the end of the reporting period by class of financing receivables

•	The aging of past due financing receivables at the end of the reporting period by class of financing receivables

•	The nature and extent of troubled debt restructurings that occurred during the period by class of financing receivables and their effect on the allowance for credit losses

•	The nature and extent of financing receivables modified as troubled debt restructurings within the previous 12 months that defaulted during the reporting period by class of financing receivables and their effect on the allowance for credit losses

•	Significant purchases and sales of financing receivables during the reporting period disaggregated by portfolio segment.

For public entities the amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010.

ASU 2011-01 defers the effective date of ASU 2010-20 for the new disclosures about troubled debt restructurings for public entities so that it will be the same as the effective date for the guidance for determining what constitutes a troubled debt restructuring. Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-25 Plan Accounting — Defined Contribution Pension Plans (Topic 962)

This ASU amends Topic 962 to clarify how loans to participants should be classified and measured by defined contribution pension benefit plans.

Participant loans are currently classified as investments and are usually measured at fair value. The amendments in this Update require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest.

The amendments in this Update should be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. Early adoption is permitted. The adoption of this new statement did not have a significant effect in our results of operations, financial position or cash flows.

14.	NEW ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE AS OF DECEMBER 31, 2010

ASU No. 2009-13 Revenue Recognition (ASC 605-25) — Multiple-Deliverable Revenue Arrangements

This ASU provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-derivable arrangements to establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor- specific objective evidence if available, third-party evidence if vendor- specific objective evidence is not available, or estimated selling price if neither vendor- specific objective evidence nor third- party evidence is available.

The amendments eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The ASU also requires that a vendor determine its best estimate of selling price in a manner that is consistent with that used to determine the price to sell the deliverable on a standalone basis.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU No. 2009-14 Software (ASC 985-605) — Certain Revenue Arrangements That Include Software Elements

This ASU changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components those functions together to deliver the tangible product’s essential functionality are no longer within the scope of the software revenue guidance in subtopic 958-605. Additionally, the amendments establish that if an undelivered element relates to a deliverable within the scope of Subtopic 985-605 and a deliverable excluded from the scope of Subtopic 985-605, the undelivered element shall be bifurcated into a software deliverable and a nonsoftware deliverable.

The Update will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010, with early adoption permitted. A vendor is required to adopt the amendments in the same period using the same transition method that it uses to adopt the amendments in Update 2009-13 Revenue Recognition (ASC 605-25) -Multiple-Deliverable Revenue Arrangements. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-13 Compensation — Stock Compensation (Topic 718) — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades

This ASU amends Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The amendments in this Update should be applied by recording a cumulative-effect adjustment to the opening balance of retained earnings. Earlier application is permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-15 Financial Services — Insurance (Topic 944) — How Investments Held through Separate Accounts Affect an Insurer’s Consolidation Analysis of Those Investments

This ASU amendmends Subtopic 944-80 Financial Services — Insurance — Separate Accounts to clarify that:

•	An insurance entity should not consider any separate account interests held for the benefit of policy holders in an investment to be the insurer’s interests and should not combine those interests with its general account interest in the same investment when assessing the investment for consolidation, unless the separate account interests are held for the benefit of a related party policy holder as defined in the Variable Interest Subsections of Subtopic 810-10 Consolidation-Overall and those subsections require the consideration of related parties.

•	For the purpose of evaluating whether the retention of specialized accounting for investments in consolidation is appropriate, a separate account arrangement should be considered a subsidiary.

•	An insurer is not required to consolidate an investment in which a separate account holds a controlling financial interest if the investment is not or would not be consolidated in the standalone financial statements of the separate account.

This ASU also provides guidance on how an insurer should consolidate an investment fund in situations in which the insurer concludes that consolidation is required.

The amendments in this Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2010. Early adoption is permitted. The amendments in this Update should be applied retrospectively to all prior periods upon the date of adoption. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-17 Revenue Recognition — Milestone Method (Topic 605) — Milestone Method of Revenue Recognition

This ASU amends Topic 605 to determine when it may be appropriate to apply the milestone method of revenue recognition for research or development transactions. The amendments establish that a vendor can recognize consideration that is contingent upon achievement of a milestone in its entirety as revenue in the period in which the milestone is achieved only if the milestone meets all criteria to be considered substantive.

A milestone should be considered substantive in its entirety and may not be bifurcated. Whether a milestone is substantive has to be determined at the inception of the arrangement and the following criteria should be met for a milestone to be considered substantive:

•	Be commensurate with either a)The vendor’s performance to achieve the milestone, or b)The enhancement of the value of the item delivered as a result of a specific outcome resulting from the vendor’s performance to achieve the milestone

•	Relate solely to past performance

•	Be reasonable relative to all deliverables and payment terms in the arrangement.

An arrangement may include more than one milestone, and each milestone should be evaluated separately to determine whether the milestone is substantive. Accordingly, an arrangement may contain both substantive and nonsubstantive milestones.

A vendor’s decision to use the milestone method of revenue recognition for transactions within the scope of the amendments in this Update is a policy election. Other proportional revenue recognition methods also may be applied as long as the application of those other methods does not result in the recognition of consideration in its entirety in the period the milestone is achieved.

The amendments in this Update are effective on a prospective basis for milestones achieved in fiscal years, and interim periods within those years, beginning on or after June 15, 2010. Early adoption is permitted. A vendor may elect, but is not required, to adopt the amendments in this Update retrospectively for all prior periods. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-18 Receivables (Topic 310) — Effect of a Loan Modification When the Loan Is Part of a Pool That Is Accounted for as a Single Asset

As a result of the amendments in this Update, modifications of loans that are accounted for within a pool under Subtopic 310-30 Receivables-Loans and Debt Securities acquired with Deteriorated Credit Quality do not result in the removal of those loans from the pool even if the modification of those loans would otherwise be considered a troubled debt restructuring. Accounting for troubled debt restructuring would not apply to individual loans within a pool, and modified loans should remain within the pool. An entity will continue to be required to consider whether the pool of assets in which the loan is included is impaired if expected cash flows for the pool change.

The amendments in this Update are effective for modifications of loans accounted for within pools under Subtopic 310-30 occurring in the first interim or annual period ending on or after July 15, 2010. The amendments are to be applied prospectively. Early application is permitted. Upon initial adoption of the guidance in this Update, an entity may make a onetime election to terminate accounting for loans as a pool under Subtopic 310-30. This election may be applied on a pool-by-pool basis. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-26 Financial Services — Insurance (Topic 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

This ASU amends Topic 944 to clarify which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral, and specify that the following costs incurred in the acquisition of new and renewal contracts should be capitalized:

1. Incremental direct costs of contract acquisition. Incremental direct costs are those costs that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred.

2. Certain costs related directly to the following acquisition activities performed by the insurer for the contract:

a. Underwriting

b. Policy issuance and processing

c. Medical and inspection

d. Sales force contract selling.

The costs related directly to those activities include only the portion of an employee’s total compensation (excluding any compensation that is capitalized as incremental direct costs of contract acquisition) and payroll-related fringe benefits related directly to time spent performing those activities for actual acquired contracts and other costs related directly to those activities that would not have been incurred if the contract had not been acquired.

3. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the direct-response advertising guidance in Subtopic 340-20, Other Assets and Deferred Costs — Capitalized Advertising Costs, are met.

The amendments in this Update should be applied prospectively for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. Retrospective application to all prior periods presented upon the date of adoption also is permitted, but not required. Early adoption is permitted, but only at the beginning of an entity’s annual reporting period. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-28 Intangibles — Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts

Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2).

The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist.

For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

ASU 2010-29 Business Combinations (Topic 805) Disclosure of Supplementary Pro Forma Information for Business Combinations

This ASU amends Topic 805 to clarify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only.

The amendments also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings.

The amendments in this Update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The Bank does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

15.	OTHER INFORMATION — VENEZUELA

As indicated in Note 2.2.23 of the Consolidated Financial Statements, the Venezuelan economy was considered to be hyperinflationary as defined by the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004. Accordingly, as of December 31, 2010 and 2009, it was necessary to adjust the financial statements of the Group’s subsidiaries established in Venezuela to correct them for the effect of inflation.

However, until 2010 the Venezuelan economy has not met the requirements to be considered highly inflationary economy under U.S. GAAP.

This difference, along with differences in accounting for the effects of hyperinflation, would result in a reconciling item to the Consolidated Financial Statements as of and for the year ended December 31, 2010 and 2009. However, as BBVA accounts for hyperinflationary economies in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, it is availing itself of the accommodation in Item 17(c)(2)(iv) of Form 20-F to exclude from the reconciliation to US GAAP the effects of differences in accounting for Venezuela as a highly inflationary economy. Therefore, the reconciliation complies with Item 18 of Form 20-F, which is different from the requirements of US GAAP in this regard.

B)	CONSOLIDATED FINANCIAL STATEMENTS

1.	DIFFERENCES RELATING TO THE FINANCIAL STATEMENTS PRESENTATION —

In addition to differences described in Note 60.A affecting net income and/or shareholders’ equity, there are differences relating to the financial statements presentation between the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004 and U.S. GAAP presentation following the formatting guidelines in Regulation S-X of the Securities and Exchange Commission of the United States. Although these differences do not cause differences between both GAAP reported net income and/or shareholders’ equity.

2.	CONSOLIDATED FINANCIAL STATEMENTS UNDER REGULATION S-X —

Following are the consolidated balance sheets of the BBVA Group as of December 31, 2010, 2009 and 2008 and the consolidated statement of income for each of the years ended December 31, 2010, 2009 and 2008, in the format for banks and bank holding companies required by Regulation S-X of the Securities and Exchange Commission of the United States of America, and, accordingly, prepared under U.S. GAAP (after reconciliation adjustments described above in Note 60.A)

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2010, 2009 AND 2008
(U.S. GAAP)

	2010	2009	2008
	Millions of euros

ASSETS
Cash and due from banks	7,435	7,568	11,862
Interest-bearing deposits in other banks	34,714	28,350	31,831
Securities purchased under agreements to resell	2,331	3,652	6,480
Trading securities	66,057	72,070	75,063
Investment securities	66,401	68,978	53,416
Net Loans & Leases:
Loans and leases net of unearned income	349,642	331,693	340,958
Less: Allowance for loan losses	(9,801)	(9,004)	(7,404)
Hedging Derivatives	3,665	3,663	3,929
Premises and equipment, net	6,605	6,353	6,462
Investments in affiliated companies	4,547	2,922	1,467
Intangible assets	1,058	852	780
Due from customers on acceptances	—	—	—
Goodwill in consolidation	16,047	15,128	15,634
Accrual Accounts	538	581	383
Other assets	12,528	10,788	8,176

Total assets	561,767	543,594	549,037

LIABILITIES AND EQUITY
Liabilities
Bank acceptances outstanding	—	—	—
Demand Deposits	74,763	68,655	69,009
Saving deposits	51,141	50,639	46,732
Time deposits	148,884	152,933	166,322
Due to Bank of Spain	2	10,930	37
Trading account liabilities	37,212	32,830	43,009
Hedging derivatives	1,704	1,306	1,226
Short term borrowings	63,844	68,985	61,832
Long-term debt	111,251	92,843	100,147
Taxes payable	2,678	2,690	1,835
Accounts payable	6,596	5,624	7,420
Accrual accounts	2,162	2,079	1,918
Pension allowance	5,981	6,246	6,359
Other provisions	2,341	2,313	2,319
Others liabilities	9,032	8,054	7,242

Total liabilities	517,591	506,127	515,407

Shareholder’s equity
Common stocks	2,201	1,836	1,836
Additional paid-in capital	17,104	12,453	12,770
Dividends	(1,067)	(1,000)	(1,820)
Other capital instruments	(553)	(224)	(720)
Retained earnings	25,128	23,107	20,678

Total shareholder’s equity	42,813	36,172	32,744

Non-controlling interest	1,363	1,295	886

Total Equity	44,176	37,467	33,630

Total liabilities and equity	561,767	543,594	549,037

BANCO BILBAO VIZCAYA ARGENTARIA GROUP

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED
DECEMBER 31, 2010, 2009 AND 2008
(U.S. GAAP)

	2010	2009	2008
	Millions of euros

Interest Income
Interest and fees on loans and leases	16,448	18,670	24,141
Interest on deposits in other banks	1,326	1,489	1,722
Interest on securities purchased under agreements to resell	123	201	517
Interest on investment securities	3,652	3,829	4,479

Total interest income	21,549	24,188	30,859

Interest Expense
Interest on deposits	(4,838)	(6,139)	(12,982)
Interest on Bank of Spain & Deposit Guarantee Fund	(120)	(79)	(368)
Interest on short-term borrowings	(1,283)	(1,504)	(2,168)
Interest on long term debt	(1,102)	(1,749)	(3,199)

Total interest expense	(7,343)	(9,471)	(18,717)

Net Interest Income	14,206	14,718	12,142

Provision for loan losses	(4,563)	(5,199)	(3,956)

Net Interest Income after provison for loan losses	9,643	9,519	8,186

Non-interest income
Contingent liabilities (collected)	282	260	243
Collection and payments services (collected)	2,500	2,573	2,656
Securities services (collected)	1,651	1,636	1,895
Other transactions (collected)	949	835	746
Ceded to other entities and correspondents (paid)	(545)	(572)	(662)
Other transactions (paid)	(254)	(263)	(326)
Gains (losses) from:
Affiliated companies’ securities	364	122	306
Investment securities	497	231	1,578
Foreign exchange, derivatives and other ,net	1,174	970	382
Other gains (losses)	3,415	3,474	3,657

Total non-interest income	10,033	9,267	10,473

Non-interest expense
Salaries and employee benefits	(4,814)	(4,651)	(4,716)
Occupancy expense of premises, depreciation and maintenance, net	(1,400)	(1,306)	(1,348)
General and administrative expenses	(2,642)	(2,368)	(2,423)
Impairment of goodwill	(14)	(388)	—
Net provision for specific allowances	(547)	(680)	(1,431)
Other expenses	(4,247)	(4,145)	(3,182)

Total non-interest expense	(13,664)	(13,539)	(13,100)

Income Before Taxes	6,012	5,248	5,559

Income Tax expense	(1,324)	(1,038)	(1,124)

Net Income	4,688	4,210	4,435

Less: net income attributed to the non-controlling interests	(389)	(385)	(365)

Net income attributed to parent company	4,299	3,825	4,070

3.	CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY —

Composition of shareholders’ equity (considering the final dividend) as of December 31, 2010, 2009 and 2008, is presented in Note 27, 28, 29 and 30. The variation in shareholders’ equity under U.S. GAAP as of December 31, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
	Millions of euros

Balance at the begining of the year	36,172	32,744	35,384
Capital increase	5,015	—	—
Net income of the year	4,299	3,825	4,070
Interim Dividends	(1,067)	(1,000)	(1,820)
Other Comprehensive income	(427)	863	(3,481)
Foreign currency translation adjust	1,784	(76)	(1,001)
Unrelaized Gains on Securities	(1,680)	943	(2,656)
Derivatives Instruments and Hedging activities (SFAS 133)	(531)	(4)	176
Other variation(*)	(1,179)	(260)	(1,409)

Balance at the end of the year	42,813	36,172	32,744

(*)	Includes €558 million and €1,002 million in 2010 and 2008, respectively, corresponding to the final dividend of 2009 and 2007, respectively.

C)	MAIN DISCLOSURES REQUIRED BY U.S. ACCOUNTING REGULATIONS FOR BANKS AND ADDITIONAL DISCLOSURES REQUIRED UNDER U.S. GAAP

1. Investment Securities — The breakdown of the Group’s investment securities portfolio by issuer is as follows:

	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	Millions of euros				Millions of euros				Millions of euros

DEBT SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	21,929	20,566	107	(1,470)	24,577	24,869	487	(195)	11,743	11,910	229	(62)
Spanish Government	16,543	15,337	58	(1,264)	18,312	18,551	309	(70)	6,233	6,371	138	—
Other debt securities	5,386	5,229	50	(206)	6,265	6,318	178	(125)	5,510	5,539	91	(62)
Central Banks	—	—	—	—	—	—	—	—	9	9	—	—
Credit institutions	4,221	4,090	24	(156)	5,097	5,202	134	(29)	4,330	4,338	44	(36)
Other issuers	1,165	1,139	25	(50)	1,168	1,116	44	(96)	1,171	1,192	47	(26)
International -	30,108	30,309	1,081	(880)	31,868	32,202	1,067	(733)	28,108	27,920	586	(774)
United States -	6,850	6,832	216	(234)	6,804	6,805	174	(173)	10,573	10,442	155	(286)
U.S. Treasury and other U.S. Government agencies	579	578	6	(8)	414	416	4	(2)	444	444	—	—
States and political subdivisions	187	193	7	(1)	214	221	7	—	382	396	15	(1)
Other debt securities	6,084	6,061	203	(225)	6,176	6,168	163	(171)	9,747	9,602	140	(285)
Central Banks	—	—	—	—	—	—	—	—	240	242	13	(12)
Credit institutions	2,982	2,873	83	(191)	2,597	2,610	50	(37)	4,341	4,327	55	(70)
Other issuers	3,102	3,188	120	(34)	3,579	3,558	113	(134)	5,166	5,033	71	(204)
Other countries — (*)	23,258	23,477	865	(646)	25,064	25,397	893	(560)	17,535	17,478	431	(488)
Securities of other foreign Governments(**)	15,733	15,958	610	(386)	17,058	17,363	697	(392)	9,624	9,653	261	(232)
Other debt securities	7,525	7,519	254	(261)	8,006	8,034	196	(168)	7,911	7,825	170	(256)
Central Banks	945	945	1	(0)	1,296	1,297	1	—	1,045	1,045	—	—
Credit institutions	4,983	4,998	205	(190)	4,795	4,893	185	(87)	5,934	5,958	167	(143)
Other institutions	1,597	1,576	49	(70)	1,915	1,844	10	(81)	932	823	3	(113)

TOTAL AVAILABLE FOR SALE PORTFOLIO	52,037	50,875	1,188	(2,350)	56,445	57,071	1,554	(928)	39,851	39,830	815	(836)

HELD TO MATURITY PORTFOLIO
Domestic -	7,503	6,771	2	(734)	2,626	2,624	29	(31)	2,392	2,339	7	(60)
Spanish Government	6,611	5,942	2	(671)	1,674	1,682	21	(13)	1,412	1,412	7	(7)
Other debt securities	892	829	0	(63)	952	942	8	(18)	980	927	—	(53)
Central Banks	—	—	—	—	—	—	—	—	—	—	—	—
Credit institutions	290	277	—	(13)	342	344	6	(4)	342	344	—	(10)
Other institutions	602	552	—	(50)	610	598	2	(14)	638	583	—	(43)
International -	2,443	2,418	16	(41)	2,811	2,869	71	(13)	2,890	2,882	25	(33)
Securities of other foreign Governments	2,181	2,171	10	(20)	2,399	2,456	64	(7)	2,432	2,437	22	(17)
Other debt securities. Credit Institutions	262	247	6	(21)	412	413	7	(6)	458	445	3	(16)

TOTAL HELD TO MATURITY PORTFOLIO	9,946	9,189	18	(775)	5,437	5,493	100	(44)	5,282	5,221	32	(93)

TOTAL DEBT SECURITIES	61,983	60,064	1,206	(3,125)	61,882	62,564	1,654	(972)	45,133	45,051	847	(929)

(*)	Includes Mexico. As of December 31, 2010 the total fair value of Mexican debt securities amounted to €10,547 million of which Mexican Government and other government agency debt securities amounted to € 9,858 million and credit institutions amounted to €579 million.

(**)	Consists mainly of securities held by our subsidiaries issued by the Governments of the countries where they operate. As of December 31, 2010 the fair value of Securities of other foreign Governments included €9,858 million of Mexican Government and other government agency debt securities.

For credit quality information related with the rating of the debt securities see Note 12 and 14 of the Consolidated Financial Statements.

	As of December 31, 2010				As of December 31, 2009				As of December 31, 2008
	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized	Amortized	Fair	Unrealized	Unrealized
	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses	Cost	Value	Gains	Losses
	(Millions of euros)				(Millions of euros)				(Millions of euros)

EQUITY SECURITIES -
AVAILABLE FOR SALE PORTFOLIO
Domestic -	3,403	4,608	1,212	(7)	3,682	5,408	1,738	(12)	3,581	4,675	1,189	(96)
Equity listed	3,378	4,583	1,212	(7)	3,656	5,383	1,738	(12)	3,545	4,639	1,189	(95)
Equity Unlisted	25	25	—	—	25	25	—	—	37	36	—	(1)
International -	927	973	71	(25)	948	1,041	121	(28)	3,407	3,274	8	(141)
United States -	605	662	56	—	641	737	104	(8)	664	654	—	(11)
Equity listed	11	13	1	—	16	8	—	(8)	38	28	—	(11)
Equity Unlisted	594	649	55	—	625	729	104	(0)	626	626	—	(0)
Other countries -	322	311	15	(25)	307	304	17	(20)	2,743	2,620	8	(130)
Equity listed	258	240	7	(25)	250	242	12	(20)	2,545	2,416	1	(130)
Equity Unlisted	64	71	8	(0)	57	62	5	(0)	198	205	7	(0)

TOTAL AVAILABLE FOR SALE PORTFOLIO	4,330	5,581	1,283	(32)	4,630	6,450	1,860	(40)	6,988	7,949	1,197	(237)

TOTAL EQUITY SECURITIES	4,330	5,581	1,283	(32)	4,630	6,450	1,860	(40)	6,988	7,949	1,197	(237)

TOTAL INVESTMENT SECURITIES	66,313	65,645	2,489	(3,156)	66,512	69,014	3,514	(1,012)	52,122	53,001	2,044	(1,166)

The total amount of losses amounted to €3,776 million, €1,461 million and €1,368 million as of December 31, 2010, 2009 and 2008, respectively.

	As of December 31,
	2010	2009	2008
	Millions of euros

Equity securities	(429)	(226)	(26)
Debt securities	(190)	(223)	(176)
(1) Total impairments other-than-temporary (charged to income under both GAAP)	(619)	(449)	(202)
Equity securities	(32)	(40)	(237)
Debt securities	(3,125)	(972)	(929)
(2) Total temporary unrealized losses	(3,157)	(1,012)	(1,166)

(1)+(2) Total unrecognized losses	(3,776)	(1,461)	(1,368)

As of December 31, 2010, the fair value of the debt securities is below its amortized cost.

As of December 31, 2010 most of our unrealized losses correspond to Spanish Government debt securities (both Available-for-sale and Held-to-maturity securities).

As of December 31, 2010 the total unrealized losses generated 12 months prior to such date were 10.2% of total unrealized losses of debt securities (both Available-for-sale and Held-to-maturity securities). However, we can concluded that they are temporary and no impairment has been estimated following an analysis of these unrealized losses, because: the payment deadlines for interests have been met for all debt securities, there is no evidence that the issuer will not continue meeting the payment terms, the future payments of principal and interest are sufficient to recover the cost of the debt securities and, for Held-to-maturity securities, we have the intent to hold the security until maturity or at least until the fair value of the security recovers to a level that exceeds the security’s amortized cost.

As of December 31, 2010, the unrealized losses that correspond to equity securities have been considered temporary and we have not recognized any other-than-temporary impairment for those investments because the unrealized losses related to them have mainly arisen due to the negative evolution of the markets affected by the economic situation.

An analysis of the carrying amount of investments, exclusive of valuation reserves, by contractual maturity and fair value of the debt securities portfolio is shown below:

	December 31, 2010
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	982	8,650	3,197	2,507	15,337
Other debt securities	1,303	2,613	438	876	5,229

Total Domestic	2,285	11,263	3,635	3,383	20,566

International
United States	525	2,971	2,340	995	6,832
U.S. Treasury and other U.S. government agencies	108	195	65	210	578
States and political subdivisions	29	93	59	12	193
Other U.S. securities	389	2,683	2,216	773	6,061
Other countries	3,075	11,436	3,571	5,395	23,477
Securities of other foreign governments	690	9,156	2,547	3,565	15,958
Other debt securities of other countries	2,385	2,280	1,024	1,830	7,519

Total International	3,601	14,407	5,911	6,390	30,309

TOTAL AVAILABLE-FOR-SALE	5,886	25,670	9,546	9,773	50,875

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	75	98	3,107	3,330	6,610
Other debt securities	38	645	210	—	893

Total Domestic	113	743	3,317	3,330	7,503

Total International	616	1,392	209	226	2,443

TOTAL HELD-TO-MATURITY	729	2,135	3,526	3,556	9,946

TOTAL DEBT SECURITIES	6,615	27,805	13,072	13,329	60,821

	December 31, 2010
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	76	98	2.859	2.909	5.942
Other debt securities	37	612	180	—	829

Total Domestic	113	710	3.039	2.909	6.771

Total International	617	1.372	202	227	2.418

TOTAL HELD-TO-MATURITY	730	2.082	3.241	3.136	9.189

	As of December 31, 2009
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	127	10,536	5,116	2,772	18,551
Other debt securities	576	4,422	283	1,037	6,318

Total Domestic	703	14,958	5,399	3,809	24,869

International
United States	838	2,586	1,597	1,784	6,805
U.S. Treasury and other U.S. government agencies	223	53	—	140	416
States and political subdivisions	36	84	79	22	221
Other U.S. securities	579	2,449	1,518	1,622	6,168
Other countries	2,254	9,318	3,614	10,211	25,397
Securities of other foreign governments	934	5,929	2,454	8,046	17,363
Other debt securities of other countries	1,320	3,389	1,160	2,165	8,034

Total International	3,092	11,904	5,211	11,995	32,202

TOTAL AVAILABLE-FOR-SALE	3,795	26,862	10,610	15,804	57,071

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,425	63	1,674
Other debt securities	50	486	294	122	952

Total Domestic	55	667	1,719	185	2,626

Total International	215	790	1,590	216	2,811

TOTAL HELD-TO-MATURITY	270	1,457	3,309	401	5,437

TOTAL DEBT SECURITIES	4,065	28,319	13,919	16,205	62,508

	As of December 31, 2009
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	5	181	1,433	63	1,682
Other debt securities	50	482	287	123	942

Total Domestic	55	663	1,720	186	2,624

Total International	217	808	1,623	221	2,869

TOTAL HELD-TO-MATURITY	272	1,471	3,343	407	5,493

	December 31, 2008
	Carrying Amount
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

AVAILABLE-FOR-SALE PORTFOLIO(*)
Domestic
Spanish government	119	6,694	4,003	3,829	14,645
Other debt securities	1,067	3,732	278	835	5,912

Total Domestic	1,186	10,426	4,281	4,664	20,557

International
United States	985	3,083	1,784	1,410	7,262
U.S. Treasury and other U.S. government agencies	160	18	—	245	423
States and political subdivisions	70	145	159	52	426
Other U.S. securities	755	2,920	1,625	1,113	6,413
Other countries	2,603	9,799	5,438	3,960	21,800
Securities of other foreign governments	666	7,483	4,018	2,088	14,255
Other debt securities of other countries	1,937	2,316	1,420	1,872	7,545

Total International	3,588	12,882	7,222	5,370	29,062

TOTAL AVAILABLE-FOR-SALE	4,774	23,308	11,503	10,034	49,619

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	118	1,053	54	1,335
Other debt securities	54	212	550	128	944

Total Domestic	164	330	1,603	182	2,279

Total International	85	918	1,594	223	2,820

TOTAL HELD-TO-MATURITY	249	1,248	3,197	405	5,099

TOTAL DEBT SECURITIES	5,023	24,556	14,700	10,439	54,718

	December 31, 2008
	Market Value
		Due After	Due After
	Due in One	One Year to	Five Years to	Due After
	Year or Less	Five Years	Ten Years	Ten Years	Total
	Millions of euros

HELD-TO-MATURITY PORTFOLIO
Domestic
Spanish government	110	119	1,055	54	1,338
Other debt securities	52	203	525	122	902

Total Domestic	162	322	1,580	176	2,240

Total International	83	924	1,607	226	2,840

TOTAL HELD-TO-MATURITY	245	1,246	3,187	402	5,080

(*)	As we describe in Note 2.2.1 carrying amount and market value are the same for “Trading portfolio” and “Available for sale portfolio”

Under both EU-IFRS and U.S. GAAP, the methodology used to estimate the fair value of non-traded or unlisted securities is as follows (see Note 2.2.1.b):

•	Debt securities: fair value is considered to be the present value of the cash flows, using market interest rates (discounted cash flows).

•	Equity securities: in the cases of equity instruments whose fair value cannot be determined in a sufficiently objective manner are measured at acquisition cost. In some cases in which trigger events indicate that a specific investment could be impaired, a specific valuation of fair value is used and all available factors are considered by management to determine the fair value under both GAAP.

These methodologies include an evaluation of credit risk, market conditions (volatility, interest rate evolution, macroeconomic variables, etc...) or future expectations.

As of December 31, 2010, 2009 and 2008 the net gains from sales of available-for-sale securities amounted to €653 million €504 million and €1,723 million, respectively (see Note 44 and 52). As of December 31, 2010, 2009 and 2008 the gross realized gains on those sales amounted to €814 million, €672 million and €1,150 million, respectively. As of December 31, 2010, 2009 and 2008 the gross realized losses on those sales amounted to €161 million (of which €122 million corresponds to debt securities and €39 million corresponds to other equity instruments), €167 million (of which €70 million corresponds to debt securities and €97 million corresponds to other equity instruments) and €154 million (of which €58 million corresponds to debt securities and €96 million corresponds to other equity instruments), respectively.

2.	LOANS AND ACCOUNTING BY CREDITORS FOR IMPAIRMENT OF A LOAN —

The balance of the recorded investment in impaired loans (substandard loans) and of the related valuation allowance as of December 31, 2010 is as follows:

As of December 31,
2010
Millions of euros

Impaired loans requiring no reserve	281
Impaired loans requiring valuation allowance	15,080

Total impaired loans	15,361

Valuation allowance on impaired loans	5,482

The roll-forward allowance is shown in Note 7.1 of the Consolidated Financial Statements.

The related amount of interest income recognized during the time within that period that the loans were impaired was:

As December 31,
2010
Millions of euros

Interest revenue that would have been recorded if accruing	1,717
Net interest revenue recorded	203

3.	INVESTMENTS IN AND INDEBTEDNESS OF AND TO AFFILIATES —

For aggregated summarized financial information with respect to significant affiliated companies for the year ended December 31, 2010 see Note 17 and Appendix IV for detailed information of investments in associates.

4.	DEPOSITS —

The breakdowns of deposits from credit entities and customers by domicile and type are included in Note 23 of the accompanying consolidated financial statements.

As of December 31, 2010, 2009 and 2008, the time deposits, both domestic and international, (other than interbank deposits) in denominations of €75,364 (approximately US$100,000) or more were €83,516 million, €96,164 million and €97,923 million, respectively.

5.	SHORT-TERM BORROWINGS —

The information about “Short-Term borrowings” required under S-X Regulations is as follows:

	As of December 31,
	2010		2009		2008
		Average		Average		Average
	Amount	Rate	Amount	Rate	Amount	Rate
	(In millions of euro, except percentages)

Securities sold under agreements to repurchase (principally Spanish Treasury bills):
As of December 31,	39,587	2.03%	26,171	2.43%	28,206	4.66%
Average during year	31,056	2.17%	30,811	2.71%	34,729	5.62%
Maximum quarter-end balance	39,587	—	28,849	—	34,202	—
Bank promissory notes:
As of December 31,	13,215	0.91%	29,578	0.50%	20,061	3.70%
Average during year	24,405	0.55%	27,434	1.28%	15,661	4.57%
Maximum quarter-end balance	28,937	—	30,919	—	20,061	—
Bonds and Subordinated debt :
As of December 31 ,	11,041	2.57%	13,236	2.54%	13,565	4.66%
Average during year	10,825	3.20%	14,820	3.20%	12,447	5.18%
Maximum quarter-end balance	13,184	—	15,609	—	15,822	—

Total short-term borrowings at December 31	63,844	1.89%	68,985	1.62%	61,832	4.35%

As of December 31, 2010, 2009 and 2008, short-term borrowings include €16,396 million. €17,419 million, and €13,018 million, respectively, of securities sold under agreements to repurchase from Bank of Spain and other Spanish and foreign financial institutions.

6.	LONG TERM DEBT —

See Note 23 of the Consolidated Financial Statements.

7.	DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES —

The breakdown of the Derivative Financial Instruments is shown in Notes 10 and 15 of the Consolidated Financial Statements.

7.1.	Objectives for the holding of positions in derivatives and strategies for the achievement of these objectives

See Note 15 of the Consolidated Financial Statements.

7.1.1.	Risk Management Policies

See Note 7 of the Consolidated Financial Statements.

7.1.2.	Transactions whose risks are hedged for U.S. GAAP purposes

U.S. GAAP ASC 815 is more restrictive than IAS 39, Financial Instruments: recognition and measurement, on the types of risks that may be hedged and therefore certain hedging relationships have been discontinued under U.S. GAAP.

Paragraph 21.f. of ASC 815 defines the risks that may be hedged as only one of (or a combination of) the following:

(a) the risk of changes in the overall fair value of the entire hedged item,

(b) the risk of changes in its fair value attributed to changes in the designated benchmark interest rate (referred to as interest rate risk),

(c) the risk of changes in its fair value attributed to changes in the related foreign currency exchange rates (referred to as foreign exchange risk) and

(d) the risk of changes in its fair value attributed to both changes in the obligor’s creditworthiness and changes in the spread over the benchmark interest rate with respect to the hedged item’s credit sector at inception of the hedge (referred to as credit risk).

The same paragraph states that an entity may not simply designate prepayment risk as the risk being hedged for a financial asset unless it is represented by an embedded option in the hedged instrument.

Transactions whose risks are hedged for U.S. GAAP purposes are:

1. Available for sale fixed rate debt securities: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the bond is exchanged for a variable return).

2. Long term fixed rate debt issued: this risk is hedged using interest-rate derivatives (interest-rate swaps which replicate, on the collection leg, the payment resulting from the issue and transform it into a variable cost for the Bank).

3. Foreign currency of a net investment in a foreign subsidiary: the risk of a net investment in a foreign operation is exchanged for the currency in which the investment is denominated.

4. Available for sale equity securities: this risk is hedged using equity swaps through which the risk of variation in the price per books of the portfolio is transferred to the counterparty.

5. Fixed rate loans: this risk is hedged using interest-rate derivatives (interest-rate swaps through which the fixed-coupon of the loans is exchanged for a variable return).

6. Floating interest rate loans in foreign currencies: this risk is hedged using currency swaps.

7.2.	Accounting for Derivative Instruments and Hedging Activities

Under ASC 815 the accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and the hedged item attributed to the hedged risk are recognized in earnings.

If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in Other Comprehensive Income and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

The gain or loss on a hedging derivative instrument that is designated as, and is effective as, an economic hedge of the net investment in a foreign operation is reported in the same way as a translation adjustment to the extent it is effective as a hedge. The ineffective portion of net investment hedges is reported in earnings.

Hedging transactions must be formally documented, designated and the company must describe the way the effectiveness is going to be assessed.

On the other hand when the derivative is designated as a trading transaction the changes in the fair value must be recognized in earnings.

7.3.	Additional disclosures required by U.S. GAAP: Fair Value Methods

The methods used by the Group in estimating the fair value of its derivative instruments are as follows:

Forward purchases/sales of foreign currency

Estimated fair value of these financial instruments is based on active market prices.

Forward purchases/sales of government debt securities

Estimated fair value of these financial instruments is based on active market prices, since they are mostly traded in organised markets.

Options and financial futures

Derivatives traded in organised markets are valued based on quoted market prices.

For options and futures traded in OTC markets, the fair value is estimated based on theoretical year-end closing prices. These year-end closing prices are calculated according to generally accepted models estimating the amounts the Group would receive or pay based upon the yield curve/ volatilities prevailing at year-end or prices.

Forward rate agreements and interest rate swaps

Fair values of these contracts are estimated based on the discounted future cash flows related to the interest rates to be collected or paid, using for this purpose the yield curve prevailing at year-end.

8.	PENSION LIABILITIES —

See Notes 2.2.12 and 26 of the Consolidated Financial Statements for a detail of the pension commitments under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

9.	EMPLOYERS’ DISCLOSURES ABOUT POSTRETIREMENT BENEFIT PLAN ASSETS (ASC 715-20)

Employee benefits corporate policies are defined by BBVA Group as part of the coordination framework established between the headquarters and each of the countries in which it operates.

In order to manage the assets related to defined benefit plans, BBVA Group has set the corresponding corporate investment policy. The investment policy currently in force is designed according to the criteria of prudence and aimed to minimize the financial risks in plan assets.

The main principles of this policy are summarized below:

•	Fixed income as the only category of allowed assets. Preference for government bonds.

•	No currency risk allowed in asset allocation

•	Requirement of specific levels of liquidity in order to meet the expected cash flow liabilities.

•	Systematized controls in duration, limiting the asset-liabilities duration gaps.

•	Standardized limitation in inflation risk.

Local adaptation of the corporate investment policy is taking place gradually along the countries in which the Group operates, taking into account the particularities of each market. This implies the need for unifying the diversity of the local investment policies previously in force, considering the specific local legislations and regulations -especially with regards to investment decision making processes — .

On average, as of December 31, 2010 the degree of local implementation of the current investment policy for plan assets is, in its most significant aspects, well advanced with nearly 91% of assets invested in fixed income (mostly government bonds) and around 7% in equity and 2% in other assets.

Measurement of plan assets is set using market quoted prices as the underlying assets are market quoted and priced instruments. In addition, no significant concentrations of risks within plan assets have been identified as of December 31, 2010 and investments of the plans are deemed to be sufficiently diversified.

10.	DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (ASC 825-10) —

See Note 8 of the Consolidated Financial Statements for disclosures about Fair Value of Financial Instruments, as required by ASC 825-10.

11.	SEGMENT INFORMATION —

See Note 6 of the Consolidated Financial Statements, for a detail of the segment information under the EU-IFRS required to be applied under the Bank of Spain’s Circular 4/2004.

12.	BUSINESS COMBINATION IN 2010 —

See Note 3 of the Consolidated Financial Statements for information of Business combinations.

13.	“UNRECOGNIZED TAX BENEFITS” (ASC 605-15) —

As of December 31, 2010 and December 31, 2009, the Group’s unrecognized tax benefits, including related interest expense and penalties was €1,091 million and €1,052 million, respectively, of which €701 million, if recognized, would reduce the annual effective tax rate. As the Group is presently under audit by number of tax authorities, it is reasonably possible that unrecognized tax benefits could change significantly over the next 12 months. The Group does not expect that any such changes would have a material impact on its annual effective tax rate.

Due to the inherent complexities arising from the nature of the Group’s businesses, and from conducting business are being taxed in a substantial number of jurisdictions, significant judgements and estimates are required to be made. Agreement of tax liabilities between BBVA and the many tax jurisdictions in which Group files tax returns may not be finalized for several years. Thus, the Group’s final tax-related assets and liabilities may ultimately be different than those currently reported.

The following is a roll-forward of the Bank’s ASC 605-15 unrecognized tax benefits from December 31, 2008 to December 31, 2010.

Millions of euros

Total unrecognized tax benefits as of December 31, 2008	1,136
Net amount of increases for current year’s tax positions	3
Gross amount of increases for prior years’ tax positions	113
Gross amount of decreases for prior years’ tax positions	(9)
Foreign exchange, acquisitions and others	(191)
Total unrecognized tax benefits as of December 31, 2009	1,052
Net amount of increases for current year’s tax positions	7
Gross amount of increases for prior years’ tax positions	77
Gross amount of decreases for prior years’ tax positions	(7)
Foreign exchange, acquisitions and others	(38)
Total unrecognized tax benefits as of December 31, 2010	1,091

The Group classifies interest as interest expense but penalties are classified as tax expense. During the year 2010, the Group recognized approximately €34 million in interest and penalties. The Group had approximately €333 million for the payment of interest and penalties accrued as of December 31, 2010.

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

Jurisdiction	Tax Year

Spain	2004 - 2010
United States	2005 - 2010
Puerto Rico	2006 - 2010
Peru	2006 - 2010
Colombia	2005 - 2010
Argentina	2005 - 2010
Venezuela	2004 - 2010
Mexico	2005 - 2010

14.	DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (ASC 815-10-50 — DERIVATIVES AND HEDGING) —

In March 2008 the FASB issued FASB Statement No. 161 (ASC 815-10-50), Disclosures about Derivative Instruments and Hedging Activities. The new standard is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance, and cash flows. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008.

See Note 10, 15, 39 and 44 of the Consolidated Financial Statements for disclosures about derivative instruments and hedging activities, as required by ASC 815-10-5.

15.	DISCLOSURES ABOUT THE CREDIT QUALITY OF FINANCING RECEIVABLES AND THE ALLOWANCE FOR CREDIT LOSSES (ASC 310) —

In 2010 the FASB issued ASU 2010-20, which amends ASC 310 to enhance disclosures about the credit quality of financing receivables and the allowance for credit losses.

See Note 7 and 13 of the Consolidated Financial Statements for the significant disclosures about credit quality of financing receivables and the allowance for credit losses.

16.	FINANCIAL STATEMENTS OF ISSUERS OF GUARANTEED SECURITIES

In connection with Rule 3-10 (Financial Statements of Guarantors and Issuers of Guaranteed Securities Registered or Being Registered) of Regulation S-X:

•	BBVA International Preferred, S.A. (Unipersonal) — an issuer of registered preferred securities guaranteed by the Bank — does not file the financial statements required for a registrant by Regulation S-X as it is a 100% owned finance subsidiary of the Bank and the Bank fully and unconditionally guarantees its preferred securities (Serie “C” is listed in the United States). No other subsidiary of the Bank guarantees such securities.

•	BBVA U.S. Senior S.A. (Unipersonal) and BBVA Subordinated Capital, S.A. (Unipersonal) do not file the financial statements required for a registrant by Regulation S-X as these companies are 100% owned finance subsidiaries of the Bank and the Bank will fully and unconditionally guarantee any future securities issued by any of such companies. No other subsidiary of the Bank will guarantee any such securities.

We are not aware of any legal or economic restrictions on the ability of these subsidiaries to transfer funds to the Bank in the form of cash dividends, loans or advances, capital repatriation or otherwise. There is no assurance that in the future such restrictions will not be adopted.

APPENDICES

APPENDIX I. FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

ASSETS

CASH AND BALANCES WITH CENTRAL BANKS	4,165	3,286

FINANCIAL ASSETS HELD FOR TRADING	51,348	57,532

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	13,016	22,833
Equity instruments	4,608	4,996
Trading derivatives	33,724	29,703

Memorandum item: Loaned or advanced as collateral	8,669	12,665

OTHER FINANCIAL ASSETS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—

Loans and advances to credit institutions	—	—
Loans and advances to customers	—	—
Debt securities	—	—
Equity instruments	—	—
Memorandum item: Loaned or advanced as collateral	—	—

AVAILABLE-FOR-SALE FINANCIAL ASSETS	26,712	35,964

Debt securities	22,131	30,610
Equity instruments	4,581	5,354
Memorandum item: Loaned or advanced as collateral	5,901	23,777

LOANS AND RECEIVABLES	264,278	256,355

Loans and advances to credit institutions	28,882	27,863
Loans and advances to customers	234,031	228,491
Debt securities	1,365	1

Memorandum item: Loaned or advanced as collateral	42,333	40,040

HELD-TO-MATURITY INVESTMENTS	9,946	5,437

Memorandum item: Loaned or advanced as collateral	—	1,178

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	40	—

HEDGING DERIVATIVES	2,988	3,082

NON-CURRENT ASSETS HELD FOR SALE	958	570

INVESTMENTS IN ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	24,368	22,120

Associates	3,612	2,296
Jointly controlled entities	14	17
Subsidiaries	20,742	19,807

INSURANCE CONTRACTS LINKED TO PENSIONS	1,847	1,883

TANGIBLE ASSETS	1,459	1,464

Property, plants and equipment	1,458	1,461
For own use	1,458	1,461
Other assets leased out under an operating lease	—	—
Investment properties	1	3

Memorandum item: Loaned or advanced as collateral	—	—

INTANGIBLE ASSETS	410	246

Goodwill	—	—
Other intangible assets	410	246

TAX ASSETS	3,161	3,188

Current	324	448
Deferred	2,837	2,740

OTHER ASSETS	431	718

TOTAL ASSETS	392,111	391,845

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

LIABILITIES AND EQUITY

FINANCIAL LIABILITIES HELD FOR TRADING	35,680	31,943

Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Trading derivatives	32,294	28,577
Short positions	3,386	3,366
Other financial liabilities	—	—

OTHER FINANCIAL LIABILITIES DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS	—	—
Deposits from central banks	—	—
Deposits from credit institutions	—	—
Customer deposits	—	—
Debt certificates	—	—
Subordinated liabilities	—	—
Other financial liabilities	—	—

FINANCIAL LIABILITIES AT AMORTIZED COST	320,592	328,389

Deposits from central banks	10,867	20,376
Deposits from credit institutions	42,015	40,201
Customer deposits	194,079	180,407
Debt certificates	56,007	69,453
Subordinated liabilities	13,099	14,481
Other financial liabilities	4,525	3,471

FAIR VALUE CHANGES OF THE HEDGED ITEMS IN PORTFOLIO HEDGES OF INTEREST RATE RISK	(2)	—

HEDGING DERIVATIVES	1,391	1,014

LIABILITIES ASSOCIATED WITH NON-CURRENT ASSETS HELD FOR SALE	—	—

PROVISIONS	6,613	6,790

Provisions for pensions and similar obligations	5,177	5,426
Provisions for taxes and other legal contingencies	—	—
Provisions for contingent exposures and commitments	177	201
Other provisions	1,259	1,163

TAX LIABILITIES	488	715

Current	—	—
Deferred	488	715

OTHER LIABILITIES	1,192	1,317

TOTAL LIABILITIES	365,954	370,168

STOCKHOLDERS’ FUNDS	26,183	20,034

Common Stock	2,201	1,837

Issued	2,201	1,837
Unpaid and uncalled(-)	—	—

Share premium	17,104	12,453

Reserves	5,114	3,893

Other equity instruments	23	10

Equity component of compound financial instruments	—	—
Other equity instruments	23	10

Less: Treasury stock	(84)	(128)

Income attributed	2,904	2,981

Less: Dividends and remuneration	(1,079)	(1,012)

VALUATION ADJUSTMENTS	(26)	1,643

Available-for-sale financial assets	39	1,567
Cash flow hedging	(62)	80
Hedging of net investment in foreign transactions	—	—
Exchange differences	(3)	(4)
Non-current assets held-for-sale	—	—
Other valuation adjustments	—	—

TOTAL EQUITY	26,157	21,677

TOTAL LIABILITIES AND EQUITY	392,111	391,845

Memorandum Item	2010	2009
	Millions of euros

CONTINGENT EXPOSURES	57,764	58,174

CONTINGENT COMMITMENTS	58,885	64,428

APPENDIX I (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

INCOME STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

INTEREST AND SIMILAR INCOME	8,759	11,420

INTEREST AND SIMILAR EXPENSES	(3,718)	(5,330)

NET INTEREST INCOME	5,041	6,090

DIVIDEND INCOME	2,129	1,773

FEE AND COMMISSION INCOME	1,806	1,948

FEE AND COMMISSION EXPENSES	(270)	(303)

NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	738	96
Financial instruments held for trading	256	(133)
Other financial instruments at fair value through profit or loss	—	—
Other financial instruments not at fair value through profit or loss	482	229
Rest	—	—

EXCHANGE DIFFERENCES (NET)	112	259

OTHER OPERATING INCOME	102	81

OTHER OPERATING EXPENSES	(106)	(98)

GROSS INCOME	9,552	9,846

ADMINISTRATION COSTS	(3,409)	(3,337)
Personnel expenses	(2,202)	(2,251)
General and administrative expenses	(1,207)	(1,086)

DEPRECIATION AND AMORTIZATION	(276)	(243)

PROVISIONS (NET)	(405)	(269)

IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(1,925)	(1,698)
Loans and receivables	(1,794)	(1,518)
Other financial instruments not at fair value through profit or loss	(131)	(180)

NET OPERATING INCOME	3,537	4,299

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(258)	(1,746)
Goodwill and other intangible assets	—	—
Other assets	(258)	(1,746)

GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	5	3

NEGATIVE GOODWILL	—	—

GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	129	892

INCOME BEFORE TAX	3,413	3,448

INCOME TAX	(509)	(467)

INCOME FROM CONTINUING TRANSACTIONS	2,904	2,981

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—

NET INCOME	2,904	2,981

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF RECOGNIZED INCOME AND EXPENSES FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

NET INCOME RECOGNIZED IN INCOME STATEMENT	2,904	2,981

OTHER RECOGNIZED INCOME (EXPENSES)	(1,669)	492

Available-for-sale financial assets	(2,038)	1,028

Valuation gains/(losses)	(1,756)	1,045
Amounts removed to income statement	(282)	(17)
Reclassifications	—	—

Cash flow hedging	(190)	(85)

Valuation gains/(losses)	(159)	(80)
Amounts removed to income statement	(31)	(5)
Amounts removed to the initial carrying amount of the hedged items	—	—
Reclassifications	—	—

Hedging of net investment in foreign transactions	—	—

Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—

Exchange differences	—	(79)

Valuation gains/(losses)	(4)	(6)
Amounts removed to income statement	4	(73)
Reclassifications	—	—

Non-current assets held for sale	—	—

Valuation gains/(losses)	—	—
Amounts removed to income statement	—	—
Reclassifications	—	—

Actuarial gains and losses in post-employment plans	—	—

Rest of recognized income and expenses	—	—

Income tax	559	(372)

TOTAL RECOGNIZED INCOME/EXPENSES	1,235	3,473

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
							Less:
			Reserves	Other	Less:		Dividends	Total
	Common	Share	(Accumulated	Equity	Treasury	Profit for	and	Stockholders’	Valuation	Total
	Stock	Premium	Losses)	Instruments	Stock	the Year	Remunerations	Funds	Adjustments	Equity
	Millions of euros

Balances as of January 1, 2010	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677
Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—
Effect of correction of errors
Adjusted initial balance	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677
Total income/expense recognized	—	—	—	—	—	2,904	—	2,904	(1,669)	1,235
Other changes in equity	364	4,651	1,221	13	44	(2,981)	(67)	3,245	—	3,245
Common stock increase	364	4,651	—	—	—	—	—	5,015	—	5,015
Common stock reduction	—	—	—	—	—	—	—	—	—	—
Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—
Increase of other equity instruments	—	—	—	13	—	—	—	13	—	13
Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	———	—	—
Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—
Dividend distribution	—	—	—	—	—	(562)	(1,079)	(1,641)	—	(1,641)
Transactions including treasury stock and other equity instruments (net)	—	—	(88)	—	44	—	—	(44)	—	(44)
Transfers between total equity entries	—	—	1,407	—	—	(2,419)	1,012	—	—	—
Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—
Payments with equity instruments	—	—	—	—	—	—	—	—	—	—
Rest of increases/reductions in total equity	—	—	(98)	—	—	—	—	(98)	—	(98)

Balances as of December 31, 2010	2,201	17,104	5,114	23	(84)	2,904	(1,079)	26,183	(26)	26,157

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA
ARGENTARIA, S.A.

STATEMENTS OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	Total Equity Attributed to the Parent Company
	Stockholders’ Funds
			Reserves	Other	Less:		Less:
	Common	Share	(Accumulated	Equity	Treasury	Profit for	Dividends	Total	Valuation	Total
	Stock	Premium	Losses)	Instruments	Stock	the Year	and Remunerations	Stockholders’ Funds	Adjustments	Equity
	Millions of euros

Balances as of January 1, 2009	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713

Effect of changes in accounting policies	—	—	—	—	—	—	—	—	—	—

Effect of correction of errors	—	—	—	—	—	—	—	—	—	—

Adjusted initial balance	1,837	12,770	3,070	71	(143)	2,835	(1,878)	18,562	1,151	19,713

Total income/expense recognized	—	—	—	—	—	2,981	—	2,981	492	3,473

Other changes in equity	—	(317)	823	(61)	15	(2,835)	866	(1,509)	—	(1,509)

Common stock increase	—	—	—	—	—	—	—	—	—	—

Common stock reduction	—	—	—	—	—	—	—	—	—	—

Conversion of financial liabilities into capital	—	—	—	—	—	—	—	—	—	—

Increase of other equity instruments	—	—	—	5	—	—	—	5	—	5

Reclassification of financial liabilities to other equity instruments	—	—	—	—	—	—	—	—	—	—

Reclassification of other equity instruments to financial liabilities	—	—	—	—	—	—	—	—	—	—

Dividend distribution	—	—	—	—	—	—	(1,012)	(1,012)	—	(1,012)

Transactions including treasury stock and other equity instruments (net)	—	—	(99)	—	15	—	—	(84)	—	(84)

Transfers between total equity entries	—	—	957	—	—	(2,835)	1,878	—	—	—

Increase/Reduction due to business combinations	—	—	—	—	—	—	—	—	—	—

Payments with equity instruments	—	(317)	—	(66)	—	—	—	(383)	—	(383)

Rest of increases/reductions in total equity	—	—	(35)	—	—	—	—	(35)	—	(35)

Balances as of December 31, 2009	1,837	12,453	3,893	10	(128)	2,981	(1,012)	20,034	1,643	21,677

APPENDIX I. (Continued). FINANCIAL STATEMENTS OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

CASH FLOW STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009

	2010	2009
	Millions of euros

CASH FLOW FROM OPERATING ACTIVITIES(1)	5,867	2,372

Net income for the year	2,904	2,981

Adjustments to obtain the cash flow from operating activities:	(1,141)	934

Depreciation and amortization	276	243
Other adjustments	(1,417)	691

Net increase/decrease in operating assets	(7,251)	(2,022)

Financial assets held for trading	(6,184)	(2,455)
Other financial assets designated at fair value through profit or loss	—	—
Available-for-sale financial assets	(9,252)	17,238
Loans and receivables	7,963	(15,759)
Other operating assets	222	(1,046)

Net increase/decrease in operating liabilities	(3,656)	(4,032)

Financial liabilities held for trading	3,737	(8,594)
Other financial liabilities designated at fair value through profit or loss	—	—
Financial liabilities at amortized cost	(6,821)	5,668
Other operating liabilities	(572)	(1,106)

Collection/Payments for income tax	509	467

CASH FLOWS FROM INVESTING ACTIVITIES(2)	(7,108)	(656)

Investment	8,329	2,306

Tangible assets	222	268
Intangible assets	260	138

Investments	1,864	1,039
Other business units	—	—
Non-current assets held for sale and associated liabilities	1,014	436
Held-to-maturity investments	4,969	425
Other settlements related to investing activities	—	—

Divestments	1,221	1,650

Tangible assets	—	6
Intangible assets	—	—
Investments	12	21
Subsidiaries and other business units	—	—
Non-current assets held for sale and associated liabilities	749	1,350
Held-to-maturity investments	232	257
Other collections related to investing activities	228	16

CASH FLOWS FROM FINANCING ACTIVITIES(3)	2,121	(1,118)

Investment	7,622	7,785

Dividends	1,237	1,638
Subordinated liabilities	1,524	1,682
Common stock amortization	—	—
Treasury stock acquisition	4,828	4,232
Other items relating to financing activities	33	233

Divestments	9,743	6,667

Subordinated liabilities	—	2,927
Common stock increase	4,914	—
Treasury stock disposal	4,829	3,740
Other items relating to financing activities	—	—

EFFECT OF EXCHANGE RATE CHANGES(4)	(1)	1

NET INCREASE/DECREASE IN CASH OR CASH EQUIVALENTS (1+2+3+4)	879	599

CASH OR CASH EQUIVALENTS AT BEGINNING OF THE YEAR	3,286	2,687

CASH OR CASH EQUIVALENTS AT END OF THE YEAR	4,165	3,286

	Millions of euros
COMPONENTS OF CASH AND EQUIVALENT AT END OF THE YEAR	2010	2009

Cash	616	650
Balance of cash equivalent in central banks	3,549	2,636
Other financial assets	—	—
Less: Bank overdraft refundable on demand	—	—

TOTAL CASH OR CASH EQUIVALENTS AT END OF THE YEAR	4,165	3,286

APPENDIX II. Additional Information On Consolidated Subsidiaries Composing The BBVA Group

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

ADMINISTRADORA DE FONDOS DE PENSIONES (AFP) PROVIDA, S.A.	CHILE	PENSION FUNDS MANAGEMENT	12.7	51.6	64.3	299,781	604,814	133,974	336,179	134,661
ADMINISTRADORA DE FONDOS PARA EL RETIRO-BANCOMER, S.A DE C.V.	MEXICO	PENSION FUNDS MANAGEMENT	17.5	82.5	100.0	378,280	253,580	57,106	121,296	75,178
AFP GENESIS ADMINISTRADORA DE FONDOS Y FIDEICOMISOS, S.A.	ECUADOR	PENSION FUNDS MANAGEMENT	—	100.0	100.0	5,705	9,911	4,191	1,251	4,469
AFP HORIZONTE, S.A.	PERU	PENSION FUNDS MANAGEMENT	24.9	75.2	100.0	57,956	93,038	23,097	53,875	16,066
AFP PREVISION BBV-ADM.DE FONDOS DE PENSIONES S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	75.0	5.0	80.0	2,063	9,634	4,263	3,942	1,429
AMERICAN FINANCE GROUP, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	15,599	16,529	930	14,370	1,229
ANIDA DESARROLLOS INMOBILIARIOS, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	264,143	570,278	350,002	244,826	(24,550)
ANIDA DESARROLLOS SINGULARES, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	(485,076)	1,613,790	2,134,176	(293,829)	(226,557)
ANIDA GERMANIA IMMOBILIEN ONE, GMBH	GERMANY	REAL ESTATE	—	100.0	100.0	4,358	20,130	15,566	4,289	275
ANIDA GRUPO INMOBILIARIO, S.L	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	—	186,112	596,399	(42,568)	(367,719)
ANIDA INMOBILIARIA, S.A. DE C.V.	MEXICO	INVESTMENT COMPANY	—	100.0	100.0	106,704	98,004	9	97,847	148
ANIDA INMUEBLES ESPAÑA Y PORTUGAL, S.L.	SPAIN	REAL ESTATE	—	100.0	100.0	(11,543)	333,936	385,249	(7,631)	(43,682)
ANIDA OPERACIONES SINGULARES, S.L	SPAIN	REAL ESTATE	—	100.0	100.0	(436,849)	2,152,664	2,644,200	(293,202)	(198,334)
ANIDA PROYECTOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	97,027	143,976	46,949	97,016	11
ANIDA SERVICIOS INMOBILIARIOS, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	499	919	420	349	150
ANIDAPORT INVESTIMENTOS IMOBILIARIOS, UNIPESSOAL, LTDA	PORTUGAL	REAL ESTATE	—	100.0	100.0	—	21,948	24,040	(1,207)	(885)
APLICA SOLUCIONES ARGENTINAS, S.A.	ARGENTINA	SERVICES	—	100.0	100.0	1,399	1,604	122	1,546	(64)
APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	CHILE	SERVICES	—	100.0	100.0	(76)	431	506	3	(78)
APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3	3	—	3	—
APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3	3	—	3	—
APLICA TECNOLOGIA AVANZADA, S.A. DE C.V.- ATA	MEXICO	SERVICES	100.0	—	100.0	4	60,114	46,651	7,129	6,334
APOYO MERCANTIL S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	2,115	268,134	267,388	1,122	(376)
ARIZONA FINANCIAL PRODUCTS, INC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	718,853	721,440	2,586	705,529	13,325
AUTOMERCANTIL-COMERCIO E ALUGER DE VEICULOS AUTOM.,LDA	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	4,720	45,950	37,434	8,795	(279)
BAHIA SUR RESORT, S.C	SPAIN	INACTIVE	100.0	—	100.0	1,436	1,438	15	1,423	—
BANCO BILBAO VIZCAYA ARGENTARIA (PANAMA), S.A.	PANAMA	BANKING	54.1	44.8	98.9	19,464	1,585,516	1,379,245	174,908	31,363
BANCO BILBAO VIZCAYA ARGENTARIA (PORTUGAL), S.A.	PORTUGAL	BANKING	9.5	90.5	100.0	338,916	8,094,054	7,801,158	301,751	(8,855)
BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	CHILE	BANKING	—	68.2	68.2	543,201	11,637,734	10,840,980	725,374	71,380
BANCO BILBAO VIZCAYA ARGENTARIA PUERTO RICO, S.A.	PUERTO RICO	BANKING	—	100.0	100.0	178,673	3,614,532	3,205,830	403,714	4,988
BANCO BILBAO VIZCAYA ARGENTARIA URUGUAY, S.A.	URUGUAY	BANKING	100.0	—	100.0	17,049	754,090	697,780	58,543	(2,233)
BANCO CONTINENTAL, S.A.(1)	PERU	BANKING	—	92.2	92.2	835,381	10,077,559	9,175,857	632,731	268,971
BANCO DE PROMOCION DE NEGOCIOS, S.A.	SPAIN	BANKING	—	99.8	99.8	15,165	32,901	172	32,561	168
BANCO DEPOSITARIO BBVA, S.A.	SPAIN	BANKING	—	100.0	100.0	1,595	986,755	906,042	56,174	24,539
BANCO INDUSTRIAL DE BILBAO, S.A.	SPAIN	BANKING	—	99.9	99.9	97,220	212,691	1,120	191,414	20,157
BANCO OCCIDENTAL, S.A.	SPAIN	BANKING	49.4	50.6	100.0	16,464	18,014	272	17,576	166
BANCO PROVINCIAL OVERSEAS N.V.(2)	NETHERLANDS ANTILLES	BANKING	—	100.0	100.0	35,236	424,812	388,592	25,019	11,201
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	VENEZUELA	BANKING	1.9	53.8	55.6	159,952	8,492,775	7,587,925	792,625	112,225
BANCOMER FINANCIAL SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,930	778	(1,152)	1,922	8
BANCOMER FOREIGN EXCHANGE INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,412	8,593	1,181	5,945	1,467
BANCOMER PAYMENT SERVICES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	34	22	(11)	37	(4)

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 48.0%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

BANCOMER TRANSFER SERVICES, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	27,707	71,644	43,936	18,342	9,366
BBV AMERICA, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	479,328	880,779	21	880,228	530
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SPAIN	SECURITIES DEALER	70.0	—	70.0	1,331	9,880	2,239	6,463	1,178
BBVA ASESORIAS FINANCIERAS, S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	3,990	5,374	1,385	1,174	2,815
BBVA ASSET MANAGEMENT (IRELAND) LIMITED	IRELAND	FINANCIAL SERVICES	—	100.0	100.0	245	270	34	311	(75)
BBVA ASSET MANAGEMENT ADMINISTRADORA GENERAL DE FONDOS S.A.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	15,821	18,002	2,181	9,875	5,946
BBVA ASSET MANAGEMENT, S.A., SGIIC	SPAIN	FINANCIAL SERVICES	17.0	83.0	100.0	11,436	152,334	69,240	57,373	25,721
BBVA AUTORENTING SPA	ITALY	SERVICES	—	100.0	100.0	66,793	314,830	281,221	30,091	3,518
BBVA BANCO DE FINANCIACION S.A.	SPAIN	BANKING	—	100.0	100.0	64,200	703,047	630,388	72,438	221
BBVA BANCO FRANCES, S.A.	ARGENTINA	BANKING	45.7	30.4	76.0	64,589	5,249,989	4,563,209	459,362	227,418
BBVA BANCOMER FINANCIAL HOLDINGS, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	48,091	42,900	(5,324)	37,394	10,830
BBVA BANCOMER GESTION, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	30,613	54,585	23,972	12,548	18,065
BBVA BANCOMER OPERADORA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	41,407	304,008	262,600	30,568	10,840
BBVA BANCOMER SERVICIOS ADMINISTRATIVOS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	534	24,503	23,969	394	140
BBVA BANCOMER, S.A. DE C.V.	MEXICO	BANKING	—	100.0	100.0	6,561,797	69,666,830	63,107,804	5,212,420	1,346,606
BBVA BRASIL BANCO DE INVESTIMENTO, S.A.	BRASIL	BANKING	100.0	—	100.0	16,166	47,756	6,722	39,060	1,974
BBVA BROKER, CORREDURIA DE SEGUROS Y REASEGUROS, S.A. (Ex-BBVA CORREDURIA TECNICA ASEGURADORA, S.A.)	SPAIN	FINANCIAL SERVICES	99.9	0.1	100.0	297	35,016	3,907	25,730	5,379
BBVA CAPITAL FINANCE, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	2,983,028	2,982,710	267	51
BBVA CARTERA DE INVERSIONES,SICAV,S.A.	SPAIN	VARIABLE CAPITAL	100.0	—	100.0	118,444	120,093	121	118,880	1,092
BBVA COLOMBIA, S.A.	COLOMBIA	BANKING	76.2	19.2	95.4	265,416	8,634,332	7,753,127	714,310	166,895
BBVA COMERCIALIZADORA LTDA.	CHILE	FINANCIAL SERVICES	—	100.0	100.0	(1,154)	3,050	4,205	(710)	(445)
BBVA COMPASS CONSULTING & BENEFITS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	13,449	13,723	275	13,143	305
BBVA COMPASS INSURANCE AGENCY, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	146,614	155,943	9,328	140,493	6,122
BBVA COMPASS INVESTMENT SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	51,158	56,021	4,862	40,773	10,386
BBVA CONSOLIDAR SEGUROS, S.A.	ARGENTINA	INSURANCES SERVICES	87.8	12.2	100.0	6,496	48,124	29,304	17,334	1,486
BBVA CONSULTING ( BEIJING) LIMITED	CHINA	FINANCIAL SERVICES	—	100.0	100.0	477	683	182	440	61
BBVA CONSULTORIA, S.A.	SPAIN	SERVICES	—	100.0	100.0	2,227	4,257	707	2,933	617
BBVA CORREDORA TECNICA DE SEGUROS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	13,377	15,902	2,501	7,075	6,326
BBVA CORREDORES DE BOLSA LIMITADA	CHILE	SECURITIES DEALER	—	100.0	100.0	48,415	573,180	524,768	41,467	6,945
BBVA DINERO EXPRESS, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	2,186	14,524	9,298	4,820	406
BBVA FACTORING LIMITADA (CHILE)	CHILE	FINANCIAL SERVICES	—	100.0	100.0	6,765	31,974	25,207	5,443	1,324
BBVA FIDUCIARI1A, S.A.	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	23,453	26,094	2,614	17,487	5,993
BBVA FINANCE (UK), LTD.	UNITED KINGDOM	FINANCIAL SERVICES	—	100.0	100.0	3,324	24,867	13,603	11,198	66
BBVA FINANCE SPA.	ITALY	FINANCIAL SERVICES	100.0	—	100.0	4,648	6,860	1,332	5,398	130
BBVA FINANCIAMIENTO AUTOMOTRIZ, S.A.	CHILE	INVESTMENT COMPANY	—	100.0	100.0	145,494	145,529	35	120,467	25,027
BBVA FINANZIA, S.p.A	ITALY	FINANCIAL SERVICES	50.0	50.0	100.0	29,200	600,187	573,633	38,061	(11,507)
BBVA FUNDOS, S.Gestora Fundos Pensoes, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	998	8,679	445	6,448	1,786
BBVA GEST, S.G.DE FUNDOS DE INVESTIMENTO MOBILIARIO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	998	7,206	120	6,834	252
BBVA GLOBAL FINANCE LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	688,846	685,142	3,776	(72)
BBVA GLOBAL MARKETS B.V.	NETHERLANDS	FINANCIAL SERVICES	100.0	—	100.0	18	256,964	256,960	17	(13)

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

BBVA HORIZONTE PENSIONES Y CESANTIAS, S.A.	COLOMBIA	PENSION FUNDS MANAGEMENT	78.5	21.4	100.0	62,061	162,934	35,812	102,872	24,250
BBVA INMOBILIARIA E INVERSIONES, S.A.	CHILE	REAL ESTATE	—	68.1	68.1	5,652	44,049	35,750	8,641	(342)
BBVA INSTITUIÇAO FINANCEIRA DE CREDITO, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	33,148	443,576	402,234	39,123	2,219
BBVA INTERNATIONAL LIMITED	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	1	503,692	501,107	2,751	(166)
BBVA INTERNATIONAL PREFERRED, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	1,697,891	1,697,121	378	392
BBVA INVERSIONES CHILE, S.A.	CHILE	FINANCIAL SERVICES	61.2	38.8	100.0	580,584	1,254,723	2,328	1,088,536	163,859
BBVA IRELAND PLC	IRELAND	FINANCIAL SERVICES	100.0	—	100.0	180,381	881,138	514,594	344,782	21,762
BBVA LEASIMO — SOCIEDADE DE LOCAÇAO FINANCEIRA, S.A.	PORTUGAL	FINANCIAL SERVICES	—	100.0	100.0	11,576	28,620	18,456	10,422	(258)
BBVA LUXINVEST, S.A.	LUXEMBOURG	INVESTMENT COMPANY	36.0	64.0	100.0	255,843	1,477,238	65,971	1,406,909	4,358
BBVA MEDIACION OPERADOR DE BANCA-SEGUROS VINCULADO, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	60	85,311	73,962	5,784	5,565
BBVA NOMINEES LIMITED	UNITED KINGDOM	SERVICES	100.0	—	100.0	—	1	—	1	—
BBVA PARAGUAY, S.A.	PARAGUAY	BANKING	100.0	—	100.0	22,598	1,121,259	1,010,091	71,269	39,899
BBVA PATRIMONIOS GESTORA SGIIC, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	3,907	28,634	3,404	20,143	5,087
BBVA PENSIONES, SA, ENTIDAD GESTORA DE FONDOS DE PENSIONES	SPAIN	PENSION FUNDS MANAGEMENT	100.0	—	100.0	12,922	72,968	34,106	25,939	12,923
BBVA PLANIFICACION PATRIMONIAL, S.L.	SPAIN	FINANCIAL SERVICES	80.0	20.0	100.0	1	502	3	493	6
BBVA PROPIEDAD F.I.I	SPAIN	REAL ESTATE INVESTMENT COMPANY	—	100.0	100.0	1,384,561	1,469,283	74,743	1,474,196	(79,656)
BBVA PUERTO RICO HOLDING CORPORATION	PUERTO RICO	INVESTMENT COMPANY	100.0	—	100.0	322,837	179,048	6	179,107	(65)
BBVA RE LIMITED	IRELAND	INSURANCES SERVICES	—	100.0	100.0	656	67,631	39,901	22,296	5,434
BBVA RENTING, S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	20,976	840,056	747,739	85,809	6,508
BBVA RENTING, SPA	ITALY	SERVICES	—	100.0	100.0	8,453	56,154	50,629	7,891	(2,366)
BBVA SECURITIES INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	41,796	45,580	12,452	27,484	5,644
BBVA SECURITIES OF PUERTO RICO, INC.	PUERTO RICO	FINANCIAL SERVICES	100.0	—	100.0	4,726	6,963	755	6,082	126
BBVA SEGUROS COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.0	6.0	100.0	9,490	42,797	27,578	14,065	1,154
BBVA SEGUROS DE VIDA COLOMBIA, S.A.	COLOMBIA	INSURANCES SERVICES	94.0	6.0	100.0	13,242	329,602	278,040	41,754	9,808
BBVA SEGUROS DE VIDA, S.A.	CHILE	INSURANCES SERVICES	—	100.0	100.0	56,178	397,262	341,085	45,780	10,397
BBVA SEGUROS INC.	PUERTO RICO	FINANCIAL SERVICES	—	100.0	100.0	187	5,459	629	3,895	935
BBVA SEGUROS, S.A., DE SEGUROS Y REASEGUROS	SPAIN	INSURANCES SERVICES	94.3	5.7	100.0	414,659	10,913,118	10,164,287	508,373	240,458
BBVA SENIOR FINANCE, S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	60	15,154,181	15,153,452	346	383
BBVA SERVICIOS CORPORATIVOS LIMITADA	CHILE	FINANCIAL SERVICES	—	100.0	100.0	1,297	10,949	9,648	(1,968)	3,269
BBVA SERVICIOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	354	10,791	1,189	7,031	2,571
BBVA SOCIEDAD DE LEASING INMOBILIARIO, S.A.	CHILE	FINANCIAL SERVICES	—	97.5	97.5	15,901	64,945	48,633	14,795	1,517
BBVA SUBORDINATED CAPITAL S.A.U	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	130	3,434,727	3,434,217	403	107
BBVA SUIZA, S.A. (BBVA SWITZERLAND)	SWITZERLAND	BANKING	39.7	60.3	100.0	58,107	1,406,692	1,008,595	377,797	20,300
BBVA TRADE, S.A.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	6,379	21,274	11,035	8,171	2,068
BBVA U.S. SENIOR S.A.U.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	169	898,687	898,650	138	(101)
BBVA USA BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	100.0	—	100.0	9,268,740	9,106,626	7,897	9,355,563	(256,834)
BBVA VALORES COLOMBIA, S.A. COMISIONISTA DE BOLSA	COLOMBIA	SECURITIES DEALER	—	100.0	100.0	4,747	9,330	4,583	3,581	1,166
BBVA WEALTH SOLUTIONS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	25,398	25,990	591	25,269	130
BCL INTERNATIONAL FINANCE. LTD.	CAYMAN ISLANDS	FINANCIAL SERVICES	100.0	—	100.0	—	4	4	(5)	5
BILBAO VIZCAYA AMERICA B.V.	NETHERLANDS	INIVESTMENT COMPANY	—	100.0	100.0	746,000	629,416	22	608,766	20,628

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

BILBAO VIZCAYA HOLDING, S.A.	SPAIN	INVESTMENT COMPANY	89.0	11.0	100.0	34,771	251,089	21,027	223,504	6,558
BLUE INDICO INVESTMENTS, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	49,106	55,957	207	60,897	(5,147)
C B TRANSPORT ,INC.	UNITED STATES	SERVICES	—	100.0	100.0	12,427	13,622	1,195	12,803	(376)
CAPITAL INVESTMENT COUNSEL, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	22,807	24,088	1,280	21,037	1,771
CARTERA E INVERSIONES S.A., CIA DE	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	92,016	253,247	48,030	201,140	4,077
CASA DE BOLSA BBVA BANCOMER , S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	77,423	99,183	21,758	47,743	29,682
CASA DE CAMBIO MULTIDIVISAS, SA DE CV	MEXICO	IN LIQUIDATION	—	100.0	100.0	171	170	—	169	1
CIA. GLOBAL DE MANDATOS Y REPRESENTACIONES, S.A.	URUGUAY	IN LIQUIDATION	—	100.0	100.0	108	187	2	185	—
CIDESSA DOS, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	12,062	12,183	117	12,047	19
CIDESSA UNO, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	4,754	898,460	22,374	994,155	(118,069)
CIERVANA, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	53,164	70,156	3,232	66,879	45
COMERCIALIZADORA CORPORATIVA SAC(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	449	1,050	601	142	307
COMERCIALIZADORA DE SERVICIOS FINANCIEROS, S.A.	COLOMBIA	SERVICES	—	100.0	100.0	587	1,738	752	680	306
COMPASS ASSET ACCEPTANCE COMPANY, LLC	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	363,575	363,575	—	362,726	849
COMPASS AUTO RECEIVABLES CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	3,125	3,125	—	3,127	(2)
COMPASS BANCSHARES, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	9,083,594	9,178,765	95,174	9,339,985	(256,394)
COMPASS BANK	UNITED STATES	BANKING	—	100.0	100.0	9,049,899	51,111,008	42,061,111	9,289,908	(240,011)
COMPASS CAPITAL MARKETS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	5,626,344	5,626,344	—	5,509,976	116,368
COMPASS CUSTODIAL SERVICES, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS FINANCIAL CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	6,886	53,984	47,099	6,824	61
COMPASS GP, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	34,802	43,807	9,005	34,272	530
COMPASS INVESTMENTS, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPASS LIMITED PARTNER, INC.	UNITED STATES	INVESTMENT COMPANY	—	100.0	100.0	4,872,688	4,873,129	440	4,770,173	102,516
COMPASS LOAN HOLDINGS TRS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	58,163	60,101	1,938	58,118	45
COMPASS MORTGAGE CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,938,209	1,938,459	249	1,924,839	13,371
COMPASS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	26	26	—	26	—
COMPASS MULTISTATE SERVICES CORPORATION	UNITED STATES	SERVICES	—	100.0	100.0	2,807	2,862	55	2,807	—
COMPASS SOUTHWEST, LP	UNITED STATES	BANKING	—	100.0	100.0	4,008,054	4,008,406	351	3,916,928	91,127
COMPASS TEXAS ACQUISITION CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	1,694	1,711	17	1,693	1
COMPASS TEXAS MORTGAGE FINANCING, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	26	26	—	26	—
COMPASS TRUST II	UNITED STATES	INACTIVE	—	100.0	100.0	—	1	—	1	—
COMPASS WEALTH MANAGERS COMPANY	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
COMPAÑIA CHILENA DE INVERSIONES, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	580,313	590,050	3,534	585,508	1,008
COMUNIDAD FINANCIERA ÍNDICO, S.L.	SPAIN	SERVICES	—	100.0	100.0	69	62	—	160	(98)
CONSOLIDAR A.F.J.P., S.A.	ARGENTINA	PENSION FUNDS MANAGEMENT	46.1	53.9	100.0	4,025	19,566	12,099	10,727	(3,260)
CONSOLIDAR ASEGURADORA DE RIESGOS DEL TRABAJO, S.A.	ARGENTINA	INSURANCES SERVICES	87.5	12.5	100.0	29,434	237,856	199,586	33,211	5,059
CONSOLIDAR CIA. DE SEGUROS DE RETIRO, S.A.	ARGENTINA	INSURANCES SERVICES	33.8	66.2	100.0	32,612	608,698	559,442	36,596	12,660
CONSOLIDAR COMERCIALIZADORA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	1,440	12,577	11,139	8,864	(7,426)
CONTENTS AREA, S.L.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	1,251	1,456	44	3,789	(2,377)
CONTINENTAL BOLSA, SDAD. AGENTE DE BOLSA, S.A.(2)	PERU	SECURITIES DEALER	—	100.0	100.0	6,243	12,399	6,156	5,283	960

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 50.0%.

(2)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

CONTINENTAL DPR FINANCE COMPANY(1)	CAYMAN ISLANDS	FINANCIAL SERVICES	—	100.0	100.0	—	350,885	350,885	—	—
CONTINENTAL S.A. SOCIEDAD ADMINISTRADORA DE FONDOS(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	9,013	10,700	1,686	6,587	2,427
CONTINENTAL SOCIEDAD TITULIZADORA, S.A.(1)	PERU	FINANCIAL SERVICES	—	100.0	100.0	440	467	27	437	3
CONTRATACION DE PERSONAL, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	2,633	11,486	8,853	2,221	412
CORPORACION DE ALIMENTACION Y BEBIDAS, S.A.	SPAIN	INVESTMENT COMPANY	—	100.0	100.0	138,508	164,685	1,282	162,956	447
CORPORACION GENERAL FINANCIERA, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	509,716	1,704,190	44,359	1,604,045	55,786
DESARROLLADORA Y VENDEDORA DE CASAS, S.A	MEXICO	REAL ESTATE	—	100.0	100.0	13	15	2	16	(3)
DESARROLLO URBANISTICO DE CHAMARTIN, S.A.	SPAIN	REAL ESTATE	—	72.5	72.5	52,210	91,653	19,698	72,086	(131)
DESITEL TECNOLOGIA Y SISTEMAS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,616	1,616	—	1,569	47
DINERO EXPRESS SERVICIOS GLOBALES, S.A.	SPAIN	FINANCIAL SERVICES	100.0	—	100.0	2,042	1,771	229	2,005	(463)
ECONTA GESTION INTEGRAL, S.L.	SPAIN	SERVICES	—	100.0	100.0	372	1,829	1,639	1,305	(1,115)
EL ENCINAR METROPOLITANO, S.A.	SPAIN	REAL ESTATE	—	99.0	99.0	6,253	7,240	1,056	5,378	806
EL OASIS DE LAS RAMBLAS, S.L.	SPAIN	REAL ESTATE	—	70.0	70.0	167	473	191	257	25
ENTRE2 SERVICIOS FINANCIEROS, E.F.C., S.A.	SPAIN	FINANCIAL SERVICES	—	100.0	100.0	9,139	9,515	12	9,570	(67)
ESPANHOLA COMERCIAL E SERVIÇOS, LTDA	BRASIL	FINANCIAL SERVICES	100.0	—	100.0	—	985	313	6,945	(6,273)
ESTACION DE AUTOBUSES CHAMARTIN, S.A.	SPAIN	SERVICES	—	51.0	51.0	31	30	—	30	—
EUROPEA DE TITULIZACION, S.A., S.G.F.T.	SPAIN	FINANCIAL SERVICES	87.5	—	87.5	1,974	23,916	1,328	16,407	6,181
FIDEICOMISO 28991-8 TRADING EN LOS MCADOS FINANCIEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,259	2,259	—	2,150	109
FIDEICOMISO BBVA BANCOMER SERVICIOS No F/47433-8, S.A.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	41,490	48,139	6,648	39,573	1,918
FIDEICOMISO F/29763-0 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA PROPIA	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	24,506	24,947	440	23,083	1,424
FIDEICOMISO F/29764-8 SOCIO LIQUIDADOR DE OPERACIONES FINANCIERAS DERIVADAS CUENTA TERCEROS	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	39,772	40,540	767	36,556	3,217
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	MEXICO	REAL ESTATE	—	80.3	80.3	28,371	35,433	2,275	28,979	4,179
FIDEICOMISO N.847 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 4 EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	29	270,963	273,221	(355)	(1,903)
FIDEICOMISO No.402900-5 ADMINISTRACION DE INMUEBLES	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	2,522	2,734	201	2,533	—
FIDEICOMISO No.711, EN BANCO INVEX, S.A. INSTITUCION DE BANCA MÚLTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEICOMISO INVEX 1[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	111,196	107,748	5,365	(1,917)
FIDEICOMISO No.752 EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO(FIDEIC.INVEX 2[a] EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	51,183	49,731	2,185	(733)
FIDEICOMISO No.781EN BANCO INVEX, S.A.,INSTITUCION DE BANCA MULTIPLE, INVEX GRUPO FINANCIERO, FIDUCIARIO (FIDEIC. 3ra EMISION)	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	—	295,754	275,519	5,549	14,686
FINANCEIRA DO COMERCIO EXTERIOR S.A.R.	PORTUGAL	INACTIVE	100.0	—	100.0	51	35	—	36	(1)
FINANCIERA AYUDAMOS S.A. DE C.V., SOFOMER	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	3,405	7,428	4,023	4,811	(1,406)
FINANZIA AUTORENTING, S.A.	SPAIN	SERVICES	27.1	72.9	100.0	49,879	540,085	528,174	13,250	(1,339)
FINANZIA, BANCO DE CREDITO, S.A.	SPAIN	BANKING	—	100.0	100.0	174,207	7,778,930	7,689,540	197,799	(108,409)
FRANCES ADMINISTRADORA DE INVERSIONES, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	7,118	10,436	3,318	6,091	1,027
FRANCES VALORES SOCIEDAD DE BOLSA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	100.0	100.0	2,255	3,686	1,431	1,482	773
FUTURO FAMILIAR, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	439	1,176	736	340	100
GESTION DE PREVISION Y PENSIONES, S.A.	SPAIN	PENSION FUNDS MANAGEMENT	60.0	—	60.0	8,830	27,725	2,587	20,873	4,265
GESTION Y ADMINISTRACION DE RECIBOS, S.A.	SPAIN	SERVICES	—	100.0	100.0	150	2,780	405	1,887	488
GOBERNALIA GLOBAL NET, S.A.	SPAIN	SERVICES	—	100.0	100.0	947	2,977	1,408	1,553	16
GRAN JORGE JUAN, S.A.	SPAIN	REAL ESTATE	100.0	—	100.0	110,115	515,862	457,176	60,453	(1,767)
GRANFIDUCIARIA	COLOMBIA	IN LIQUIDATION	—	90.0	90.0	—	218	128	136	(46)
GRUPO FINANCIERO BBVA BANCOMER, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	100.0	—	100.0	6,677,124	7,562,447	1,002	5,984,850	1,576,595

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	MEXICO	SERVICES	—	58.4	58.4	4,049	23,913	16,981	7,368	(436)
GUARANTY BUSINESS CREDIT CORPORATION	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	27,132	28,524	1,391	25,838	1,295
GUARANTY PLUS HOLDING COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(23,927)	45,646	69,571	(22,290)	(1,635)
GUARANTY PLUS PROPERTIES LLC-2	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	35,040	35,193	153	34,866	174
GUARANTY PLUS PROPERTIES LLC-3	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-4	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-5	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-6	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-7	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-8	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES LLC-9	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
GUARANTY PLUS PROPERTIES, INC-1	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	9,349	9,351	2	9,730	(381)
HIPOTECARIA NACIONAL MEXICANA INCORPORATED	UNITED STATES	REAL ESTATE	—	100.0	100.0	312	408	95	183	130
HIPOTECARIA NACIONAL, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	58,701	91,122	11,779	80,170	(827)
HOLDING CONTINENTAL, S.A.	PERU	INVESTMENT COMPANY	50.0	—	50.0	123,678	884,998	5	628,029	256,964
HOMEOWNERS LOAN CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	7,786	8,062	275	7,970	(183)
HUMAN RESOURCES PROVIDER	UNITED STATES	SERVICES	—	100.0	100.0	698,212	698,237	24	703,161	(4,948)
HUMAN RESOURCES SUPPORT, INC.	UNITED STATES	SERVICES	—	100.0	100.0	696,453	696,511	59	701,608	(5,156)
IBERNEGOCIO DE TRADE, S.L.	SPAIN	SERVICES	—	100.0	100.0	3,687	3,688	—	1,688	2,000
INGENIERIA EMPRESARIAL MULTIBA, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	—	—	—	—	—
INMOBILIARIA BILBAO, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	3,842	3,847	1	3,837	9
INMUEBLES Y RECUPERACIONES CONTINENTAL S.A(1)	PERU	REAL ESTATE	—	100.0	100.0	5,392	6,583	1,192	1,873	3,518
INVERAHORRO, S.L.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	—	77,630	79,210	(918)	(662)
INVERSIONES ALDAMA, C.A	VENEZUELA	IN LIQUIDATION	—	100.0	100.0	—	—	—	—	—
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	NETHERLANDS ANTILLES	IN LIQUIDATION	48.0	—	48.0	11,390	37,837	1,173	25,460	11,204
INVERSIONES BAPROBA, C.A	VENEZUELA	FINANCIAL SERVICES	100.0	—	100.0	1,307	1,258	132	801	325
INVERSIONES P.H.R.4, C.A.	VENEZUELA	IN LIQUIDATION	—	60.5	60.5	—	26	—	26	—
INVERSORA OTAR, S.A.	ARGENTINA	INVESTMENT COMPANY	—	100.0	100.0	3,276	65,392	8	42,299	23,085
INVESCO MANAGEMENT No 1, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	9,753	10,344	623	9,825	(104)
INVESCO MANAGEMENT No 2, S.A.	LUXEMBOURG	FINANCIAL SERVICES	—	100.0	100.0	—	7,769	17,071	(8,564)	(738)
JARDINES DE SARRIENA, S.L.	SPAIN	INVESTMENT COMPANY	—	85.0	85.0	255	457	159	172	126
LIQUIDITY ADVISORS, L.P	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	900,046	902,819	2,774	890,086	9,959
MEDITERRANIA DE PROMOCIONS I GESTIONS INMOBILIARIES, S.A.	SPAIN	INACTIVE	—	100.0	100.0	1,189	1,251	60	1,187	4
MISAPRE, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	17,342	23,937	8,087	16,910	(1,060)
MULTIASISTENCIA OPERADORA S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	121	877	757	76	44
MULTIASISTENCIA SERVICIOS S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	381	1,971	1,589	208	174
MULTIASISTENCIA, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	16,913	25,983	7,868	14,470	3,645
OPCION VOLCAN, S.A.	MEXICO	REAL ESTATE	—	100.0	100.0	65,964	69,684	3,719	61,801	4,164
OPPLUS OPERACIONES Y SERVICIOS, S.A. (Antes STURGES)	SPAIN	SERVICES	100.0	—	100.0	1,067	19,109	11,467	4,602	3,040
OPPLUS S.A.C	PERU	SERVICES	—	100.0	100.0	600	1,710	938	754	18

(*)	Information on foreign companies at exchange rate on December 31, 2010

(1)	The percentage of voting rights is the result of the agreements entered into with shareholders that enable the control of the entity. The ownership percentage is 46.1%.

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

PARTICIPACIONES ARENAL, S.L.	SPAIN	INACTIVE	—	100.0	100.0	7,574	7,582	4	7,553	25
PECRI INVERSION S.A	SPAIN	OTHER INVESTMENT COMPANIES	100.0	—	100.0	78,500	95,512	17,013	97,355	(18,856)
PENSIONES BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	—	100.0	100.0	156,591	2,529,143	2,372,547	89,097	67,499
PHOENIX LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	319,718	338,561	18,844	331,675	(11,958)
PI HOLDINGS NO. 1, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	57,372	57,768	397	58,917	(1,546)
PI HOLDINGS NO. 3, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	21,423	21,650	228	21,055	367
PI HOLDINGS NO. 4, INC.	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
PORT ARTHUR ABSTRACT & TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,839	2,176	336	1,878	(38)
PREMEXSA, S.A. DE C.V.	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	375	1,282	571	463	248
PREVENTIS, S.A.	MEXICO	INSURANCES SERVICES	—	90.3	90.3	11,130	28,533	16,379	8,316	3,838
PRO-SALUD, C.A	VENEZUELA	SERVICES	—	58.9	58.9	—	—	—	—	—
PROMOCION EMPRESARIAL XX, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	1,039	12,641	11,112	1,120	409
PROMOTORA DE RECURSOS AGRARIOS, S.A.	SPAIN	SERVICES	100.0	—	100.0	139	122	—	125	(3)
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	SPAIN	REAL ESTATE	—	58.5	58.5	184	339	26	384	(71)
PROVIDA INTERNACIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	100.0	100.0	44,125	48,133	4,010	32,246	11,877
PROVINCIAL DE VALORES CASA DE BOLSA, C.A	VENEZUELA	FINANCIAL SERVICES	—	90.0	90.0	2,344	11,277	7,966	1,362	1,949
PROVINCIAL SDAD.ADMIN.DE ENTIDADES DE INV.COLECTIVA, C.A	VENEZUELA	FINANCIAL SERVICES	—	100.0	100.0	1,489	1,488	143	1,105	240
PROVIVIENDA ENTIDAD RECAUDADORA Y ADMIN.DE APORTES, S.A.	BOLIVIA	PENSION FUNDS MANAGEMENT	—	100.0	100.0	776	2,913	2,066	707	140
PROXIMA ALFA INVESTMENTS (UK) LLP	UNITED KINGDOM	IN LIQUIDATION	—	51.0	51.0	—	85	2,298	(617)	(1,596)
PROXIMA ALFA INVESTMENTS (USA) LLC	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	7,212	1,293	201	1,163	(71)
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) II INC.	UNITED STATES	IN LIQUIDATION	—	100.0	100.0	72	68	42	25	1
PROXIMA ALFA INVESTMENTS HOLDINGS (USA) INC.	UNITED STATES	IN LIQUIDATION	100.0	—	100.0	72	7,216	3,349	3,718	149
PROXIMA ALFA SERVICES LTD.	UNITED KINGDOM	FINANCIAL SERVICES	100.0	—	100.0	105	2,342	1	2,364	(23)
RESIDENCIAL CUMBRES DE SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	100.0	100.0	8,938	9,456	1,145	8,433	(122)
RIVER OAKS BANK BUILDING, INC.	UNITED STATES	REAL ESTATE	—	100.0	100.0	24,530	29,231	4,701	16,014	8,516
RIVER OAKS TRUST CORPORATION	UNITED STATES	INACTIVE	—	100.0	100.0	1	1	—	1	—
RIVERWAY HOLDINGS CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	233	7,765	7,531	210	24
RWHC, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	542,101	542,734	634	539,968	2,132
S.GESTORA FONDO PUBL.REGUL.MERCADO HIPOT	SPAIN	INACTIVE	77.2	—	77.2	138	213	67	146	—
SCALDIS FINANCE, S.A.	BELGIUM	INVESTMENT COMPANY	—	100.0	100.0	3,416	3,652	145	3,514	(7)
SEGUROS BANCOMER, S.A. DE C.V.	MEXICO	INSURANCES SERVICES	25.0	75.0	100.0	412,330	2,432,075	2,083,508	191,517	157,050
SEGUROS PROVINCIAL, C.A.	VENEZUELA	INSURANCES SERVICES	—	100.0	100.0	31,340	53,778	22,546	16,946	14,286
SERVICIOS CORPORATIVOS BANCOMER, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	317	2,501	2,182	401	(82)
SERVICIOS CORPORATIVOS DE SEGUROS, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,099	6,000	4,899	858	243
SERVICIOS EXTERNOS DE APOYO EMPRESARIAL, S.A DE C.V.	MEXICO	SERVICES	—	100.0	100.0	3,603	5,266	1,663	3,304	299
SERVICIOS TECNOLOGICOS SINGULARES, S.A.	SPAIN	SERVICES	—	100.0	100.0	—	20,216	24,042	(297)	(3,529)
SMARTSPREAD LIMITED (UK)	UNITED KINGDOM	SERVICES	100.0	—	100.0	1	137	—	(188)	325
SOCIEDAD DE ESTUDIOS Y ANALISIS FINANCIERO.,S.A.	SPAIN	COMERCIAL	100.0	—	100.0	114,518	193,810	116	194,130	(436)
SOCIETE INMOBILIERE BBV D’ILBARRIZ	FRANCE	REAL ESTATE	—	100.0	100.0	1,637	1,537	30	1,682	(175)
SOUTHEAST TEXAS TITLE COMPANY	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	529	727	198	529	—

(*)	Information on foreign companies at exchange rate on December 31, 2010

			% of Voting Rights
			Controlled by the
			Bank				Affiliate Entity Data
						Net	Assets	Liabilities		Profit
						Carrying	as of	as of	Equity	(Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros(*)

SPORT CLUB 18, S.A.	SPAIN	INVESTMENT COMPANY	100.0	—	100.0	23,412	53,093	29,785	25,183	(1,875)
STATE NATIONAL CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	352	11,580	11,228	339	13
STATE NATIONAL STATUTORY TRUST II	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	233	7,725	7,493	225	7
TEXAS LOAN SERVICES, LP.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	894,559	895,031	472	882,589	11,970
TEXAS REGIONAL STATUTORY TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	1,159	38,627	37,468	1,123	36
TEXASBANC CAPITAL TRUST I	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	582	19,396	18,813	565	18
TMF HOLDING INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	7,601	10,388	2,787	7,354	247
TRAINER PRO GESTION DE ACTIVIDADES, S.A.	SPAIN	REAL ESTATE	—	100.0	100.0	2,886	2,931	—	3,261	(330)
TRANSITORY CO	PANAMA	REAL ESTATE	—	100.0	100.0	124	1,435	1,407	154	(126)
TUCSON LOAN HOLDINGS, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	345,706	345,789	83	341,069	4,637
TWOENC, INC.	UNITED STATES	FINANCIAL SERVICES	—	100.0	100.0	(1,164)	1,117	2,282	(1,165)	—
UNICOM TELECOMUNICACIONES S.DE R.L. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1	3	2	—	1
UNIDAD DE AVALUOS MEXICO, S.A. DE CV	MEXICO	FINANCIAL SERVICES	—	100.0	100.0	1,918	3,533	1,970	1,235	328
UNITARIA GESTION DE PATRIMONIOS INMOBILIARIOS	SPAIN	SERVICES	—	100.0	100.0	2,410	2,633	1	2,624	8
UNIVERSALIDAD “E5”	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	3,250	1,085	1,888	277
UNIVERSALIDAD TIPS PESOS E-9	COLOMBIA	FINANCIAL SERVICES	—	100.0	100.0	—	94,309	81,086	3,882	9,341
UNO-E BANK, S.A.	SPAIN	BANKING	67.4	32.7	100.0	174,751	1,361,488	1,255,492	107,729	(1,733)
URBANIZADORA SANT LLORENC, S.A.	SPAIN	INACTIVE	60.6	—	60.6	—	108	—	108	—
VALANZA CAPITAL RIESGO S.G.E.C.R. S.A. UNIPERSONAL	SPAIN	VENTURE CAPITAL	100.0	—	100.0	1,200	16,026	491	14,743	792
VIRTUAL DOC, S.L.	SPAIN	IN LIQUIDATION	—	70.0	70.0	—	467	620	318	(471)
VISACOM, S.A. DE C.V.	MEXICO	SERVICES	—	100.0	100.0	1,134	1,135	—	1,052	83

(*)	Information on foreign companies at exchange rate on December 31, 2010

APPENDIX III. Additional information on the jointly controlled companies accounted for using the proportionate consolidating method in BBVA Group

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net	Assets	Liabilities
						Carrying	as of	as of	Equity	Profit (Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12.31.10	12.31.10	12.31.10	12.31.10
						Thousands of euros (*)

ALTURA MARKETS, SOCIEDAD DE VALORES, S.A.	SPAIN	SECURITIES DEALER	50.0	—	50.0	12,600	1,038,431	998,424	30,381	9,626
ECASA, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	5,515	7,102	7,018	(4,943)	5,027
FORUM DISTRIBUIDORA, S,A,	CHILE	FINANCIAL SERVICES	—	51.0	51.0	7,480	107,008	97,848	6,995	2,165
FORUM SERVICIOS FINANCIEROS, S.A.	CHILE	FINANCIAL SERVICES	—	51.0	51.0	56,493	719,366	643,861	29,489	46,016
INVERSIONES PLATCO, C.A	VENEZUELA	FINANCIAL SERVICES	—	50.0	50.0	11,832	26,803	3,137	24,972	(1,306)
PSA FINANCE ARGENTINA COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	50.0	50.0	12,451	137,358	112,456	18,707	6,195
RENTRUCKS, ALQUILER Y SERVICIOS DE TRANSPORTE, S.A.	SPAIN	FINANCIAL SERVICES	—	50.0	50.0	3,959	42,281	34,364	11,358	(3,441)

Information on foreign companies at exchange rate on December 31, 2010

(*)	Jointly controlled companies accounted for using the equity method

III-1

APPENDIX IV. Additional information on investments and jointly controlled companies consolidated using the equity method in BBVA Group
(Including the most significant entities, jointly representing 98% of all investment in this collective)

			% of Voting Rights
			Controlled by the Bank				Affiliate Entity Data
						Net		Liabilities
						Carrying	Assets of	as of	Equity	Profit (Loss)
Company	Location	Activity	Direct	Indirect	Total	Amount	12/31/10	12/31/10	12/31/10	12/31/10
						Thousands of euros (*)

ADQUIRA ESPAÑA, S.A.	SPAIN	SERVICES	—	40.0	40.0	2,037	17,162	9,357	6,872	934(2)
ALMAGRARIO, S.A.	COLOMBIA	SERVICES	—	35.4	35.4	3,956	31,858	15,261	20,406	(3,809	)(2)
ALTITUDE SOFTWARE SGPS, S.A.(*)	PORTUGAL	SERVICES	—	30.5	30.5	9,842	18,619	9,994	6,144	2,481(2)
AUREA, S.A. (CUBA)	CUBA	REAL ESTATE	—	49.0	49.0	3,922	8,421	811	7,485	125(2)
BBVA ELCANO EMPRESARIAL II, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,491	104,885	15,355	89,454	77(2)
BBVA ELCANO EMPRESARIAL, S.C.R., S.A.	SPAIN	VENTURE CAPITAL	45.0	—	45.0	37,487	104,958	15,355	89,457	146(2)
CAMARATE GOLF, S.A.(*)	SPAIN	REAL ESTATE	—	26.0	26.0	4,091	39,396	18,764	17,798	2,835(3)
CHINA CITIC BANK LIMITED CNCB	CHINA	BANKING	15.0	—	15.0	3,557,759	180,608,192	169,601,243	9,478,880	1,528,069(2)
CITIC INTERNATIONAL FINANCIAL HOLDINGS LIMITED CIFH	HONG-KONG	FINANCIAL SERVICES	29.7	—	29.7	464,339	11,063,029	9,619,672	1,357,742	85,616(1	)(2)
COMPAÑIA ESPAÑOLA DE FINANCIACION DEL DESARROLLO S.A.	SPAIN	FINANCIAL SERVICES	21.8	—	21.8	14,413	61,967	7,126	53,086	1,755(2)
COMPAÑIA MEXICANA DE PROCESAMIENTO, S.A. DE C.V.	MEXICO	SERVICES	—	50.0	50.0	4,706	8,854	1,558	6,564	732(2)
CORPORACION IBV PARTICIPACIONES EMPRESARIALES, S.A.(*)	SPAIN	INVESTMENT COMPANY	—	50.0	50.0	71,027	808,482	371,929	402,838	33,715(1	)(2)
FERROMOVIL 3000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	6,275	649,334	619,575	27,470	2,289(2)
FERROMOVIL 9000, S.L.(*)	SPAIN	SERVICES	—	20.0	20.0	4,614	413,798	391,994	19,410	2,394(2)
FIDEICOMISO F/70191-2 PUEBLA(*)	MEXICO	REAL ESTATE	—	25.0	25.0	5,017	44,360	11,668	28,189	4,503(3)
I+D MEXICO, S.A. DE C.V.(*)	MEXICO	SERVICES	—	50.0	50.0	22,127	70,158	34,068	29,080	7,010(1	)(2)
IMOBILIARIA DUQUE D’AVILA, S.A.(*)	PORTUGAL	REAL ESTATE	—	50.0	50.0	5,346	24,149	13,713	10,058	377(2)
LAS PEDRAZAS GOLF, S.L.(*)	SPAIN	REAL ESTATE	—	50.0	50.0	9,647	66,286	49,189	27,279	(10,183	)(2)
OCCIDENTAL HOTELES MANAGEMENT, S.L.(*)	SPAIN	SERVICES	—	41.7	41.7	87,579	756,194	493,789	336,310	(73,906	)(1)(2)
PARQUE REFORMA SANTA FE, S.A. DE C.V.	MEXICO	REAL ESTATE	—	30.0	30.0	3,544	66,363	55,103	9,923	1,337(3)
PROMOTORA METROVACESA, S.L(*)	SPAIN	REAL ESTATE	—	50.0	50.0	4,412	76,919	64,518	14,491	(2,089	)(3)
ROMBO COMPAÑIA FINANCIERA, S.A.	ARGENTINA	FINANCIAL SERVICES	—	40.0	40.0	9,849	86,232	65,463	13,868	6,901(2)
SERVICIOS DE ADMINISTRACION PREVISIONAL, S.A.	CHILE	PENSION FUNDS MANAGEMENT	—	37.9	37.9	5,460	15,263	4,506	6,387	4,370(2)
SERVICIOS ELECTRONICOS GLOBALES, S.A. DE C.V.	MEXICO	SERVICES	—	46.1	46.1	4,992	14,226	5,297	8,811	118(2)
SERVICIOS ON LINE PARA USUARIOS MULTIPLES, S.A. (SOLIUM)(*)	SPAIN	SERVICES	—	66.7	66.7	4,056	7,710	4,488	2,902	320(2)
SERVIRED SOCIEDAD ESPAÑOLA DE MEDIOS DE PAGO, S.A.	SPAIN	FINANCIAL SERVICES	20.4	0.9	21.4	15,489	206,836	78,920	119,659	8,257(1	)(2)
TELEFONICA FACTORING, S.A.	SPAIN	FINANCIAL SERVICES	30.0	—	30.0	3,694	101,408	90,408	6,849	4,151(2)
TUBOS REUNIDOS, S.A.	SPAIN	INDUSTRIAL	—	23.0	23.0	50,726	664,368	436,637	226,672	1,059(1	)(2)
VITAMEDICA S.A DE C.V.(*)	MEXICO	INSURANCES SERVICES	—	51.0	51.0	2,586	9,833	4,407	4,964	462(2)
OTHER COMPANIES						90,554
					TOTAL	4,547,037	196,149,259	182,110,166	12,429,047	1,610,047

(*)	Jointly controlled companies accounted for using the equity method

(**)	Data relating to the latest financial statements approved at the date of preparation of these notes to the consolidated statements

Information on foreign companies at exchange rate on reference date

(1)	Consolidated Data

(2)	Financial statetement as of December 31, 2009

(3)	Financial statetement as of December 31, 2008

IV-1

Appendix V. Changes and notification of investments in the BBVA Group in 2010

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASE OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORCIONATE METHOD

			Thousands of Euros		% of Voting Rights
			Price Paid in the	Fair Value of		Total Voting
			Transactions +	Equity	% Participation	Rights	Effective Date for
			Expenses directly	Instruments	(net)	Controlled after	the Trasaction
			attributable to the	Issued for the	Acquired	the	(or Notification
Company	Type of Transaction	Activity	Transactions	Transactions	in the Period	Transactions	Date)

APLICA SOLUCIONES TECNOLOGICAS CHILE LIMITADA	FOUNDING	SERVICES	7	—	99.99%	99.99%	4-1-2010

MONTEALMENARA GOLF, S.L.*	ACQUISITION	REAL ESTATE	6,515	—	50.00%	100.00%	26-2-2010

GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	ACQUISITION	SERVICES	904	—	14.02%	58.40%	26-2-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	998	—	0.07%	92.15%	31-3-2010

ECONTA GESTION INTEGRAL, S.L.*	ACQUISITION	SERVICES	591	—	29.92%	100.00%	22-4-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	55,774	—	3.89%	99.57%	30-4-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	1,490	—	0.07%	92.22%	31-5-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	—	—	0.15%	99.75%	31-5-2010

RENTRUCKS, ALQUILER Y SoS DE TRANSPORTE, S.A.*	ACQUISITION	FINANCIAL SERVICES	8	—	7.08%	50.00%	30-6-2010

BBVA SEGUROS DE VIDA, S.A.	ACQUISITION	INSURANCES SERVICES	—	—	0.00%	100.00%	31-7-2010

OCCIVAL, S.A.	ACQUISITION	INVESTMENT COMPANY	—	—	0.00%	100.00%	31-7-2010

IBERDROLA SERVICIOS FINANCIEROS, E.F.C., S.A.*	ACQUISITION	FINANCIAL SERVICES	1,849	—	16.00%	100.00%	31-7-2010

		REAL ESTATE

BBVA PROPIEDAD F.I.I.	ACQUISITION	INVESTMENT COMPANY	—	—	0.25%	100.00%	31-8-2010

APLICA TECNOLOGIA AVANZADA OPERADORA, S.A. DE C.V.	FOUNDING	SERVICES	3	—	100.00%	100.00%	24-9-2010

APLICA TECNOLOGIA AVANZADA SERVICIOS, S.A. DE C.V.	FOUNDING	SERVICES	3	—	100.00%	100.00%	24-9-2010

BANCO PROMOCIÓN	ACQUISITION	BANKING	13	—	0.00%	99.84%	30-11-2010

BANCO CONTINENTAL, S.A.	ACQUISITION	BANKING	—	—	0.02%	92.24%	31-12-2010

FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	ACQUISITION	REAL ESTATE	8,833	—	30.31%	80.31%	31-12-2010

(*)	Notification realized

DISPOSALS OR REDUCTION OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

				% of Voting Rights
						Effective Date for
				% Participation	Total Voting Rights	the Transaction
	Type of		Profit (Loss)	Sold	Controlled after the	(or Notification
Company	Transaction	Activity	in the Transaction	in the Period	Disposal	Date)
			Thousands of euros

BBVA LEASING S.A.COMPAÑIA DE FINANCIAMIENTO COMERCIAL	MERGER	FINANCIAL SERVICES	—	100.00%	—	04-01-10
GFIS HOLDINGS INC.	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-02-10
GUARANTY FINANCIAL INSURANCE SOLUTIONS, INC.	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-02-10
BBVA E-COMMERCE, S.A.	MERGER	SERVICES	—	100.00%	—	15-03-10
UNIVERSALIDAD- BANDO GRANAHORRAR	LIQUIDATION	FINANCIAL SERVICES	557	100.00%	—	30-04-10
PROXIMA ALFA MANAGING MEMBER LLC	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	30-04-10
BIBJ MANAGEMENT, LTD.	LIQUIDATION	SERVICES	—	100.00%	—	31-05-10
BIBJ NOMINEES, LTD.	LIQUIDATION	SERVICES	—	100.00%	—	31-05-10
CANAL COMPANY, LTD.	LIQUIDATION	FINANCIAL SERVICES	(191)	100.00%	—	31-05-10
COMPASS TRUST IV	LIQUIDATION	FINANCIAL SERVICES	(1)	100.00%	—	31-05-10
APLICA SOLUCIONES GLOBALES, S.L.	LIQUIDATION	SERVICES	(14)	100.00%	—	31-07-10
BBVA PRIVANZA (JERSEY), LTD.	LIQUIDATION	FINANCIAL SERVICES	(1,272)	100.00%	—	31-08-10
BBVA CAPITAL FUNDING, LTD.	LIQUIDATION	FINANCIAL SERVICES	1,723	100.00%	—	31-08-10
ADPROTEL STRAND, S.L.	DISPOSAL	REAL ESTATE	27,139	100.00%	—	29-09-10
PRESTACIONES ADMINISTRATIVAS LIMITADA-PROEX LIMITADA	MERGER	FINANCIAL SERVICES	—	100.00%	—	01-09-10
ALTITUDE INVESTMENTS LIMITED	LIQUIDATION	FINANCIAL SERVICES	(86)	51.00%	—	05-10-10
ATUEL FIDEICOMISOS, S.A.	MERGER	SERVICES	—	100.00%	—	26-10-10
EMPRESA INSTANT CREDIT, C.A.	LIQUIDATION	REAL ESTATE	—	100.00%	—	18-11-10
INVERSIONES T, C.A.	LIQUIDATION	REAL ESTATE	—	100.00%	—	18-11-10
PROXIMA ALFA INVESTMENTS, SGIIC, S.A.	LIQUIDATION	FINANCIAL SERVICES	—	100.00%	—	12-11-10
ST. JOHNS INVESTMENTS MANAGMENT CO	MERGER	FINANCIAL SERVICES	—	100.00%	—	30-11-10
DEUSTO, S.A. DE INVERSION MOBILIARIA	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
ELANCHOVE, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
FINANCIERA ESPAÑOLA, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
OCCIVAL, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	10-12-10
BBVA SECURITIES HOLDINGS, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
ALMACENES GENERALES DE DEPOSITO, S.A.E. DE	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MULTIVAL, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
S.A. DE PROYECTOS INDUSTRIALES CONJUNTOS	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
HOLDING DE PARTICIPACIONES INDUSTRIALES 2000, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MIRADOR DE LA CARRASCOSA, S.L.	MERGER	REAL ESTATE	—	100.00%	—	28-12-10
MONTEALMENARA GOLF, S.L.	MERGER	REAL ESTATE	—	100.00%	—	28-12-10
BBVA GLOBAL MARKETS RESEARCH, S.A.	LIQUIDATION	FINANCIAL SERVICES	46	100.00%	—	15-12-10
ANIDA CARTERA SINGULAR, S.L,	MERGER	INVESTMENT COMPANY	—	100.00%	—	28-12-10
BBVA PARTICIPACIONES INTERNACIONAL, S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
BROOKLINE INVESTMENTS,S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
ARAGON CAPITAL, S.L.	MERGER	INVESTMENT COMPANY	—	100.00%	—	22-12-10
GRELAR GALICIA, S.A.	MERGER	INVESTMENT COMPANY	—	100.00%	—	21-12-10
MARQUES DE CUBAS 21, S.L,	MERGER	REAL ESTATE	—	100.00%	—	28-12-10

BUSINESS COMBINATIONS AND OTHER ACQUISITIONS OR INCREASES OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

					% of Voting Rights
			Price Paid in the	Fair Value of		Total Voting
			Transactions +	Equity	% Participation	Rights	Effective Date for
			Expenses Directly	Instruments	(Net)	Controlled After	the Transaction
	Type of		Attributable to the	Issued for the	Acquired	the	(or Notification
Company	Transaction	Activity	Transactions	Transactions	in the Period	Transactions	Date)
			Thousands of Euros

TELEFONICA FACTORING COLOMBIA, S.A.	ACQUISITION	COMERCIAL	350	—	24.30%	24.30%	31-1-2010
MICROMEDIOS DIGITALES, S.A.	ACQUISITION	SERVICES	—	—	—	48.99%	26-2-2010
OPERADORA HITO URBANO, S.A. DE C.V.	FOUNDING	SERVICES	1	—	35.00%	35.00%	26-2-2010
CHINA CITIC BANK LIMITED CNCB	ACQUISITION	BANKING	1,197,475	—	4.93%	15.00%	30-4-2010
TELEFONICA FACTORING CHILE, S.A.	FOUNDING	COMERCIAL	139	—	24.30%	24.30%	31-5-2010
DESARROLLO URBANÍSTICO CHAPULTEPEC, S.A.P.I. DE C.V.	FOUNDING	SERVICES	280	—	50.00%	50.00%	24-6-2010
SOLIUM MEXICO, S.A. DE C.V.	FOUNDING	SERVICES	—	—	100.00%	100.00%	4-11-2010
ALTITUDE SOFTWARE SGPS, S.A.	ACQUISITION	SERVICES	9,842	—	30.47%	30.47%	29-12-2010

DISPOSAL OR REDUCTION OF INTEREST OWNERSHIP IN CONSOLIDATED SUBSIDIARIES AND JOINTLY CONTROLLED COMPANIES ACCOUNTED FOR USING THE PROPORTIONATE METHOD

				% of Voting Rights		Effective Date for
				% Participation	Total Voting Rights	the Transaction
			Profit (Loss)	Sold	Controlled after the	(or Notification
Company	Type of Transaction	Activity	in the Transaction	in the Period	Disposal	Date)
			Thousands of euros

SERVICIO MERCANTIL DE OCCIDENTE, S.A.	LIQUIDATION	SERVICES	—	25.00%	—	31-05-10
INMUEBLES MADARIAGA PROMOCIONES, S.L.	LIQUIDATION	REAL ESTATE	(34)	50.0%	—	31-05-10
SDAD PARA LA PRESTACION SoS ADMINISTRATIVOS, S.L.	DISPOSAL	SERVICES	485	30.0%	—	30-06-10
INMOBILIARIA RESIDENCIAL LOS ARROYOS, S.A.	CHARGE-OFF	REAL ESTATE	—	33.3%	—	30-06-10
PRUBI, S.A.	CHARGE-OFF	REAL ESTATE	—	24.0%	—	30-06-10
FIDEICOMISO F/401555-8 CUATRO BOSQUES	DISPOSAL	REAL ESTATE	85	50.0%	—	31-08-10
MOBIPAY INTERNATIONAL, S.A.	LIQUIDATION	SERVICES	1	50.0%	—	06-08-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	141	0.1%	23.25%	30-09-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	278	0.2%	23.03%	31-10-10
FIDEICOMISOS DE ADMINISTRACION (COLOMBIA)	DISPOSAL	SERVICES	30	20.5%	—	30-11-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	28	0.0%	23.00%	30-11-10
MICROMEDIOS DIGITALES, S.A.	DISPOSAL	SERVICES	(129)	49.0%	—	31-12-10
TUBOS REUNIDOS, S.A.	DISPOSAL	INDUSTRIAL	53	0.0%	22.95%	31-12-10

CHANGES IN OTHER COMPANIES QUOTED RECOGNIZE AS AVAILABLE-FOR-SALE

			% Voting rights		Effective Date
			% Participation		for the Transaction
	Type of		Acquired (Sold)	Totally Controlled	(or Notification
Company	Transaction	Activity	in the Period	after Transaction	Date)

INMOBILIARIA COLONIAL, S.A.(*)(1)	ACQUISITION	REAL ESTATE	3.302%	3.302%	18-3-2010
INMOBILIARIA COLONIAL, S.A.(*)(2)	DILUCION PARTIC.	REAL ESTATE	2.519%	0.783%	24-3-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	ACQUISITION	SERVICES	0.888%	3.560%	13-5-2010
TECNICAS REUNIDAS, S.A.(*)	DISPOSAL	SERVICES	0.434%	2.685%	29-6-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	DISPOSAL	SERVICES	0.010%	2.998%	27-10-2010
ACS, ACTIVIDADES DE CONSTRUCCIÓN Y SERVICIOS, S.A.(*)	ACQUISITION	SERVICES	0.150%	3.022%	10-11-2010
REPSOL YPF, S.A.(*)	ACQUISITION	SERVICES	0.803%	3.284%	28-12-2010

(*)	Notifications realized

(1)	Operation of change of ownership in favor of BBVA by enforcement actions of 58,012,836 shares.

(2)	Dilution of our percentage of investment for increase of the issuer resulting from the conversion into shares of convertifbles obligations.

APPENDIX VI. Fully consolidated subsidiaries with more than 10% owned by non-Group shareholders as of 31 December, 2010

		% of Voting Rights
		Controlled by the Bank
Company	Activity	Direct	Indirect	Total

BANCO BILBAO VIZCAYA ARGENTARIA CHILE, S.A.	BANKING	—	68.2	68.2
BANCO PROVINCIAL S.A. — BANCO UNIVERSAL	BANKING	1.9	53.8	55.6
BBVA & PARTNERS ALTERNATIVE INVESTMENT A.V., S.A.	SECURITIES DEALER	70.0	—	70.0
BBVA INMOBILIARIA E INVERSIONES, S.A.	REAL ESTATE	—	68.1	68.1
DESARROLLO URBANISTICO DE CHAMARTÍN, S.A.	REAL ESTATE	—	72.5	72.5
EL OASIS DE LAS RAMBLAS, S.L.	REAL ESTATE	—	70.0	70.0
ESTACIÓN DE AUTOBUSES CHAMARTÍN, S.A.	SERVICES	—	51.0	51.0
FIDEICOMISO HARES BBVA BANCOMER F/ 47997-2	REAL ESTATE	—	80.3	80.3
GESTIÓN DE PREVISIÓN Y PENSIONES, S.A.	PENSION FUND MANAGEMENT	60.0	—	60.0
GRUPO PROFESIONAL PLANEACION Y PROYECTOS, S.A. DE C.V.	SERVICES	—	58.4	58.4
HOLDING CONTINENTAL, S.A.	INVESTMENT COMPANY	50.0	—	50.0
INVERSIONES BANPRO INTERNATIONAL INC. N.V.	IN LIQUIDATION	48.0	—	48.0
INVERSIONES P.H.R.4, C.A.	IN LIQUIDATION	—	60.5	60.5
JARDINES DE SARRIENA, S.L.	REAL ESTATE	—	85.0	85.0
PROMOTORA RESIDENCIAL GRAN EUROPA, S.L.	REAL ESTATE	—	58.5	58.5
PRO-SALUD, C.A.	SERVICES	—	58.9	58.9
VIRTUAL DOC, S.L.	IN LIQUIDATION	—	70.0	70.0

VI-1

APPENDIX VII. BBVA Group’s securitization fund

			Total Securitized	Total Securitized
		Origination	Exposures at the	Exposures as of
Securitization Fund	Company	Date	Origination Date	December 31, 2010
			Thousands of euros

BBVA AUTOS I FTA	BBVA, S.A.	10/2004	1,000,000	92,588
BBVA-3 FTPYME FTA	BBVA, S.A.	11/2004	1,000,023	106,617
BBVA AUTOS 2 FTA	BBVA, S.A.	12/2005	1,000,000	294,326
BBVA HIPOTECARIO 3 FTA	BBVA, S.A.	06/2005	1,450,013	346,643
BBVA-4 PYME FTA	BBVA, S.A.	09/2005	1,250,025	141,447
BBVA CONSUMO 1 FTA	BBVA, S.A.	05/2006	1,499,999	415,721
BBVA-5 FTPYME FTA	BBVA, S.A.	10/2006	1,900,022	402,815
BCL MUNICIPIOS I FTA	BBVA, S.A.	06/2000	1,205,059	154,217
2 PS RBS (ex ABN)	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2001	8,982	6,393
2 PS INTERAMERICANA	BBVA CHILE, S.A.	09/2004	14,149	6,830
2 PS INTERAMERICANA	BBVA SDAD DE LEASING INMOBILIARIO, S.A.	09/2004	20,211	10,175
BBVA-2 FTPYME ICO FTA	BBVA, S.A.	12/2000	899,393	13,848
BBVA CONSUMO 2 FTA	BBVA, S.A.	11/2006	1,500,000	582,053
BBVA CONSUMO 3 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2008	651,788	354,982
BBVA CONSUMO 3 FTA	BBVA, S.A.	04/2008	323,212	153,544
BBVA CONSUMO 4 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2009	684,530	687,429
BBVA CONSUMO 4 FTA	BBVA, S.A.	12/2009	415,470	390,774
BBVA CONSUMO 5 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	12/2010	827,819	821,700
BBVA CONSUMO 5 FTA	BBVA, S.A.	12/2010	72,180	72,185
BBVA UNIVERSALIDAD E10	BBVA COLOMBIA, S.A.	03/2009	29,033	15,838
BBVA UNIVERSALIDAD E11	BBVA COLOMBIA, S.A.	05/2009	19,166	11,175
BBVA UNIVERSALIDAD E12	BBVA COLOMBIA, S.A.	08/2009	30,789	17,566
BBVA UNIVERSALIDAD E9	BBVA COLOMBIA, S.A.	12/2008	55,052	28,747
BBVA EMPRESAS 1 FTA	BBVA, S.A.	11/2007	1,450,002	436,485
BBVA EMPRESAS 2 FTA	BBVA, S.A.	03/2009	2,850,062	1,654,301
BBVA EMPRESAS 3 FTA	BBVA, S.A.	12/2009	2,600,011	1,921,757
BBVA EMPRESAS 4 FTA	BBVA, S.A.	07/2010	1,700,025	1,513,222
BACOMCB 07	BBVA BANCOMER, S.A.	12/2007	159,755	107,803
BACOMCB 08	BBVA BANCOMER, S.A.	03/2008	69,783	50,165
BACOMCB 08U	BBVA BANCOMER, S.A.	08/2008	344,198	291,279
BACOMCB 08-2	BBVA BANCOMER, S.A.	12/2008	351,925	269,905
BACOMCB 09	BBVA BANCOMER, S.A.	08/2009	395,526	344,219
FannieMae- Lender No. 227300000	COMPASS BANK	12/2001	184,116	22,763
FANNIE MAE — LENDER No. 227300027	COMPASS BANK	12/2003	279,356	86,990
BBVA-FINANZIA AUTOS 1 FTA	FINANZIA BANCO DE CRÉDITO, S.A.	04/2007	800,000	309,971
GAT FTGENCAT 2005 FTA	BBVA, S.A.	12/2005	249,943	46,081
GC GENCAT II FTA	BBVA, S.A.	03/2003	224,967	10,517
BBVA RMBS 1 FTA	BBVA, S.A.	02/2007	2,500,000	1,787,623
BBVA RMBS 2 FTA	BBVA, S.A.	03/2007	5,000,000	3,536,270
BBVA RMBS 3 FTA	BBVA, S.A.	07/2007	3,000,000	2,366,245
BBVA RMBS 4 FTA	BBVA, S.A.	11/2007	4,900,001	3,508,024
BBVA RMBS 5 FTA	BBVA, S.A.	05/2008	5,000,001	4,053,846
BBVA RMBS 6 FTA	BBVA, S.A.	11/2008	4,995,005	4,113,627
BBVA RMBS 7 FTA	BBVA, S.A.	11/2008	8,500,005	6,530,597
BBVA RMBS 9 FTA	BBVA, S.A.	04/2010	1,295,101	1,258,406
BBVA LEASING 1 FTA	BBVA, S.A.	06/2007	2,500,000	921,962
BBVA-6 FTPYME FTA	BBVA, S.A.	06/2007	1,500,101	452,240
BBVA-7 FTGENCAT FTA	BBVA, S.A.	02/2008	250,010	98,519
BBVA-8 FTPYME FTA	BBVA, S.A.	07/2008	1,100,127	539,816
BBVA RMBS 8 FTA	BBVA, S.A.	07/2009	1,220,000	1,089,584

VII-1

APPENDIX VIII. Details of the outstanding subordinated debt and preferred securities issued by the Bank or entities in the Group consolidated as of December 31, 2010.

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

Issues in Euros
BBVA
July-96	EUR	27	27	27	9.37%	22-12-16
November-03	EUR	—	750	750	—	12-11-15
October-04	EUR	992	992	992	4.37%	20-10-19
February-07	EUR	297	297	297	4.50%	16-02-22
March-08	EUR	125	125	125	6.03%	03-03-33
July-08	EUR	100	100	100	6.20%	04-07-23
September-09	EUR	2,000	2,000	—	5.00%	15-10-14

Subtotal	EUR	3,541	4,291	2,291

BBVA GLOBAL FINANCE, LTD.(*)
July-99	EUR	73	73	73	6.35%	16-10-15
February-00	EUR	—	442	442	—	25-02-10
October-01	EUR	60	60	60	5.73%	10-10-11
October-01	EUR	40	40	40	6.08%	10-10-16
October-01	EUR	50	50	50	1.58%	15-10-16
November-01	EUR	55	55	55	1.75%	02-11-16
December-01	EUR	56	56	56	1.72%	20-12-16

Subtotal	EUR	334	776	776

BBVA SUBORDINATED CAPITAL, S.A.U.(*)
May-05	EUR	423	456	484	1.34%	23-05-17
October-05	EUR	126	130	150	1.28%	13-10-20
October-05	EUR	205	231	250	1.25%	20-10-17
October-06	EUR	822	900	1,000	1.33%	24-10-16
April-07	EUR	623	700	750	1.11%	03-04-17
April-07	EUR	100	100	100	3.32%	04-05-22
May-08	EUR	50	50	50	0.00%	19-05-23
July-08	EUR	20	20	20	6.11%	22-07-18

Subtotal	EUR	2,369	2,587	2,804

BBVA BANCOMER, S.A. de C.V.
May-07	EUR	601	560	610	5.00%	17-07-17

Subtotal	EUR	601	560	610

ALTURA MARKETS A.V., S.A.
November-07	EUR	2	2	3	3.03%	29-11-17

Subtotal	EUR	2	2	3

Total issued in Euros		6,847	8,216	6,484

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

VIII-1

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

Issues in foreign currency
BBVA PUERTO RICO, S.A.
September-04	USD	38	35	36	1.74%	23-09-14
September-06	USD	28	26	27	5.76%	29-09-16
September-06	USD	22	21	22	0.86%	29-09-16

Subtotal	USD	88	82	85

BBVA GLOBAL FINANCE, LTD.(*)
December-95	USD	96	139	144	7.00%	01-12-25
October-95	JPY	92	75	79	6.00%	26-10-15

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE
Various issues	CLP	624	336	287	Various	Various

Subtotal	CLP	624	336	287

BBVA BANCOMER, S.A. de C.V.
July-05	USD	—	241	—	—	22-07-15
May-07	USD	373	345	—	6.00%	17-05-22
April-10	USD	670	—	—	7.00%	22-04-20

Subtotal	USD	1,043	586	—

September-06	MXN	151	132	—	5.00%	18-09-14
July-08	MXN	73	63	—	5.00%	16-07-18
October-08	MXN	181	156	—	6.00%	24-09-18
December-08	MXN	166	146	—	6.00%	26-11-20
January-09	MXN	2	2	—	6.00%	26-11-20
February-09	MXN	2	2	—	6.00%	26-11-20
March-09	MXN	1	1	—	6.00%	26-11-20
April-09	MXN	1	1	—	6.00%	26-11-20
June-09	MXN	158	138	—	6.00%	07-06-19
July-09	MXN	5	5	—	6.00%	07-06-19
September-09	MXN	1	1	—	6.00%	07-06-19

Subtotal	MXN	741	647	—

BBVA SUBORDINATED CAPITAL, S.A.U.
October-05	JPY	184	150	159	2.75%	22-10-35

Subtotal	JPY	184	150	159

October-05	GBP	—	277	315	—	21-10-15
March-06	GBP	326	325	315	5.00%	31-03-16
March-07	GBP	284	282	262	5.75%	11-03-18

Subtotal	GBP	610	884	892

RIVERWAY HOLDING CAPITAL TRUST I
March-01	USD	7	7	7	10.18%	08-06-31

Subtotal	USD	7	7	7

TEXAS REGIONAL STATUTORY TRUST I
February-04	USD	37	35	36	3.15%	17-03-34

Subtotal	USD	37	35	36

(*)	As of March 23, 2010 issues of BBVA Capital Funding, Ltd. have been assumed by BBVA Global Finance Ltd.

The issues of BBVA Subordinated Capital, S.A.U. and BBVA Global Finance, LTD. are guaranteed (secondary liability) by the Bank.

VIII-2

Outsanding as of December 31, 2010 of subordinated issues

					Prevailing
		December	December	December	Interest Rate	Maturity
Issuer Entity and Issued Date	Currency	2010	2009	2008	at 2010	Date
	Millions of euros

STATE NATIONAL CAPITAL TRUST I
July-03	USD	11	10	11	3.35%	30-09-33

Subtotal	USD	11	10	11

STATE NATIONAL STATUTORY TRUST II
March-04	USD	7	7	7	3.09%	17-03-34

Subtotal	USD	7	7	7

TEXASBANC CAPITAL TRUST I
July-04	USD	19	17	18	2.89%	23-07-34

Subtotal	USD	19	17	18

COMPASS BANK
March-05	USD	212	195	201	5.50%	01-04-20
March-06	USD	195	180	186	5.90%	01-04-26
September-07	USD	261	242	250	6.40%	01-10-17

Subtotal	USD	668	617	637

BBVA COLOMBIA, S.A.
August-06	COP	156	136	128	7.92%	28-08-11

Subtotal	COP	156	136	128

BBVA PARAGUAY, S.A.
Various	PYG	2	2	2	Various	Various
Various	USD	6	6	6	Various	Various

BANCO CONTINENTAL, S.A.
December-06	USD	22	21	22	1.84%	15-02-17
May-07	USD	15	14	9	6.00%	14-05-27
September-07	USD	15	14	14	1.59%	24-09-17
February-08	USD	15	14	14	6.47%	28-02-28
June-08	USD	22	21	14	3.11%	15-06-18
November-08	USD	15	14	14	2.89%	15-02-19

Subtotal		104	98	87

May-07	PEN	11	10	9	5.85%	07-05-22
June-07	PEN	16	14	14	3.88%	18-06-32
November-07	PEN	15	13	12	3.91%	19-11-32
July-08	PEN	13	11	11	3.22%	08-07-23
September-08	PEN	14	12	12	3.23%	09-09-23
December-08	PEN	8	7	7	4.30%	15-12-33
October-10	PEN	150	—	—	7.38%	15-12-33

Subtotal	PEN	227	67	65

Total issues in foreign currencies (Millions of Euros)		4,722	3,901	2,650

VIII-3

Outsanding as of December 31, 2010 of Preferred Issues

	December 2010		December 2009		December 2008
		Amount Issued		Amount Issued		Amount Issued
Issuer Entity and Issued Date	Currency	(Millions)	Currency	(Millions)	Currency	(Millions)

BBVA International, Ltd.	—	—	—	—	—	—
December-02	EUR	500	EUR	500	EUR	500
BBVA Capital Finance, S.A.U.	—	—	—	—	—	—
December-03	EUR	350	EUR	350	EUR	350
July-04	EUR	500	EUR	500	EUR	500
December-04	EUR	1,125	EUR	1,125	EUR	1,125
December-08	EUR	1,000	EUR	1,000	EUR	1,000
BBVA International Preferred, S.A.U	—	—	—	—	—	—
September-05	EUR	85	EUR	85	EUR	85
September-06	EUR	164	EUR	164	EUR	164
April-07	USD	600	USD	600	USD	600
July-07	GBP	31	GBP	31	GBP	31
October-09	EUR	645	EUR	645	EUR	—
October-09	GBP	251	GBP	251	GBP	—
Banco Provincial, S.A. — Banco Universal	—	—	—	—	—	—
October-07	VEF	150	VEF	150	VEF	150
November-07	VEF	58	VEF	58	VEF	58
Phoenix Loan Holdings Inc.	—	—	—	—	—	—
November-00	USD	25	USD	25	USD	25

VIII-4

APPENDIX IX. Consolidated balance sheets as of December 31, 2010, 2009 and 2008 held in foreign currency

		Mexican	Other Foreign	Total Foreign
2010	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	4,358	6,002	5,333	15,693
Financial assets held for trading	2,347	11,142	4,031	17,520
Available-for-sale financial assets	8,547	10,150	5,102	23,799
Loans and receivables	61,994	35,465	31,288	128,747
Investments in entities accounted for using the equity method	5	112	3,658	3,775
Tangible assets	804	916	655	2,375
Other assets	3,972	2,768	1,830	8,570

Total	82,027	66,555	51,897	200,479

Liabilities-
Financial liabilities held for trading	1,420	3,349	1,073	5,842
Financial liabilities at amortised cost	90,444	50,708	42,645	183,797
Other liabilities	928	5,976	2,889	9,793

Total	92,792	60,033	46,607	199,432

		Mexican	Other Foreign	Total Foreign
2009	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	3,198	5,469	4,278	12,945
Financial assets held for trading	2,607	12,121	2,459	17,187
Available-for-sale financial assets	8,451	7,277	5,227	20,955
Loans and receivables	59,400	27,618	27,953	114,971
Investments in entities accounted for using the equity method	5	112	2,328	2,445
Tangible assets	753	777	653	2,183
Other assets	3,699	2,123	1,763	7,585

Total	78,113	55,497	44,661	178,271

Liabilities-
Financial liabilities held for trading	893	2,507	968	4,368
Financial liabilities at amortised cost	121,735	43,300	42,502	207,537
Other liabilities	1,050	4,316	2,835	8,201

Total	123,678	50,123	46,305	220,106

IX-1

		Mexican	Other Foreign	Total Foreign
2008	USD	Pesos	Currencies	Currencies
	Millions of euros

Assets -
Cash and balances with Central Banks	2,788	5,179	3,612	11,579
Financial assets held for trading	4,137	13,184	3,003	20,324
Available-for-sale financial assets	10,321	5,613	4,846	20,780
Loans and receivables	65,928	26,168	28,072	120,168
Investments in entities accounted for using the equity method	5	103	481	589
Tangible assets	802	729	485	2,016
Other assets	2,093	1,843	1,716	5,652

Total	86,074	52,819	42,215	181,108

Liabilities-
Financial liabilities held for trading	1,192	3,919	1,057	6,168
Financial liabilities at amortised cost	116,910	42,288	42,097	201,295
Other liabilities	1,005	3,896	2,565	7,466

Total	119,107	50,103	45,719	214,929

IX-2

APPENDIX X. Consolidated income statements for the first and second half of 2010 and 2009

	Six Months	Six Months	Six Months	Six Months
	Ended	Ended	Ended	Ended
	June 30,	December 31,	June 30,	December 31,
	2010	2010	2009	2009
	Millions of euros

INTEREST AND SIMILAR INCOME	10,457	10,677	12,911	10,864
INTEREST AND SIMILAR EXPENSES	(3,520)	(4,294)	(6,053)	(3,840)
NET INTEREST INCOME	6,937	6,383	6,858	7,024

DIVIDEND INCOME	257	272	248	195
SHARE OF PROFIT OR LOSS OF ENTITIES ACCOUNTED FOR USING THE EQUITY METHOD	151	184	27	93
FEE AND COMMISSION INCOME	2,678	2,704	2,638	2,667
FEE AND COMMISSION EXPENSES	(406)	(439)	(457)	(418)
NET GAINS (LOSSES) ON FINANCIAL ASSETS AND LIABILITIES	1,067	374	446	446
NET EXCHANGE DIFFERENCES	56	397	352	300
OTHER OPERATING INCOME	1,771	1,772	1,755	1,645
OTHER OPERATING EXPENSES	(1,631)	(1,617)	(1,487)	(1,666)
GROSS INCOME	10,880	10,030	10,380	10,286

ADMINISTRATION COSTS	(4,015)	(4,192)	(3,734)	(3,928)
Personnel expenses	(2,364)	(2,450)	(2,291)	(2,360)
General and administrative expenses	(1,651)	(1,742)	(1,443)	(1,568)
DEPRECIATION AND AMORTIZATION	(365)	(396)	(354)	(343)
PROVISIONS (NET)	(270)	(212)	(152)	(306)
IMPAIRMENT LOSSES ON FINANCIAL ASSETS (NET)	(2,419)	(2,299)	(1,945)	(3,528)
NET OPERATING INCOME	3,811	2,931	4,195	2,181

IMPAIRMENT LOSSES ON OTHER ASSETS (NET)	(196)	(293)	(271)	(1,347)
GAINS (LOSSES) ON DERECOGNIZED ASSETS NOT CLASSIFIED AS NON-CURRENT ASSETS HELD FOR SALE	11	30	9	11
NEGATIVE GOODWILL	1	—	—	99
GAINS (LOSSES) IN NON-CURRENT ASSETS HELD FOR SALE NOT CLASSIFIED AS DISCONTINUED OPERATIONS	24	103	70	789
INCOME BEFORE TAX	3,651	2,771	4,003	1,733

INCOME TAX	(941)	(486)	(961)	(180)
INCOME FROM CONTINUING TRANSACTIONS	2,710	2,285	3,042	1,553

INCOME FROM DISCONTINUED TRANSACTIONS (NET)	—	—	—	—

NET INCOME	2,710	2,285	3,042	1,553

Net Income attributed to parent company	2,527	2,079	2,799	1,411
Net income attributed to non-controlling interests	183	206	243	142

	Six Months		Six Months Ended
	Ended June 30,	Six Months Ended	June 30,	Six Months Ended
	2010	December 31, 2010	2009	December 31, 2009
	Euros

EARNINGS PER SHARE
Basic earnings per share	0.63	0.54	0.73	0.35
Diluted earnings per share	0.63	0.54	0.73	0.35

X-1

APPENDIX XI. GLOSSARY

Adjusted acquisition cost	The acquisition cost of the securities less accumulated amortizations, plus interest accrued, but not net of any other valuation adjustments.
Amortized cost	The amortized cost of a financial asset is the amount at which it was measured at initial recognition minus principal repayments, plus or minus, as warranted, the cumulative amount taken to profit or loss using the effective interest rate method of any difference between the initial amount and the maturity amount, and minus any reduction for impairment or change in measured value.
Assets leased out under operating lease	Lease arrangements that are not finance leases are designated operating leases.
Associates	Companies in which the Group is able to exercise significant influence, without having control. Significant influence is deemed to exist when the Group owns 20% or more of the voting rights of an investee directly or indirectly.
Available-for-sale financial assets	Available-for-sale (AFS) financial assets are debt securities that are not classified as held-to-maturity investments or as financial assets designated at fair value through profit or loss (FVTPL) and equity instruments that are not subsidiaries, associates or jointly controlled entities and have not been designated as at FVTPL.
Basic earnings per share	Calculated by dividing profit or loss attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period
Business combination	The merger of two or more entities or independent businesses into a single entity or group of entities.
Cash flow hedges	Derivatives that hedge the exposure to variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction and could effect profit or loss.
Commissions and fees	Income and expenses relating to commissions and similar fees are recognized in the consolidated income statement using criteria that vary according to their nature. The most significant income and expense items in this connection are:
• Feed and commissions relating linked to financial assets and liabilities measured at fair value through profit or loss, which are recognized when collected.
• Fees and commissions arising from transactions or services that are provided over a period of time, which are recognized over the life of these transactions or services.
• Fees and commissions generated by a single act are accrued upon execution of that act.
Contingencies	Current obligations arising as a result of past events, certain in terms of nature at the balance sheet date but uncertain in terms of amount and/or cancellation date, settlement of which is deemed likely to entail an outflow of resources embodying economic benefits.
Contingent commitments	Possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity.

Contingent risks	Transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts.
Current tax assets	Taxes recoverable over the next twelve months.
Current tax liabilities	Corporate income tax payable on taxable profit for the year and other taxes payable in the next twelve months.
Debt obligations/certificates	Obligations and other interest-bearing securities that create or evidence a debt on the part of their issuer, including debt securities issued for trading among an open group of investors, that accrue interest, implied or explicit, whose rate, fixed or benchmarked to other rates, is established contractually, and take the form of securities or book-entries, irrespective of the issuer.
Deferred tax assets	Taxes recoverable in future years, including loss carryforwards or tax credits for deductions and tax rebates pending application.
Deferred tax liabilities	Income taxes payable in subsequent years.
Defined benefit commitments	Post-employment obligation under which the entity, directly or indirectly via the plan, retains the contractual or implicit obligation to pay remuneration directly to employees when required or to pay additional amounts if the insurer, or other entity required to pay, does not cover all the benefits relating to the services rendered by the employees when insurance policies do not cover all of the corresponding post-employees benefits.
Defined contribution commitments	Defined contribution plans are retirement benefit plans under which amounts to be paid as retirement benefits are determined by contributions to a fund together with investment earnings thereon. The employer’s obligations in respect of its employees current and prior years’ employment service are discharged by contributions to the fund.
Deposits from central banks	Deposits of all classes, including loans and money market operations, received from the Bank of Spain and other central banks.
Deposits from credit institutions	Deposits of all classes, including loans and money market operations received, from credit entities.
Deposits from customers	Redeemable cash balances received by the entity, with the exception of debt certificates, money market operations through counterparties and subordinated liabilities, that are not received from either central banks or credit entities. This category also includes cash deposits and consignments received that can be readily withdrawn.

Diluted earnings per share	This calculation is similar to that used to measure basic earnings per share, except that the weighted average number of shares outstanding is adjusted to reflect the potential dilutive effect of any stock options, warrants and convertible debt instruments outstanding the year. For the purpose of calculating diluted earnings per share, an entity shall assume the exercise of dilutive warrants of the entity. The assumed proceeds from these instruments shall be regarded as having been received from the issue of ordinary shares at the average market price of ordinary shares during the period. The difference between the number of ordinary shares issued and the number of ordinary shares that would have been issued at the average market price of ordinary shares during the period shall be treated as an issue of ordinary shares for no consideration. Such shares are dilutive and are added to the number of ordinary shares outstanding in the calculation of diluted earnings per share.
Early retirements	Employees that no longer render their services to the entity but which, without being legally retired, remain entitled to make economic claims on the entity until they formally retire.
Economic capital	Eligible capital for regulatory capital adequacy calculations.
Effective interest rate	Discount rate that exactly equals the value of a financial instrument with the cash flows estimated over the expected life of the instrument based on its contractual period as well as its anticipated amortization, but without taking the future losses of credit risk into consideration.
Equity	The residual interest in an entity’s assets after deducting its liabilities. It includes owner or venturer contributions to the entity, at incorporation and subsequently, unless they meet the definition of liabilities, and accumulated net profits or losses, fair value adjustments affecting equity and, if warranted, minority interests.
Equity instruments	An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities.
Equity method	The equity method is a method of accounting whereby the investment is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Group’s share of net assets of the investee, adjusted for dividends received and other equity eliminations.
Exchange/translation differences	Gains and losses generated by currency trading and the differences arising on translating monetary items denominated in foreign currency to the functional currency, exchange differences on foreign currency non-monetary assets accumulated in equity and taken to profit or loss when the assets are sold and gains and losses realized on the disposal of assets at entities with a functional currency other than the euro.
Fair value	The amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.
Fair value hedges	Derivatives that hedge the exposure of the fair value of assets and liabilities to movements in interest rates and/or exchange rates designated as a hedged risk.
Fees	See Commissions, fees and similar items

Financial guarantees	A financial guarantee contract is a contract that requires the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument, irrespective of its instrumentation. These guarantees may take the form of deposits, technical or financial guarantees, irrevocable letters of credit issued or confirmed by the entity, insurance contracts or credit derivatives in which the entity sells credit protection, among others.
Financial instrument	A financial instrument is any contract that gives rise to a financial asset of one entity and to a financial liability or equity instrument of another entity.
Financial liabilities at amortized cost	Financial liabilities that do not meet the definition of financial liabilities designated at fair value through profit or loss and arise from the financial entities’ ordinary activities to capture funds, regardless of their instrumentation or maturity.
Full consolidation
•   preparing consolidated financial statements, an entity combines the balance sheets of the parent and its subsidiaries line by line by adding together like items of assets, liabilities and equity. Intragroup balances and transactions, including amounts payable and receivable, are eliminated in full.

•   Group entity income statement income and expense headings are similarly combined line by line into the consolidated income statement, having made the following consolidation eliminations: a) income and expenses in respect of intragroup transactions are eliminated in full. b) profits and losses resulting from intragroup transactions are similarly eliminated.

• The carrying amount of the parent’s investment and the parent’s share of equity in each subsidiary are eliminated.
Gains or losses on financial assets and liabilities, net	This heading reflects fair value changes in financial instruments - except for changes attributable to accrued interest upon application of the interest rate method and asset impairment losses (net) recognized in the income statement - as well as gains or losses generated by their sale - except for gains or losses generated by the disposal of investments in subsidiaries, jointly controlled entities and associates an of securities classified as held to maturity.
Goodwill	Goodwill acquired in a business combination represents a payment made by the acquirer in anticipation of future economic benefits from assets that are not able to be individually identified and separately recognized.
Hedges of net investments in foreign operations	Foreign currency hedge of a net investment in a foreign operation.
Held-to-maturity investments	Held-to-maturity investments are financial assets with fixed or determinable payments and fixed maturity that an entity has the positive intention and ability to hold to maturity.

Held for trading (assets and liabilities)	Financial assets and liabilities acquired or incurred principally for the purpose of selling or repurchasing them in the near term with a view to profiting from variations in their prices or by exploiting existing differences between their bid and ask prices.
This category also includes financial derivatives not qualifying for hedge accounting, and in the case of borrowed securities, financial liabilities originated by the firm sale of financial assets acquired under repurchase agreements or received on loan (“short positions”).
Impaired/doubtful/non-performing portfolio	Financial assets whose carrying amount is higher than their recoverable value, prompting the entity to recognize the corresponding impairment loss
Impaired financial assets	A financial asset is deemed impaired, and accordingly restated to fair value, when there is objective evidence of impairment as a result of one or more events that give rise to:
1. A measurable decrease in the estimated future cash flows since the initial recognition of those assets in the case of debt instruments (loans and receivables and debt securities).
2. A significant or prolonged drop in fair value below cost in the case of equity instruments.
Income from equity instruments	Dividends and income on equity instruments collected or announced during the year corresponding to profits generated by investees after the ownership interest is acquired. Income is recognized gross, i.e., without deducting any withholdings made, if any.
Insurance contracts linked to pensions	The fair value of insurance contracts written to cover pension commitments.
Inventories	Assets, other than financial instruments, under production, construction or development, held for sale during the normal course of business, or to be consumed in the production process or during the rendering of services. Inventories include land and other properties held for sale at the real estate development business.
Investment properties	Investment property is property (land or a building — or part of a building — or both) held (by the owner or by the lessee under a finance lease) to earn rentals or for capital appreciation or both, rather than for own use or sale in the ordinary course of business.
Jointly controlled entities	Companies over which the entity exercises control but are not subsidiaries are designated “jointly controlled entities”. Joint control is the contractually agreed sharing of control over an economic activity or undertaking by two or more entities, or controlling parties. The controlling parties agree to share the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. It exists only when the strategic financial and operating decisions require unanimous consent of the controlling parties.
Leases	A lease is an agreement whereby the lessor conveys to the lessee in return for a payment or series of payments the right to use an asset for an agreed period of time, a stream of cash flows that is essentially equivalent to the combination of principal and interest payments under a loan agreement.

Liabilities associated with non-current assets held for sale	The balance of liabilities directly associated with assets classified as non-current assets held for sale, including those recognized under liabilities in the entity’s balance sheet at the balance sheet date corresponding to discontinued operations.
Liabilities under insurance contracts	The technical reserves of direct insurance and inward reinsurance recorded by the consolidated entities to cover claims arising from insurance contracts in force at period-end.
Loans and advances to customers	Loans and receivables, irrespective of their type, granted to third parties that are not credit entities and that are not classified as money market operations through counterparties.
Loans and receivables	Financing extended to third parties, classified according to their nature, irrespective of the borrower type and the instrumentation of the financing extended, including finance lease arrangements where the consolidated subsidiaries act as lessors.
Minority interests	Minority interest is that portion of the profit or loss and net assets of a subsidiary attributable to equity interests that are not owned, directly or indirectly through subsidiaries, by the parent, including minority interests in the profit or loss of consolidated subsidiaries for the reporting period.
Mortgage-backed bonds	Fixed-income securities guaranteed with the mortgage loans for the issuing entity, which, in accordance with current legislation to that effect, are not subject to the issuance of mortgage bonds.
Non-current assets held for sale	A non-current asset or disposal group, whose carrying amount is expected to be realized through a sale transaction, rather than through continuing use, and which meets the following requirements:
a) it is immediately available for sale in its present condition at the balance sheet date, i.e. only normal procedures are required for the sale of the asset.
b) the sale is considered highly probable.
Other equity instruments	This heading reflects the increase in equity resulting from various forms of owner contributions, retained earnings, restatements of the financial statements and valuation adjustments.
Other financial assets/liabilities at fair value through profit or loss	• Assets and liabilities that are deemed hybrid financial assets and liabilities and for which the fair value of the embedded derivatives cannot be reliably determined.

•   These are financial assets managed jointly with “Liabilities under insurance contracts” valued at fair value, in combination with derivatives written with a view to significantly mitigating exposure to changes in these contracts’ fair value, or in combination with financial liabilities and derivatives designed to significantly reduce global exposure to interest rate risk.

These headings include customer loans and deposits effected via so-called unit-linked life insurance contracts, in which the policyholder assumes the investment risk.
Own/treasury shares	The amount of own equity instruments held by the entity.

Personnel expenses	All compensation accrued during the year in respect of personnel on the payroll, under permanent or temporary contracts, irrespective of their jobs or functions, irrespective of the concept, including the current costs of servicing pension plans, own share based compensation schemes and capitalized personnel expenses. Amounts reimbursed by the state Social Security or other welfare entities in respect of employee illness are deducted from personnel expenses.
Post-employment benefits	Retirement benefit plans are arrangements whereby an enterprise provides benefits for its employees on or after termination of service.
Property, plant and equipment/tangible assets	Buildings, land, fixtures, vehicles, computer equipment and other facilities owned by the entity or acquired under finance leases.
Proportionate consolidation method	The venturer combines and subsequently eliminates its interests in jointly controlled entities’ balances and transactions in proportion to its ownership stake in these entities.
The venturer combines its interest in the assets and liabilities assigned to the jointly controlled operations and the assets that are jointly controlled together with other joint venturers line by line in the consolidated balance sheet. Similarly, it combines its interest in the income and expenses originating in jointly controlled businesses line by line in the consolidated income statement.
Provisions	Provisions include amounts recognized to cover the Group’s current obligations arising as a result of past events, certain in terms of nature but uncertain in terms of amount and/or cancellation date.
Provision expenses	Provisions recognized during the year, net of recoveries on amounts provisioned in prior years, with the exception of provisions for pensions and contributions to pension funds which constitute current or interest expense.
Provisions for contingent exposures and commitments	Provisions recorded to cover exposures arising as a result of transactions through which the entity guarantees commitments assumed by third parties in respect of financial guarantees granted or other types of contracts, and provisions for contingent commitments, i.e., irrevocable commitments which may arise upon recognition of financial assets.
Provisions for pensions and similar obligation	Constitutes all provisions recognized to cover retirement benefits, including commitments assumed vis-à-vis beneficiaries of early retirement and analogous schemes.
Reserves	Accumulated net profits or losses recognized in the income statement in prior years and retained in equity upon distribution. Reserves also include the cumulative effect of adjustments recognized directly in equity as a result of the retroactive restatement of the financial statements due to changes in accounting policy and the correction of errors.
Securitization fund	A fund that is configured as a separate equity and administered by a management company. An entity that would like funding sells certain assets to the securitization fund, which, in turn, issues securities backed by said assets.
Share premium	The amount paid in by owners for issued equity at a premium to the shares’ nominal value.

Short positions	Financial liabilities arising as a result of the final sale of financial assets acquired under repurchase agreements or received on loan.
Subordinated liabilities	Financing received, regardless of its instrumentation, which ranks after the common creditors in the event of a liquidation.
Subsidiaries	Companies which the Group has the power to control. Control is presumed to exist when the parent owns, directly or indirectly through subsidiaries, more than one half of an entity’s voting power, unless, exceptionally, it can be clearly demonstrated that ownership of more than one half of an entity’s voting rights does not constitute control of it. Control also exists when the parent owns half or less of the voting power of an entity when there is:
• an agreement that gives the parent the right to control the votes of other shareholders;

•   power to govern the financial and operating policies of the entity under a statute or an agreement; power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body;

• power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.
Substandard risk	All debt instruments and contingent risks which do not meet the criteria to be classified individually as non-performing or written-off, but show weaknesses that may entail for the entity the need to assume losses greater than the hedges for impairment of risks subject to special monitoring.
Tax liabilities	All tax related liabilities except for provisions for taxes.
Trading derivatives	The fair value in favor of the entity of derivatives not designated as accounting hedges.
Value at Risk (VaR)	Value at Risk (VaR) is the basic variable for measuring and controlling the Group’s market risk. This risk metric estimates the maximum loss that may occur in a portfolio’s market positions for a particular time horizon and given confidence level
VaR figures are estimated following two methodologies:

• VaR without smoothing, which awards equal weight to the daily information for the immediately preceding last two years. This is currently the official methodology for measuring market risks vis-à-vis limits compliance of the risk.

• VaR with smoothing, which weights more recent market information more heavily.
This is a metric which supplements the previous one.
VaR with smoothing adapts itself more swiftly to the changes in financial market conditions, whereas VaR without smoothing is, in general, a more stable metric that will tend to exceed VaR with smoothing when the markets show less volatile trends, while it will tend to be lower when they present upturns in uncertainty.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

By:	/s/ EDUARDO AVILA ZARAGOZA
Name:     EDUARDO AVILA ZARAGOZA

Title:	Chief Accounting Officer

Date: May 11, 2011.

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-167820 on Form F-3 and Registration Statement Nos. 333-167389, 333-163816 and 333-149157, respectively, on Form S-8 of our report dated April 1, 2011, except for Note 60.C.16, as to which the date is May 5, 2011, relating to the consolidated financial statements of Banco Bilbao Vizcaya Argentaria, S.A. and subsidiaries composing the Banco Bilbao Vizcaya Argentaria Group (the “Group”) (which report expresses an unqualified opinion and includes an explanatory paragraph stating that the International Financial Reporting Standards adopted by the European Union (“EU-IFRS”) required to be applied under the Bank of Spain’s Circular 4/2004 vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”) and that the information relating to the nature and effect of such differences is presented in Note 60 to the consolidated financial statements of the Group) and of our report dated April 1, 2011 relating to the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Banco Bilbao Vizcaya Argentaria, S.A. for the year ended December 31, 2010.

/s/  DELOITTE, S.L
Madrid- Spain

May 11, 2011